UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes *           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes *           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 2, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Chief of Financial Officer

FINANCIAL AND PERFORMANCE HIGHLIGHTS

Financial Highlights	13
Business and Operational Highlights	15
Stock Highlights	16
Bond Highlights	18
Dividend Highlights	18

MANAGEMENT REPORT

Report of the Board of Commissioner	19
Report of the President Directors	22

GENERAL INFORMATION OF TELKOM INDONESIA

MANAGEMENT DISCUSSION AND ANALYSIS OF TELKOM INDONESIA PERFORMANCE

Economic and Industry Overview	72
Business Overview	77
Financial Overview	87
Operational Overview	114
Functional Overview	121

CORPORATE GOVERNANCE

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Telkom Commitment to Social Responsibility	229
Corporate Social Responsibility Awards 2014	233
Achievement of Performance Based on ISO 26000 CSR	234
CSR Activities and Programs	235

APPENDICES

Definitions	249

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SUSTAINABLE  COMPETITIVE GROWTH THROUGH DIGITAL BUSINESS

Investing in the digital business is a necessity for us to improve our competitiveness while maintaining sustainable growth in the future. In 2014, one of our main programs was to continue developing infrastructure to support growth of the digital business.

We have continued to develop our optical fiber-based access network, which at the end of 2014 had 13.2 million homes passed. Subsequently, we plan to deploy optical fiber connections to homes and buildings to revive our fixed line business.

In the cellular business unit, during 2014 we have built 15,556 new BTS, 75% of which are 3G/4G BTS. At the end of 2014, we had 85,420 BTSs, of which 45% were 3G/4G BTSs. Our BTS infrastructure demonstrates our superiority in terms of coverage and capacity and also reflects our commitment to provide the best digital experience. Telkomsel is the first commercial operator in Indonesia to provide 4G services to further enhance the digital experience of our customers. In addition, we have also installed 170,000 Wi-Fi access points to help off-load  our mobile customer data traffic.

Our fixed line broadband services and Telkomsel's cellular services are supported by a superior backbone network. At the end of 2014, we have built 76,700 kilometers of fiber-optic backbone network. We are continuing to build our backbone network so as to eventually reach all parts of the archipelago. We have also built a 54,800 m2 data center to support cloud computing services (cloud services).

We seek to provide a comprehensive range of services to meet customer needs by developing digital services, through various content and applications that can support their digital lifestyle. These are important parts of our efforts to generate demand for increasingly more data traffic, accompanied by various programs to accelerate the use of smart devices.

Our efforts in building broadband infrastructure, coupled with various supporting strategies, have shown positive results of high growth in revenue from the digital business, with its contribution to total revenue also increasing significantly. Digital  business will be the Company’s driver of future growth.

We are on the right track towards becoming a digital company and simultaneously helping to realize the digital society.

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ANNUAL REPORT THEME CONTINUITY

We are consistently on our strategic measure to build a sustainable competitive growth. This is reflected on our Annual Reports theme continuity:

Annual Report 2010: Your Future Starts Today

With focus on TIME (telecommunication, information, media & edutainment) services, we are committed to ensuring that every customer can enjoy the lifestyle of the future, starting today.

Annual Report 2011: Moving Forward Beyond Telecommunications

The advances in broadband technology-based further narrow the distance between users. We take this opportunity to strengthen the infrastructure of broadband-based to support innovation of services and products leading to Information, Media, and Edutainment (“IME").

Annual Report 2012: Bringing Indonesia to the Digital Society

We pioneered the digital society in Indonesia with a focus on service implementation of Telecommunications, Information, Media, Edutainment and Services ("TIMES"), including the development of Indonesia Digital Network.

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Annual Report 2013: Creating Global Talents and Opportunities

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. This strategic initiative has led us achieve double-digit growth and solidify us as dominant TIMES service provider Company in Indonesia and taken into account in the regional area.

Annual Report 2014: Sustainable Competitive Growth Through Digital Business

We are responding to global market challenges by transforming ourselves into a digital business so that we remainable to grow competitively and sustainably

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Toward "The King of Digital"

TELKOM'S THREE MAIN PROGRAMS

Dealing with the dynamic and fast-changing challenges of the telecommunication, information technology and media industries, we are focusing our business strategy on 3 main programs that we call Telkom’s Masterpieces in 2014.

1. Telkomsel Double Digit Revenue Growth

With our leading-edge infrastructure, both in coverage and capacity, as well as analytical capabilities, we can position ourselves as the cellular operator with a double-digit revenue growth. To ensure the achievement of double-digit revenue growth, we are currently prioritizing the deployment of our fiber network over Telkomsel's BTS in order to consistently improve our data service quality.

Telkomsel is the main backbone to our revenue, contributing up to 60% of our consolidated revenues. To maintain its position as the main contributor, Telkomsel is committed to continuing developing its infrastructure, particularly broadband infrastructure, with the aim of improving its service quality and coverage. Telkomsel is also adopting state-of-the-art technology to improve customers’ experience. We have therefore supported Telkomsel in developing its business by allocating the largest portion of our capital expenditure to strengthen its business to maintain an above industry average growth.

• Triple double-digit growth	- 10.4% in Revenues - 10.0% in EBITDA - 11.9% in Net Income
• The first mobile operator to commercially market the 4G LTE in Indonesia
• 15,500 new BTS (75% 3G BTS) total BTS reached 85,420 units

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2. Indonesia Digital Network (IDN) 2015

IDN 2015 is our vision of a true end-to-end broadband infrastructure development from the end user terminal, access network, transport network to the services. IDN 2015 was developed to enable equal access, and to improve the quality, and increase the capacity, of broadband infrastructure in all parts of Indonesia.

The Indonesia Digital Network program consists of access network infrastructures (Id-Access), a network backbone (Id-Ring), and an integrated NGN for multi-service and multi-screen (Id-Convergence) as the foundation for realizing the digital society. We are committed to supporting the development of the digital society by providing broadband infrastructure thoroughly and integrally.

2020 Telkom Master Plan to Realize Broadband Network Digital Ecosystem

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3. International Expansion

International expansion is one of the steps to realize our objective "To Become a leading TIMES player in the region". We are developing and expanding our business outside of Indonesia to broaden and diversify our market. By expanding internationally, we are also preparing our human resources to be ready in facing the ASEAN Economic Community which will begin by the end of 2015.

Through our subsidiary, PT Telekomunikasi Indonesia International (Telin), we have strengthened our presence in the region with a profitable business model and well-managed risks. We operate Mobile Virtual Network Operator (MVNO) schemes in four countries, namely Malaysia, Hong Kong, Macau, and Saudi Arabia. We also operate a Mobile Network Operator (MNO) in Timor Leste, provide Business Process Outsourcing (BPO) services in Australia and New Zealand, and have other telecommunications-related businesses in Taiwan, Myanmar and the United States. The international markets offer significant business opportunities.

In addition, to develop Indonesia into a “hub” for data communication traffic in the region, we are developing the Indonesia Global Gateway (IGG) to connect Indonesia to Middle East and West Europe via the SEA-ME-WE 5 submarine cable communications system, and to connect Indonesia to the United States via the SEA-US submarine cable communications system.

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ANNUAL REPORT TELKOM HIGHLIGHTS

PT Telkom Indonesia Tbk (Persero), or referred to as "Telkom", "Company", or "we", presents the Annual Report for the year ended on December 31, 2014, prepared in accordance with the Decree of the Financial Services Authority ("OJK"), replacement of Bapepam-LK number X.K.6 and X.K.7. Certain sections of this Annual Report also contains information published in the Form 20-F according to the regulation of the Securities and Exchange Commission ("SEC") the United States. However, no part of this document are combined to refer to the Form 20-F. The information and data presented in this Annual Report is sourced on the Company's consolidated financial data and its subsidiaries.

The term "Indonesia" in this Annual Report 2014 refers to the Republic of Indonesia while the "Government" means the Government of Indonesia, and the "United States" or "US" means the United States. The mentioning of the currency unit of "Rupiah" or "Rp" refers to the lawful currency of Indonesia, while "US Dollar" or "US$" are to the lawful currency of the United States. Certain figures (including percentages) have been rounded. Unless otherwise stated, all financial information is presented in Rupiah in accordance with Indonesia Financial Accounting Standards ("IFAS").

This Annual Report contains statements that are forward looking, including expectations and projections about the operating performance and business prospects in the future. Statements such as these generally uses words such as "believe", "expect", "anticipate", "estimate", "projecting" or other similar words. In addition, all statements that are not historical facts, in this Annual Report can be categorized as forward-looking statements. Although we believe that the expectations in the statement containing the forward looking is quite reasonable, We can not guarantee that these expectations will prove correct. Statements containing forward looking contains risks and uncertainties, including the effect of changes in the economic, political and social environment in Indonesia. In the section "Risk Management" and other sections of this Annual Report disclosed the important factors that could cause actual results that differ materially from our expectations.

For more information about Telkom’s Annual Report, you can contact our Investor Relations at Graha Merah Putih 5th Floor, Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia. Tel: +62-21-5215 109, Fax: +62-21-5220 500 or e-mail: investor@telkom.co.id. You can also download this document online through our website at http://www.telkom.co.id

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ANNUAL REPORT SUMMARY

Telkom's Achievements in 2014

In 2014, we were able to record an excellent performance, achieving growth above the industry average. This achievement is a result of our investment in developing broadband infrastructure and a manifestation of our commitment to become a leading player in the digital business. In 2014, the contribution of our digital business revenue increased significantly to 32.5% compared to 28.2%in the previous year.

• Revenue	Rp89.7 trillion	8.1%
• Asset	Rp140.9 trillion	10.1%
• Mobile users	67.9 million	12.1%
• Numbers of cellular BTS	85,420 BTS	22.3%

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FINANCIAL AND PERFORMANCE HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Consolidated Statements of Comprehensive Income
(in billions of Rupiah, except for net income per share and per ADS)
	Years ended December 31,
	2014	2013	2012	2011	2010
Total Revenues	89,696	82,967	77,142	71,253	68,629
Total Expenses	61,393	57,700	54,004	49,960	46,240
Adjusted EBITDA	46,508	43,626	40,154	36,821	37,549
Operating profit	29,377	27,846	25,697	21,958	22,937
Profit for the year	21,445	20,290	18,361	15,470	15,870
Profit for the year attributable to:
Owners of the parent company	14,638	14,205	12,850	10,965	11,537
Non-controlling interest	6,808	6,085	5,512	4,505	4,333
Total comprehensive income for the year	21,471	20,402	18,387	15,481	15,904
Total comprehensive income attributable to:
Owners of the parent company	14,663	14,317	12,876	10,976	11,571
Non-controlling interest	6,808	6,085	5,512	4,505	4,333
Net income per share	149.8	147.4	133.8	111.9	117.3
Net income per ADS (1 ADS : 200 common stock)	29,966.7	29,483.6	26,767.6	22,386.8	23,461.6

Consolidated Statements of Financial Position
(in billions of Rupiah)
	Years ended December 31,
	2014	2013	2012	2011	2010
Assets	140,895	127,951	111,369	103,054	100,501
Liabilities	54,770	50,527	44,391	42,073	44,086
Equity attributable to owners of the parent company	67,807	60,542	51,541	47,510	44,419
Net working capital (Current Asset - Current Liabilities)	1,976	4,638	3,866	(931)	(1,744)
Investment in associate entities	1,767	304	275	235	254

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Capital Expenditures
(in billions of Rupiah)
	Years ended December 31,
	2014	2013	2012	2011	2010
Telkom	8,099	5,313	4,040	4,202	3,623
Telkomsel	13,002	15,662	10,656	8,472	8,197
Others Subsidiaries	3,560	3,923	2,576	1,929	831
Total	24,661	24,898	17,272	14,603	12,651

Consolidated Financial and Operational Ratios
	Years ended December 31,
	2014	2013	2012	2011	2010
Return on Asset (ROA) (%) [1]	10.4	11.1	11.5	10.6	11.5
Return on Equity (ROE) (%) [2]	21.6	23.5	24.9	23.1	26.0
Operating Profit Margin (%) [3]	32.8	33.6	33.3	30.8	33.4
Current Ratio (%) [4]	106.2	116.3	116.0	95.8	91.5
Total Liabilities to Equity (%) [5]	80.8	83.5	86.1	88.6	99.3
Total Liabilities to Total Assets (%) [6]	38.9	39.5	39.9	40.8	43.9

(1)     Roa  is calculated as profit for the year attributable to owner of the parent company divided by total assets at year end December 31.

(2)     Roe  is calculated as profit for the year attributable to owners of the parent company divided by total equity attributable to owner of the parent company at year end December 31.

(3)     Operating Profit Margin is calculated as operating profit divided by revenues.

(4)     Current Ratio is calculated as current liabilities divided by current liabilities at year end December 31.

(5)     Liabilities to Equity Ratio is calculated as total liabilities divided by total equity attributable to owners of the parent company at year end December 31.

(6)     Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.

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BUSINESS AND OPERATIONAL HIGHLIGHTS

	Unit	Years ended December 31,
		2014	2013	2012
Broadband Subscribers
Fixed broadband (Speedy)	(000) subscribers	3,400	3,013	2,341
Mobile broadband (Flash)	(000) subscribers	31,216	17,271	11,039
Blackberry	(000) subscribers	5,835	7,556	5,764
Total Broadband Subscribers	(000) subscribers	40,451	27,840	19,144
Cellular Subscribers
Postpaid (kartuHalo)	(000) subscribers	2,851	2,489	2,149
Prepaid (simPATI, Kartu As)	(000) subscribers	137,734	129,023	122,997
Total Cellular Subscribers	(000) subscribers	140,585	131,513	125,146
Fixed Line Subscribers
Fixed wireline	(000) subscribers	9,698	9,351	8,946
Fixed wireless	(000) subscribers	4,404	6,766	17,870
Total Fixed Line Subscribers	(000) subscribers	14,102	16,117	26,816
Other Subscribers
Datacomm	(000) Mbps	930,327	381,440	281,063
Satellite transponder	(000) MHz	3,560	3,007	2,650
Network
BTS	unit	85,420	75,579	60,011
Customer Services
PlasaTelkom	location	572	572	572
Grapari	location	88	86	85
Mobile Grapari	unit	268	268	-
Employees	people	25,284	25,011	25,683
* Related to ReFlexi Program, hence since 2014 base stations that we disclose was cellular BTS

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STOCK HIGHLIGHTS

The following figures are the report of the highest, lowest, and closing of stock price, trading volume, outstanding shares and market capitalization of common stock listed on the Indonesia Stock Exchange ("IDX") for the periods indicated:

	Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)
Calendar Year	High	Low	Closing
	(in Rupiah)
2010	1,960	1,390	1,590	28,539,250,000	98,347,123,900	160,272
2011	1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012	1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013	2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
First Quarter	2,230	1,760	2,200	5,993,025,000	95,745,344,100	221,760
Second Quarter	2,580	1,900	2,250	8,265,647,500	96,044,401,100	226,800
Third Quarter	2,450	1,950	2,100	7,206,438,500	97,100,853,600	211,680
Fourth Quarter	2,375	1,980	2,150	6,374,194,000	97,100,853,600	216,720
2014	3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
First Quarter	2,420	2,060	2,215	6,647,275,800	97,100,853,600	223,272
Second Quarter	2,700	2,150	2,465	6,736,807,600	98,175,853,600	248,472
Third Quarter	3,010	2,465	2,915	5,313,076,900	98,175,853,600	293,832
Fourth Quarter	2,930	2,590	2,865	5,338,601,300	98,175,853,600	288,792
September	3,010	2,675	2,915	1,769,250,600	98,175,853,600	293,832
October	2,930	2,680	2,750	2,482,524,900	98,175,853,600	277,200
November	2,830	2,590	2,825	1,559,250,500	98,175,853,600	284,760
December	2,890	2,725	2,865	1,296,825,900	98,175,853,600	288,792
2015
January	2,930	2,780	2,830	1,403,802,200	98,175,853,600	285,264
February	3,020	2,800	2,935	1,785,881,500	98,175,853,600	295,848

-          We conducted a 1:2 ratio of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.

-          We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.

-          The price per share of the common stock reflects this two splits above for all periods shown.

-          Market capitalization is multiplying between the share price and issued and fully paid shares which is 100,799,996,400 shares.

On December 30, 2014, the last trading day in the IDX in 2014, the closing price for our common stock was Rp2,865  per share.

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In the table below, we present the ADS price (high, low, and closing) and ADS trading volume on the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE") for the indicated periods. In the LSE, Telkom ADS is traded over the counter (OTC), meaning that the transaction occurs "off exchange". After a transaction has taken place, then it is reported to the LSE.

	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
Calendar Year	High	Low	Closing		High	Low	Closing
	(in US Dollars)				(in US Dollars)
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012	41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
2013	50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
First Quarter	45.32	36.17	45.08	13,876,752	45.83	37.06	45.28	12,819
Second Quarter	50.61	38.75	42.74	15,688,290	50.59	39.31	45.34	6,465,258
Third Quarter	47.20	34.54	36.31	18,713,653	47.44	35.62	36.27	79,240
Fourth Quarter	41.69	33.75	35.85	18,782,410	41.69	33.44	35.33	21,786
2014	48.75	33.91	45.23	52,250,948	43.75	38.42	-	12,008
First Quarter	40.59	33.91	39.37	16,346,799	39.55	38.42	39.55	986
Second Quarter	44.45	39.00	41.66	16,409,533	43.75	39.95	43.00	11,022
Third Quarter	48.75	41.69	48.10	9,670,921	-	-	-	-
Fourth Quarter	48.43	42.29	45.23	9,823,695	-	-	-	-
September	48.75	44.85	48.10	2,722,429	-	-	-	-
October	48.43	44.26	45.35	4,383,362	-	-	-	-
November	46.39	34.70	36.54	5,866,608	-	-	-	-
December	46.89	42.29	45.23	3,254,644	-	-	-	-
2015
January	47.07	43.84	44.10	3,796,653	-	-	-	-
February	45.42	44.82	44.91	128,606	-	-	-	-

The last trading day in the NYSE in 2014, was on December 31, and the closing price for one Telkom ADS was US$45.23.

Effective from June 5, 2014, due to the low level of our ADSs traded, we delisted our ADSs listing from London Stock Exchange. The closing price of Telkom ADS last transaction on the LSE for our ADS on June 4, 2014 was US$43.00.

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BONDS HIGHLIGHTS

The following table was bond summary:

Bond	Out standing (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate	Underwriter	Trustee	Rating
Telkom’s Bond II 2010 Serie A	1,005,000	June 25, 2010	July 6, 2015	5	9.6%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	idAAA
Telkom’s Bond II 2010 Serie B	1,995,000	June 25, 2010	July 6, 2020	10	10.2%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	idAAA

DIVIDEND HIGHLIGHTS

Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share after stock split (Rp)
2009	June 11,2010	50	5,666,070 [0]	57.61
2010	May 19, 2011	55	6,345,350 [2]	64.52
2011	May 11,2012	65	7,127,333 [3]	74.21
2012	April 19, 2013	65	8,352,597 [4]	87.24
2013	April 4, 2014	70	9,943,294 [5]	102.40

(1)     Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)     Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

(3)     Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

(4)     Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting Rp1,285,015 million.

(5)     Consists of cash dividend amounting to Rp7,812,588 million and special cash dividend amounting Rp2,130,705 million.

The Annual General Meeting of Shareholders (“AGMS”) has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2014 will be decided at the AGMS scheduled for 2015.

Telkomsel Dividend

Pursuant to AGMS on April 1, 2014, Telkomsel approved the payment of a cash dividend of Rp15,612  billion, which represented 90% of Telkomsel’s net profit in 2014, Rp4,917  billion of this dividend was distributed to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”).

In 2012, 2013, and 2014 cash dividends were paid to SingTel Mobile, a non-controlling shareholder of Telkomsel, amounting to Rp3,231.2  billion Rp4,675 billion and Rp4,917  billion.

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MANAGEMENT REPORT

REPORT OF THE BOARD OF COMMISSIONERS

To Realize the Expectation as the Leading Digital Company

Throughout 2014, the Company continued its excellent performance, growing at a rate above the industry average. In light of its performance achievement, we believe the Company is on track to realize its hopes of becoming a 'Digital Company'. In line with our vision, Telkom is making the most of all its potential to strengthen its presence in the region.

Esteemed Shareholders and Stakeholders,

The world economic situation in general in 2014 saw a weakness, especially in Europe and some of the key Asian countries such as Japan and China, despite a significant economic recovery in the United States of America. The Indonesian economy was still growing quite well thanks to the relatively stable domestic consumption as a result of activities relating to the democratic general election in 2014. Meanwhile, the Indonesian telecommunications industry in 2014 was marked by a consolidation which resulted in a reduced number of players in the industry. We hope this is a part of the government's efforts to build a healthier telecom industry in the future.

Views on Business Prospects

Apart from a number of challenges, such as competition in the mobile and fixed broadband industry, we assess that the Company has good prospects. The telecommunications industry in Indonesia still offers great opportunities to grow. Currently the greatest opportunity arises from the fact that the mobile broadband penetration and consumption are still relatively low. The Company also has assets in the fixed line business, which if managed with the right strategy will bring substantial growth potential. Other opportunities arise from the possibility of international expansion that has significant potential to be explored and developed.

The BOC has assessed the adequacy of the Board of Directors in mapping various scopes that affect the Company’s growth expectations. The Board also considers that the Board of Directors has set targets based on the results of analysis of various aspects, including the internal and external conditions of the Company.

View on the Company's Performance in 2014

The Company recorded a very good performance in 2014 with revenue growth surpassing the industry average. The Company's performance was especially supported by our subsidiary PT Telekomunikasi Selular (Telkomsel), a mobile cellular operator, which continued excellent performance with revenues, EBITDA and Net Income growing by double digits. Other businesses in the areas of fixed line, telecommunications infrastructure and other business units also grew quite well.

The BOC believes that this performance achievement shows that the Company has the right strategies and also has had the ability to execute these strategies well. The Company’s three main programs, namely strengthening Telkomsel in order to continue recording performance higher than the industry’s performance, building and utilizing the Indonesia Digital Network to realize the digital society, and expanding its presence in the regional and international markets. In the future, the Company will continue using this strategy to create a better performance.

Corporate Governance and Oversight by the Board of Commissioners

The Company continues upholding the application and enforcement of good corporate governance in accordance with best practices, which provides a solid foundation for the Company to continue growing sustainably in the future.

So far, the Company has practiced good corporate governance, as reflected in a number of prestigious awards in the field of corporate governance application in 2014, including the award of Indonesia Sustainability Reporting Awards (ISRA), CGPI and five other awards in Finance Asia Best Managed Company in 2014. In the future, the Company will continue strengthening its good governance practices in conformity with the best standards to ensure that the Company is well managed and accountable.

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View on Performance of Committees under the BOC

In carrying out its oversight function, the Board is assisted by committees under its aegis, namely the Audit Committee, Risk Monitoring Committee as well as Remuneration and Nomination Committee, which have worked very well and provide optimal support to the Board of Commissioners so that the board can perform its tasks and functions to oversee the management of Telkom Indonesia in 2014. Some of the key areas of oversight tasks are implementation of the corporate action, organizational transformation, modernization of the network, international business development, and working performance of the subsidiary. The Board of Commissioners also provides advice to the Board of Directors to ensure that the business strategy and good corporate governance have been executed correctly. Supervision and advice of the Board of Commissioners are delivered either through the Audit Committee, Risk Monitoring Committee, or the Nomination and Remuneration Committee.

Changes in Composition of the Board of Commissioners

In 2014 there was a change in the composition of the Board of Commissioners. The General Meeting of Shareholders (AGM) on April 4, 2014 approved the resignation of Mr. Gatot Trihargo and appointed Mr. Imam Apriyanto Putro as a Commissioner. Pursuant to the AGM on April 4, 2014, the Board of Commissioners comprised the following members:

Jusman Syafii Djamal Parikesit Suprapto Hadiyanto Imam Apriyanto Putro Johnny Swandi Sjam Virano Gazi Nasution	: : : : : :	President Commissioner Commissioner Commissioner Commissioner Independent Commissioner Independent Commissioner

The composition of the Board of Commissioners was further changed based on the results of the Extraordinary General Meeting held on December 19, 2014, which approved the resignation of Jusman Syafii Djamal and appointed Mrs. Hendri Saparini as a Commissioner of the Company. The EGM also approved the appointment of Mr. Dolfie Othniel Fredric Palit as a Commissioner, increasing the number of members of the Board of Commissioners from six to seven people, as follows:

Hendri Saparini Dolfie Othniel Fredric Palit Imam Apriyanto Putro Hadiyanto Parikesit Suprapto Johnny Swandi Sjam Virano Gazi Nasution	: : : : : : :	President Commissioner Commissioner Commissioner Commissioner Independent Commissioner Independent Commissioner Independent Commissioner

Target in the Future

The BOC assessed that the Company's business portfolios, consisting of Telecommunication, Information, Media Edutainment, and Services (TIMES), should be strengthened by creating synergies among the subsidiaries, considering that the industry will be more competitive in the future. The mobile business, as a major contributor to the Company, must be strengthened to protect against the changes in the legacy business segments, and the Company should also aggressively grow its digital business segment. The development of Indonesian Digital Network should bring business and economic benefits for the Company and Indonesian society in general. In addition, the Company has to be well-prepared to be able to expand internationally, so that the Company can represent Indonesia in Asia.

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Appreciation to Stakeholders

On this auspicious occasion, the Board expressed thanks and appreciation to Mr. Gatot Trihargo and Mr. Jusman Syafii Djamal who have carried out their duties as members of the Board of Commissioners. Their role and contributions have helped delivered outstanding performance in 2014.

The Board also thanks and gives greatest appreciation to the Board of Directors, who has worked hard to record a very good performance. In particular, the Board congratulates Mr. Arief Yahya, Director of the Company until the 2014 EGMS, on his appointment as the Minister of Tourism. The BOC regards his appointment as a minister as the trust of the nation toward the Company's performance.

Thanks and deepest appreciations also go to all management and employees of Telkom Indonesia for their dedication and hard work so that 2014 be a very good year. Hopefully the performance achievement in 2014 spurs the spirit of all stakeholders to carve a better performance again in 2015.

Jakarta, March  26, 2015

On behalf of the Board of Commissioners,

Hendri Saparini

The President Commissioner

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REPORT OF THE PRESIDENT DIRECTOR

To Drive Digital Business to Create Sustainable Competitive Growth

Telkom recorded excellent financial and operational performances in 2014, along with the high performance of its subsidiary PT Telekomunikasi Selular ("Telkomsel"). At the same time, Telkom has aggressively continued developing broadband infrastructure to support its digital business growth in the future.

Esteemed Shareholders and Stakeholders,

On behalf of the Board of Directors of PT Telkom Indonesia (Persero), allow us to report the Company’s management during 2014 and their key performance achievements to both shareholders and stakeholders.

Macroeconomic conditions and Telecommunications Industry 2014

Throughout 2014, the Indonesian economy grew quite healthily, with gross domestic product rising by 5.1%, particularly supported by domestic consumption, one of which was the telecommunications sector. In line with the growing middle class whose needs for various telecommunications services increased remarkably, the telecommunications sector grew by 9.1%, which was higher than the national economic growth.

The telecommunications industry itself has been very dynamic, consequently requiring industry players to adapt very quickly as well. Telecommunications customer demand has shifted from the legacy of voice  and SMS to data services. The growth of youth segment,  accompanied by an increasing number of middle class with the characteristics of a digital lifestyle, has increasingly pushed high demand for data services. Meanwhile, the performance of voice and SMS services was limited by the presence of various replacement applications such as instant messaging applications. The SIM-card penetration rate was estimated to have exceeded 125% in 2014, indicating a relatively high degree of saturation.

In the future, the growth of the telecommunications industry will be supported by growth in the digital business. Penetration of data users in Indonesia is still relatively low at about 50% presently, with the use of smartphone also still low at less than 30% in spite of rapid increases in adoption in recent years. Data traffic increased significantly, more than 100% year on year, mainly driven by the use of data via smartphones.

At the same time, the telecommunications industry in Indonesia has to face many challenges. Among the most important challenge is the emergence of Over the Top ("OTT") services that offer substitutes for traditional voice and SMS services. In addition, the weakening of the Rupiah against the US dollar is also potentially detrimental to industry players given that most of the capital expenditures (capex) in the telecommunications sector are in foreign currencies, especially the US dollar. Furthermore, the implementation of the ASEAN Economic Community ("AEC") in 2015 would certainly provide a significant challenge, given the competition area becomes wider, namely in the ASEAN region. The Indonesian telecommunications sector in 2014 was characterized by an industry consolidation. We see consolidation in the telecommunications sector has resulted in a reduced number of players in this industry, which is expected to have a positive impact for the creation of a more healthy competition level.

Strategic Work Program

In order to maintain sustainable growth, in 2014, we continued implementing the Three Main Programs, namely: double-digit growth in Telkomsel's cellular business, broadband network development on the Indonesia Digital  Network platform, as well as international expansion.

Telkomsel is still the backbone of our revenues, contributing an approximately 60% of our consolidated revenues. In line with the potential growth of mobile data services, Telkomsel’s strategy is to build the infrastructure to meet the demand for traffic data, which has been growing very significantly, to ensure that Telkomsel’s customers get the best mobile data experience. Between 60% and 65% of our capital expenditure is allocated to Telkomsel. In addition, Telkomsel is also still trying to exploit the revenue growth from voice and SMS services such as through intelligent pricing strategy based on cluster, which analyze various factors, including competition level and network utilization in each cluster.

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The Indonesia Digital  Network or IDN program is the infrastructure foundation to support data services for our mobile and fixed-line businesses. Telkom has focused on providing the best experience for its customers, by building broadband network infrastructures that is superior in terms of coverage, capacity and capability. IDN consists of Id-Access, a high-speed broadband access via optical fiber network, Id-Ring, a nationwide fiber optic backbone network based on internet protocol (IP), and Id-Convergence,  a high-capacity data center that is integrated with Telkom's network.

In addition, we have also expanded our business internationally, and strengthened our regional presence with a business model that is profitable with well-managed risks. Under the mobile virtual  network  operator ("MVNO") scheme, Telkom is present in four  countries namely Malaysia, Hong Kong, Macau and Saudi Arabia. Telkom also has a subsidiary that operates fully as a mobile network  operator  in Timor Leste. In addition, we are present in Australia and New Zealand, providing Business Process  Outsourcing services, as well as in several other countries where we have satellite and network-related businesses.

With all of the above programs, we aim to achieve the goal of becoming a digital company, with the main benchmark to have the digital business contribute to more than half of our total business. We hope we can achieve our aim to become a digital company in the next few years.

Company Performance in 2014

Looking at our performance in 2014, we've been on the right track in achieving the goal of becoming a digital company. On a consolidated basis, the contribution of the data, internet and IT segment increased to 26.9% from 23.5% in the previous year, while contribution of the digital business segment in our cellular subsidiaries has significantly increased to approximately 23.6% from 19.4% last year. Our digital business revenue growth was supported by data users, with the number of data users increasing by 12.1% to 71.1 million subscribers by the end of 2014.

We recorded excellent financial performance in 2014. Our consolidated revenue grew 8.1% to reach Rp89.7 trillion. The Data, Internet & IT segment (excluding SMS) grew by 24.0%, the highest increase among our business lines, due to the increase in demand for this segment and excellent infrastructure support.

We were also able to manage costs efficiently, with operating costs growing by only 6.5% to Rp43.9 trillion. We were therefore able to record a fairly high EBITDA growth of 9.7% to Rp45.8 trillion, with EBITDA margin of 51.1%, which was better than the previous year's margin of 50.4%.

Our Net Income increased 3.0% to Rp14.6 trillion in 2014. The relatively low growth in net profit was mainly because of the proceeds from the divestment of 80% ownership of Telkom Vision in 2013.

From the operational aspect, our subsidiary, Telkomsel, continued strengthening its network infrastructure so that by the end of 2014 it had 85,420 BTS, an increase of 22.3% from the previous year, of which 45% was 3G base stations and 200 4G base stations, which was aimed at supporting growth in data services. Data traffic increased significantly by 143% to 235 Peta-Bytes, mainly triggered by the use of data services via smartphones. By the end of 2014, Telkomsel smartphone users totaled 40.4 million, a 71% increase from the previous year.

To maintain Telkomsel's position as the market leader, we always adopted the most advanced technology. In December 2014, Telkomsel successfully performed the first commercial 4G services launch in Indonesia to enhance customer experience in using data services.

In 2014, we decided to discontinue our fixed wireless services, namely Flexi by 2015, and encourage Flexi customers to switch to our mobile subsidiary Telkomsel. In addition, the 800MHz spectrum previously used by Flexi has been decided by the Government to be allocated to Telkomsel. We believe that the termination of our fixed wireless services will be compensated by the strengthening of mobile services so that overall it would be optimal for us.

We have further strengthened broadband infrastructure to support our digital services business, both for the needs of the cellular and fixed line business units. By the end of 2014, we have built 76,700 km of our nationwide fiber-based  backbone network connecting the Indonesian region of Aceh to Papua, as well as installing 170,000 Wi-Fi access points. We have also had fiber that passed more than 13.2 million homes at the end of 2014. In addition, we have developed a 54,800 m2 data center to meet the demand for cloud services.

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We consistently maintain the level of capital expenditure to sufficiently support growth. Throughout 2014, we spent Rp24.6 trillion, which was relatively stable compared to Rp24.9 trillion in the previous year, in building infrastructure with a focus on supporting data services. Approximately 60% of the capital expenditure was allocated to build mobile business-related infrastructure. Approximately 20% was used for infrastructure development to strengthen the fixed broadband business lines and access strengthening, while the rest was used for business development entities of other subsidiaries in the field of telecommunication towers, information technology, and international expansion.

In 2014 we completed several corporate actions in order to create value through synergies with our business units. These include: the purchase of a 25% stake in Tiphone Mobile Indonesia Tbk, which is one of the largest distributors of gadgets in Indonesia; the establishment of a Joint Venture Company between Telkom Metra and the largest operator of Australia, Telstra; as well as the acquisition of a 75% stake in Contact Centres Australia Pty Ltd (CCA).

Company Prospects

With our investments in the past several years, particularly to build broadband infrastructure, we believe that the Company has good prospects. For our mobile business unit, nearly half of Telkomsel's BTS supported data services. With approximately 50% of user being data users and smartphone penetration still low at about 30%, the data business segment has a very high growth potential, in light of the data traffic growth over the past year of more than 100%. We also have excellent IT skills to support complex pricing strategies for voice and SMS services so that we can exploit the growth of legacy businesses.

We also have assets in the fixed line business unit, which if managed with the right strategies will bring substantial growth potential. We will put all our efforts to revive the fixed line business through IndiHome, which is our product bundling that consists of fixed voice, the internet and IP TV services.

We also plan to grow inorganically through international expansions, which have significant potential to be explored and developed. Through our international business unit of PT Telkom Indonesia International, we have been present in 10 countries with a variety of business models. We will widen and strengthen the business in the countries where we have had the track record, as well as seek new business opportunities to be developed. We are committed to expanding our market, diversifying our business and strengthening our human resources so as to be ready in facing the ASEAN Economic Community in 2015.

Corporate Governance

We uphold the application of Good Corporate Governance ("GCG"), and have been consistently increasing its implementation from year to year. One of our significant developments in the implementation of GCG is the strengthening of organizational governance structure with a character of a holding company, through the implementation of the Executive Board mechanism for our subsidiaries. We have also implemented Enterprise Risk  Management ("ERM") as a whole, producing an integrity pact within the scope of the group, strengthening IT governance, and remediation of internal controls to ensure the reliability of financial statements. As part of the implementation of GCG practices, since 2010 we have adopted the standards of the International Financial Reporting Standards ("IFRS").

We have met the criteria of the ASEAN Corporate Governance Scorecard, which assesses the quality of the GCG implementation in public companies in six ASEAN countries.

Recognition of the quality of our GCG implementation is reflected in the awards we have received. In 2014 we received the "Most Trusted Company", which is the sixth consecutive time we've received the award. In addition, at the IMAC 2014 awards, we simultaneously achieved awards for Best Managed Companies, Best Corporate Governance, Best Investor Relations, Best CSR, and the Most Committed to a Strong Dividend.  In the Public Company Awards 2014, we were awarded Best Listed Company of the Year, The Best CEO of Listed Company 2014, the CEO of the Year, and the first winner of the category of Corporate Communications, Risk Management, and Infrastructure Working Group. We also received an award for the Most Trusted Company for six consecutive times in a survey of Corporate Governance Perception Index ("CGPI") and Capital Market Award 2014 award for the category Large Companies on the Indonesia Stock Exchange.

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Corporate Social Responsibility

We align our CSR activities with our vision and mission as well as our business portfolio. In defining our CSR, we have adopted the theme of "Telkom Indonesia for Indonesia". Telkom CSR programs were undertaken in an effort to support the advancement of the welfare of the people of Indonesia including disadvantaged and remote communities, through a series of activities, based on the three main pillars of our CSR, aimed at developing the Digital Environment, Digital Society, and the Digital Economy.

We seek to perform a variety of programs related to environmental preservation, which are summarized in our "Telkom Go Green Action" program. The program includes efforts to minimize carbon emissions, improve energy efficiency of office buildings, optimize energy efficiency of BTSs, increase use of renewable energy, encourage the concept of a paperless office, implement waste management and water management and recycle water.

Of all the social development objectives channeled through the Community Development Program, we have prioritized the provision of assistance in the areas of education and health as well as development of creative camp facilities to cultivate the digital creative industries. From all these efforts, we obtained the grand Platinum award for awards in nine areas and categories in the Indonesian CSR Award 2014. The award is a testament to the achievement of our performance, which is in line with the ISO 26000-based CSR foundation.

Human Resource Development

Our human resource management strategy consists of three components, each with different weighting: character has the greatest weight (50%), followed by competence, with a weight of 30%, and coopetition, with a weight of 20%. We are constantly developing leadership programs, based on the Telkom Group Leadership Architecture, with the philosophy of "Always The Best" through our Talent Development Framework. To develop globally competitive human resources, we also have a Global Leadership Capability Development program.

This human resource development strategy is in line with our business transformation that focuses on TIMES. To anticipate the changing needs of competence, we strengthen the competence of human resources through structured and planned training and education, in order to prepare our human resources for the digital age.

Each year, we provide employees with a variety of awards as a token of appreciation for their dedication and hard work. The success of our programs include, among others, nine employees receiving Satyalencana  Pembangunan  and Satyalencana  Wira  Karya  awards from the Government of the Republic of Indonesia for their dedication in raising the name of Telkom.

Corporate Culture

Our corporate culture is embodied in "The Telkom Way", which is the belief system and the reference values for all employees of Telkom, with supporting pillars for corporate culture comprising three core elements: namely Philosophy to be the Best, that contains basic philosophy for all employees to always provide their best; Principles to be the Star, which refer to three core values to be a star, known as 3S, for Solid, Speed, Smart; and Practices to be the Winner, which refer to key behaviors and practices to be winners. The concept for the development for the Telkom Group's organizational culture is based on the 8S elements, namely Spirituality, Style, Shared Values, Strategy, Staff, Skill, System and Structure.

Changes in Composition of the Board of Directors

Let us express our gratitude and highest appreciation to our predecessors on the board of directors, especially to Mr. Arief Yahya, who served as the President Director up to December 19, 2014. We should be proud because the best son of this Company has been entrusted as one of the ministers in the Cabinet. Thanks also go to Mr. Sukardi Silalahi, Mr. Rizkan Chandra, Mr. Priyantono Rudito, and Mr. Ririek Adriansyah, who had stints on the Board of Directors since their appointment by the General Meeting of Shareholders ("AGMS") of Telkom on April 23, 2013 to the Extraordinary General Meeting of Shareholders ("EGMS") of Telkom on December 19, 2014.

Subsequently, since December 19, 2014, the composition of the new Board of Directors is as follows:

Alex J. Sinaga Indra Utoyo Abdus Somad Arief Heri Sunaryadi Herdy Rosadi Harman Dian Rachmawan Honesti Basyir Muhammad Awaluddin	: : : : : : : :	President Director Director Director Director Director Director Director Director

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Appreciation

On behalf of the entire ranks of the Board of Directors, we express our thanks and deepest appreciation to all shareholders, the Board of Commissioners, and all employees for their hard work and achievements of this remarkable performance. We also express great appreciation for the trust of customers and partners who have supported us throughout the year.

Furthermore, we present the Company’s performance and achievements in 2014 comprehensively in this Annual Report, including the Financial Statements that consists of the consolidated statement of financial position and consolidated statement of comprehensive income for the financial year 2014. The Consolidated Financial Statements have been audited by Purwantono, Suherman & Surja with an "unqualified" opinion.

Jakarta, March 26, 2015

Alex J. Sinaga

President Director

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GENERAL INFORMATION OF TELKOM INDONESIA

TELKOM INDONESIA OVERVIEW

Main player in Regional TIMES Business

Telkom is a State-Owned Enterprises ("SOE") which is engaged in the field of telecommunications and network services in Indonesia and therefore subject to the laws and regulations in Indonesia. With its status as a state-owned company whose shares are traded on the stock exchange, the Company's majority shareholder is the Government of the Republic of Indonesia at 52.56% while the rest 47.44% is controlled by the public. The Company's shares are traded on the Stock Exchange and the NYSE.

We continue to innovate and develop synergies the entire product, services and solutions through our subsidiaries.

We strengthen our organization with the formation of the Executive Board ("BOE"). BoE facilitate parenting mechanism toward subsidiaries by grouping subsidiaries into four categories, namely cellular business, media, infrastructure, and international. Cellular business is led by PT Telkom Indonesia Cellular ("Telkomsel"), the media business is led by PT Multimedia Nusantara ("TelkomMetra"), the infrastructure business is under coordination of PT Indonesian Telecommunications Infrastructure ("TelkomInfra"), while the international business is controlled by PT Telkom Indonesia International (" Telin ").

We have a vision of "To Become a Leading Telecommunications, Information, Media & Edutainment and Services (TIMES) Player in the Region". The Company's mission is "To Provide More for Less TIMES Services" and "To be the Role Model as the Best Managed Indonesian Corporation". To achieve the vision and mission, we conduct a thorough transformation in five aspects to address the challenges of global market to help the Company achieve sustainable competitive growths. The five aspects of transformations include transformation in human resources, business, structure, cultural and infrastructure/systems. Telkom Group's management concept is based on element of 8S, namely Spirituality, Style, Shared Values, Strategy, Staff, Skill, System, and Structure.

TELKOM INDONESIA PROFILE

Name of the Company	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia Tbk (Persero)
Commercial Name	:	Telkom
Line of Business	:	Telecommunication and network services
Group of Business	:	Good and Service Trading
Taxpayer Identification Number	:	01.000.013.1-093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3-0689/2013/7985-BPPT
Domicile	:	Bandung – West Java
Address	:	Gedung Graha Merah Putih, Jl. Japati No. 1, Bandung, Indonesia 40133
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	147
Website	:	www.telkom.co.id
Email	:	corporate_comm@telkom.co.id, investor@telkom.co.id
Rating	:	idAAA (Pefindo) for 2012, 2013 and 2014
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

Based on Government Regulation No.25 of 1991, we were converted from a state agency existing at that time to a state-owned limited liability corporation based on the Notarial Deed of Imas Fatimah, S.H.  No. 128 dated September 24, 1991 which was approved by the Ministry  of Justice of the Republic of Indonesia in Decree No.C2-6870.HT.01.01 year 1991 dated November 19, 1991 and published in State Gazette No.5 dated January 17, 1992, Supplement No.210. Amendments to our Articles of Association by notarial deed of A. Partomuan Pohan, S.H., LLM. No. 4 dated April 6, 2006 and published in the State Gazette of the Republic of Indonesia No.51 dated June 27, 2006, Supplement No.666, among other matters, changed the authority and responsibilities of our Board of Directors and Commissioners.

Authorized Capital	:	1 Series A Dwiwarna share and 399,999,999,9999 Series B shares
Issued and Fully Paid Capital	:	1 Series A share and 100,799,996,399 Series B shares

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Ownership	:	The Government of the Republic of Indonesia 52.56% Public 47.44%
Stock Code	:	TLKM on Indonesia Stock Exchange (“IDX”), Jakarta, Indonesia TLK on The New York Stock Exchange (“NYSE”), New York, United State of America
Listing on the Stock Exchange	:

The Company's shares were listed on the NYSE, Indonesia Stock Exchange (then Jakarta Stock Exchange) and Surabaya Stock Exchange (which merged with the Jakarta Stock Exchange in 2007) on November 14, 1995.

Service Offices	:	1 Head Office 7 Regional Division (“Divre") Offices and 58 Regional Telecommunications ("Witel")
Service Offices consisting of	:	572 Plasa Telkom outlets
1 Foreign GraPARI in Hong Kong
409 GraPARI (including third party managed outlets) 268 units Mobile GraPARI

Stock Listed

Indonesia Stock Exchange (“IDX”)

New York Stock Exchange (“NYSE”)

Since June 5, 2014, Telkom shares are no longer traded on the London Stock Exchange (“LSE”), and since May 16, 2014, Telkom shares ceased to be registered on the Tokyo Stock Exchange (“TSE”) in Japan.

Capital Market Profession

Public Accountants	Purwantono, Suherman, & Surya Public Accountant Office Member Firm of Ernst & Young Global Limited
Registrar	PT Datindo Entrycom
Trustee	PT Bank CIMB Niaga Tbk.
Custodian	PT Kustodian Sentral Efek Indonesia
Rating Agency	PT Pemeringkat Efek Indonesia
Depositary Receipts	The Bank of New York Mellon

Details of capital market profession visible on General Information of Telkom Indonesia – Stock Information.

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Telkom Indonesia Milestones

1856-1884

On October 23, 1856, the Dutch Colonial Government deployed the first electromagnetic telegraph service operation in Indonesia, which connected Jakarta (Batavia) and Bogor (Buitenzorg). We consider this event to be part of the beginnings of Telkom’s history and have thus adopted October 23 as the anniversary of our  “beginning”.

In 1884, the Dutch Colonial Government established a private entity, "Post en Telegraafdienst" to provide postal and telegraph services.

1906-1965

In 1906, the Dutch Colonial Government established a government agency to assume control postal services and telecommunications in Indonesia, named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst/PTT). In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi (PN Postel). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro (PN Post & Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia (Perumtel), which provided domestic and international telecommunications services, and subsequently spin-off PT Industri Telekomunikasi Indonesia (PT INTI), which manufactured telecommunications equipment,  into an independent company.

1991

Perumtel was transformed into a limited liability company and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia (Telkom) under Government Regulation No.25 of 1991. Our business operations was then divided into 12 telecommunication regions which was later reorganized in 1995 into seven regional divisions (Divre), namely Divre I Sumatra, Divre II Jakarta and the surrounding areas, Divre III West Java, Divre IV Central Java and Yogyakarta, Divre V East Java, Divre VI Kalimantan, and Divre VII Eastern Indonesia.

1995

On May 26, 1995, we and Indosat established Telkomsel, our Initial Public Offering/IPO was on November 14, 1995, with our shares listed on the Jakarta Stock Exchange (now Indonesia Stock Exchange) and the Surabaya Stock Exchange (SSX). Our shares were also listed on the NYSE and the LSE in the form of American Depositary Shares (“ADSs”), and were publicly offered without listing on the Tokyo Stock Exchange.

1999

Law No. 36/1999 on the Elimination of Telecommunications Monopoly, which became effective in September 2000, facilitated the entrance of new players to foster competition in the telecommunications industry.

2001

We acquired 35% of Telkomsel shares from PT Indosat as part of the restructuring of the telecommunications service industry in Indonesia, which was characterized by the elimination of joint ownership and cross-ownership between us and Indosat. With this transaction, we controlled 77.7% shares in Telkomsel. Indosat then took over 22.5% of our shares in Satelindo and 37.7% of our shares in PT Lintasarta Aplikanusa. At the same time, we lost our exclusive rights as the sole operator of fixed line services in Indonesia.

2002

We divested 12.72% of Telkomsel shares to Singapore Telecom Mobile Pte Ltd (Sing Tel Mobile), and were left with 65% of shares in Telkomsel.

We acquired the entire share capital of PINS  in three stages, with 30% of the shares acquired on the date of the contract on August 15, 2002, 15% on September 30, 2003 and the remaining 55% on December 31, 2004.

2004

We launched an international direct dialing service for fixed lines with the access code 007.

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2005

TheTelkom-2 Satellite was launched to replace all satellite transmission services that were previously provided by Palapa B-4, which brought the total of satellite launched by us to eight satellites, including Palapa A-1.

2009

We underwent a transformation from an information telecommunication company to TIME Company. Our new image was introduced to the public with a new corporate logo and tagline of "the world in your hand".

2010

The Submarine fiber optic cable project JaKaLaDeMa linking Java, Kalimantan, Sulawesi, Denpasar, and Mataram was successfully completed in April 2010.

2011

We commenced the  reform of the telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the archipelago from Sumatra to Papua, as well as the True Broadband Access project to provide Internet access with a capacity of 20-100 Mbps to customers throughout Indonesia.

2012

We increased broadband penetration through the development of Indonesia Wi-Fi to as part of our “Indonesia Digital Network” program. We reconfigured our business portfolio from TIME to TIMES (Telecommunication, Information, Media, Edutainment & Service) to increase business value creation.

2013

As of 2013, we have been operating in seven countries, namely, Hong Kong-Macau, East Timor, Australia, Myanmar, Malaysia, Taiwan, and the United States of America.

2014

We were the first operator in Indonesia to commercially launch 4G LTE services in December 2014.

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AWARDS AND CERTIFICATIONS

AWARDS

No	Date	Awards	Given By
1	January 4, 2014

1st in Infrastructure, Utilities and Transportations, The Best 20 of Most Admired Companies in Indonesia, and Highest Leap in FIMAC Ranking

Fortune Indonesia and Hay Group Indonesia Magazine
2	April 30, 2014	Platinum Winner Anugerah Kartini BUMN 2014, Executive General Manager, Enterprise Service Division	BUMN Track and Leadership Inc
3	May 13, 2014	Best Issuer 2014	Capital Market Awards
4	May 14, 2014

•         TOP IT, TOP Green IT, TOP IT Solution, TOP Telco 2014

•         Top IT Agility in Telco 2014 for KartuHalo (post paid), Simpati, and Kartu As (prepaid), and Telkomsel Flash (wireless internet)

•         Top Data Center Services 2014, Top Cloud Application Provider 2014 (TelkomSigma)

•         Top Contact Center Solution 2014 (Infomedia)

•         TOP IT Innovation in IT Services for Health 2014 (AdMedika)

TOP IT & TOP Telco 2014
5	May 28, 2014

Platinum The Best Team Work, Platinum The Best Technology Innovation, Gold The Best Operation, Gold The Best Business Contribution, Gold The Best Technology Innovation, Silver The Best HR Retention Program, Silver The Best Operation, Silver The Best HR Retention Program, Silver The Best Business Contribution

Indonesia Contact Center Association (ICCA)
6	May 30, 2014	Gold - Technology Company, Silver - Customer Service of The Year	The 1st Asia-Pacific Stevie Awards, Seoul
7	June 4, 2014	Internet Provider and Telecommunication Company	Corporate Image Award – Indonesia’s Most Admired Companies (IMAC), Frontier Consulting Group and Tempo Magazine
8	June 5, 2014

Best Managed Companies, Best Corporate Governance

Best Investor Relations, Best CSR, Most Committed Company to a Strong Dividend Policy

Finance Asia Best Managed Companies” & “Corporate Image Award Indonesia’s Most Admired Companies (IMAC)” 2014, Frontier Consulting Group and Tempo Magazine
9	June 19, 2014	Best SME Service through Indonesia Digital Interpreneur (IndiPreneur) program, Project of The Year Indonesia Digital School (IndiSchool)	Asia Communication Awards 2014, Total Telecom in Singapore
10	June 26, 2014	Best Sustainable Business Innovation Company in Green Telecommunication Technology and Best Green CEO 2014

Social Business Innovation Award 2014, Warta Ekonomi

11	July 16, 2014	Winner 2014 Indonesia MAKE Award	Dunamis Organization Services
12	July 16, 2014	2nd Rank Indonesia Top 100 Most Value Brand 2014, 1st Rank In Strongest Indonesia Brands, 2nd Rank of The Highest Brand Value Growth In Indonesia	SWA and Brand Finance
13	July 31, 2014

Sustainable Marketing Excellence Award through Telkom Solution program, Marketing Campaign of the Year through Indonesia Digital School (IndiSchool) program, Effective Use of Marketing Communication Award through Indonesia Digital Entrepreneur (IndiPreneur) program, Marketing Professional of the Year

5th CMO Asia Awards for Excellence in Branding & Marketing 2014 in Singapore

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No	Date	Awards		Given By
14	August 21, 2014	Gold Winner for Strategic Marketing & Tactical Marketing, First The Best Chief Marketing Officer (CMO)		BUMN Marketing Awards 2014
15	August 29, 2014

Best Listed Company of The Year, The Best CEO Listed Company 2014,  CEO of The Year, 1st winner for the category of Corporate Communication, 1st winner for the category of Risk Management, 1st winner for the category of Performance Group (Infrastructure)

Anugerah Perusahaan Terbuka Indonesia 2014
16	September 23, 2014

•      Data Communication Service Provider of the Year, Telecom Service Provider of the Year 2014 (Telkom),

•      Indonesia Green BTS Operator of the Year, Indonesia Mobile Broadband Service Provider of the Year, Indonesia Mobile Data Service Provider of the Year, Indonesia Mobile Service Provider of the Year (Telkomsel)

•      Contact Center Outsourcing Service Provider of the Year (Infomedia)

•      Data Service Provider of the Year (Telkomsigma)

			•	Frost & Sullivan Indonesia Excellence Awards 2014
20	November 28, 2014

•      Grand Platinum “Freedom of Associating and Assembling” (category of Human Rights)

•      Telkom Go Green Action: Mitigation of carbon dioxide emission and stimulation of Environment Friendly Business activities (category of Environment)

•      Telkom Customer Satisfaction Based on Global Customer Satisfaction Standard (GCSS) in the form of Measurement CSI and CLI (category of Consumer)

•      Indonesian CSR Awards 2014 (ICA 2014)

			•	Indonesian CSR Awards 2014 (ICA 2014)

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CERTIFICATION

No	Date	Setification	Receiver	Given by	Valid until
1	2013	ISO 9001:2008	PT Dayamitra Telekomunikasi (Mitratel)	United Register for System (URS)	2016
2	2013	ISO 9001:2008	Divisi Business Service	TUV Rheinland Cert GmbH	2016
3	2013	ISO 9001:2008	PT Telkom Akses	TUV Rheinland Cert GmbH	2016
4	2012	ISO 9001:2008	PT Finnet	DQS GmbH	2015
5	2012	AS/NZS ISO 9001:2008	PT Administrasi Medika (AdMedika)	Verification New Zealand Limited	2015
6	2012	ISO/IEC 27001:2005	PT Finnet	DQS Gmbh	2015
7	2012	ISO/IEC 27001:2005	Divisi Infratel dan Divisi Access	TUV Rheinland Japan Ltd	2015
8	2011	ISO 9001:2008	Divisi Telkom Flexi	TUV Rheinland Cert GmbH	2014
9	2011	ISO 9001:2008	Divisi Enterprise Service	TUV Rheinland Cert GmbH	2014

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SIGNIFICANT EVENTS 2014

JANUARY

10 -   Through subsidiary PT Sigma Cipta Caraka (Telkomsigma), Telkom has the fourth and fifth data center in 2014. Data center specification tier 3 and 4 located in Balikpapan, East Kalimantan and industry area of Cikarang, West java.

22 -   Telkom Group built 11 Integrated Services Posts for Mount Sinabung eruption refugees in Karo District, North Sumatra. Telkom Group also distributed food assistance, medicine, and clean water supply by deploying five cars.

FEBRUARY

8 -     Participating in the re-operation of Halim Perdanakusuma Airport for commercial flight, Telkom held Indonesia Wifi internet service (Wifi.id) at the airport.

14 -   The Launching of UseeTV in conjunction with art performances of Erros Djarot 40 Years Opus at the Jakarta Convention Center.

21 -   Telkomsel synergize with Telkom to bring the first Seamless Wi-Fi Mobile solution in Indonesia, Telkomsel Flashzone-Seamless that utilize Telkom Wi-Fi network as an additional cellular network. This collaboration provides the experience of surfing with high speed and stability. It also allows customers to switch network connection from 2G/3G to Wi-Fi automatically (auto connect).

MARCH

6 - 7  Telkom Internasional (Telin) in cooperation with other 17 global telecommunication providers signed MoU of submarine cable development project, South East Asia - Middle East -Western Europe 5 (SEA-ME-WE 5) in Kuala Lumpur, Malaysia

13 -   Through subsidiary, Telkom Akses, Telkom accelerate the development of broadband infrastructure to fulfill the Government program in providing fast internet access throughout Indonesia. Broadband infrastructure will pass 20 million points/houses up to 2015 in around 900 inhabited islands in Indonesia. Currently, Telkom broadband infrastructure only pass through 8,2 million houses.

27 -   Telkom for the first time operate vending machine technology that is integrated with the e-ticketing service in Kualanamu International Airport, North Sumatra. This was stated by EBIS Director, Muhammad Awaluddin on the sidelines of the inauguration of the airport by the President of the Republic of Indonesia Susilo Bambang Yudhoyono.

APRIL

4        Telkom Annual General Meeting of Shareholders (AGMS) with the agenda of to change the composition of Telkom Board of Commissioners and Directors.

22     The development of Telkom TMoney service starts to target on railway transportation service. KRL Jabodetabek e-ticketing has already reached 600.000 transactions each day. Out of that number, around 55% are multi trip card (KMT) users.

28     Telkom organizes an international certification training program called "Indonesia Digital Creative", which is jointly held with Intel Indonesia Corporation and fully supported by MIKTI, IWAPI, and PGRI with a target of 100,000participants in 2015.

JUNI

10 -   Telkom launced WiFi Corner 100Mbps in Surabaya and Denpasar. This innovation was driven by the growing public demand to high-speed data access.

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JULY

10 -   Telkom supports the Indonesian digitization program in 2015 to enhance the global competitiveness, especially in technology and communications. This was announced by the Director of ISP, Indra Utoyo, when met with the Minister of Communications and Information, Tiffatul Sembiring and Hermawan Kartajaya at the GMP, Jakarta.

22 -   Telkom launched Delima Remittance service in Taiwan for providing remittance service for Indonesian people in Taiwan. The launched was marked by the signing of Cooperation Agreement between President Director of Finnet Indonesia (Telkom subsidiary), Otong Iip with Director of Indonesia Delivery Service (Index) Chou Lin Chieh in Taipei City, Taiwan.

AUGUST

17 -   Enliven the momentum of Indonesian 69th Independence Day, Telkom received an award from the Indonesian Record Museum on the success of holding 1.000 WiFi.ID Corner 100 Mbps throughout Indonesia within a month. MURI award was presented by the Director, Jaya Soeprana at the Independence Day ceremony in the courtyard GMP Building, Jakarta.

SEPTEMBER

17 – 18 Telkom presented performance exposure through the Investor Summit and Capital Market Expo held at The Ritz-Carlton Pacific Place Jakarta.

OCTOBER

20 -   Telkom provides full support in one of the activities of People Thanksgiving, which was "Video Conference President Joko Widodo with People." Telkom provide the services of Video Conference or the so-called e-Blusukan followed by volunteers from eight cities.

NOVEMBER

3 -     Director of Enterprise & Business Service Telkom launched CRM Mobile Apps of UKM Hebat (Terrific SME) named Zapa in Jakarta. Telkom targeted, in 2015 there will be 1.000.000 SMEs involved and connected with various applications that have been developed.

DECEMBER

19 -   Extraordinary General Meeting of Shareholders, with the agenda of altering the compositition of  Telkom Board of Commissioners and Board of Directors.

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CORPORATE IDENTITY TELKOM INDONESIA

LOGO

The new logo of the Company established based on the Company's Regulations No. PD.201.03/2014 on New Corporate/Brand Identity dated June 20, 2014.

Tagline: The world in your hand

Which in Bahasa Indonesia means “Dunia dalam genggaman Anda”, where the message conveyed is that Telkom will make everything easier and more enjoyable in accessing the world

Meaning of Logo

Referring to Telkom Corporate philosophy, which is Always The Best - a basic belief to always provide the best in every job completed and continually amend ordinary condition becoming better, and eventually led to become the best.

Color Philosophy

Red - Courage, Love, Energy, Tenacious

Reflects the spirit of Telkom to always optimistic and brave in facing the challenges and the company.

White - Holy, Peace, Light, Unite

Reflects the spirit of Telkom to provide the best for the nation.

Black - Basic Colors

Symbolizes determination.

Grey – Transition Color

Symbolizes technology.

VISION AND MISSION

Our vision and mission is stated in our long-term plan approved by the Board of Commissioners on May 30, 2014 by the Decree of the BOC No. 11/KEP/DK/2014/RHS and amendment approved on December 31, 2014 by the Decree of the BOC No. 18/KEP/DK/2014/RHS.

Vision

To become a leading Telecommunication, Information, Media, Edutainment and Services ("TIMES") player in the region.

Mission

• To provide "more for less" service with respect to TIMES.

• Being exemplary of best corporate management in Indonesia.

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Explanation on Vision and Mission

Leading means that our performance on the financial aspects (revenues and profits) and market capitalization is included into the flagship telecom operators group (both with only a telecommunication portfolio and Times) in the region.

Region means Asian region, so that our performance will be compared with the telecom operators in the region.

More for Less is a new business model that emphasizes benefits than price. This business model is often called as Paradox Marketing, which provide benefits or value  more at a lower price (for less).

The service and quality service are developed by Telkom Quality System based on international standards. We manage business using the best methods and tools applied by the world-class companies so that we are expected to be the best company in Indonesia and a role model for other companies.

CULTURE VALUES

Telkom Corporate Philosophy	:	Always The Best
Telkom Leadership Architecture The Telkom Way	: :	Lead by Heart, Managed by Head Solid-Speed-Smart

THE TELKOM CORPORATE PHILOSOPHY: ALWAYS THE BEST

Corporate Philosophy Always the Best is a basic spirit to continuously provide the best in every job. Always the Best is a mental attitude to become the best, which has the essence of Ihsan, which contains three meanings; repair, better, and best.

TELKOM LEADERSHIP ARCHITECTURE: LEAD BY HEART, MANAGED BY HEAD

The Leadership Architecture contains three core elements are referred to as 3P, namely philosophy, principle and practice.

Leadership Philosophy to be the Best is the basic belief that contains basic philosophies for the whole range of Telkom to be the best leader; basic belief that should always create harmony between the Heart and Head (2H) and create synergies between the Spirit and Strategy (2S); and commitment that should always be embedded within the whole range.

Leadership Principles to be the Star is the core values that contain the basic principles to be the star leader that include two core values, namely; Lead by Heart & Managed by Head. Principles Lead by Heart and Managed by Head are interpreted into the behavior practices in achieving its goal, which is to become a winner in TIMES business competition.

Leadership Practices to be the Winner is standard behaviors that contain noble practices to become the winner leader.

THE TELKOM WAY: SOLID – SPEED - SMART

The Telkom Way contains 3P three core elements, namely philosophy, principle, and practice.

Philosophy to be the Best: Always The Best

Philosophy Always the Best is the basic belief that contains basic philosophies for the whole range of Telkom to be the best being.

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Principles to be the Star: Solid-Speed-Smart (3S)

Principles to be the Star, which is the core value that contains the basic principles to be the star being. Principle to be the Star contains three core values called 3S: Solid, Speed, Smart.

Solid is the realization of one heart (pure heart), one mind, and one action. Solid is an interpretation of the first Always the Best, namely integrity.

Speed is to act rapidly in every job. Speed is an interpretation of the second elements Always the Best, namely enthusiasm.

Smart is to behave, to think, and to act intelligently in every job through sharp intuition, the course of ratio through creativity and innovation that produces breakthrough, and the course of body through impressive actions. Smart is the interpretation of the third elements of Always the Best, namely totality.

Practices to be the Winner: Imagine-Focus-Action

Practices to be the Winner are standard behaviors that contain noble practices to become a winner being. Practices to be the winner containing standards of behavior: imagine - Focus - Action.

ARTICLES OF ASSOCIATION

Articles of Association of the Company ("Articles of Association") has been registered under the Limited Liability Company Law No.1/1995 and has been approved by the Minister of Justice of the Republic of Indonesia based on the Decree of Ministry of Justice No.C2-7468.HT.01.04.TH.97 of 1997. In connection with the issuance of the Limited Liability Company Law No.40/2007, which replaced the Limited Liability Company Law No.1/1995, the Company has adjusted its Articles of Association and has been approved by the Minister of Law and Human Rights of the Republic of Indonesia based on the Decree of Ministry of Justice and Human Rights No.AHU.46312.AH.01.02/2008 dated July 31, 2008 and was registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Appendix Official Gazette No.20155.

Amendments to the last Articles of Association include changes in the capital structure through a stock split of the Company from Rp 250, - to Rp50, - and the suppression of the Partnership and Community Development Program from the content of the Company’s Work Plan and Budget. Amendments to the Articles of Association has been carried out based on notarial deed Ashoya Ratam, SH, Mkn. No.11 dated May 8, 2013. Notification of the amendment has been received by the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of No.AHU-AH.01.10-22500 dated June 7, 2013.

PRODUCTS AND SERVICES

Corresponding to the Article of Association, the Company’s main business is telecommunication services that include fixed wireline and fixed wireless, mobile communication, network and interconnection service, as well as internet service and data communication. We  also provides various services in the field of information, media and edutainment, including cloud-based and server based managed services, e-Payment and IT enabler, e-Commerce and other portal services.

Telkom continues to innovate in other sectors than telecommunications and to build synergy among the entire products, services and solutions. To increase business value, in 2012, we transform its business portfolio into TIMES (Telecommunication, Information, Media and Edutainment & Service). To run the business portfolio, based on the Board of Executive we classify subsidiaries into four groups, they are; cellular business led by Telkomsel, international business led by Telin, multimedia business led by Telkom Metra, and infrastructure business led by Telkom Infra.

Telecommunication

We serve fixed services (fixed phone, fixed broadband and Wi-Fi), mobile services (full and limited mobility), network & infrastructure services (interconnection & international traffic, network services, satellite and tower).

Information

Information services consist of platform services (managed application & SI, BPM, e-payment, premise integration, data center & cloud, M2M), big data and ecosystem solution (e-health, e-logistics, e-tourism, e-transportation and e-governance).

Media and Edutainment

Media and Edutainment services offered digital life, digital home and digital advertising.

Services

Services became one of the Company's business model oriented to the customer. This is in line with our Customer Portfolio to Personal customer, Consumer/Home, Business, Enterprise, Wholesale, and International.

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STRATEGIC OBJECTIVE TELKOM

We have defined our corporate strategies broadly as follows:

1. Directional Strategy	: Sustainable competitive growth
2. Portfolio Strategy 3. Parenting Strategy	: :	Converged TIMES portfolio Strategic guidance

Directional Strategy refers to a sustainable competitive growth strategy that supports and grows our market capitalization.

Portfolio Strategy refers our strategy to develop a converged TIMES portfolio that provides seamless converged services (multiservice in multi device) by exploiting the synergies of the Telkom Group.

Parenting Strategy calls for us to manage multiple businesses with different maturity levels. To support growth, the strategic guidance covers all aspects of planning and optimizing of synergies within the Telkom Group.

To ensure that our business transformation is progressing well and thoroughly, from the Corporate to the Functional level, we applied the strategic formulation model in stages. Corporate Strategy consists of a strategic situation analysis (SSA), Strategy Formulation (SF), Strategy Implementation (SI), Strategy Evaluation & Control (SEC), and translating those deeper at the various levels from Division to Functional level.

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Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents with the Directorate General of Intellectual Property Rights ("Ditjen HKI") at the Ministry of Law and Human Rights of the Republic of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

The following table lists the trademark submitted for the application registration for the period of 2013 and 2014:

No	Title	Application No.	Application Date
1	IndiHome	J002014043700	September 25, 2014
2	t-money	J002014028601	June 23, 2014
3	Bos Toko	J002014028602	June 23, 2014
4	Telkom Indonesia	J002014028603	June 23, 2014
5	Telkom Indonesia (with tag line “the world in your hand”)	J002014028604	June 23, 2014
6	Delima (new logo)	J002014028605	June 23, 2014
7	U See Zone	J002013014812	April 2, 2013
8	UTV	J002013014813	April 2, 2013
9	U Zone	J002013014814	April 2, 2013
10	U	J002013014815	April 2, 2013
11	U meet me	J002013022833	May 16, 2013

The following table lists of registration letter of copyrights accepted for the period of 2014:

No	Innovation Title	Application No.	Application Date	Registration Date	Innovation Number
1	“Super Resolution in Speedy Monitoring” Computer Program	C00201400479	February 5, 2014	March 17, 2014	67906
2	“Monitoring Penerimaan Pendapatan Tunai” Computer Program	C00201400480	February 5, 2014	March 17, 2014	67907
3	“Kesehatan Ibu dan Anak (KIA) Online” Computer Program	C00201400481	February 5, 2014	March 17, 2014	67908
4	“Upoint” Computer Program	C00201400482	February 5, 2014	March 17, 2014	67909
5	“Wifi.id finder” Computer Program	C00201400483	March 14, 2014	March 14, 2014	67827

The following table lists the copyrights that have been registered by us in 2013 and 2014:

No	Innovation Title	Application No.	Application Date	Registration Date	Innovation Number
1	“Super Resolution in Speedy Monitoring” Computer Program	C00201400479	February 5, 2014	March 17, 2014	67906
2	“Monitoring Penerimaan Pendapatan Tunai” Computer Program	C00201400480	February 5, 2014	March 17, 2014	67907
3	“Kesehatan Ibu dan Anak (KIA) Online” Computer Program	C00201400481	February 5, 2014	March 17, 2014	67908
4	“Upoint” Computer Program	C00201400482	February 5, 2014	March 17, 2014	67909
5	“Wifi.id finder” Computer Program	C00201400483	March 14, 2014	March 14, 2014	67827

We did not submit or register any patents in 2013 and 2014.

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MANAGEMENT OF TELKOM INDONESIA

In accordance with Telkom Annual General Meeting of Shareholders (AGMS) on April 4, 2014, the composition of the Board of Commissioners and Directors are as follows:

Commissioners

Jusman Syafii Djamal Parikesit Suprapto Hadiyanto Gatot Trihargo Johnny Swandi Sjam Virano Gazi Nasution	: : : : : :	President Commissioner Commissioner Commissioner Commissioner Independent Commissioner Independent Commissioner

Directors

Arief Yahya Honesti Basyir Indra Utoyo Sukardi Silalahi Muhammad Awaluddin Rizkan Chandra Priyantono Rudito Ririek Adriansyah	: : : : : : : :	President Director Director Director Director Director Director Director Director

In accordance with Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014, the composition of the Board of Commissioners and Board of Directors went through some changes.

Commissioners

Hendri Saparini Dolfie Othniel Fredric Palit Imam Apriyanto Putro Hadiyanto Parikesit Suprapto Johnny Swandi Sjam Virano Gazi Nasution	: : : : : : :	President Commissioner Commissioner Commissioner Commissioner Independent Commissioner Independent Commissioner Independent Commissioner

Directors

Alex J. Sinaga Indra Utoyo Abdus Somad Arief Heri Sunaryadi Herdy Rosadi Harman Dian Rachmawan Honesti Basyir Muhammad Awaluddin	: : : : : : : :	President Director Director Director Director Director Director Director Director

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TELKOM ORGANIZATIONAL STRUCTURE

We have adopted a holding company approach to corporate management, which we believe will provide productive flexibility for all our business entities in accordance with the needs  of the respective units.

In implementing this  holding company approach:

1.       the role of the corporate office is focused on the Corporate Level Strategy function (i.e. directing overall strategy, portfolio strategy and parenting strategy).

2.       we tailor parenting style to the particular characteristics  of the business entity.

3.       we seek to empower each  business entity in line with their respective particular characteristics.

In addition, we introduced the Board of Executives to improve our parenting mechanism. The Board’s membership comprises all members of Telkom’s Board of Directors and a number of Chief of Business.  The  Chiefs  of Business title is reserved for senior business experts, who are our senior executives and horizontally positioned equivalent to our  Directors. Our Chief of Business is meant to serve in formulating corporate level strategy decisions as well as fostering a harmonious relationship between subsidiaries and the parent.

Furthermore, we divide our management of subsidiaries into four categories. Telin manages our international subsidiaries, namely Telin Singapore, Telin Australia, Telin Malaysia, Telin Hong Kong and Telkomcel. Telkomsel manages the cellular business. Telkometra manages the media value chain, namely MetraPlasa, Melon, Sigma, Metranet, Infomedia, Admedika, PINs, Finnet, MDM, Pointer and MetraTV. Telkominfra manages the infrastructure and ecosystem business, namely Mitratel, Patrakom, Telkom Akses and Telkom Property.

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Telkom’s Organizational Structure

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Directorate	Function and Authority
Network, IT & Solution (“NITS”) Directorate

Focuses on managing the Infrastructure Strategy and  Governance, IT Strategy and  Governance, and Solution, as well as managing the IT utilization and service operation and management, in order to support the capitalization of established businesses and also controlling infrastructure operations through the Network of Broadband, Information System Center Division, Wireless Broadband Division and Broadband Division.

Innovation & Strategic Portfolio (“ISP”) Directorate

Focuses on managing the functions of corporate strategic planning, strategic business development, innovation strategy and  synergy, as well as the operational management of the Digital Business Division and Innovation and Design Center units.

Consumer Service (“CONS”) Directorate	Focuses on managing the consumer product planning, consumer realtionship amagement, consumer marketing and sales and consumer service supervision.
Enterprise & Business Service (“EBIS”) Directorate	Focuses on managing marketing and operation aligment, enterprise business strategy, enterprise service, business service, through the Enterprise Services Division and Business Services Division.
Wholesale & International Service (“WINS”) Directorate	Focuses on managing the wholesale and international business segment, and the operational management of the Wholesale Services Division.
Human Capital Management (“HCM”) Directorate

Focuses on managing the company’s human resources and the operational management of human resources centrally through the Human Capital Center unit,  as well as controlling operations of the Telkom Corporate University Center, Assessment Center Indonesia, and Community Development Center units.

Finance (“FIN”) Directorate

Focuses on the company’s financial management through Corporate Finance unit, Management Accounting unit, Investor Relations unit, Financial Logistic Policy, Risk and Process Management unit, and managing financial operations centrally through the Finance, Billing and  Collection Center unit.

BOARD OF COMMISIONERS PROFILE

DR. Hendri Saparini (PRESIDENT COMMISSIONER)

Personal

Born        : Kebumen, June 16, 1964.

Age         : 50 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

President Commissioner, appointed based on the result of Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor of Arts in Economics from Gajah Mada University (1988); Master in International Development Policy from Tsukuba University, Japan and a doctorate degree in International Political Economy from Tsukuba University, Japan.

Career

Hendri Saparini was a Expert Staff of Minister of Cooperation and SME/Head of Indonesian SME Development Agency, Economic Lecturer on Magister Management Gajah Mada University, Magister Management Faculty of Development Studies Bandung Institute of Technology, Doctoral Program Economic Faculty UMS, Economic Consultant in several financial institutions, Bank Indonesia, and international institution, as well as Managing Director Centre of Reformation (CORE Indonesia).

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Dolfie Othniel Fredric Palit (COMMISSIONER)

Personal

Born        : Kijang, Riau Islands, October 27, 1968.

Age         : 46 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Commissioner, appointed by Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bandung Institute of Technology, 1995

Career

Dolfie Othniel Fredric Palit has served as Executive Director at Yayasan Bumi Indonesia (2001-2003), Executive Director at the Institute for Strategic Consultant (Strategic Planning) Research Policy and Regional Autonomy - REKODE (2004 - 2009), as a member of the House of Representatives (2009 - 2014 ), Member of Special Committee Act of Prevention and Combating Money Laundering, Bank Century Supervisory team Member, Member of Budget Committee of the House of Representatives, and Member of the Special Committee of the Law on BPJS.

Imam Apriyanto Putro (COMMISSIONER)

Personal

Born        : Cilacap, March 22, 1964.

Age         : 50 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Imam Apriyanto Putro served as Telkom Commissioners since April 2014.

Education

Economic Faculty Diponegoro University Semarang, Magister Management from Institut Bisnis Indonesia (IBI) Jakarta, and a doctotare degree Management from State University Jakarta.

Career

Imam Apriyanto Putro was the Commissioner of PT Semen Indonesia Tbk and currently served as the Secretary of Ministry of SOE.

Hadiyanto (COMMISSIONER)

Personal

Born        : Ciamis,  October 10, 1962

Age         : 52 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Hadiyanto served as Telkom Commissioners since May 11, 2012.

Education

Law degree from the University of Padjadjaran, Bandung, Master of Law (LLM) from Harvard University Law School, USA,  and a doctorate degree in Legal Studies from the University of Padjadjaran, Bandung.

Career

Currently Hadiyanto also served as the Director General of State Assets in the Ministry of Finance. Previously, Hadiyanto served as Head of the Legal Secretariat General of the Ministry of Finance, and Alternate Executive Director of the World Bank. In the corporate environment, Hadiyanto has served as President Commissioner of PT Garuda Indonesia Tbk (2007 - 2012) and President Commissioner of PT Bank Ekspor Indonesia (2007 - 2009).

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Johny Swandi Sjam (INDEPENDENT COMMISSIONER)

Personal

Born        : Jakarta,  August 15, 1960.

Age         : 54 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Johny Swandi Sjam served as Telkom Independent Commissioners since January 1, 2011.

Education

Diploma III of Computer Engineering from Bandung Institute of Technology, Diploma IV in Industrial Management from the School of Industrial Management Department of Industry, Bachelor of Informatics Management from Gunadarma University, Jakarta, and Masters in Business Administration and Policy from the University of Indonesia, Jakarta.

Career

Johny Swandi Sjam has served as Commissioner of PT INTI (2010 - 2011), President Director of PT Indosat Tbk (2005 - 2007), President Director of Satelindo (2002 - 2003) and several other important positions in subsidiaries Indosat such as Sisindosat and Intikom (1997 - 2002)

Parikesit Suprapto (COMMISSIONER)

Personal

Born        : Surabaya, August 8, 1951

Age         : 54  years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Parikesit Suprapto served as Telkom Independent Commissioners since May 11, 2013.

Education

Bachelor in Corporate Economics from Sekolah Tinggi Manajemen Industri (1980), Master in Economic Development from Indiana University, USA (1990);  and doctorate degree in Economic Development from Notre Dame University, Indiana, USA (1995).

Career

Currently serving as commissioner of Indonesian Central Securities Depository. Parikesit Suprapto served as Deputy for Services, the Ministry of SOEs (2010 - 2012), Deputy for Banking and Financing Industry, the Ministry of SOEs (2008 - 2010), and Advisor to the Minister of Cooperatives and SMEs Small Business Sector (2006 - 2008). In the corporate environment, Parikesit Suprapto served as Commissioner of PT Indosat Tbk (2011 - 2012) and Commissioner of PT Bank Negara Indonesia (Persero) Tbk.

Virano GAZI Nasution (INDEPENDENT COMMISSIONER)

Personal

Born        : Bandung, August 23, 1968

Age         : 46

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Virano Nasution served as Telkom Independent Commissioners since May 11, 2012.

Education

Bachelors degree in the field of Systems Engineering, University of Arizona and a master's degree in Economic Engineering, Stanford University, USA.

Career

Virano Gazi Nasution served as Commercial Director of PT Indonesia Comnet Plus, a subsidiary of PT PLN (2009 - 2012), Expert Staff to the Minister of Communications and Informatics Technology (2008 - 2009), and President Director of PT Bakrie Telecom Tbk (2001 - 2005).

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BOARD OF DIRECTOR PROFILE

Alex J.  Sinaga (PRESIDENT DIRECTOR)

Personal

Born        : Pematang Siantar, September 27, 1961.

Age         : 53 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

President Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electronic Telecommunications of Bandung Institute of Technology and Master of Telematics of the University of Surrey, Guidford-UK.

Career

Alex J.  Sinaga previously served as President Director of Telkomsel, President Director of PT Multimedia Nusantara, Division Head of Fixed Wireless Networks, Head of Enterprise Services, President Commissioner of PT Sigma Cipta Caraka, and Vice President of Toba Lake Golf Club, General Manager Telkom West Jakarta, Senior Manager of Performance - Regional Division II Jakarta.

Abdus Somad Arief (DirECTOR)

Personal

Born        : Sidoarjo, September 25, 1963.

Age         : 51 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electrical Engineering of Bandung Institute of Technology and Master of Information Systems and Technology of Bandung Institute of Technology.

Career

Abdus Somad Arief’s career mostly in Telkom. Previously, Abdus Somad Arief was  Director of Network Telkomsel, Executive General Manager - Enterprise Service Division Telkom (2009 - 2012), Vice President of Business Development - Enterprise & Wholesale Telkom (2008 - 2009), and Deputy Executive General Manager of the Enterprise Service Division Telkom (2007 - 2008). Abdus Somad Arief also been the President Commissioner of PT Pramindo Ikat Nusantara (2011 - 2012) and Commissioner of PT Infomedia Nusantara (2010 - 2011).

Muhammad Awaluddin (DirECTOR)

Personal

Born        : Jakarta, January 15, 1968.

Age         : 46 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electrical Engineering from Sriwijaya University (1990), Master of Business Administration from European University Antwerp Belgium (1998).

Career

Muhammad Awaluddin started his career at Telkom since 1991. Awaluddin has served as General Manager of Kandatel Bogor, General Manager of Kandatel Central Jakarta, Executive General Manager of Divre I Sumatra, Vice President of Public and Marketing Communications and Executive General Manager of the Division of Access. Previously, Awaluddin was  the President Director of PT Infomedia Nusantara.

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Heri Sunaryadi (DireCTOR)

Personal

Born        : Jember, June 26, 1965.

Age         : 49 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor Degree Faculty of Agriculture from Bogor Agricultural University (1987).

Career

Heri Sunaryadi previously was the President Director of  PT Bahana Pembinaan Usaha Indonesia (Persero) in 2009 - 2013 and President Director of PT Kustodian Sentral Efek Indonesia (2013 - 2014).

Honesti Basyir (DireCTOR)

Personal

Born        : Padang, June 24, 1968.

Age         : 46 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor Degree of Industrial Engineering from Bandung Institute of Technology (1992) and Master Degree of Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Career

Honesti Basyir has served as Finance Director of Telkom (2012 - 2014), Vice President of Strategic Business Development Directorate of IT Solutions and Strategic Portfolio Telkom. Assistant Vice President of Business and Finance Analysis and Project Controller-1 Project Management Office Telkom.

Herdy Rosadi Harman (DirECTOR)

Personal

Born        : Bandung, June 28, 1963.

Age         : 51 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelors Degree of Law from University of Padjadjaran, Bandung, MBA from the Asian Institute of Management Philippines-Institute Management Bandung/Telkom  University, and Master of Law (LLM) from Washington College of Law, DC, USA.

Career

Herdy Rosadi Harman previously served as the Director of Human Capital Management Telkomsel (2012 - 2014). Herdy Rosadi Harman served as Vice President of Legal & Compliance Telkom (2006 - 2007) as well as Vice President of Regulatory Management Telkom (2007 - 2012).

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Dian Rachmawan (DireCTOR)

Personal

Born        : Bangil, May  14, 1964.

Age         : 50 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Master in Telecommunication Engineering of Bradford University, England.

Career

Dian Rachmawan previously was the CEO of PT Telekomunikasi Indonesia International (Hong Kong) Limited or Telin HK.

Indra Utoyo (DireCTOR)

Personal

Born        : Bandung, February 17, 1962.

Age         : 52 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Indra Utoyo served as Director since February 28, 2007 and had served as Acting President Director by virtue of the BOC No.201/SRT/DK/2014 dated October 31, 2014.

Education

Bachelor of Electrical Telecommunication Engineering from Bandung Institute of Technology and Master Degree in Communication and Signal Processing from Imperial College of Science, Technology and Medicine, University of London, England.

Career

Indra Utoyo joined Telkom since 1986. Indra Utoyo has served as a Senior General Manager of Information System Center Telkom, and Director of IT Solutions & Supply Telkom.

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EXECUTIVES PROFILE

Position	Name
Senior Vice President Corporate Secretary Department	Triana Mulyatsa
Senior Vice President Program Management Office Department	Ikhsan
Head of Internal Audit	Mohammad Nuhin
Vice President Corporate Communication	Arif Prabowo
Vice President Regulatory Management	Henry Christiadi
Vice President Corporate Office Support	Dodi Irawan
Vice President Legal and Compliance	Rudy Agustian
Vice President Infrastructure and Operations Audit	Rubi Handojo
Vice President Support and Subsidiary Audit	Purwadi Siswana
Vice President Enterprise Management Audit	Purwoto
Vice President Financial and Logistic Policy	Agus Hery Prasetyo
Vice President Management Accounting	Edi Witjara
Vice President Corporate Finance	Roby Roediyanto
Vice President Risk and Process Management	Jajat Sutarjat
Vice President Supply Planning and Control	I K Dody Wirawan
Vice President Investor Relation	Andi Setiawan
Senior General Manager Finance Billing and Collection Center	Martinus Wisnu Adji
Senior General Manager Supply Center	Weriza
Vice President Human Capital Policy	Aris Hartoni
Vice President Organization Development	Danang Baskoro
Vice President Industrial Relation	Djonet Hartono
Vice President Telkom Smart Office	Ardi Purwanto
Senior General Manager Human Capital Center	Nurdito Waluyo
Senior General Manager Telkom Corporate University Center	Dwi Heriyanto B.
Senior General Manager Assessment Center Indonesia	Rini Lestari Utami
Senior General Manager Community Development Center	Nur Hassim Haji Rusdi
Vice President Corporate Strategic Planning	Andy Revara
Executive Vice President Strategic Investment	N/A
Vice President Strategic Investment Execution	Setyanto Hantoro
Vice President Strategic Investment Planning	Yusuf Wibisono

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Position	Name
Vice President Innovation Strategy	IGN. Wiseto Prasetyo Agung
Senior Vice President Synergy Department	Joddy Hernady
Executive General Manager Digital Business	Achmad Sugiarto
Senior General Manager Innovation & Design Center	Saiful Hidajat
Vice President Consumer Product Planning	Teni Agustini
Vice President Consumer Relationship Management	Agus Winarno
Vice President Consumer Marketing & Sales	Jemy
Operational Vice President Consumer Service Supervision	Sujito
Vice President Marketing & Operation Alignment	Bagyo Nugroho
Vice President Enterprise Business Strategy	Wisnu Haryadi
Vice President Enterprise Service	Indrawan Ditapradana
Vice President Business Service	Ilmianto
Executive General Manager Enterprise Service Division	Siti Choiriana
Executive General Manager Business Service Division	Yusron Hariyadi
Executive General Manager Government Service Division	Mohammad Salsabil
Vice President Wholesale & International Development	Mohamad Ramzy
Vice President Wholesale & International Voice Service	Erik Orbandi
Vice President Wholesale & International Network Service	Budi Satria Dharma Purba
Executive General Manager Wholesale Service Division	Faizal Rochmad Djoemadi
Vice President Infrastructure Service & Governance	Arief Musta’in
Vice President IT Strategy & Governance	Alip Priyono
Vice President Solution	Dani Ramdani
Executive General Manager Broadband Division	Revolin Simulsyah
Executive General Manager Wireless Broadband Division	Pramasaleh Hario Utomo
Executive General Manager Network of Broadband Division	Era Kamali Nasution
Executive General Manager IT Service & Solution Division	Halim Sulasmono
Executive General Manager Regional 1 Division	Teuku Muda Nanta
Executive General Manager Regional 2 Division	Prasabri Pesti
Executive General Manager Regional 3 Division	Suparwiyanto
Executive General Manager Regional 4 Division	Rosydul Umam Aly
Executive General Manager Regional 5 Division	Iskriono Windarjanto
Executive General Manager Regional 6 Division	Joko Raharjo
Executive General Manager Regional 7 Division	Mohammad Firdaus

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TELKOM BUSINESS GROUP

To perform a business portfolio according to the principles of good corporate governance and best practices, as well as with regard to the provisions of legislation in force, Telkom Group formed a Board of Executive ("BOE"), facilitating parenting mechanism towards subsidiaries. Subsidiaries are divided into category, the cellular business led by Telkomsel, media led by Telkom Metra, infrastructure led by Telkom Infra, and international led by Telin.

TELKOM BUSINESS GROUP STRUCTURE

Business group structure and composition of the Telkom Group's shares are presented in the following diagram.

SUBSIDIARIES AND ASSOCIATED COMPANIES

According to the Telkom Group Board of Executive Charter that was decided on December 19, 2013, the management structure grouped by Corporate Strategic Scenario (“CSS”). CSS is set up a framework of rules, basic principles, and reference in the management as well as the mechanism of the relationship between the subsidiary and us in an integrated manner. CSS is applied in order to achieve the objectives of the company with the principles of Good Corporate Governance (GCG) and best practices, as well as taking into account the legislation in force.

The following table presents the company structure, including the direct and indirect holdings in various subsidiaries, which are divided into cellular business, international, media, and infrastructure category.

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Subsidiaries and Associated Companies in Cellular Business Category

Company	Shareholdings	Line of Business	Operation Status	Description
PT Telekomunikasi Selular (“Telkomsel”), Jakarta	65%	Telecommunication	Operate	Telkomsel, was established on May 26, 1995, provides telecommunications and mobile phone service. Using the Global System for Mobile Communication technology (GSM).

Subsidiaries and Associated Companies in International Business Category

Company	Shareholdings	Line of Business	Operation Status	Description
PT Telekomunikasi Indonesia International (“Telin”), Jakarta	100%	Telecommunication	Operate

Previously known as PT Ariawest International, Telin was acquired  on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, Telin has obtained the fixed closed network (“Jartaptup”)  license and Network Access Provider license. Telin provides network services and international telecommunication services, as well as international business.

Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”), Singapore	100% through Telin	Telecommunication	Operate

Telin Singapore was established on December 6, 2007 pursuant to the laws of the Republic of Singapore. Telin Singapore is a wholly own subsidiary of Telin Indonesia. The license owned is Facility Based Operator. The service currently provided is wholesale data and Managed Service.

Telekomunikasi Indonesia International (Hong Kong) Limited. (“Telin Hong Kong), Hong Kong	100% through Telin	Telecommunication	Operate

Telin Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of Telin. Telin Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27 2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The MVNO service is provided under the brand Kartu As 2in1.

Telekomunikasi Indonesia International (TL) S.A. (“Telin Timor Leste ”), Dili	100% through Telin	Telecommunication	Operate

Telin Timor Leste was  a subsidiary of Telin Indonesia, established on September 17, 2012. Telin Timor Leste has obtained radio spectrum and general registration certificate license. The service currently provided Fixed Telephone Connections; Mobile Connections; Internet Connections; Traffic-Fixed Line; Traffic-Mobile

Telekomunikasi Indonesia International Pty Ltd.,Australia (“Telkom Australia”), Melbourne	100% through Telin	Telecommunication business and IT-based services	Operate

Telkom Australia is a subsidiary owned exclusively by Telin Indonesia. Established on January 14, 2013 by running Business Process Outsourcing (BPO), Information Technology Outsourcing (ITO), and Telecomunication Services.

Telkom Macau Limited, Macau	100% through Telin Hong Kong	MVNO Service	Operate	Telkom Macau is a subsidiary of Telin Hong Kong Limited, which was established on May 13, 2013.

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Company	Shareholdings	Line of Business	Operation Status	Description
Telkom Taiwan Limited, Taipei City	100% through Telin Hong Kong	MVNO Service	Operate	Telkom Taiwan is a subsidiary of Telin Hong Kong Limited, which was established on June 3, 2013.
Telekomunikasi Indonesia International (USA) Inc., Los Angeles	100% through Telin	Telecommunication and IT	Operate	Telekomunikasi Indonesia International (USA) Inc. is a subsidiary that entirely owned by Telin Indonesia. Established on December 11, 2013.
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd., Kuala Lumpur	49% through Telin	Telecommunication, MVNO Service	Operate

Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd.s a joint venture company with Compudyne. Sdh. Bhd, providing MVNO after receiving Applications Service Provider Class ("ASPCC") license on July 23, 2013 and Network Service Provider (“NSP”) on August 23, 2013. Officially operated on August 25, 2013.

Subsidiaries and Associated Companies in Media Business Category

Company	Shareholdings	Line of Business	Operation Status	Description
PT Multimedia Nusantara (“Telkom metra”), Jakarta	100%	Telecommunications networks and multimedia services	Operate

Telkom Metra, founded on May 9, 2003, managing ourmultimedia bussines . Telkom Metra provides the development service, construction, and network maintenance as well as multimedia services (data communication system services, portal services, and online transaction services).

PT PINS Indonesia (“PINS”), Jakarta	100%	Services and telecommunications development	Operate	PINS was originally established to operate our KSO in Sumatra and was acquired on August 15, 2002.
PT Patra Telekomunikasi Indonesia (“Patrakom”), Depok	100%	Services of satellite communication systems, related services and facilities for companies engaged in the oil industry	Operate	Patrakom was established on September 28, 1995. The Company acquired additional interest of 40% and 20% respectively of Patrakom
PT Sigma Cipta Caraka (“Telkomsigma”), Tangerang	100% through Telkom metra	Informatics technology service – implementation and integration system, outsourcing, and license & software maintenance	Operate	Telkomsigma was established on May 1, 1987 with a focus on provides IT and solutions service.

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Company	Shareholdings	Line of Business	Operation Status	Description
PT Infomedia Nusantara (“Infomedia”), Jakarta	100% (including through 49% ownership of the Company)	Data and information services - providing telecommunications information services and other information services in print and electronic media, and call center services	Operate

Infomedia was acquired on September 22, 1999 to organize KSO in Sumatra. Infomedia has transforme from focusing on threepillars of business (directory services, contact center services, and content services) focus on business process outsourcing and digital media & rich content service.

PT Metra Digital Media (“MD Media”), Jakarta	99,99% through Telkom metra	Information telecommunication service	Operate	MD Media was established on January 22, 2013.
PT Finnet Indonesia (“Finnet”), Jakarta	60% through Telkom metra	Banking communication and data	Operate

Finnet was established on October 31, 2005, as provider of IT infrastructure, applications, and content for information systems and financial transactions for the banking and financial services industries.

PT Administrasi Medika (“AdMedika”), Jakarta	75% through Telkom metra	Administration and insurance/health services	Operate	AdMedika was established on February 25, 2010, provides online claim service between the hospitals and health insurance companies.
PT Metra Plasa (“Metra Plasa”), Jakarta	60% through Telkom metra	Portal service	Operate	Metra Plasa established on April 9, 2012
PT Metranet (“metranet”), Jakarta	99,99% through Telkom metra	Multimedia portal service	Operate	Metranet was established on April 17, 2009.
PT Pojok Celebes Mandiri (“pointer”), Jakarta	51% through Telkom metra	Travel agent/bureau service	Operate	Pointer was established on April 18, 2008. On August 30, 2013, Metra changed its ownership in pointer become 51%.
PT Satelit Multimedia Indonesia (“SMI”), Jakarta	99,99% through Telkom metra	Trade services and telecommunications network, satellite, and multimedia tools	Operate	SMI was established on March 25, 2013.
PT Metra Digital Investama (“MDI”), Jakarta	99,99 % through Telkom metra	Trading, supplier, construction services	Operate	MDI was established on January 8, 2013
PT Metra TV (“Metra TV”), Jakarta	99,83% through Telkom metra	Broadcasting subscription service	Operate	Metra TV was established on January 8, 2013.

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Company	Shareholdings	Line of Business	Operation Status	Description
PT Indonusa Telemedia ( “TelkomVision”), Jakarta	20% (including through 4,33% ownership by Telkom metra)	TV and content subscription	Operate

Established on May 7, 1997, Indonusa is a multimedia (pay-TV, internet service) service provider. Since 2007, Indonusa was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay TV), under the “TelkomVision” brand. On October 8, 2013, 1,036,059, 483 Indonusa shares (equivalent to 80% of its ownership in Indonusa) were sold to PT Trans Corpora and PT Trans Media Corpora.

PT Integrasi Logistik Cipta Solusi (“ILCS”), Jakarta	49% through Telkom metra	E-trade logistic service and other related service.	Operate	Telkom Metra establishes ILCS with Pelindo II on September 21, 2012.
PT Melon Indonesia (“Melon”), Jakarta	51% through Telkom metra	Digital Content Exchange Hub (“DCEH”) service	Operate

Melon is a joint venture company between Telkom and SK Telecom Korea. Melon was established on August 16, 2010. The Company expanded into media and edutainment business, providing digital music content and related content services for mobile phone, computer, consumer electronics channels, and other digital media.

PT Citra Sari Makmur (“CSM”), Jakarta	25%

Provision of Communication Systems Micro Earth Station (Very Small Aperture Terminal or "VSAT"), network application services and consulting services on telecommunications technology and related facilities

			Operate	CSM was established on February 14, 1986.
PT Pasifik Satelit Nusantara (“PSN”), Jakarta	14.60%	Satellite transponder leasing services and satellite-based communication services in the Asia Pacific region	Operate

PSN was established on July 2, 1991. PSN conduct an initial public offering of common stock shares with the National Association of Securities Dealers Automated Quotations ("NASDAQ") in June 1996, but the company delisted on November 6, 2001, failed to meet NASDAQ National Market Listing requirments.

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Subsidiaries and Associated Companies in Infrastructure Business Category

Company	Shareholdings	Line of Business	Operation Status	Description
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”), Jakarta	100%	Telecommunication development service	Operate	On January 16, 2014, The Company established a subsidiary with the name of PT Infrastructure Telecommunications Indonesia.
PT Dayamitra Telekomunikasi (“Mitratel”), Jakarta	100%	Telecommunication	Operate

Dayamitra provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Dayamitra transformed it self by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

On October 9, 2014, the Company signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk ("TBI") to exchange its 49% ownership in Dayamitra for 5.7% ownership in TBI. In addition, there is an option to exchange the Company’s remaining 51% ownership in Dayamitra within 2 years that will increase the Company’s ownership up  to 13.7% in TBI. The completion of the agreement is subject to various approvals, including that of the stockholder of Dayamitra and TBI. As of the date of approval and authorization for the issuance of the consolidated financial statements, the transaction is still in progress

PT Graha Sarana Duta (“Telkom Property”), Jakarta	99,99%	Office leasing and building management, maintenance service, civil consultant, and developer.	Operate	Acquired on April 25, 2001, Telkom Property operates throughout Indonesia and manages buildings owned by us and third parties.
PT Telkom Landmark Tower (“TLT”), Jakarta	55% through Telkom Property	Property management and developer service.	Operate	Telkom Property establishes TLT with Yakes Telkom on February 1, 2012.
PT Graha Yasa Selaras (“GYS”), Jakarta	51% through Telkom Property	Tourism service	Not yet operating	Telkom Property founded GYS together with Yakes Telkom on April 27, 2012 focused on hospitality services.
PT Telkom Akses (“Telkom Akses”), Jakarta	100%	Construction, services and trade in telecommunications	Operate	Telkom Akses was established on November 26, 2012.

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Company	Shareholdings	Line of Business	Operation Status	Description
PT Nusantara Sukses Sarana (“NSS”), Jakarta	99,99% through Telkom Property	Building management and hotel services	Not yet operating	NSN was established on September 1, 2014
PT Nusantara Sukses Investasi (“NSI”), Jakarta	99,99% through Telkom Property	Service and Trading	Not yet operating	NSI was established on September 1, 2014
PT Nusantara Sukses Realiti (“NSR”), Jakarta	99,99% through Telkom Property	Service and Trading	Not yet operating	NSR was established on September 1, 2014

STOCK OVERVIEW

SHAREHOLDER COMPOSITION

The authorized capital of the Company consists of 1 stock of Series A Dwiwarna, and 399.999.999.999 Series B stocks (ordinary stocks). The authorized issued and fully paid capital of 100.799.996.400, consisting of 1 stock of Series A Dwiwarna and 100.799.996.399 Series B stocks. 1 stock of Series A Dwiwarna belongs to Government of the Republic of Indonesia ("Government") so that the Government has special voting rights and rights to veto the filing, appointment and dismissal of the Board of Directors or Board of Commissioners, the issuance of new shares and amendments to the Articles of Association, including changes to merge or dissolve us before they expire, increase or decrease the authorized capital and reduce the subscribed capital.

Company Shareholders per December 31, 2014
	Series A Dwiwarna Share	Series B Shares (Common Stock)	Percentage of Ownership
Government	1	51,602,353,559	52.56
Public		46,573,500,040	47.44
Capital Subtotal (issued and outstanding)	1	98,175,853,599	100.00
Treasury Stock		2,624,142,800	-
Total	1	100,799,996,399	100.00

Composition of Telkom shareholders per December 31, 2014  is as follows:

1.       Shareholders with Ownership More Than 5% (Main/Controlling  Shareholder)

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A	Government	1.00	-
Series B	Government	51,602,353,559	52.56

Relationship with the Government and Government Agencies

The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes SOEs.

The Government as Shareholder

The Government is our majority and controlling shareholder and owns 52.56 % of our common stock as of December 31, 2014. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

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As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the DGPT, the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines.

We are required to obtain a license from the DGPT for each type of service offered, including licenses for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31,2014, we had a total of Rp1,615 billion, or US$130 million,  in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2014, 72.9% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 27,1% denominated in Rupiah. In 2014, the annual interest rates charged 8.5% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. In 2014, the amount of revenues from Government departments and agencies was Rp749 billion, which was approximately 1.95% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company must be approved by majority of the holders of our common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

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2.       Ownership of Stocks by Directors and Commissioners

On December 31, 2014, none of our Director or senior managers who have more than 1.0% of our stocks. In addition, on December 31, 2014 none of our Commissioners owned our common stock.

	Directors or Commissioners	Number of Shares	Percentage of Ownership
Directors
	Indra Utoyo	27,540	<0.01
	Honesti Basyir	540	<0.01
	Dian Rachmawan	60,540	<0.01
Total		88,620	<0.01

3.       Shareholders with Less than 5% Ownership

Group	Number of Shares of Common Stock Owned	Percent (%) of Common Stock Owned
Foreign
Business	38,969,793,385	39.69
Individual	14,222,600	0.01
Local		-
Business Entities		-
Companies	2,415,515,005	2.46
Mutual Funds	2,383,296,000	2.43
Insurance Companies	1,672,652,600	1.70
Pension Funds	563,724,750	0.57
Other Business Entities	74,945,790	0.08
Individuals	479,349,910	0.49
Total	46,573,500,040	47.44

4.       Proportion of Common Stock Held in Indonesia and Abroad

As of December 31, 2014, we had 42,508 common stock shareholders, including the Government. This total includes 39,971,745,785 common stock shares owned by 1,971 shareholders outside Indonesia. As of the same date, there were 98 ADS shareholders who owned 55,381,118 ADS (1 ADS is equivalent to 200 common stock shares).

5.       List of the 20  Biggest Public Shareholders

The following was our twentieth biggest  of public shareholders until  December 31, 2014.

No	Shareholders Name	Percentage of Ownership (%)
1	BPJS KETENAGAKERJAAN-JHT	1.07
2	BNYM SA/NV AS CUST OF EMPLOYEES PROVIDEN	1.06
3	BBH BOSTON S/A VANGRD EMG MKTS STK INFD	0.97
4	GIC S/A GOVERNMENT OF SINGAPORE	0.95
5	JPMCB-VIRTUS EMERGING MARKETS OPPORTUNIT	0.72
6	PT PRUDENTIAL LIFE ASSURANCE-REF	0.64
7	HSBC BANK PLC S/A SAUDI ARABIAN MONETARY	0.58
8	BBH BOSTON S/A MATTHEWS PACIFIC TIGER FU	0.52
9	RBC ISB S/A VONTOBEL FUND-EMERGING MARKE	0.48
10	SSB OBIH S/A ISHARES MSCI EMERGING MARKE	0.43
11	THE NORTHERN TRUST CO S/A SAUDI ARABIAN	0.41
12	JPMCB-STICHTING DEPOSITARY APG EME MRKT	0.39
13	SSB 1BA9 ACF MSCI EQUITY INDEX FUND B-IN	0.39
14	JPMCB-JPMORGAN FUNDS -2157804185	0.38
15	SSB ZM47 S/A INVESCO DEVELOPING MARKETS	0.35
16	JPMCB-VANGUARD TOTAL INTERNTNL STOCK IND	0.34
17	PT AIA FINL - UL EQUITY	0.32
18	HSBC BK PLC RE AGUS FUND MANAGER S/A ABU	0.31
19	BNYM SA/NV AS CUST OF NEWTON ASIAN INCOM	0.31
20	BBH BOSTON S/A MATTHEWS ASIA DIVIDEND FU	0.26

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CHRONOLOGY OF STOCK ISSUED

Date	Corporate Actions	Share Ownership Composition
		Government of the Republic Indonesia	%	Public	%
13/11/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.0	-	-
14/11/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by Telkom	-		933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
11/12/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
15/05/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
07/05/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
02/08/1999	Distribution of bonus shares (emission) (every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
07/12/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
16/07/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
01/10/2004	Stock Split (1:2)	10,320,470,712	51.2	9,839,528,568	48.8
21/12/2005	Share repurchase program (I) [1]	-		(211,290,500)
	Share Ownership Composition	10,320,470,712	51.7	9,628,238,068	48.3
29/06/2007	Share repurchase program (II) [2]	-		(215,000,000)
	Share Ownership Composition	10,320,470,712	52.3	9,413,238,068	47.7
20/06/2008	Share repurchase program (III) [3]	-		(64,284,000)
	Share Ownership Composition	10,320,470,712	52.5	9,348,954,068	47.5
19/05/2011	Share repurchase program (IV) [4]	-		(520,355,960)
	Share Ownership Composition	10,320,470,712	53.9	8,828,598,108	46.1
14/06/2013	Transferred a portion of Share repurchase program III to employees through ESOP Program	-		59,811,400
	Share Ownership Composition	10,320,470,712	53.7	8,888,409,508	46.3
30/07/2013	Transferred share repurchase program I by private placement	-	-	211,290,500	-
	Share Ownership Composition	10,320,470,712	53.1	9,099,700,008	46.9
02/09/2013	Stock Split (1:5)	51,602,353,560	53.1	45,498,500,040	46.9
13/06/2014	Transferred share repurchase program I by private placement	-	-	1,075,000,000	-
	Share Ownership Composition	51,602,353,560	52.6	46,573,500,040	47.4

(1)   The first share repurchase program started on December 21, 2005 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007.

(2)   The second share repurchase program started on June 29, 2007 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.

(3)   The third share repurchase program started on June 20, 2008 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.

(4)   The fourth share repurchase program started on May 19, 2011 (the date of the Annual General Meeting of Shareholders at which the program was approved) and ended in November 2012.

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1.       Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 (equal to 299,057,000 shares after stock split) treasury stock transferred to 24,993 employees which had a total fair value of Rp661  billion. As of February 28, 2015, 132,644,010  of our shares were owned by 16,293  of our employees and our retirees. In 2014, we did not conduct the ESOP.

2.       Purchases of Equity Securities by The Issuer and Affiliated Purchasers

Share Buy Back Program	Accordance with	Purchase Periode	Total Number of Shares Purchased	Average Price Paid per Share in (Rp)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
SBB I	EGMS December 21, 2005	December 21, 2005 – June 20, 2007	1,056,452,500	1,731	1,056,452,500	-
SBB II	AGMS June 29, 2007	June 29, 2007 - December 28, 2008	1,075,000,000	1,832	1,075,000,000	-
SBB III	AGMS June 20, 2008	June 20, 2008 - December 20, 2009	321,420,000	1,448	321,420,000	-
SBB IV	AGMS May 19, 2011	May 19, 2011 - November 20, 2012	2,601,779,800	1,461	2,601,779,800	-

As of December 31, 2012, we had repurchased 5,054,652,300 common stock shares, equivalent to 5.0% of our issued and outstanding common stock, at an aggregate repurchase price of Rp8,067 billion, excluding broker and custodian fees. Under our repurchase program, we repurchased 591,882,500 shares in 2006, 631,820,000 shares in 2007, 1,229,170,000 shares in 2008, 1,415,427,300 shares in 2011 and 1,186,352,500 shares in 2012. In last program, SBB IV in 2011 and 2012, we repurchased 2,601,779,800 common stock shares at an aggregate repurchase price Rp3,803 billion.

On April 19, 2013 in accordance with the Resolution of the AGMS and regard with clause 4 letter a number (3) Bapepam-LK XI.B.2 we executed the transfer of 299,057,000 shares of Series B from Share Buyback Phase III through Employee Stock Ownership Program.

On July 30, 2013, we sold 1,056,452,500 shares which are part of Share Buyback Phase I by private placement. The selling price was Rp2,280 per share, which is not lower than Rp1,731 per share which is the average repurchase price of treasury stock,  Rp2,258 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp2,280per share, which is the closing price on the day before the selling date.

On June 13, 2014, we sold 1,075.000,000 shares which are part of Share Buyback Phase II by private placement. The selling price after stock split was Rp2,405 per share, which is not lower than Rp1,832 per share which is the average repurchase price of treasury stock,  Rp2,330 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp2,405 per share, which is the closing price on the day before the selling date.

As of December 31, 2014, our treasury stock balance is 2,624,142,800.0 common stock shares, equivalent to 2.6% of our issued and outstanding common stock which comprise of Share Buyback Phase III and IV with average repurchase price after stock split were Rp1,462, excluding broker and custodian fees. See Note 23 to our Consolidated Financial Statement.

The above amount and price per share of treasury stock are presented with the stock split ratio 1:5, which effective on September 2, 2013.

C.      Chronology of Bonds

The Company issued bonds worth Rp 1.000 billion at July 16, 2002, at a nominal price for a period of five years. These bonds bear fixed interest of 17% per annum, payable quarterly since October 16, 2002. The bonds are traded on the Surabaya Stock Exchange with maturity date on July 16, 2007. The trustee of the bonds is BRI, which since January 17, 2006 effectively replaces BNI. PT Kustodian Sentral Efek act as custodian. The Company has made the settlement of the debt bonds on July 16, 2007.

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We issued the second Rupiah bonds on June 25, 2010, respectively Rp 1.005 billion for Series A with a term of five years and Rp 1.995 billion for Series B with a period of ten years. The issuance of bonds were listed on the Indonesia Stock Exchange with the bond underwriters PT Bahana Securities, PT Danareksa Sekuritas, and PT Mandiri Sekuritas. The trustees are PT CIMB Niaga Tbk., PT Pemeringkat Efek Indonesia (Pefindo) on December 31, 2014, provides idAAA bond rating (stable outlook).

CAPITAL MARKET SUPPORTING PROFESSIONAL

	Capital Market Supporting Professional	Address	Service	Assignment Period
EXTERNAL Auditor	PAF Purwantono, Suherman & Surja (Member firm of Ernst & Young Global Limited)	Gedung Bursa Efek Jakarta Tower 2, 7th Floor Jl. Jendral Sudirman Kav. 52-53 Jakarta - 12100	Conducted Integrated Audit of PT Telekomunikasi Indonesia, Tbk. (“Telkom”) and General Audit over the financial statement of subsidiary. The issuance of Consent Letter.	2012, 2013, 2014
NOTARIS	Ashoya Ratam S.H., MKn	Jl. Suryo No. 54 Kebayoran Baru Jakarta - 12180
ADMINISTRATION SECURITIES BUREAU	PT Datindo Entrycom	Wisma Sudirman Jl. Jendral Sudirman Kav. 34-35 Jakarta - 10220	Acts as Custodian of Telkom common stocks which being traded in Indonesia Stock Exchange.	Since IPO Telkom 1995
TRUSTEE	PT Bank CIMB Niaga Tbk.	Graha Niaga, 20th Floor Jl. Jendral Sudirman Kav. 58 Jakarta - 12190	Represents the interest of Bondholders with the Company for bonds II Telkom.	2010
CENTRAL CUSTODIAN	PT Kustodian Sentral Efek Indonesia	Gedung Bursa Efek Jakarta Tower 1, 5th Floor Jl. Jendral Sudirman Kav. 52-53 Jakarta - 12190	- Provide central custodian service and stock transaction settlement at Indonesia Stock Exchange. - Storage service and settlement for securities transaction, distribution of corporate action result.	Since 1995
RATING AGENCY	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Provide rating over credit risk for Telkom bond issuance.	2012, 2013, 2014
ADS CUSTODIAN bank	The Bank of New York MellonDepositary Receipts	101 Barclay Street, New York, United State of America - 10286	Acts as ADS stock Custodian which being traded at NYSE.	Since 1995

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CAPITAL MARKET TRADING MECHANISM AND TELKOM ADS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 200 shares of Common Stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan.

A.   The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

As at December 31, 2014, the IDX had 506 issuers for equity and 110 active brokerage houses. In 2014, IDX recorded a trading volume of 169 billion shares. As at December 31, 2014, the total market capitalization was valued at Rp5,227 trillion (US$429.5billion).

Trading is divided into three segments,  the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement in IDX.

On November 14, 2012 IDX issued a Decree of BOD No.Kep-00399/BEI/11-2012 regard with the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that mentioned about the change of IDX’ trading hours, which effected on January 2, 2013 with trading sessions as follow:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday - Friday	08.45.00-08.55.00
1st	Regular	Monday-Thursday	09.00.00-12.00.00
	Cash	Friday	09.00.00-11.30.00
Negotiation
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiation	Monday-Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.00
Post Trading	Regular	Monday-Friday	16.05.00-16.15.00

On November 8, 2013 IDX issued a Decree of BOD No.Kep-00071/BEI/11-2013 regard with the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that mentioned about the change of lot size, tick price and maximum price movement, which effected on January 2, 2013.

Lot size will change from 500 shares to 100 shares and tick price and maximum share price movement will change as follow:

Previous			New
Group Price	Tick Price	Maximum Share Price Movement	Group Price	Tick Price	Maximum Share Price Movement
≤Rp200	Rp1	Rp10	≤Rp500	Rp1	Rp20
Rp200 – Rp500	Rp5	Rp50
Rp500 – Rp2,000	Rp10	Rp100	Rp500 – Rp5,000	Rp5	Rp100
Rp2,000 – Rp5,000	Rp25	Rp250
≥Rp5,000	Rp50	Rp500	≥Rp5,000	Rp25	Rp500

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Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost is 0.03% or depended on exchange policy. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or Exchange Member Approval (“SPAB”) revoked.

B.   Trading on the NYSE and LSE

Bank of New York Mellon (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE and LSE.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

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ADDRESSES OF TELKOM INDONESIA

No	Company	Address	Telephone	Facsimile
1	Corporate Office	Graha Merah Putih, 1st Floor Jl. Japati No. 1 Bandung 40133	022-4521108	022-4240313
2	Sekretariat of President Director	Graha Merah Putih, 1 st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 114/112	021-5202702
3	Director of Human Capital Management	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 106	021-5209632
4	Director of Consumer Service	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 108	021-5209637
5	Directorate of Wholesale & International Business Service	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 117	021-5205072
6	Director of Innovations & Strategic Portfolio	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 104	021-52963102
7	Director of Network IT & Solution	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 121	021-5209835
8	Director of Enterprise & Business Service	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 102	021-5213834
9	Director of Finance	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 110/118	021-5220900
10	Department of Corporate Secretary	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 124	021-5203322
11	Internal Auditor	Graha Merah Putih, 5th Floor Jl. Japati No. 1 Bandung 40133	022-4525227	022-7206870
12	Department of Project Management Office	Graha Merah Putih, 1st Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52920014	021-52922511
13	Finance & Billing Collection Center (FBCC)	Graha Merah Putih, 3rd Floor Jl. Japati No. 1 Bandung 40133	022-4523371	022-4523377
14	Human Capital Center	Graha Merah Putih, 5th Floor Jl. Japati No. 1 Bandung 40133	022-4525121	022-7206986
15	Telkom Corporate University Center	Jl. Gegerkalong Hilir No. 47 Bandung 40152	022-2014343	022-2014429, 022-2013238
16	Supply Center	Graha Merah Putih, 6th Floor Jl. Japati No. 1 Bandung 40133	022-4526170, 022-4526327	022-7206583, 022-4526431
17	Innovation & Design Center (IDeC)	Jl. Gegerkalong Hilir No. 47 Bandung 40152	022-4574784, 022-2014669, 022-2013505	022-2014669
18	Community Development Center (CDC)	Graha Merah Putih, 8 th Floor Jl. Japati No. 1 Bandung 40133	022-4528219	022-4528206
19	Human Resource Assessment Service (Assessment Center Indonesia)	Jl. Kapten Tendean No. 1 Bandung 40141	022-2035269, 022-2035287, 022-2035259	022-2034201
20	ITSS Division	Graha Merah Putih, 4 th Floor Jl. Japati No. 1 Bandung 40133	022-4524228	022-7201890

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No	Company	Address	Telephone	Facsimile
21	Enterprise Service Division	Gedung Menara Multimedia 19th Floor Jl. Kebon Sirih No. 12 Central Jakarta 10110	021-23515000
22	Business Service Division	Jl. S. Parman Kav. 8 West Jakarta 11440	021-5656500, 021-5651700	021-5652600, 021-5656000
23	Wholesale Service Division	Graha Merah Putih, 8 th Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52917007	021-52892080
24	Broadband Division	Graha Merah Putih, 7 th Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-52903482	021-5221300
25	Wireless Broadband Division	Jl. Kebon Sirih No. 36 Central Jakarta 10110	021-3447070 ext. 103	021-3440707
26	Network of Broadband Division	Graha Merah Putih, 9 th Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-5221500, 021-5221400	021-5229600
27	Solution Convergence Division	Gedung Menara Multimedia 17 th Floor Jl. Kebon Sirih No. 12 Central Jakarta 10110	021-38600500	021-3860300
28	Regional I Division of Sumatera	Jl. Prof HM Yamin SH No. 2, Medan 20111	061-4151747	061-4150747
29	Witel of Western North Sumatera	Jl. Prof HM Yamin SH Medan 20111	061-4530011
30	Witel of Bangka Belitung	Jl. Rustam Effendi No.03, Pangkalpinang 33128	0717-421861
31	Witel of Riau Islands	Jl. Jaksa Agung R Suprapto, Sekupang, Batam	0778-322000	0778-322720
32	Witel of Lampung	Jl. Majapahit No. 14, Lampung 35118	0721-266525	0721-263699
33	Witel of Eastern Noth Sumatera	Jl. Asahan Km 4.5, Pematangsiantar	0622-7550300	0622-7554082
34	Witel of South Sumatera	Jl. Jendral Sudirman No. 459 KM - 3,5 Palembang 30129	0711-360360	0711-310444
35	Witelof West Sumatera	Jl. KH Ahmad Dahlan No. 17, Padang 25138	0751-7050000	0751-7050001
36	Witel of Riau Land	Jl. Jend. Sudirman 199, Pekanbaru 28111	0761-31000	0761-40404
37	Witel of Nanggroe Aceh Darussalam	Jl. S.A Mahmudsyah No.10, Banda Aceh	0651-32500	0651-21818
38	Witel of Jambi	Jl. Sumantri Brojonegoro No. 54, Jambi	0741-60000	0741-64000
39	Witel of Bengkulu	Jl. Soeprapto No. 132, Bengkulu 38221	0736-28000	0736-20000
40	Regional Division II Jakarta	Graha Merah Putih, 10 th Floor Jl. Jenderal Gatot Subroto Kav. 52 Jakarta 12710	021-5215100	021-5202733
41	Witel of West Banten (Serang)	Jl. Raya Jakarta Km. 9,5 Ciruas Serang	0254-282001
42	Witel of East Banten (Tangerang)	Graha Telkom BSD, Jl. Pahlawan Seribu Serpong Tangerang	021-5380000	021-5371500
43	Witel of West Jakarta	Jl. S Parman Kav. 8 West Jakarta	021-56969100	021-5655100
44	Witel of Central Jakarta	Jl. Kebon Sirih No. 36 Jakarta Pusat	021-3447070

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No	Company	Address	Telephone	Facsimile
45	Witel of South Jakarta	Jl. Sisingamangaraja Kav 4 - 6 Kebayoran Baru South Jakarta	021-7257171	021-7228400
46	Witel of North Jakarta	Jl Yos Sudarso Kav. 23 - 24 North Jakarta	021-4366000	021-43921550
47	Witel of East Jakarta	Jl. DI Panjaitan Kav. 42 North Jakarta 13350	021-8560000	021-8560196
48	Witel of West Java of Northern West	Jl. Rawa Tembaga No. 4 Bekasi 17141	021-8890000	021-8894100
49	Witel of Western West Java	Jl. Padjadjaran No. 37 Bogor	0251-8301107	0251-8329999
50	Regional Division III West Java	Jl. WR. Supratman No. 66A Bandung	022-4532225	022-4532134
51	Witel of Northern West Java	Jl. Tuparev No. 24 Karawang	0267-404444	0267-410002
52	Witel of Southern West Java	Jl. Mesjid No. 17 Sukabumi	0266-212710	0266-225765
53	Witel of Central West Java	Jl. Lembong No.11 Bandung	022-4540362
54	Witel of Eastern West Java	Jl. Papagongan No. 11 Cirebon	0231-255001	0231-201800
55	Witel of West Java of Eastern South	Jl. Merdeka No. 23 Tasikmalaya	0265-322400
56	Regional Division IV Central Java & DI Yogyakarta	Jl. Pahlawan No. 10, Semarang	024-8303306
57	Witel of Central Java of Western North	Jl. Merak No. 2, Pekalongan	0285-421000, 0285-459118	0285-424355
58	Witel of Central Java of Wester South	Jl. Merdeka No. 26, Purwokerto	0281-645122, 0281-645201
59	Witel of Northern Central Java	Jl. Pahlawan No. 10, Semarang	024-8303627, 024-8303628
60	Witel of Central Java of Eastern North	Jl. Jendral Sudirman No. 66 - 68 Kudus	0291-4250293
61	Witel of Southern Central Java	Jl. Yos Sudarso No. 2, Magelang	0293-364755, 0293-362757
62	Witel Yogyakarta	Jl.Yos Sudarso No.9, Yogyakarta	0274-577200, 0274-577227
63	Witel of Central Java of Eastern South	Jl. Mayor Kusmanto No. 1, Solo 57113	0271-634400, 0271-678253
64	Regional Division V East Java	Jl. Ketintang No. 156 Surabaya 60231	031-8297100	031-8286080
65	Witel of Central West Java	Jl. Hayam Wuruk No. 45 - 47 Kediri 64122	0354-680942
66	Witel of Western East Java	Jl. D.I Panjaitan No. 19 Madiun	0351-493900	0351-494104
67	Witel of Southern East Java	Jl. A Yani No. 11 Malang 65125	0341-489100	0341-499111
68	Witel of Northern East Java	Jl. Wachid Hasyim No. 11 Gresik 61444	031-3977000	031-3971000
69	Witel of East Java Suramadu	Jl. Ketintang No. 156 Surabaya 60231	031-8298837	031-8299350
70	Witel of East Java of Central East	Jl. Sultan Agung No. 48 Sidoarjo 61211	031-8941000	031-8962500
71	Witel of Eastern East Java	Jl. Gajah Mada No. 182-184 Jember	0331–353200	0331-483321
72	Witel of East Java of Southern East	Jl. Alun-Alun No. 1 Pasuruan	0343-432100
73	Regional Division VI Borneo	Jl. MT.Haryono no 169 Balikpapan 76114	0542-872104	0542-873340
74	Witel of Central East Borneo	Jl. Awang long No.54 Samarinda 75121	0541-732000	0541-762010
75	Witel of Northern East Borneo	Jl. Simpang Tiga Tarakan 77111	0551-21000
76	Witel of Southern East Borneo	Jl. MT.Haryono no 169 Balikpapan 76114	0542-873500	0542-873030
77	Witel of West Borneo	Jl. Teuku Umar No.2 Pontianak 78117	0561-734055	0561-78000
78	Witel of Central Borneo	Jl. A.Yani No.45 Palangkaraya 73111	0536-3221116	0536-3224321

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No	Company	Address	Telephone	Facsimile
79	Witel of South Borneo	Jl. Pangeran Samudra No 42 Banjarmasin 70111	0511-436500	0551-3366220
80	Regional Division VII Eastern Indonesia Area	Jl. AP. Pettarani No.2 Makassar 90221	0411-867777	0411-881651
81	Witel South Bali	Jl. Raya Puputan Renon No. 33, Denpasar	0361-222021	0361-262111
82	Witel North Bali	Jl. Letkol Wisnu No. 2, Singaraja	0362-231187	0362-231187
83	Witel of West Nusa Tenggara	Jl. Pendidikan no.23 Mataram	0370-632000	0370-632000
84	Witel of East Nusa Tenggara	Jl. WJ. Lalamentik No.93 Kupang 85111	0380-840000	0380-840000
85	Witel of South Sulawesi	Jl. AP. Pettarani No.2 Makassar 90221	0411-880000
86	Witel of Western South Sulawesi	Jl. Andi Isa No.7 Pare-Pare	0421-24044
87	Witel of Central Sulawesi	Jl. Ir. Juanda No. 25 Palu 94125	0451-421759
88	Witel of Southeast Sulawesi	Jl. A. Yani No.8 Kendari 93117	0401-3912100
89	Witel of North Sulawesi & North Maluku	Jl. WR. Supratman No.5 Manado 95112	0431-853000	0431-853000
90	Witel of Maluku	Jl. JB. Sintala No.9 Ambon 97115	0911-349100	0911-349100
91	Witel of West Papua	Jl. A.Yani No. 16, Sorong	0951-3102009	0951-3102009
92	Witel of Papua	Jl. Kayu Batu Base 6, Jayapura	0967-541499	0967-541499
93	PT Telekomunikasi Selular (Telkomsel)	Wisma Mulia Jl. Jenderal Gatot Subroto Kav. 42 Jakarta 12710 www.telkomsel.com	021-5240811, 021-52906090	021-52906123
94	PT Telekomunikasi Indonesia Internasional (Telin)	Menara Jamsostek North Tower 24 th Floor Jl. Jenderal Gatot Subroto No. 38 Jakarta 12710 www.telin.co.id	021-29952330	021-2962358, 021-52962358
95	PT Multimedia Nusantara (Metra)	Gedung EAST 37th Floor Jl. Dr. Ida Anak Agung Gede Agung Kav. E.3.2. No. 1 Kuningan Timur Setiabudi South Jakarta 12950 www.metra.co.id	021-521013	021-5210124
96	PT Infrastuktur Telekomunikasi Indonesia (Telkom Infra)	Mugi Griya Building 5th Floor JL. MT Haryno Kav 10 Jakarta www. telkominfra.com	021-83708471
97	PT Dayamitra Telekomunikasi (Mitratel)	Gedung Graha Pratama 5th Floor Jl. MT Haryono kav. 15 Jakarta 12810 www.mitratel.co.id	021-83709593	021-83709591
98	PT Infomedia Nusantara	Jl. Fatmawati No. 77 – 81, South Jakarta 12510	021-7201221	021-720126, 021-7258116
99	PT MD Media	Mulia Business Park Building J Jl. MT Haryono Kav 56 – 60, South Jakarta 12780 www.mdmedia.co.id	021-7997488, 021-7997469	021-7258116
100	PT Sigma Cipta Caraka (Telkom Sigma)	Desa Sigma German Center 5th Floor Jl. Kapt Subijanto Dj BSD Tangerang 15321 www.telkomsigma.co.id	021-5388538	021-5388505

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No	Company	Address	Telephone	Facsimile
101	PT Metra-Net (Plasa MSN)	Menara DEA 8th Floor, Mega Kuningan District, Jl. Mega Kuningan Barat IX Kav. E.4.3 South Jakarta www.metranet.co.id Mulia Business Park Building J Jl. MT Haryono Kav 58 - 60 Pancoran Jakarta 12780	021-5762150, 021-79187250	021-5762155, 021-79187252
102	PT PINS Indonesia (PINS)	Plasa Kuningan, Gd. Anex 7th Floor Kav.C 11 – 14 Jl. HR Rasuna Said South Jakarta 12940, MuliaBusiness Park Building J, Jl. MT Haryono Kav 56 - 60, South Jakarta 12780, www.pramindo.com	021-79187250, 021-5202560	021-79187252, 021-52920156
103	PT Administrasi Medika (AdMedika)	STO Gambir Gedung C Jl. Medan Merdeka Selatan No.12, Central Jakarta www.admedika.co.id	021-34831100	021-34830101
104	PT Finnet Indonesia	Menara Bidakara 12th Floor Jl. Gatot Subroto Kav. 71 - 73 Pancoran,Jakarta 12780 www.finnet-indonesia.com	021-8299999	021-8281999
105	PT Melon Indonesia	Jl. Sisingamangaraja Kav. 4 – 6, South Jakarta www2.melon.co.id	021-7244956	021-7244390
106	Telkom Property (PT Graha Sarana Duta)	Jl. Kebon Sirih No. 10 – 12, Central Jakarta 10110 www.telkomproperty.co.id	021-3800900, 021-34830653, 021-3800686, 021-500473	021-34835489
107	PT Telkom Akses	Jl. S Parman Kav. 8, West Jakarta 11440 www.telkomakses.co.id	021-29337000	021-29336000

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE COMPANY’S PERFORMANCE

Continuing a solid performance

The following management’s discussion and analysis on the performance of this company is based on Consolidated Financial Statements for the years ended on December 31, 2012, 2013, and 2014 which is also attached in this Annual Report. The presentation of Consolidated Financial Statements complies with FAS applied in Indonesia, which in several terms differ with IFRS.

Our principal business is providing local, domestic and international telecommunication service in Indonesia. Through our 65% of ownership  in Telkomsel, we become the biggest mobile cellular service provider.

Our consolidated revenues increased by 8.1% to Rp89,696 billion. We successfully maintain a high level of profitability with EBITDA margin of 51.1%, an increase from the previous year by 50.4. While the net profit margin recorded at 16.3% slightly lower than the previous year by 17.1%.

As of December 31, 2014  we had  140.6 million cellular phone subscribers through Telkomsel, 9.7 million subscribers on fixed wireline networks,  4.4 million subscribers on fixed wireless networks. Our broadband subscribers consisted of 31.2 million Telkomsel Flash users,  5.8 million Blackberry users and  3.4 million  fixed broadband subsribers. We also provide wide range of communication services, including multimedia, data and internet communication-related services, satellite transponder leasing, leased line, interconnection, cable television and VoIP services, as well as multimedia business such as contents and applications.

The growth of Indonesian economy in 2014, measured by Gross Domestic Product (GDP) at current prices, grew by 5.1%, with be supported by strong domestic consumption. The rupiah against the US dollar exchange rate determined based upon by Bank Indonesia exchange rate reached Rp  12,440 or depreciated 2.1% at the close of December 31, 2014, a better from depreciation rate in the previous year at 25.8%.

Such global economic condition provided less significant impact to our business thus the foreign exchange rate encouraged certain risks on sales, purchase and financing transaction primarily denominated in foreign currencies.

Our revenues over 2012  to 2014  period reflected a progressive growth in revenues. The growth was largely driven by increase in revenues from data, internet and information technology service, which increased by 15.7%. This growth was primarily driven by increasing of  data usage and mobile broadband subscriptions. Moreover, revenues growth was also driven by increasing in cellular  voice revenue at 6.7%.

On the other hand, operating income for 2012  to 2014  period also reflected increase in expenses which was triggered by operating, maintenance and telecommunication service expenses which were primarily as the result of network capacity expansion required to support our services to the customers, especially for data and internet services, as well as in fixed line and cellular subscribers.

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ECONOMIC AND INDUSTRY OVERVIEW

GLOBAL MACRO ECONOMY

Overall global economic landscape in 2014 was showing a moderation trend. European economic condition was relatively unstable with Greek and some of other countries’ crises as notable issues. This encouraged Europe Central Bank (ECB) to apply interest cut and to implement monetary stimulus as an initiative to drive the economics.

On the other hand, China as Asian economic booster also indicated an economic growth deceleration despite relatively high growth at 7% level. The decrease in growth rate was due to export weakening as the impact of decreasing global demand, concerning that export has a prominent factor for China’s economic. Thus, the slowdown was still saved by economic growth posted by India and several ASEAN countries that booked positive growth trend.

Economic recovery took place in United States over 2014 brought a hope amid decelerating performance of other global economic engines. This economic recovery was a result of series of monetary policies implemented namely stimulus given by Federal Reserve. Economic key indicators have indicated improvement such as through job creation and real sector performance.

In 2015, global trading is estimated to grow higher. The growth of global trading volume will be underpinned by economic recovery both in developed and developing countries, including the recovery of United States and most of European countries economics, which were expected to boost export volume to these countries. In ASEAN region, ASEAN Economy Community is expected to encourage inter-state production and trading activities in the region.

Indonesian Macro Economy

Indonesian economic growth was managed to grow progressively at 5.1% along 2014, underpinned by household consumption and primary commodities export. Prominent household consumption was triggered by increasing number of middle class, supported by Indonesian demography model at productive age as well as increase in income per capita growth. Meanwhile, political activity of General Election (Pemilu) and Local Election (Pemilukada) occurred in 2014 also encouraged high domestic consumption. Hence, this economic growth dynamic obligates discipline and consistency in determining policies to maintain stability and sustainability of economic development.

Moderate global economic will potentially suppress domestic economic landscape. Non-recovered economy of emerging countries market also has reduced demand on Indonesian export, mainly for primary commodities. The Government and Bank Indonesia has implementing accurate and integrated policies that Indonesian economic was maintained at positive growth level.

On November 18, 2014, the Government has decided significantly reduce subsidy post by increasing oil fuel (BBM) price. The policy is driving the Government to have more stable State Budget with higher allocation for infrastructure development. Having higher capital expenditure allocation for building bigger supporting infrastructure that is expected to provide multiplier effect to our economics.

Nearly throughout 2014, BI Rate remained at 7.5% level showing stability of domestic economy. BI Rate booked an increase in November 2014 by 25bps to 7.75% as BI took prudent initiative in responding increasing oil fuel price.

Meanwhile, Rupiah against US Dollar exchange rate reached to Rp12,440 or depreciated by 2.1% as closing of December 31, 2014, well beyond depreciation level posted in preceded year at 25.8%.

The Government is assumed to retain fiscal room flexibility while also increase expenditure allocation for infrastructure sector. Adequate budget spending in infrastructure development will encourage real sector investment which will later expand job opportunity and increasing domestic consumption. Further, various incentives are also needed namely by simplifying licensing process to boost foreign investment inflow to Indonesia to support economic development. The Government is expected to achieve domestic economic growth at approximately 5.4% - 5.8% in 2015.

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TELECOMMUNICATIONS INDUSTRY IN INDONESIA

Ever since the changes in telecommunication sector management scheme was implemented by the Government, from a monopoly to a competition scheme under Law No. 36 of 1999 on Telecommunication, Indonesian telecommunication industry indicated a rapid growth. The growth is further accelerated by advances in communication technology which occupies radio frequency spectrum as an alternative means of telecommunication which previously relied on wired and satellite networks.

There are several factors or conditions which support prospect of telecommunication industry growth in Indonesia, such as:

1.

Indonesia's demographics, with the fourth largest population in the world and a fast growing middle class segment, as well as Indonesia's economy that has shown stable and respectable growth in recent years, are expected to drive further demands for telecommunication and data services.

2.

Relatively low internet penetration compared with other countries in the region, while, the society is more exposed by digital lifestyle globalization and mostly rapid growth on smartphone occupation with more affordable price or high traffic on social media, are expected to boost mobile internet service growth. We believe that the growth of mobile internet service will sustain in line with increasing popularity of smartphone, tablet as well as other mobile devices with internet access features, faster wireless network data transmission and growing trend of smart devices and affordable internet service trends.

3.

The increasingly open and significant competition among telecommunication operators, which is expected to result in improved service quality, higher industry efficiency, and innovations in new products and services, which will growth in Indonesia's telecommunication industry. The consolidation of the telecommunications industry resulting from the recent merger of XL and Axiata has led to a reduction in the number of major competitors operating in the industry. Future technology Road Map shifts to Neutral technology, 4G/LTE and IP-based network. The 4G/LTE will upgrade wireless data capacity and speed from existing network, with most significant challenge on availability of frequency in domectic market. Comprehensive IP-based network coverage will affect on cost transformation and competitiveness. New digital technology and trend, mainly as substitution for our legacy product might transform into telecommunication industry threat which also provides new opportunity to the operators

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COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Management Discussion and Analysis of Telkom Indonesia Performance – Financial Overview - The Impact of the Regulation Changes towards the Company - Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Government currently promotes liberalization, competition and transparency in the telecommunications sector. It does not prevent providers from attaining and capitalizing upon a dominant market position. However, the Government does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No.33/2004, which prescribes measures to prohibit such abuse by dominant network and service providers. A provider is considered dominant based on factors such as scope of business, service coverage area and control of a particular market. Specifically, Decree No.33/2004 prohibits dumping, predatory pricing, cross-subsidies, mandatory use of a provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (“KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

Fixed Wireline and DLD

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. The MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and these interconnection arrangements with us.

In an attempt to liberalize DLD services, the Government required each DLD provider to implement a three-digit access code to be dialed by customers making DLD calls. These regulations were first implemented in Balikpapan in 2008, with Balikpapan residents given the option to make a normal DLD call or to select a three-digit code assigned to Indosat or to us. Under current regulations, this system is to be applied nationally beginning September 27, 2011. See “Management Discussion and Analysis of Telkom Indonesia Performance – Financial Overview - The Impact of the Regulation Changes towards the Company - Introduction of Competition in the Indonesian Telecommunications Industry”.

We compete against other major fixed broadband service providers such as PT First Media Tbk and PT Supra Primatama Nusantara (BizNet Networks) as well as a new and upcoming competitor, PT Media Nusantara Citra. We expect to face increasing competition especially in key parts of the big cities in the future. Nonetheless, we expect demand for fixed broadband services to rise as a result of the growing middle class and changing consumer trends.

Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2014, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 97.5 % of the full-mobility cellular market. Other providers include Hutchison, Smart Telecom and Bakrie Telecom.

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There were approximately 270  million mobile  cellular subscribers in Indonesia as of December 31, 2014, a 12.9 % increase from approximately 310.0 million as of December 31, 2013.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2014, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 140.6 million cellular subscribers and a market share of  52.1% of the mobile  cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 23.3% and   22.1%  respectively, based on the estimated  number of subscribers as of December 31, 2014. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

Hutchison also provides  cellular services in Indonesia and has been allocated frequency spectrum of 20 MHz.

IDD

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat, as well as Bakrie Telecom. IDD also faces competition with VoIP and other internet-based voice services like Skype and Google Talk.

VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte.  Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows voice communications through the internet using computers or smartphones.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, offer budget calls and other products such as prepaid calling cards aimed at price sensitive users. We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure. This need is driven by the high demand from services such as cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and goverment network, video distribution, DTH television, flight communication  and disaster recovery.

Supply transponders in Southeast Asia at this time could only meet 75% of the existing demand. Some operators are in the process of development of a satellite in orbit slot position and coverage of Southeast Asia such as: satellite MEASAT-3B (91.8oBT), Telkom-4 (108oBT), satellite SES-9 (108.2oBT), Telkom-3S (118oBT), satellite THAICOM-7 (119oBT), satellite APSTAR-9 (142oBT), satellite PSN-VI (146oBT), and BRI SAT (150.5oBT). In 2019 an estimated supply will approach the demand, but it still remains lacking.

There are 18 satellite operators with satellites covering Southeast Asia:

1.	SES Global (Luxembourg)
2.	Eutelsat Asia (France)
3.	APT Satellite (Hong Kong)
4.	AsiaSat (Hong Kong)
5.	JSAT (Japan)
6.	MEASAT (Malaysia)
7.	MCI – Media Citra Indostar (Indonesia)
8.	Indosat (Indonesia)
9.	VinaSat (Vietnam)
10.	SingTel/Optus (Singapore)
11.	Telkom (Indonesia)
12.	ChinaSat (China)
13.	Mabuhay (Philippines)
14.	Thaicom (Thailand)

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15.	ABS (Hong Kong)
16.	Lippo Star (Indonesia)
17.	Intelsat (US)
18.	Telesat (Canada)

Satellite service delivery essentially consists of a satellite transponder leasing to the broadcaster, VSAT service provider backhaul, enterprise networks and military networks. In the provision of transponder, the competition was not relatively high, which contained the competition is on VSAT service providers. This condition generally causes the satellite transponder market prices remained stable. The big difference in price was caused by the quality of power.

Viewing the market opportunities and limitations of satellite transponder, we developed a satellite business with build Telkom-3S (substitute) and Telkom-4. Currently,  Telkom-3S is in the process of manufacturing with the RFS targets by the end of 2016, while Telkom-4 is in the process of planning. Telkom-4 as a substitute for Telkom-1 satellite in orbit slot 108oBT will be used to maintain the continuity of existing services. For the service expansion in the international market, we conduct development of beam to India with the capacity of 24 TPE C-Band through Telkom-4.

The current trend in the satellite business is the development of broadband satellite. As the bandwidths in the C-Band and Ku-Band frequencies are fully utilized, utilization of the Ka-Band frequencies will become an option. The technology for Ka-Band frequencies has  been progressing rapidly in the last decade. Broadband satellite utilize Ka-Band frequencies with a re-use configuration, resulting in capacities of up to 100 Gbps. Currently, we are engaged in design and demand studies for broadband satellites.

BTS

As of December 31, 2014, we operated 85,420 BTS located throughout Indonesia. Through our subsidiary, Dayamitra, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama Infrastructure Tbk.

Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum resulting in intense competition, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

STRATEGIC WORKING PROGRAM 2014

As part of State-Owned Enterprise (SOE), in 2014, we are honorary mandated by the President of Republic of Indonesia and Minister of SOE in carrying out our business.

The mandate from President of RI is as follows:

•          Becoming global player by penetrating on Fortune-500, considered as Top 500 reputable companies worldwide.

•          Becoming a Company with blue chips shares.

•          Building excellent broadband infrastructure as a means of nation integration.

The mandate from Minister of SOE is translated to 3E principles which are Existence of the nation, Engine of Growth and Emperor of the region. The Minister of SOE mandated us to:

•          Strengthen national resilience.

•          Lead frontline of national economic growth engine.

•          Have global expansion and global competitive advantage.

To answer global market challenge and exercise those mandates, grounded on Great Spirit Solid – Speed – Smart and Grand Strategy as well as by selecting appropriate portfolio (focusing on center of growth) and efficient resource allocation, we implement Key Program 2014 prepared under 3S (Sustaining – Scaling – Scoping) framework. The key programs are based  on Great Spirit Solid – Speed – Smart and Grand Strategy also backed with correct portfolio selection (focusing on center of growth) and efficient resource allocation.

In 2014, we had three Main Program, Telkomsel Revenue Double Digit Growth (Sustaining), Indonesia Digital Network 2015 (Scaling), and the International Expanssion & King of Digital (Scoping).

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BUSINESS OVERVIEW

BUSINESS PORTFOLIO

As the largest TIMES service provider and a SOE, we serve millions of subscribers all over Indonesia. We booked a revenue of Rp82,967  billion for the year ended on December 31, 2013 and Rp89,696 billion for the year ended on December 31, 2014.

Historically and up to the present, the largest share of our revenue is contributed from services related with telecommunications, data and internet. As a TIMES provider, we continuously pursue innovation in other non-telecommunication sectors, and seek to build synergies among our products, services, and solutions.

Our converged TIMES portfolio is part of our business transformation. We have organized our TIMES portfolio into 15 business portfolios comprising of nine products portfolios and six customers portfolios.

Our business portfolios are classified under several business lines as follows:

Telecommunications  Business

Our telecommunication business portfolios  include:

-    Fixed Services (fixed wireline services, fixed broadband, Wi-Fi)

-    Mobile Services (full mobility, or cellular services and limited mobility, or fixed wireless services)

-    Network and Infrastructure Services (interconnection (including international) traffic, network services, satellite, and tower)

Information Business

Our information business portfolios  include:

-    Platform Services (Managed Applications and System Integration, Business Process Management, e-payment, premises integration, data center & cloud, and M2M (machine to machine)

-    Big Data

-    Ecosystem Solution (e-health, e-logistic, e-tourism, e-transportation, and e-governance)

Media and Edutainment Business

Our media and edutainment business portfolios  include:

-    Digital Life

-    Digital Home

-    Digital Advertising

Our customer portfolios include

-    Personal

-    Consumer/Home

-    Business

-    Enterprise

-    Wholesale

-    International

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OPERATIONAL OVERVIEW BY SEGMENT

As part of the Company’s strategy to provide a one-stop solution to our customers, since 2013, we have changed our business segment approach from product based to customers based. These changes result in our segment information presentation from fixed wireline, fixed wireless, cellular and others becomes segmental reports of corporate, home, personal  and others.

We have four main operating segments, described in more details as follows:

-          Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

-          Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers.

-          Our personal segment provides mobile cellular and fixed wireless telecommunications to individual customers.

-          Our others segment provides building management services.

	Unit	Year ended on December 31,
		2014	2013	2012
Corporate Segment
Satelit-transponder	(000) MHz	3,560	3,007	2,650
Leased Channel & Satellite	(000) e1	91,817	415,540	388,462
IPLC	(000) Mbps	8,639	9,421	15,782
Datacomm	(000) Mbps	930,327	381,440	281,063
Corporate Internet	(000) Mbps	93,368	62,687	66,340
Fixed wireline	(000) subscribers	1,465	1,408	1,343
Fixed broadband (Speedy)	(000) subscribers	353	315	263
Home Segment
Fixed wireline	(000) subscribers	8,233	7,943	7,603
Fixed broadband (Speedy)	(000) subscribers	3,047	2,698	2,078
Individual Segment
Seluler	(000) subscribers	140,585	131,513	125,146
Fixed wireless (Classy + Trendy)	(000) subscribers	4,404	6,766	17,870
Mobile broadband (Flash)	(000) subscribers	31,216	17,271	11,039
Blackberry	(000) subscribers	5,835	7,556	5,764

Telkom’s Results Of Operations By Segment

	Years Ended December 31,
	2014		2013	2012
	(Rp billion)	(Rp billion)	(Rp billion)	US$ (million)
Corporate
Revenues
External revenues	18,763	1,51	17,041	15,579
Inter-segment revenues	10,652	860	8,549	6,468
Total segment revenues	29,415	2,375	25,590	22,047
Total Segment Expenses	(22,575)	(1,823)	(20,375)	(17,976)
Segment Results	6,840	552	5,215	4,071
Depreciation and amortization	(2,699)	(218)	(2,423)	(2,079)
Provision for impairment of receivables	(184)	(15)	(994)	(92)
Home
Revenues
External revenues	6,682	540	6,669	7,360
Inter-segment revenues	2,667	215	2,794	2,223
Total segment revenues	9,349	755	9,463	9,583
Total Segment Expenses	(8,894)	(718)	(8,885)	(7,939)
Segment Results	455	37	578	1,644
Depreciation and amortization	(1,495)	(121	(1,487)	(1,168)
Provision for impairment of receivables	(467)	(38)	(390)	(505)
Personal
Revenues
External revenues	64,000	5,168	59,028	54,087
Inter-segment revenues	2,686	217	2,358	2,188
Total segment revenues	66,686	5,385	61,386	56,275
Total Segment Expenses	(44,769)	(3,615)	(39,463)	(36,372)
Segment Results	21,917	1,770	21,923	19,903
Depreciation and amortization expenses	(12,071)	(975)	(11,234)	(10,940)

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	Years Ended December 31,
	2014		2013	2012
	(Rp billion)	(Rp billion)	(Rp billion)	US$ (million)
Impairment of assets	(805)	(65)	(596)	(247)
Provision for impairment of receivables	(133)	(11)	(202)	(318)
Others
Revenues
External revenues	251	20	229	117
Inter-segment revenues	1,632	132	909	648
Total segment revenues	1,883	152	1,138	765
Total Segment Expenses	(1,718)	(139)	(1,008)	(685)
Segment Results	165	13	130	80
Depreciation and amortization	(61)	(5)	(40)	(22)
Provision for impairment of receivables	-	-	(35)	-

Year ended December 31, 2014 compared to year ended December 31, 2013.

Corporate Segment

Our corporate segment revenues increase by Rp3,824,9 billion, or 14.9%, from Rp25,590 billion in 2013 to Rp29,414.3 billion in 2014. The increase was mainly due to an increased in others telecommunications services by Rp1,855.5 billion, or 41.1%, was reflect by an increase in tower lease revenue by Rp678.1 billion, or 34.1%, in line with growth in BTS number by 31.2% and tower tenats by 31.4%, Customer Premise Equipment (“CPE”) also increased by Rp342 billion, or 29.1%, management service revenue by Rp391.4 billion, or 1261.7%, and E-payment revenue to Rp341.2 billion, or 180.7%. An increased in network revenue by Rp694.7 billion, or 18.6%, due to the increased in transporder revenue by Rp 691.9 billion, 41.7%. Data and internet revenue increased by Rp554.6 billion, or 8.1%, due to an increased in Astinet revenue of Rp 390.6 billion, or 71.2%, and Metro E revenue by Rp430.3 billion or 43.3%. Interconnection revenues increased by Rp394.5 billion, or 7.0%, due to the increased in our wholesale voice revenue by Rp146.5 billion, or 25.1%, IP Transit revenue by Rp130.8 billion, or 16.8%, SLI 007 incoming interconnection revenue of Rp 91.2 billion or 6.1%. Rp309.1 billion, or 6.6%, increased in our wireline revenue due to the increase in call center by Rp393.6 billion, or 33.9%.

Our corporate segment expenses increase by Rp2,200.9 billion, or 10.8%, from Rp20,375.9 billion in 2013 to Rp22,575.8 billion in 2014, primarily due to an increased of Rp 1,219.9 billion, or 12.9% in operating and maintenance expenses as a result of higher tower rent expenses Rp599.0 billion, or 129.2%, as well as an increased in tower lease revenue, site operating expense by Rp300.9 billion, and Rp292.4 billion. or 1,928.1%. managed services expense. Depreciation expense increased by Rp322.4 billion, or 14.7% due to the increased in depreciation of equipment and installation of transmission and depreciation expense of power supply by Rp186.9 billion, or 33.7%, and Rp115.1 billion or 50.7%. Rp178.0 billion, or 4.6%, increased in interconnection expenses due to the increased in cellular long distance transit interconnection expense by Rp 121.9 billion, or 20.3% and Telkom Global 017 interconnection charges by Rp109.4 billion, or 68.4%, and the decline in foreign exchange loss by Rp 616.1 billion, or 92.5%.

Home Segment

Our home segment revenues decrease by Rp114 billion, or 1.2%, from Rp9,463 billion in 2013 to Rp9,349.3 billion in 2014 mainly due to the decline in wireline revenues by Rp 399.5 billion, or 8.6% decrease in local usage. This decrease was partially offset by the increased in data and internet revenues by Rp 287.7 billion, or 8.0%, due to the increased in speedy revenue in line with the customer growth from 3,013 thousand to 3,400 thousand, or 12.8%, in 2014.

Our home segment expenses increase by Rp9.7 billion, or 0.1% from Rp8,885 billion in 2013 to Rp8,894 billion in 2014, primarily due to a decreased in other income by Rp 511.0 billion, or 70.6%, and a decrease in the difference of fair value investments Rp 228.2 billion, or 98.3%. This decreased was offset by a decreased in operating expense by Rp266.9 billion, down 2.9%, due to a decreased in personnel expense Rp461.6 billion, or 12.4%, due to a decreased in bonus expense by Rp200.4 billion, or 23.3%, and net periodic post-retirement healthcare expense by Rp170.9 billion, or 80.2%.

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Personal Segment

Our personal segment revenues increase by Rp5,299.4 billion, or 8.6% from Rp61,386 billion in 2013 to Rp66,685.8 billion in 2014, mainly due to the increased in data and internet revenues by Rp4,270.0 billion, or 18.3%, which increased in Telkomsel cellular data by Rp4,007.9 billion, or 38.6%, parallel with the increase in 67.9 million, or 48.3%, the number of subscribers (including pay as you use) subscribers. Payload data traffic increased to 234.862 TB, or 142.9%. Rp547.8 billion, or 4.2%, increased in our SMS revenue. Revenue in mobile increased by Rp2,035.0 billion, or 6.3%, due to an increase in cellular monthly subscription revenue by Rp1,200.0 billion, or 17.8%, mobile long distance revenues increased by Rp 487.8 billion, or 5.4%, and Rp380.8 billion, or 2.7%, in local cellular. Supported by the increased in mobile subscribe by 6.9% from 131.5 billion in 2013 to 140.6 billion in 2014. Chargable MoU increased by 15.0% to 161.4 billion minutes in 2014.

Our personal segment  expenses increase by Rp5,307.7 billion, or 13.4% from Rp39,463 billion in 2013 to Rp44,770.7 billion in 2014, primarily due to the increased in operation and maintenance expenses by Rp4,192.7 billion, or 25.4%, due to the increased of antenna and tower expense by Rp1,014.5 billion, or 40.8%, and radio base station expense by Rp446.9 billion, or 11.7%, due to the growth of BTS number by 22.3% from 69,864 unit in 2013 to 85.420 units in 2014. Increased in leased line expense by Rp799.3 billion, or 8027.4%, an increased in satellite transmission expense by Rp411.5 billion, or 9,724.6%, Rp 432.5 billion ,or 5,714.3%, in outsourcing. Land and buildings expense increased by Rp270.1 billion, or 65.5%, in line with the increased in the number of BTS and GraPARI. USO expense increased by Rp222.9 billion, or 29.4%. Depreciation expense increased by Rp159.2 billion, or 8.3%, due to the increased in depreciation of equipment and installation of transmission by Rp1,279.0 billion, or 7.45%, were offset by a decreased in depreciation expense lease assets - equipment and installations transmission by Rp264.2 billion, or 29.5%. Impairment of fixed assets increased Rp 209.6 billion, or 35.2%.

Other Segment

Our other segment revenues increase by Rp745 billion, or 65,5%, from Rp1,138 billion in 2013 to Rp1,883 billion in 2014 mainly due to an increase in building management revenue by Rp499.3 billion, or 112.6%, due to the addition of building management combine with energy management, and additional rental of completed buildings. Total area of the building being leased in 2014 increased by 5.5%, transport management services revenue increased by Rp 66.5 billion, or 116.8%. Security services revenue increased by Rp55.1 billion, or 20.6%, due to the addition of personnel and an increase in the UMR in 2014, and management projects revenue increased by Rp50.2 billion, or 29.6%, and property development revenue increased by Rp44.4 billion, or 62.1%.

Our other segment expenses increase by Rp710 billion, or 70,46%, from Rp1,008 billion in 2013 to Rp1,718 billion in 2014 mainly due to an increased in operating and maintenance expense by Rp 652.8 billion, or 79.0%, due to the increased in electric by Rp494.7 billion, or 345.8%, increased in security services expenses by Rp 40.7 billion, or 17.2%, due to the addition of personnel and salary increased as a result of the minimum wage, increased in transport management by Rp 38.3 billion, or 321.7%. The increased was also due to an increased in the personnel expenses by Rp 27.2 billion, or 28.7%, due to an increase in outsourcing expense.

Year ended December 31, 2013 compared to year ended December 31, 2012

Corporate Segment

Our corporate segment revenues increased by Rp3,543.0 billion, or 16.1%, from Rp22,047.0 billion in 2012 to Rp25,590.0 billion in 2013. The increase was mainly due to an increase of Rp1,395.1  billion, or 27.0%, in revenues from data and internet revenues, reflecting an increase in value added services revenue as well as an increase in Metro Ethernet E-LINE monthly revenue due to the migration from low cap connectivity to high cap connectivity. Revenues from other telecommunications services increased by Rp1,192.4 billion, or 35.7%, as a result of an increase in tower lease revenues in line with the growth in tenancy ratio, and an increase in support CPE revenues. Network revenues increased by Rp516.9 billion, or 16.1%, primarily reflecting an increase in C-band satellite transponder monthly subscription revenue due to higher market demand, and an increase in International Ethernet Private Line (IEPL) revenue. Interconnection revenues increased by Rp347.4 billion, or 6.2%, mainly as a result of an increase in IP transit monthly subscription revenue due to higher demand for internet connectivity from ISPs and corporate customers, and an increase in revenues from wholesale voice. A decline of Rp243.4 billion, or 29.3%, was recorded in IDD 007 retail OLO origin interconnection revenue due to the discontinuance of a promotion which we operated in 2012 which had driven interconnection revenues but which did not provide satisfactory margins and thus was discontinued in 2013.

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Our corporate segment expenses increased by Rp2,399.0 billion, or 13.3%, from Rp17,976.0 billion in 2012 to Rp20,375.0 billion in 2013, primarily due to an increase of Rp1,985.3 billion, or 26.9%, in operation and maintenance expenses as a result of higher tower rent expenses as well as an increase in hardware system integration expense in line with the growth of solution services provided to our corporate customers. General and  administration expenses increased by Rp1,087.1  billion, or 99.0% reflecting increases in provision expenses for telecommunication services receivables, director and commisioner remuneration, and in employee training expenses relating to our global talent program. Marketing expenses increased by Rp252.7 billion, or 52.6%, reflecting increases in customer education expense and in marketing expenses primarily relating to promoting and educating customers about our new products. A decline of Rp897.6 billion, or 69.2%, was recorded in other expenses due to a decline in other operating expenses primarily relating to loss of Telkom-3 satellite which was built and launched but failed to reach useable orbit in 2012, which was not repeated in 2013, while the decline of Rp6.4 billion, or 0.2%, in personnel expenses reflected a decline in employee severance payments, partially offset by an increase in post-retirement healthcare benefit expenses.

Home Segment

Our home segment revenues decreased by Rp120.0 billion, or 1.3%, from Rp9,583.0 billion in 2012 to Rp9,463.0 billion in 2013, mainly due to a decline of Rp710.9 billion or 13.2%, in fixed wireline revenue, reflecting a decline in local usage revenue and in monthly subscription revenue in line with the shift in customer communication behavior trends. These were partially offset by an increase in other telecommunication services of Rp225.9 billion, or 24.6%, due to increases in CPE lease revenue. Data and internet revenues increased by Rp159.3 billion, or 4.7%, due to an increase in monthly subscription revenue for Speedy in line with the 28.7% growth in Speedy customer base to 3.0 million subscribers.

Our home segment expenses increased by Rp946.0 billion, or 11.9%, from Rp7,939.0 billion in 2012 to Rp8,885.0 billion in 2013, primarily due to an increase of Rp1,496.7 billion, or 136.8%, in operation and maintenance expenses. A decline of Rp568.5 billion, or 86.0%, was recorded in other expenses, due to a decline in other operating  expenses primarily relating to supervising construction.

Personal Segment

Our personal segment revenues increased by Rp5,111.0 billion, or 9.1%, from Rp56,275.0 billion in 2012 to Rp61,386.0 billion in 2013, mainly due to an increase of Rp1,316.8 billion, or 4.3%, in cellular revenues, reflecting an increase in long distance cellular revenue as well as in cellular monthly subscription revenue due to a 5.1% growth in our cellular subscriber base to 131.5 million subscribers. Data and internet revenue increased by Rp3,275.1 billion, or 16.3%, due to an  increase in cellular data communication revenue in line with the 10.8% growth in our data services users to 60.5 million users, and an  86.1% growth in data traffic. Cellular SMS revenue also increased due to the  promotion of our simPATI  and kartu As products. Other telecommunication services revenue increased by Rp270.9 billion, or 114.3%. Network revenues increased by Rp173.5 billion, or 64.8%. Revenue from fixed wireless decreased by Rp221.5  billion, or 18.2%, reflecting a  decline of Rp42.4  billion, or 31.7%, in local prepaid usage in line with our migration strategy for our fixed wireless business.

Our personal segment expenses increased by Rp3,091.0 billion, or 8.5%, from Rp36,372.0 billion in 2012 to Rp39,463.0 billion in 2013, mainly due to an increase of Rp1,475.5 billion, or 14.6%, in depreciation expense, which reflected an increase in provision for asset impairment loss primarily relating to our fixed wireless business as a result of lower tariffs and declining customers in the fixed wireless market and an increase in depreciation of leased assets. Operation and maintenance expenses increased by Rp1,930.3 billion, or 13.2%, as a result of the increase in operation and  maintenance expenses for support facilities, operation and maintenance expenses for antenna  and towers due to accelerated BTS construction by Telkomsel, and in operation and maintenance expenses for building installations.

Other Segment

Our other segment revenues increased by Rp373.0 billion, or 48.8%, from Rp765.0 billion in 2012 to Rp1,138.0 billion in 2013, reflecting an increase of Rp372.0 billion, or 48.6%, in Telkom Property's other telecommunication revenues, mainly as a result of an increase of Rp105.0 billion, or 31.0%, in building maintenance services revenue as well as an increase in security services revenue due to tariff adjustments. Revenue from project management increased by Rp57.5 billion, or 51.3%, reflecting enhanced synergies within the Telkom Group as we implemented a strategy for all our subsidiaries to use Telkom Property for building management in 2013. Revenue from management transport services a new line of business recorded an increase of Rp56.9 billion, or 100%, from 2012, while revenue from building lease increased by Rp46.2 billion, or 65.0%, due to an increase in rental rates.

Our other segment expenses increased by Rp323.0 billion, or 47.2%, from Rp685.0 billion in 2012 to Rp1,008.0 billion in 2013, mainly reflecting an increase of Rp260.4 billion, or 46.0%, in operation and maintenance expenses, due to increases in project management expenses, electricity bills, and in third-party cooperation expenses. Personnel expenses increased by Rp28.9 billion, or 44.0%, mainly due to an  increase in outsourcing expenses.

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PRODUCT OVERVIEW

Telecommunication Business

1.       Fixed Wireline Services

Our fixed wireline services include plain old telephone services (“POTS”), value-added services (“VAS”), intelligent network (“IN”) services and session initiation protocol (“SIP”) services. IN services are IP-based network services that are connected to our exchange systems and telecommunications network. Session Initiation Protocol services are IP multimedia subsystem (“IMS”) services which combines wireless and fixed line technologies for voice and data communications.

In 2014, we continued our “More for Less” program, which helped promote our fixed wireline business by offering fixed broadband and IPTV services as part of a bundle with our fixed wireline services.

2.       Fixed Broadband

Our primary non-cellular based broadband internet service, using ADSL and fiber optic technology, is offered under the commercial name “Speedy” (which is in the process of being rebranded to "IndiHome", which offers "triple play" services). We also provide a prepaid on-demand, “pay as you use” broadband internet service using Speedy or Wi-Fi access under the commercial name of “Speedy Instan”.

3.       Cellular Services

We provide cellular communications services using GSM technology through our subsidiary, Telkomsel.  Cellular services (including  mobile data services) remained the largest contributor to our consolidated revenues in 2014. We have two primary types of cellular products and services,  postpaid services represented by kartuHalo and prepaid services represented by simPATI,  Kartu As and Loop.

–         kartuHALO  is a postpaid mobile communications service. As of December 31, 2014, kartuHalo had  2.9 million subscribers, compared with  2.5  million subscribers as of December 31, 2013.

–         simPATI is a prepaid premium service that can be purchased at any cellular shop in the form of starter packs and top up vouchers.   Our brand proposition is “Discover Excitement”

–         Kartu As is a prepaid service with a more price sensitive market segment compared to simPATI.

–         Loop  is a prepaid service that targets the youth segment through the provision of attractive data packages.

In 2014, we continued with marketing programs for cellular services generally to promote sales and enhance awareness of Telkomsel's brands. We also focused on making our loyalty programs, such as Telkomsel Points, more attractive to our customers. We also provided Flexi subscribers with incentives through vouchers to be used toward the purchase of GSM phones or credit. We also launched 4G services in December 2014, with initial coverage in Jakarta and Bali, and were the first operator in Indonesia to launch 4G services commercially.Our mobile cellular subscriber base increased from  131.5 million subscribers at the end of 2013  to  140.6 million by the end of 2014, an increase of 6.9% or  9.1 million subscribers.

4.       Fixed Wireless Services

Our fixed wireless business, which uses limited mobility CDMA technology and operates under the "Flexi" brand, its business was transfered to our subsidiary, Telkomsel, effective as of October 1, 2014. However, we continue to serve Flexi  customers who do not migrate yet until the end of 2015, and then we will stop Flexi. During 2014, with our migration strategy, we have also continued with our migration strategy to encourage  our fixed wireless customers to enter into plans operated by Telkomsel. The number of our fixed wireless connections in service continued to decline in 2014, from approximately  6.8 million as of December 31, 2013  to  4.4 million as of December 31, 2014.

5.       Interconnection Services

We also earn revenue from other telecommunications operators that utilize our extensive network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

6.       Network Services

We directly manage the provision of network services such as leased lines to customers comprising of our  business partners, commercial businesses and OLOs. Our network services customers may enter into short-term deals for several minutes of broadcasting to  longer-term agreements for one to five year periods.

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7.       Satellite

Our satellite operations consist primarily of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services to domestic and international users.

In view of market opportunities and the limited supply, we plan to expand our  satellite business with the construction of Telkom-3S satellite through a partnership on acquired orbital slot. The Telkom-3S satellite is currently under development.

We manage our satellite business through our subsidiaries, Metra and Patrakom.

8.       Tower

Through our subsidiary, Dayamitra, we lease out space to other operators to place their telecommunications equipment on these towers for which we receive a fee.

Information Business

Our information business portfolio includes:

1.       Platform Services,  which includes Managed Applications and System Integration, Business Process Management, E-Payment, Premises Integration, Data Center and  Cloud, and Machine to Machine ("M2M"). Managed Applications and System Integration services provide software development cloud-based and server-based IT management services. Business Process Management services provide customer relationship management, analytic consulting, services operation management and enterprise shared services. E-Payment  includes services related to billing payment, remittance, e-payment (e-money) and e-payment solution (e-Voucher services). Premises Integration services includes customer premises equipment ("CPE”) trading, managed CPE services, managed network services and managed security services. Data Center and Cloud Services includes server colocation, hosting, disaster recovery center, content delivery network services, IaaS (infrastructure as a service, which offers configurable virtual servers and storage) and SaaS (software as a service, which offers cloud-based software and IaaS services).

To complement and leverage our information business, our subsidiary Telkom Metra formed a joint venture on August 29, 2014 with Telstra Holding Singapore Pte.Ltd. to provide network application services to Indonesian enterprises, multinationals and Australian companies operating in Indonesia. The joint venture will focus on four key areas, namely, managed network services, managed security services, and unified communications and cloud solutions.

2.       Big Data, which includes mobile subscriber pattern analytics churn prevention, infrastructure site deployment recommendation, targeted digital advertising, post call marketing and analytics, M2M analytics, data monetization for enterprise service providers and sentiment analytics.  We are currently exploring opportunities to provide services in this area.

3.       Ecosystem Solution, which includes services involving e-Tourism, e-Gov, e-logistic, e-Education, e-Health and e-Transportation. We are currently exploring opportunities to provide services in this area.

Media and Edutainment Business

Our Media and Edutainment business portfolio includes the following :

1.       Digital Life refers to digital content services (such as music and e-books), applications and games which are distributed through apps store and web stores, e-commerce marketplace, portals, e-radio and internet-based UseeTV.

2.       Digital Home refers to a development of home media content convergence services for multi-screen/device, and multi-platform, which are consists of media entertainment (Pay TV : DTH, UseeTV cable), digital media storage, home automation and security.

-          Pay TV is a pay TV service broadcasted over satellite links offering premium-grade contents in news, sports, entertainment, and others.

-          IPTV  is an Internet Protocol-based television ("IPTV") under the commercial name ”UseeTV Cable”. The service is delivered using Speedy  broadband access network, and offers ”pause and rewind” features for contents such as video-on-demand programming, FTA TV, premium TV, internet radio and TV on demand, which allows playback of program content from the last seven days.

-          OTT TV (Over the Top TV) is an internet TV service under the commercial name ”UseeTV”  that can be accessed from Telkom's internet network, offering free content such as video-on-demand programming, live TV, internet radio, and some pay video programming. Similar to UseeTV Cable, the OTT TV is also capable of allowing play back of program content from the last three days.

3.       Digital Advertising is a commercial service for the promotion of products or services of any third party that are presented in digital or print media, such as radio, television, internet, newspapers, brochures/leaflets and billboards.

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TELECOMMUNICATIONS SERVICES AND TARIFFS OVERVIEW

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

Fixed line  telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

Interconnection tariffs

ITRB”, in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to implement new interconnection tariffs effective from January 1, 2011 for mobile cellular network, satellite mobile network and fixed local network and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Direction General of Post and Informatics Decree No.201/KEP/DJPPI/KEMINFO/7/2011 dated July 29, 2011, ITRA approved our revision of RIO regarding the interconnection tariff. ITRA, in its letter No.262/BRTI/XII/2011 dated December 12,2011, changed the basis for SMS interconnection tariffs from Sender Keep AII ("SKA") basis to a cost-based interconnection fee calculation ("Non-SKA") effective form June 1, 2012, for all telecommunication provider operators.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, although SMS interconnection rates as a result of ITRB No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 effective from April 2104 increase from Rp23 to Rp24, SMS interconnection rates have been decreasing prior to that in recent years and may decrease again in the future.

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Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115/ 2008 dated March 24, 2008 regarding  “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

IMES tariffs

In providing IME services, our New Economy Business, we work with a number of partners. These collaborations are based on considerations of capability, time  to market and idea creation. Tariffs for our IME services are determined in agreement with these partners based on the scheme of cooperation between us and each respective partner.

MARKETING AND PROMOTION ASPECTS

Distribution Channels

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom and GraPARI are outlets that function as walk-in customer service points, where customers have access to the full range of Telkom  and Telkomsel’s respective products and services, including billing, payment, subscription cancellation and promotion to complaint handling. As of December 31, 2014, we managed  572 Plasa Telkom outlets and  88 GraPARI outlets in Indonesia and one GraPARI  in Hong Kong, and had an additional 321 GraPARI outlets which were managed by thirdparty business partners.

Several of the GraPARI outlets operate on a 24 hour basis. We also operate  268 mobile GraPARI outlets which are sales points located in vehicles which can travel to reach customers across the country.

2.       Contact centers are call centers that support our customers’ ability to access certain of our products and services, including make billing enquiries, submit complaints, and access certain promotions and service features.

We operate 24-hour contact center facilities in five cities, namely Medan, Jakarta, Bandung, Makassar and Surabaya.

Inbound calls to our contact centers have generally been decreasing due to changes in methods used by the customers in seeking out product information, subscribing or submitting complaints, from voice calls to online requests on our websites.

3.       Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third party marketing outlets such as computer or electronic stores, banks, and others.

To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

In line with shifting consumer behavior and lifestyles, we have also actively developed national scale partnerships with several partners such as Intel and Bank BTN. Through the partnership, we sell bundle-based products at our partners’ sales outlets.

4.       Feet on The Street are sales agents that conduct direct marketing of our products, particularly for our IndiHome  products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities.

5.       Authorized dealers and retail outlets are distribution outlets for a variety of telecommunication products such as Speedy  Instant cards, starter packs, prepaid SIM cards and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia, as well as other outlets such as banks.

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6.       Account Management Teams are teams that manage relationships with our individual, business and corporate customers. We also provide a Tele Account Manager service to support customers or prospective business customers through inbound and outbound calls for pre-sales, sales and other customer services requirements.

7.       Telkom Solution Houses are places where an enterprise customer can obtain information on a variety of TIMES solutions, products and services, and the latest technology. At Telkom Solution Houses, we provide free live demonstrations (such as IndiHome, Hotspot, PDN, IP-Phone), live demonstrations for commercial products (such as video conferencing), enterprise consultation and ecosystem business solutions for customized TIMES for corporations and simulated demonstrations (such as e-Payment  and VPN over GSM and Flexi).

8.       SME Centers  - these centers function as a communication center supported with advanced office facilities, a community center where our customers can interact and a commerce center specifically for e-Commerce solutions.

9.       Website  - our website, www.telkom.co.id and www.telkomsel.com enables customers to access certain of our products and services. Available services include e-billing registration, collective billing registration and submission of complaints.

10.    Social Media - we use social media, primarily Facebook and Twitter, to enable the customers to interact with us regarding our products and services.

Marketing Strategy

We implement a “paradox marketing”  framework in managing our marketing as illustrated in following diagram:

In our implementation of the “paradox marketing” framework as illustrated above, the “more for less” concept is based on the value preposition of the products and services we offer to customers, with the aim that customers can acquire more relevant benefits at a lower  price compare to our competitors, with mass customization that is in line with customers’ requirements for our product and services.

In the consumer segment, for example, and particularly in the Home segment, our Indihome service has been developed as one of our innovations for customers. IndiHome  is an integrated TIMES service that incorporates internet broadband access, telephony, IPTV (under the USeeTV brand) and home automation services.

We have implemented a comprehensive marketing strategy to bolster our brand and to boost sales as well, including through marketing communication activities and product and service distribution channel development. Our Plasa Telkom outlet is one of our principal distribution channels for our products and services, in addition to other service distribution networks.

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FINANCIAL OVERVIEW

FINANCIAL POSITION overview

Consolidated Statements of Financial Position

	As of December 31,
	2014		2013	2012*
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	33,762	2,726	33,075	27,973
Total Non-Current Assets	107,133	8,650	94,876	83,396
Total Assets	140,895	11,376	127,951	111,369
Total Current Liabilities	31,786	2,566	28,437	24,107
Total Non-Current Liabilities	22,984	1,856	22,090	20,284
Total Liabilities	54,770	4,422	50,527	44,391
Total equity attributable to owners of the parent company	67,807	5,475	60,542	51,541

*As re-stated, see Note 48 to the Consolidated Financial Statements 2012

Year ended December 31, 2014 compared to year ended December 31,  2013

1.       Assets

a.       Current Assets

As of December 31, 2014, our current assets were Rp33,762 billion (US$2,726 million) compared  to Rp33,075 billion as of December 31, 2013. The increase  in current assets was mainly due to an  increase in our cash and cash equivalents by Rp2,976 billion, or 20.3% and Rp796 billion, or 20.2% in our advances and prepaid expenses. This increase  was partially offset by a decrease  of Rp4,075 billion, or 59.3% in our other current financial assets.

b.       Non Current Assets

As of December 31, 2014 our non current assets were Rp107,133 billion (US$8,650 million) and Rp94,876 billion as of December 31, 2013. This increase was due to:

-          An increase in property, plant and equipment-net accumulated depreciation by Rp8,048 billion, or 9.3%,

-          An increase in long term investment-net of Rp1,463 billion or 481.3%, and

-          An increase in our advanced and other non-current asset of Rp1,684 billion, or 35.1%.

2.       Liabilities dan Equity

a.       Current Liabilities

Current liabilities were Rp31,786 billion (US$2,566 million) as of December 31, 2014 and Rp28,437 billion as of December 31, 2013. This increase  was primarily due to:

-          An increase of Rp1,378 billion, or 319.0%,  in short-term bank loans,

-          An increase of Rp806 billion or 15.8%,  in current maturities of long-term liabilities, and

-          An increase of Rp678 billion, or 39.9%, in tax payable.

b.       Non Current Liabilities

Non current liabilities were Rp22,984 billion (US$1,856 juta)  as of December 31, 2014 and Rp22,090 billion as of December 31, 2013. The increase was partially due to increase in bank loans of Rp2,243, or 39.8%. This increase was partially offset by a decrease in bond and notes of Rp834 billion, or 27.1%.

c.        Equity

Total equity increase by  Rp8,701 billion, or  11.2%, from  Rp77,424 billion as of December 31, 2013 to  Rp86,125 billion as of December 31, 2014. The increase  of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp21,470 billion in  2014, the sale of treasury stock of Rp1,969 billion, increase in paid in capital by  Rp576 billion.  This increase offset by cash deviden of Rp9.943,6  billion. Our retained earnings increase by Rp4,695  billion, or 8.0%,  and total equity attributable to owner of the parent increase by Rp7,265 billion, or 12.0%,  from Rp60,542 billion  as of December 31, 2013  to Rp67,807 billion  as of December 31, 2014.

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Year ended December 31, 2013 compared to year ended December 31, 2012

1.       Assets

a.       Current Assets

As of December 31, 2013, our current assets were Rp33,075 billion (US$2,718 million) compare to Rp27,973 billion as of December 31, 2012. The increase in current assets was mainly due to the increase of Rp2,534 billion, or 58.4%,  in other current financial assets and in cash and cash equivalents Rp1,578 billion, or 12.0%,  and our third party trade receivable of Rp604 billion, or 13.3%. This increase was partially offset by a decrease of Rp426 billion, or 97.7%,  in claim for tax refund.

b.       Non Current Assets

As of December 31, 2013 our non current assets were Rp94,876 billion (US$7,796 million) and Rp83,396 billion as of December 31, 2012. This increase was primarily due to an increase in property, plant and equipment of Rp9,714 billion, or 12.6%,  and advance and prepaid expense of Rp1,784 billion or 50.8%. This increase was partially offset by a decrease of Rp105 million, or 10.2%,  in prepaid pension benefit costs.

2.       Liabilities dan Equity

a.       Current Liabilities

Current liabilities were Rp28,437 billion (US$2,337 million) as of December 31, 2013 and Rp24,107 billion as of December 31, 2012. This increase was primarily due to:

-          An increase of Rp3,926 billion, or 57.3% ,in third party trade payable; and

-          An increase of Rp761 billion, or 27.9%,  in unearned income.

This increase was partially offset by a decrease of Rp899 million, or 14.6%,  in accrued expense.

b.       Non Current Liabilities

Non current liabilities were Rp22,090 billion (US$1,815 million) as of December 31, 2013 and Rp20,284 billion as of December 31, 2012. Our non-current liabilities increase primarily due to an increase of Rp2,507 billion, or 138.2%,  in obligation under finance lease. This increase was partially offset by a decrease of Rp1,148 million, or 16.9%,  in bank loan.

c.        Equity

Total equity increase by Rp10,446 billion, or 15.6%, from Rp66,978 billion as of December 31, 2012 to Rp77,424 billion as of December 31, 2013. The increase of equity was primarily the result of increase of total comprehensive income for the year attributable to owners of the parent of Rp14,317 billion in 2013, the sale of treasury stock of Rp2,262 billion, paid in capital of Rp1,250 billion. This increase offset by cash dividend of Rp Rp7.068 billion. As a result of foregoing, our retained earnings increase by Rp5,851 billion, or 15.6% and total equity attributable to owner of the parent increase by Rp9,001 billion, or 17.5% from Rp51,541 billion as of December 31, 2012 to Rp60,542 billion as of December 31, 2013.

INCOME STATEMENT OVERVIEW

The following table sets out our Consolidated Statements  of Comprehensive Income, itemized according to our main products and services, for the three years 2014 through 2012. Each item is expressed as a percentage of total revenues or expenses:

	As of December 31
	2014			2013		2012
	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues
Telephone Revenues
Cellular Revenues
Usage charges	32,972	2,662	36.8	30,722	37.0	29,477	38.2
Features	751	61	0.8	686	0.8	558	0.7
Monthly subscription charges	567	46	0.6	730	0.9	696	0.9
Total Cellular Revenues	34,290	2,769	38.2	32,138	38.7	30,731	39.8
Fixed Line Revenues
Usage charges	5,347	432	6.0	6,453	7.8	7,323	9.5
Monthly subscription charges	2,697	218	3.0	2,682	3.2	2,805	3.6
Call center	736	59	0.8	324	0.4	228	0.3
Installation charges	31	2	-	12	-	112	0.1
Others	70	6	0.1	230	0.3	194	0.3
Total Fixed Line Revenues	8,881	717	9.9	9,701	11.7	10,662	13.8

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	As of December 31
	2014			2013		2012
	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Total Telephone Revenues	43,171	3,486	48.1	41,839	50.4	41,393	53.6
Data, Internet and Information Technology Services Revenues
Internet, data communication and information technology services	23,550	1,902	26.3	19,267	23.3	14,857	19.3
Short Messaging Service ("SMS")	14,034	1,133	15.7	13,134	15.8	12,631	16.4
e-Business	103	8	0.1	83	0.1	55	0.1
VoIP	25	2	-	119	0.1	81	0.1
Total Data, Internet and Information Technology Services Revenues	37,712	3,045	42.1	32,603	39.3	27,624	35.9
Interconnection Revenues	4,708	380	5.3	4,843	5.9	4,273	5.5
Network Revenues	1,280	103	1.4	1,253	1.5	1,208	1.6
Other Telecommunications Services Revenues	2,825	228	3.1	2,429	2.9	2,645	3.4
Total Revenues	89,696	7,242	100	82,967	100	77,143	100
Expenses
Operations and maintenance	12,583	1,016	20.5	10,667	18.5	9,012	16.7
Radio frequency usage charges	3,207	259	5.2	3,098	5.4	3,002	5.6
Concession fees and Universal Service Obligation (USO) charges	1,818	147	3.0	1,595	2.8	1,452	2.7
Electricity, gas and water	1,180	95	1.9	1,063	1.8	879	1.6
Cost of phone,set top boxes, SIM and RUIM cards	1,031	83	1.7	752	1.3	687	1.3
Leased lines and CPE	758	61	1.2	440	0.8	407	0.8
Vehicles rental and supporting facilities	581	47	0.9	439	0.8	293	0.5
Cost of IT service	357	29	0.6	677	1.2	222	0.4
Insurance	335	27	0.5	374	0.6	671	1.2
Project management expenses	180	15	0.3	138	0.2	102	0.2
Others	258	21	0.4	89	0.2	76	0.1
Total Operation, Maintenance and Telecommunication Services Expenses	22,288	1,800	36.2	19,332	33.6	16,803	31.1
Depreciation and Amortization Expenses	17,131	1,383	27.9	15,780	27,3	14,456	26.8
Personnel Expenses
Salaries and related benefits	3,759	303	6.1	3,553	6.2	3,257	6.0
Vacation pay, incentives and other benefits	3,182	257	5.2	3,252	5.6	3,400	6.3
Employees’ income tax	1,317	106	2.1	1,160	2.0	1,022	1.9
Net periodic pension costs	645	52	1.1	873	1.5	789	1.4
Housing	224	18	0.4	220	0.4	200	0.4
LSA expense	115	9	0.2	19	-	121	0.2
Other employee benefit	108	9	0.2	71	0.1	38	0.1
Insurance	98	8	0.2	92	0.2	83	0.2
Net periodic post-retirement health care benefits costs	74	6	0.1	374	0.7	90	0.2
Other post-retirement benefits costs	61	5	0.1	66	0.1	65	0.1
Early retirement program	-	-	-	-	-	699	1.3
Others	33	3	0.1	53	0.1	22	0.1
Total Personnel Expenses	9,616	776	15.8	9,733	16.9	9,786	18.2
Interconnection Expenses	4,893	395	8.0	4,927	8.5	4,667	8.6
Marketing Expenses	3,092	250	5.0	3,044	5.3	3,094	5.7
General and Administrative Expenses	3,963	320	6.5	4,155	7.2	3,036	5.6
Gain (loss) on foreign exchange - net	14	1	-	249	0.4	189	0.3
Other expenses	396	32	0.6	480	0.8	1,973	3.7
Total Expenses	61,393	4,957	100	57,700	100	54,004	100
Other income	1,074	87		2,579		2,559
Operating Profit	29,377	2,372		27,846		25,698
Finance income	1,238	100		836		596
Finance costs	(1,814)	(146)		(1,504)		(2,055)
Share of loss of associated companies	(17)	(1)		(29)		(11)
Profit Before Income Tax	28,784	2,324		27,149		24,228

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	As of December 31
	2014		2013	2012
	(Rp billion)	(US$ million)%	(Rp billion)%	(Rp billion)%
Income tax (expense) benefit	(7,338)	(592)	(6,859)	(5,866)
Profit for the Year	21,446	1,732	20,290	18,362
Total other comprehensive income - net	25	2	112	26
Total comprehensive income for the year	21,471	1,733	20,402	18,388
Profit for the year attributable to owners of the parent company	14,638	1,182	14,205	12,850
Profit for the year attributable to non-controlling interest	6,808	550	6,085	5,512
Total comprehensive income for the year attributable to owners of the parent company	14,663	1,184	14,317	12,876
Total comprehensive income for the year attributable to non-controlling interest	6,808	550	6,085	5,512
Income per share (in full amount)	149.83		147.42	133.84

Year ended December 31, 2014 compared to year ended December 31, 2013

1.       Revenues

Total revenues increased by Rp6,729 billion, or 8.1%, from Rp82,967 billion in 2013 to Rp89,696 billion in 2014. The increase in revenues in 2014 was due to the increase in all sub revenues exclude revenues from fixed lines telephone. The increase was primarily contributed by data internet and information technology service revenues and cellular telephone revenues, and, to a lesser extent others telecomunication services revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,152 billion, or 6.7%, from Rp32,138 billion in 2013 to Rp34,290 billion in 2014. Usage charges increased by Rp2,250 billion, or 7.3%, from Rp30,722 billion in 2013 to Rp32,972 billion in 2014 due to an increase of 6.9%  in both our prepaid and postpaid subscriber, also due to increasing of our local and long distance usage. Revenues from features increased by Rp65 billion,  or 9.5%, from Rp686 billion in 2013 to Rp751 billion in 2014 due to increase in usage features by our subscribers. Monthly subscription charges decreased by Rp163 billion, or 22.3%, from Rp730 billion in 2013 to Rp567 billion in 2014.

Our total cellular telephone revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2014.

b.       Fixed Lines Revenues

Fixed lines revenues decreased by Rp821 billion, or 8.5%, from Rp9,701 billion in 2013 to Rp8,881 billion in 2014. The decrease in fixed lines revenues due to decrease in fixed wireline revenue and fixed wireless revenues by 4.8% and 42.1%. The decrease was primarily due to decrease in usage charges of Rp1,106 billion, or 17.1%,  caused by a decrease in local and domestic long distance usage.

The decreased in fixed lines  revenues was partially offset by an increased in our call center revenues by Rp412 billion, or 127.2%,

c.        Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 42.0% of our consolidated revenues for the year ended December 31, 2014, compared to 39.3% for the year ended December 31, 2013

Data, internet and information technology service revenues increased by Rp5,109 billion, or 15.7%, from Rp32,603 billion in 2013 to Rp37,712 billion in 2014. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp4,283 billion, or 22.2%, which was driven by cellular data usage and revenues by Rp3,817 billion and primarily from an increase of 80.7%  in Flash  subscribers from   17.3  million subscribers in 2013 to  31.2  million subscribers in 2014.

SMS Revenues increased by Rp900 billion, or 6.9%, from Rp13,134 billion in 2013 to Rp14,034 billion in 2014.

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d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Including incoming international long-distance revenues from our IDD service (TIC-007). Interconnection revenues decreased by Rp135 billion, or 2.8%, from Rp4,843 billion in 2013 to Rp4,708 billion in 2014 primarily due to a decrease in incoming  calls to our subcribers.

e.        Network Revenues

Network revenues increased by Rp27 billion, or 2.2%, from Rp1,253 billion in 2013 to Rp1,280 billion in 2014 primarily due to an increase in our satellite transponder lease revenue by Rp278 billion, or 71.0%, from 392  billion in 2013 to Rp670  billion in 2014 as result of an increase in satellite transponder capacity lease by 18,4% from 3.007 million Mhz in 2013 to 3.560 million MHz in 2014.

f.        Other Telecommunications Services Revenues

In 2014, revenues from other telecommunications service increased by Rp396 billion, or 16.3%, from Rp2,429 billion in 2013 to Rp2,825 billion in 2014. The increase was primarily due to an increase of Rp730 billion, or 240.9%, in CPE revenue from Rp303 billion in 2013 to Rp1,033 billion in 2014. The increase was partly offset primarily by  decrease in revenues from USO By Rp327 billion, or 64.4%, from Rp508 billion in 2013 to Rp181 billion in 2014.

g.        Other Income

Other income decreased by Rp1,505 billion, from Rp2,579 billion in 2013 to Rp1,074 billion in 2014 as we had recognized a gain on the  sale of 80% of our ownership in PT Indonusa.

2.       Expenses

Total expenses increased by Rp3,693 billion, or 6.4%, from Rp57,700 billion in 2013 to Rp61,393 billion in 2014. For futher explaination as shown below:

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp2,956 billion, or 15.3%, from Rp19,332 billion in 2013 to Rp22,288 billion in 2014.

The increase in operations, maintenance and telecommunication service expenses was  primarily attributable to the following:

-      Operations and maintenance of Rp1,916 billion, or 18.0%,  due to an increase in expenses associated with network maintenance to improve our mobile cellular business performance;

-      Leased lines and CPE increased by Rp318 billion, or 72.3%, which was  used for operation and maintenance of leased lines as a result of an increased  in projects from our corporate customers;

-      Cost of phone, set top boxes, SIM and RUIM cards increase by Rp279 billion, or 37.2%, from Rp752 billion in 2013 to Rp1,031 billion in 2014 due to modem and terminal bundling program.

The above increases were offset by decreased in cost of IT services by Rp320 billion, or 47.1%, from Rp677 billion in 2013 to Rp357 billion in 2014 due to efficiency gains as a result of of using integrated system.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,352 billion, or 8.6%, from Rp15,780 billion in 2013 to Rp17,131 billion in 2014, primarily due to an increase in depreciation expense related to switching equipment as an  efforts improving  service to customers and by our allowance for impairment losses of fixed assets due to changes in business strategies for our fixed wireless line.

c.        Personnel Expenses

Personnel expenses decreased by Rp116 billion, or 1.2%, from Rp9,733 billion in 2013 to Rp9,616 billion in 2014 due to a decreased by Rp300  billion, or 80.2%  in net periodic post-retirement health care benefit and a decrease in net periodic pension cost by Rp228  billion, or 26.1%, due to actuarial calculations.

The decrease was  offset by an increase in salaries and related benefits by Rp206 billion or 5.8% due to an increase in employee number by 1,37% from 25,011 people in 2013 to 25,284 people in 2014. This resulted in increase in employees’ income tax by Rp157 billion, or 13.5% from Rp1,160 in 2013 to Rp1,317 billion in 2014.

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d.       Interconnection Expense

Interconnection expense decreased by Rp34 billion, or 0.7%, from Rp4,927 billion in 2013 to Rp4,893 billion in 2014 primarily due to an decrease of Rp81 billion, or 2.2% in domestic interconnection and transit interconnection expense.

e.        Marketing Expense

Marketing expenses increased by Rp48 billion, or 1.6%, from Rp3,044 billion in 2013 to Rp3,092 billion in 2014 due to an increase of Rp80 billion, or 15.1% in customer education expenses, primarily for our broadband service The increase was offset by decrease in advertising and promotion expenses by Rp18 billion, or 0.7%, due to the  selective use of media for promotion and increased group synergy in marketing our products.

f.        General and Administrative Expenses

General and administrative expenses decreased by Rp192 billion, or 4.6%, from Rp4,155 billion in 2013 to Rp3,963 billion in 2014 primarily due in part to an decrease in provision for doubtful impairment of receivables by Rp805 billion, or 50.6%. This decreased was partially offset with an increase in general expense by Rp292 billion, or 43.3% and also an in our training, education and recruitment expense by Rp117, or  28.3%.

g.        Gain (loss) on Foreign Exchange - net

Loss on foreign exchange - net decreased by Rp235 billion, from Rp249 billion in 2013 to Rp14 billion in 2014.

h.       Other Expenses

Other expenses decreased by Rp84 billion, from Rp480 billion in 2013 to Rp396 billion in 2014.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp1,531 billion, or 5.5%, from Rp27,846 billion in 2013 to Rp29,377 billion in 2014. Operating profit margin decreased from 33.6% in 2013 to 32.8% in 2014.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp1,634 billion, or 6.0%, from Rp27,150 billion in 2013 to Rp28,784 billion in 2014. Pre-tax margin decreased from 32.7% in 2013 to 32.1% in 2014.

5.       Income Tax Expense

Income tax expense increased by Rp479 billion, or 7.0%, from Rp6,859 billion in 2013 to Rp7,338 billion in 2014, in line with the increase in profit before income tax.

6.       Other Comprehensive Income

Other comprehensive income decreased by Rp87 billion, or 77.7%, from Rp112 billion in 2013 to Rp25 billion in 2014 due to a decreased in foreign currency translation by Rp 96 billion, or 80%.

7.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp433 billion, or 3.0%, from Rp14,205 billion in 2013 to Rp14,638 billion in 2014.

8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp723 billion, or 11.9%, from Rp6,085 billion in 2013 to Rp6,808 billion in 2014.

9.       Comprehensive Income for the Year

Comprehensive income for the year increased by Rp1,068 billion, or 5.2%, from Rp20,402 billion in 2013 to Rp21,470 billion in 2014.

10.    Net Income per Share

Net income per share increased by Rp2,4 or 1.6%, from Rp 147.42 in 2013 to Rp 149.83 in 2014

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Year ended December 31, 2013 compared to year ended December 31, 2012

1.       Revenues

Total revenues increased by Rp5,824 billion, or 7.5%, from Rp77,143 billion in 2012 to Rp82,967 billion in 2013. The increase in revenues in 2013 was due to the increase in all sub revenues exclude revenues from fixed lines telephone. The increase in revenues in 2013 was primarily contributed  by cellular telephone revenues and data, internet and information technology services revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp1,407 billion, or 4.6%, from Rp30,731 billion in 2012 to Rp32,138 billion in 2013 due to increases in all sub cellular telephone revenues. The increased primarily due to 5.1% increase in our cellular subscriber.

Usage charges increased by Rp1,245 billion, or 4.2%, from Rp29,477 billion in 2012 to Rp30,731 billion in 2013 due to an increase in both our prepaid and postpaid subscriber, also due to increasing of our Long Distance Usage. Revenues from features increased by Rp128 billion,  or 22.9%, from Rp558 billion in 2012 to Rp686 billion in 2013. Monthly subscription charges increased by Rp34 billion, or 4.9%, from Rp696 billion in 2012 to Rp730 billion in 2013 due to 15.8% increase in our postpaid subscriber.

Our total cellular telephone revenues accounted for 38.7% of our consolidated revenues for the year ended December 31, 2013, compared to 39.8% for the year ended December 31, 2012.

b.       Fixed Lines Revenues

Fixed lines revenues decreased by Rp961 billion, or 9.0%, from Rp10,662 billion in 2012 to Rp9,701 billion in 2013. The decrease in fixed lines revenues was primarily due to a decrease in usage charges, of Rp870 billion, or 11.9%, and monthly subscription charges revenues of Rp123 billion, or 4.4% which was primarily caused by a decrease in local and domestic long distance usage due to the shifting usage to cellular telephone services.

c.        Data, Internet and Information Technology Services Revenues

Our total data, internet and information technology service revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2013, compared to 35.9% for the year ended December 31, 2012.

Data, internet and information technology services revenues increased by Rp4,085 billion, or 14.8%, from Rp27,624 billion in 2012 to Rp31,709 billion in 2013. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp3,516 billion, or 23.7%, which was driven by this following revenues:

-          Cellular data communication revenues from an increase in Flash mobile broadband subscribers of 56.5%, from 11 million subscribers in 2012 to 17.3 million subscribers in 2013.

-          Speedy monthly subscription revenues due to an increase in Speedy subscribers of 28.7% from 2.3 million subscribers in 2012 to 3.0 million subscribers in 2013.

-          Data communication Ethernet revenue due to increase in data volume which pass through metro Ethernet of 39.4%, from 240,315 Mbps in 2012 to 334,935 Mbps in 2013, and

-          Data communication VPN revenue due to increase in data volume which pass through VPN network of 14.1%, from 40,750 Mbps in 2012 to 46,505 Mbps in 2013.

SMS revenues increased by Rp503 billion, or 4.0%, from Rp12,631 billion in 2012 to Rp13,134 billion in 2013 due to a 25.2% increased of our SMS volumes from 118.1 billion messages to 147.9 billion messages in 2013. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

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Interconnection revenues increased by Rp570 billion, or 13.3%, from Rp4,273 billion in 2012 to Rp4,843 billion in 2013. This increase was triggered by an increase in domestic interconnection revenues of Rp353 billion, or 13.5%, and an increase of Rp218 billion, or 13.2%,  in international interconnection revenues, due to our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

e.        Network Revenues

Network revenues increased by Rp45 billion, or 3.7%, from Rp1,208 billion in 2012 to Rp1,253 billion in 2013 mainly due to a increase in our revenues from leased lines services by Rp37 billion, or 4.5%, from Rp824 billion in 2012 to Rp861 billion in 2013. This increase was due to increasing number of our subscriber by 27,078,  or 7.0%.

f.        Other Telecommunications Services Revenues

Revenues from other telecommunications services increased by Rp678 billion, or 25.6%, from Rp2,645 billion in 2012 to Rp3,323 billion in 2013. The increase was primarily due to an increase of Rp260 billion, or 64.8%, in lease revenue, an increase in revenues from USO compensation due to an increase in USO projects to establish internet service centers in various provincial capital cities in 2013 and an increase of Rp151 billion, or 14.4%, in CPE and terminal revenue.

The increase was partly offset by a decrease in revenues from pay TV of Rp131 billion, or 32.3%due to our corporate action the sale of TelkomVision one of our subsidiaries in pay TV.

g.        Other Income

Other income increased by Rp20 billion, from Rp2,559 billion in 2012 to Rp2,579 billion in 2013.

2.       Expenses

Total expenses increased by Rp3,695 billion, or 6.8%, from Rp54,005 billion in 2012 to Rp57,700 billion in 2013. The increase in expenses was attributable primarily due to increases in operations, maintenance and telecommunication services, depreciation and amortization also general and administrative expenses. These expenses are further explained below:

a.       Operations, Maintenance and Telecommunication Services Expenses

Operations, maintenance and telecommunication services expenses increased by Rp2,529 billion, or 15.1%, from Rp16,803 billion in 2012 to Rp19,332 billion in 2013.

The increase in operations, maintenance and telecommunication services expenses was attributable by the following:

-          An increase in operations and maintenance of Rp1,655 billion, or 18.4%, due to a decrease in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

-          Cost of IT services increased by Rp455 billion, or 205.0%, from Rp222 billion in 2012 to Rp677 billion in 2013. This increase was primarily due to the increase in integration system expenses.

-          Electricity, gas and water expenses increased by Rp184 billion, or 20.9%, from Rp879 billion in 2012 to Rp1,063 billion in 2013, due to an increase in electricity expenses due to increasing number of our BTS and network for Telkomsel’s broadband services and electricity tariff.

The above increases were offset by insurance expenses decreased by Rp297 billion, or 44.3%, from Rp671 billion in 2012 to Rp374 billion in 2013 due to no satellite insurance payment for Telkom-3.

Our total operations, maintenance and telecommunication services expenses accounted for 33.5% of our consolidated expenses for the year ended December 31, 2013, compared to 31.1% for the year ended December 31, 2012.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,324 billion, or 9.2%, from Rp14,456 billion in 2012 to Rp15,780 billion in 2013 primarily due to increased in depreciation expense by Rp1,476 billion, or 10.8%,  from Rp13,635 billion in 2012 to Rp15,109 billion in 2013. The increase in depreciation expense primarily related to depreciation of transmission installation and equipment amounting to Rp1,065 billion, or 14.0%,  and an increase of loss in impairment of Rp349 billion, or 141.3%,  compare to prior year.

c.        Personnel Expenses

Personnel expenses decreased by Rp53 billion, or 0.5%, from Rp9,786 billion in 2012 to Rp9,733 billion in 2013 due  to no early retirement programs were offered in 2013 that cause a decrease by Rp699 billion or 100.0% in early retirement program expenses.

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This decrease above was partially offset by an increase in salaries and related benefits by Rp296 billion or 9.1% from Rp3,257 billion in 2012 to Rp3,553 billion in 2013 and an increase in net periodic post-retirement health care benefit costs by Rp284 billion, or 315.6%.

d.       Interconnection Expenses

Interconnection expenses increased by Rp260 billion, or 5.6%, from Rp4,667 billion in 2012 to Rp4,927 billion in 2013 primarily due to an increase of Rp256 billion, or 7.4%,  in domestic interconnection and transit interconnection expenses, in line with an increase of 13.5% in domestic interconnection and transit revenues.

e.        Marketing Expenses

Marketing expenses decreased by Rp50 billion, or 1.6%, from Rp3,094 billion in 2012 to Rp3,044 billion in 2013 primarily due to a decrease in advertising and promotion expenses by Rp93 billion, or 3.8%, due to using selective media for promotion and increasing group synergy.

f.        General and Administrative Expenses

General and administrative expenses increased by Rp1,119 billion, or 36.9%, from Rp3,036 billion in 2012 to Rp4,155 billion in 2013 due in part to an increase in provision for impairment of receivables by Rp674 billion, or 73.7.0%, from Rp915 billion in 2012 to Rp1,589 billion in 2013. This increase primarily resulted from current year individual and collective assessment for impairment of receivables. The increased also contribute by a 59.1% increased in training, education and recruitment by Rp153 billion and a 28.1% increased by Rp148 billion in general expenses.

This increase above was partially offset by a 34.1% decreased in social contribution expenses by Rp44 billion, or 34.4%.

g.        Gain (loss) on Foreign Exchange – net

Loss on foreign exchange - net increased by Rp60 billion, from Rp189 billion in 2012 to Rp249 billion in 2013. The increase was primarily due to the appreciation of the US Dollar by 26.3%.

h.       Other expenses

Other expenses decreased by Rp1,493 billion, from Rp1,973 billion in 2012 to Rp480 billion in 2013. The decrease primarily related to derecognition in 2012 of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit, amounting to Rp1,606 billion.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp2,148 billion, or 8.4%, from Rp25,698 billion in 2012 to Rp27,846 billion in 2013. Operating profit margin increased from 33.3% in 2012 to 33.6% in 2013.

4.       Profit before Income Tax and Pre - Tax Margin

As a result of the foregoing, profit before income tax increased by Rp2,921 billion, or 12.1%, from Rp24,228 billion in 2012 to Rp27,149 billion in 2013. Pre - tax margin increased from 31.4% in 2012 to 36.7% in 2013.

5.       Income Tax Expense

Income tax expense decreased by Rp993 billion, or 16.9%, from Rp5,866 billion in 2012 to Rp6,859 billion in 2013, following the increase in profit before income tax.

6.       Other Comprehensive Income (Expenses) - Net

Other comprehensive expenses increased by Rp86 billion, or 330.8%, from Rp26 billion in 2012 to Rp112 billion in 2013 due to increase in foreign currency translation by Rp89 billion offset by decrease in change in fair value of available-for-sale financial assets by Rp3 billion.

7.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to non-controlling interest increased by Rp573 billion, or 10.4%, from Rp5,512 billion in 2012 to Rp6,085 billion in 2013.

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8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to owners of the parent company increased by Rp1.355  billion, or 10.5%, from Rp12,850  billion in 2012 to Rp14,205  billion in 2013.

9.       Comprehensive Income for the year

Comprehensive income for the year increased by Rp2,014 billion, or 11.0%, from Rp18,388 billion in 2012 to Rp20,402 billion in 2013.

10.    Net Income per Share

Net income per share increased by Rp14 or 10.4%, from Rp133.84 in 2012 to Rp147.42 in 2013.

CASH FLOW STATEMENT OVERVIEW

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years ended December 31,
	2014		2013	2012
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net cash :
provided by operating activities	37,736	3,047	36,574	27,941
used in investing activities	(24,748)	(1,998)	(22,702)	(11,311)
used in financing activities	(10,083)	(814)	(13,327)	(13,314)
Net increase in cash and cash equivalents	2,905	235	545	3,316
Effect of exchange rate changes on cash and cash equivalents	71	6	1,039	168
Cash and cash equivalents at beginning of year	14,696	1,187	13,118	9,634
Ending balance of disposed subsidiay	-	-	(6)	-
Cash and cash equivalents at end of year	17,672	1,428	14,696	13,118

Year ended December 31, 2014  compared to year ended December 31, 2013

Cash Flows from Operating Activities

Net cash provided by operating activities in 2014 was Rp37,736 billion (US$3,047  million) compared to Rp36,574  billion in 2013. The increase was primarily due to an increase of Rp7,549 billion, or 9.8%, in cash receipts from customers, Rp404 billion, or 48.6%, increase on our interest income received. This was partially offset by an increase in cash payment for expense of Rp5,707   billion, or  20.8%, and increase in payment for value added tax-net of Rp493 billion.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2014 was Rp24,748 billion (US$1,998 million) compared to Rp22,702 billion in 2013. This increase was primarily due to an increase of Rp5,154 billion, or 26.2% in acquisition of property and equipment, Rp2,121 billion placement in escrow account and acquisition of long-term investments by Rp1,467 billion. This was partially offset by an increase of Rp8,466 billion or 370.0% on our placement in time deposit, a decrease in advances and other non-current assets by Rp783 billion, or 99.0% and proceeds from sale of property and equipment by Rp35 billion, or 7.5%.

Cash Flows from Financing Activities

Net cash flows used in financing activities was  Rp10,083 billion (US$814 million) in 2014 compared with  Rp13,327 billion in 2013. This increase was primarily due to increase in repayment of short-term borrowings by Rp1,840 billion, or 452.1%. This decrease in net cash flows used in financing activities in 2014 compared to 2013 was partially offset by an increase of Rp1,589 billion, or 19.0%, in cash dividends paid to our stockholders and a increase of Rp795 billion, or 17.0%, in our cash devidens paid to non-controling stockholder of subsidiaries,

Year ended December 31, 2013 compared to year ended December 31, 2012

Cash Flows from Operating Activities

Net cash provided by operating activities in 2013 was Rp36,574 billion (US$3,005 million) compared to Rp27,941 billion in 2012. The increase was primarily due to an increase of Rp5,103 billion, or 7.1%, in cash receipts from customers and from other operators of Rp528 billion,  or 13.2%,  due to the increase of our operating revenue and also due to the decrease in cash payment for our  expense of Rp.6,211 billion, or 18.5%. This was partially offset by an increase of Rp1,809 billion, or 32.4%, in payment for income tax and cash payment to employees of Rp1,721 billion, or 21.1%.

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Cash Flows from Investing Activities

Net cash flows used in investing activities in 2013 was Rp22,702 billion (US$1,865 million) compared to Rp11,311 billion in 2012. This increase was primarily due to an increase of Rp11,423 billion in acquisition of property and equipment. This was partially offset by a decrease of Rp1,720 billion,  or 42.9%,  in placement in time deposit and an increase of cash received in divestment of subsidiary and associate company Rp926 billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp13,327 billion (US$1,095 million) in 2013 compared to Rp13,314 billion in 2012. This increase by Rp13 billion, or 0.1%, was primarily due to a increase of Rp2,368 billion in proceed from sale of treasury stock and a decrease of Rp1,744 billion, in payments for treasury stock. This was partially offset by an increase of Rp1,227 billion, or 17.2%, in cash dividends paid to our stockholders and Rp1,083, or 30%,  to non-controlling stockholders subsidiaries due to the increase of our operating profit and a decrease of Rp1,271 billion obtain from additional bank loan.

Obligation and Commitment

A.      Contractual Obligation

The following table sets forth information on certain of our material contractual obligations as of December 31, 2014.

Contractual Obligations	By Payment Due Dates
	Total (Rp billion)	Less than 1 year (7) (Rp billion)	1-3 years (7) (Rp billion)	3-5 years (7) (Rp billion)	More than 5 years (7) (Rp billion)
Long-Term Debts(1)(5)	16,853	5,328	5,035	3,059	3,431
Capital Lease Obligations(2)	4,789	571	1,175	1,163	1,880
Operating Leases(3)	29,373	3,847	6,791	6,426	12,309
Interest on Long-term Debts and Capital Lease Obligations(6)	6,097	1,718	2,323	1,337	719
Unconditional Purchase Obligations(4)	16,195	16,195	-	-	-
Total	73,307	27,659	15,324	11,985	18,339

(1)     See Notes 18-21  to our Consolidated Financial Statements.

(2)     Related to the leases of the slot of the tower, property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets.

(3)     Related primarily to leases of leased line, telecommunication equipment and land and building.

(4)     Capital expenditures committed under contractual arrangements.

(5)     Excludes the related contractually committed interest obligations.

(6)     See “Risk Management - Risk Factors –We are exposed to interest rate risk”.

(7)     Less than 1 year = 2015, 1-3 years = 2016-2017, 3-5 years = 2018-2019, more than 5 years=2020 thereafter.

See Note 41 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2014, we had long-term liabilities for pension plan and post-retirement health care benefits and contributed Rp226 billion to plan.  See Notes 36 to our Consolidated Financial Statements.

B.      Indebtedness

Consolidated total indebtedness consisting of short-term and long-term loans and other borrowings as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31,
	2014		2013	2012
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Indonesian Rupiah	20,013.3	1,615.3	17,543.0	16,192.0
US Dollar(1)	2,642.9	212.8	1,734.0	2,052.5
Japanese Yen(2)	795.8	64.2	979.0	1,030.6
Total	23,452.0	1,892.8	20,256.0	19,275.1

(1)     The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp9,645, Rp12,180 and Rp12,390 = US$1, respectively, being the Reuters sell rates for US Dollar at each of those dates.

(2)     The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp111.8, Rp115.9 and Rp103.6 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

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Of our total indebtedness, as of December 31, 2014, Rp7,709 billion Rp6,210  billion, Rp4,222  billion and Rp5,311 billion were scheduled for repayment in 2015, 2016 to 2017, 2018 to 2019 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 17-21  to our Consolidated Financial Statements.

C.      Material Contract

In 2014 and 2013, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business.

LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. as of December 31, 2014, we had Rp17,672 billion in cash and cash equivalents available, which increased by Rp2,976 billion compared to Rp14,696 billion as of December 31, 2013. In 2014, the increase of cash flow provided by operating activities primarily arise from cash receipts from customers of Rp84,748 billion.

We made net repayments of current indebtedness for borrowed money of Rp5,843 billion in 2012, Rp6,239 billion in 2013 and Rp7,724 billion in 2014. Cash outflows in 2014 reflected payments for short-term loans and other borrowings of Rp2,247 billion and long-term loans and other borrowings of Rp4,538 billion.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities, maintain over 100%. As of December 31, 2014, our curent ratio was to 106.2% compared to  116.3%  as of December 31, 2013.

B.      External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, two-step loans, bonds and notes payable. In  2014 we used external liquidity bank loans of Rp6,626  billion and other borrowings of Rp3,580 billion.

C.      Outstanding Liquidity Sources

As of December 31, 2014, we had undrawn loan facilities which include the following sources of unused liquidity:

-         CIMB Niaga loan facility in the amount of Rp820 billion,

-         BNI loan facility in the amount of Rp234 billion,

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp103 million,

-         Bank Ekonomi Raharja loan facility in the amount of Rp67 billion,

-         Danamon Bank loan facility in the amount of Rp20 billion, and

-         BRI loan facility in the amount of Rp6 billion.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp4,638  billion as of December 31, 2013 and  Rp1,976  billion (US$160  million) as of December 31, 2014. The decrease in net working capital was primarily due to:

-         A decrease of Rp4,075  billion in other current financial assets,

-         A decrease of Rp48 billion  in asset held for sale,

-         A decrease of Rp35 billion  in inventories - net of provision for obsolescene, and

-         A decrease of Rp12 billion  in provision of doubtful account.

This was partially offset by:

-         An increase of Rp1,378 billion in short-term bank loan,

-         An increase of Rp806 billion in current marturities of long-term liabilities,

-         An increase of Rp473 billion in unearned income, and

-         An increase of Rp286 billion in trade payable – third parties.

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We believe that our working capital is sufficient for our present requirements. We expect that our working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

SOLVENCY

Our solvency or our ability to meet our short-term and long-term obligations highly influenced by our source of liquidity. Refer to explanation on “Liquidity”.

A.      Current Liabilities

Our ability to pay our current liabilities is indicated by the ratios on the table below:

Ratios	2014	2013	2012
Current ratio	106.2%	116.3%	116.0%
Quick ratio	104.7%	114.5%	113.6%
Cash ratio	64.4%	75.8%	74.4%

B.      Non-Current Liabilities

Our ability to pay our debt is indicated by the ratios on the table below

Ratios	2014	2013	2012
Debt to equity ratio	34.6%	33.5%	37.4%
Debt to EBITDA	50.4%	46.4%	48%
Times interest earned ratio	25.6 times	29.0 times	19.5 times

For detail discussion about our debt, see Notes 17-21  to our Consolidated Financial Statements.

RECEIVABLE COLLECTIBILITY

Our receivable collectability, indicated by the ratios average collection period that show an average of days that we take to collect our receivable and receivable turnover that show  how many times in average the funds invested in receivable are turned in one year.

Our  average collection period were 25.4 days in 2014 and 24.7 days in 2013. Our receivable turnover for 2014 and 2013 were 14.8 and 14.4.

We have made provision for impairment of receivables based on the collectability amount of the historical impairment rates and individual account of its customers’ credit quality and credit history, amounted to Rp3,096 in 2014 and Rp2,872 billion in 2013.

As of December 31, 2014  and 2013, the carrying amount of our receivables considered past due but not impaired amounted to Rp3,355 billion and Rp2,418  billion, respectively. We concluded that past due but not impaired receivables, along with receivables that are neither past due nor impaired, are due from customers with good debt history and are expected to be recoverable.

For detail discussion about our receivable, see Note 6  to our Consolidated Financial Statements.

CAPITAL STRUCTURE

Our capital structure as of December 31, 2014 is described as follows:

	Amount
	(Rp billion)	Portion (%)
Short Term	1,810	1.99
Long Term	21,642	23.76
Debt	23,452	25.75
Equity	67,807	74.25
Total Invested Capital	91,259	100

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We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI, BRI and Bank Mandiri , we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2014, our debt to equity ratio was 34.6  and our debt service coverage ratio was 4.8%, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For detail discussion about management policy on capital structure, see Note 45 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2014, we incurred capital expenditures of Rp24,661 billion (US$1,991 million). Our capital expenditures are grouped into the following categories for planning purposes:

-          Broadband services, which consist of broadband, IT, application and content and service node;

-          Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

-          Optimizing legacy, for fixed lines; and

-          Capex supports.

Of our Rp24,661 billion capital expenditure in 2014, Telkom, as parent company,  incurred capital expenditures of Rp8,099 billion (US$654 million), Telkomsel incurred capital expenditures of Rp13,002 billion (US$1,050 million) and our other subsidiaries incurred capital expenditures of Rp3,560 billion (US$287 million) as follows.

Table of realization of our capital expenditure

	Years Ended December 31,
	2012	2013	2014
	(Rp billion)	(Rp billion)	(Rp billion)
Telkom (parent company)	4,040	5,31	8,099
Subsidiaries
Telkomsel	10,656	15,662	13,002
Others	2,576	3,923	3,560
Subtotal for subsidiaries	13,232	19,585	16,562
Total for Telkom Group	17,272	24,898	24,661

The realization of the future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian and global economy environments, the Rupiah/US Dollar or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

MATERIAL LIMITATIONS

Materiality in our Consolidated Financial Statement was based on According to BAPEPAM/LK  decision letter No. KEP-347/BL/2012 about Presentation and Disclosure of Financial Statements Public Company dated June 25, 2012,  with appendix Regulation No. VIII.G.7 about Presentation of Financial Statements of the Company or Public Company where items is 5% of the total assets for asset items, 5% of the total liability for the liabilities items, 5% of the total equity for equity accounts, 10% of revenue for items of comprehensive income, and 10% of the profit from continuing operations before taxes for the effect of an event or transaction.

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MATERIAL COMMITMENT FOR CAPITAL INVESTMENT

A.      Purpose of the Commitment

As of December 31, 2013, we had material commitments for capital expenditures under  contractual arrangements totalling  Rp16,195  billion, principally relating to procurement and installation of the switching network, transmission equipment and cable network.

These include for cooper wire access modernization  through Trade In/Trade Off method project, Luwuk-Tutuyan Cabel System project, Outside Plant Fiber To The Home (OSP FTTH) project, Sulawesi Maluku Papua Cable System (SMPCS) project, expansion and Maintenance Support (MS) Service for Metro Ethernet Platform ALU project, expansion of DWDN platform ALU project, WIFI CISCO project, IP Radio Equipment for Backhaul Node-B project, Cabel System for Broadband Network Division 2014 project, Telkom-3 Subtitution (T3S) Satelite System project.

Our subsidiary, Telkomsel, has material commitment for capital expenditures related, among others, the combined 2G and 3G CS Core Network Rollout project, 2G BSS and 3G UTRAN Rollout  agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network project, Next Generation  Convergence (“NGC”) IP RAN Rollout and Technical Support project, Maintenance and procurement of equipment and related service agreement for NGC Core Transport Rollout and Technical Support project, Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development project, OCS dan CSP technical support project, Customer Relationship Management dan Contact Center Solutions project, CS Core System Rollout dan CS Core System Technical Support project, OSDSS Solution project, GGSN service complex rollout project, Gateway GPRS Support Node Service Complex technical support project.

In addition, PT Graha Sarana Duta (“TelkomProperty”) dan Telin also have material commitment for capital expenditure, facade Unitized System Telkom Landmark Tower project, Development of Infomedia’s building project , Operational Supporting System, Base Sub Station project, Value Added System,  System Rollout, Radio Access Network and Core System Rollout project.

For more detailed discussion regarding our material commitments for capital expenditures, see Note 41  to our Consolidated Financial Statements.

B.      Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2014, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that of the total increase in amount of capital expenditure in 2014 over 2013, the most significant proportions will be allocated broadband services with a portion of the increase allocated to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

We expect to fund the above commitments with our internal and external sources of funds. See explanation on “Capital Expenditures”.

C.      Denomination of Currency

As of December 31, 2014, details of material commitment for capital investment by currency are as follows:

Currencies	Amounts in Foreign Currencies (in millions)	Equivalent in Rupiah (in billions)
Rupiah		9.837
US Dollar	512	6.349
Euro	0.35	5
SGD	0.40	4
		16,195

D.      Planned Actions to Mitigate Foreign Exchange Risks

We are exposed to foreign exchange risk on sales, purchases and borrowings transactions that are denominated in foreign currencies, primarily in US Dollars and Japanese Yen. Nevertheless, our exposure to foreign exchange rates risk is not material.

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Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

For detail discussion on material commitments for capital investment, see Notes 41 and 44 to our Consolidated Financial Statements.

MATERIAL INFORMATIONS OF INVESTMENT, EXPANSION, DIVESTMENT,  ACQUISITION AND DEBT/CAPITAL  RESTRUCTURE

In 2014, we did  some activities related to investments, divestments, acquisitions and  debt/capital restructuring. The activities are as follows:

A.      Investment

-         On August 29, 2014, Telkom Metra entered into a shareholders agreement with Telstra Holding Singapore Pte. Ltd. to establish a joint venture known as PT TeltraNet Application Solutions ("Teltranet"). Telkom Metra acquired ownership of 51% or USD4,29 million of the total issued share capital USD8,43 million, but Telkom Metra was not have control in determining the financial and operating policies of Teltranet. Teltranet engaged in services and communication systems.

B.      Expansion

-         On January 16, 2014, we establish 100% ownership subsidiary under the name PT Infrastruktur Telekomunikasi Indonesia ("Telkom Infra") was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-03196.AH.01.01.2014 dated January 23, 2014 with. Telkom Infra is engaged in the construction, services and telecommunications trade.

-         On August 27, 2014, based on notarial deed Zulkifli Harahap, SH 21 dated August 27, 2014, was accepted and approved by the MoLHR in its Letter No AHU-22722. 40.10.2014 dated September 1, 2014, Telkom Property formed a 99.99% ownership subsidiary called PT Nusantara Sukses Sarana ("NSS"). NSS focused on the building and hotel management services and other services.

-         On August 27, 2014, based on notarial deed Zulkifli Harahap, SH 22 dated August 27, 2014, was accepted and approved by the MoLHR in its Letter No AHU-22723. 40.10.2014 dated September 1, 2014, Telkom Property formed a 99.99% ownership subsidiary called PT Nusantara Sukses Realti ("NSR"). NSR focused on services and trade.

-         On August 27, 2014, based on notarial deed Zulkifli Harahap, SH, No. 23 dated August 27, 2014, was accepted and approved by the MoLHR in its Letter No AHU-22724. 40.10.2014 dated September 1, 2014, Telkom Property formed a 99.99% ownership subsidiary called PT Nusantara Sukses Investasi ("NSI"). NSI focused on services and trade.

-         On September 11, 2014, based on notarial deed Jimmy TANAL, SH, MH, No. 118 dated September 11, 2014, PINS buy 25% of outstanding shares of PT Tiphone Mobile Indonesia, Tbk ("Tiphone") with an acquisition cost of Rp1.395 billion. Tiphone establish on June 25, 2008 with the name Tiphone Mobile Indonesia Tbk, with the main activities of running a business in the field of telecommunications equipment trade in the form of the following mobile phone spare parts, accessories, pulses as well as repair services and the provision of content through its subsidiaries.

C.      Divestation

In 2014, we have no divestation transacation.

D.      Acquisition

-         On September 25, 2014, Telkom Australia Telin through acquisitions over 75% share of Australia Pty Ltd Contact Centres. ("CCA") with an acquisition cost of AU$ 10,843,000 or equivalent to Rp116 billion. CCA is a private company based in Surry Hills, Sydney and founded in 2002. The company provides solutions Business Process Outsourching ("BPO"), engaged in the contact center services for fundraising (not for profit organization) and commercial business, a comprehensive and integrated with other services for end-to-end solution that is complete.

E.       Debt/Capital Restructure

In 2014, we have no debt/capital restructure.

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MATERIAL INFORMATION OF CONFLICT OF INTEREST AND/OR AFFILIATED TRANSACTION

In 2014, we have no conflict of interest or affiliated transaction.

MATERIAL INFORMATION AND FACTS AFTER ACCOUNTANT REPORTING DATE

We are not aware of any subsequent events occurred after the accountant’s report date until the issuance date of this Annual Report.

CHANGE IN ACCOUNTING POLICIES

The consolidated financial statements of the Group has  been prepared in accordance with Financial Accounting Standards (Standar Akuntansi Keuangan or “SAK”) including Indonesian Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) and Interpretation of Financial Accounting Standards (Interpretasi Standar Akuntansi Keuangan or “ISAK”) in Indonesia published by Financial Accounting Standard Board of Indonesian Institute of Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

Changes to the statements of financial accounting standards (PSAKs) and interpretations of statements of financial accounting standards (Interpretasi Standar Akuntansi Keuangan or “ISAKs”)

On January 1, 2014, the Group adopted new and revised PSAKs, which were effective in 2014. Changes to the Group’s accounting policies have been made as required in accordance with the transitional provisions in the respective standards and interpretations.

The adoption of these new/revised standards and interpretations had no material effect to the consolidated financial statements:

ISAK 27, “Transfer of Assets from Customers”

ISAK 28, “Extinguishing Financial Liabilities with Equity Instruments”

Several PSAKs and ISAKs have been issued by the Indonesian Financial Accounting Standards Board (DSAK) that are considered relevant to the financial reporting of the Group but are effective only for financial statements covering the periods beginning on or after either January 1, 2015.

Effective beginning on or after January 1, 2015

•         PSAK 1 (2013), “Presentation of Financial Statements”, adopted from International Accounting Standards (IAS) 1. These  amendments are expected to only impact the presentation of the consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 4 (2013), “Separate Financial Statements”, adopted from IAS 4. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 15 (2013), “Investments in Associates and Joint Ventures”, adopted from IAS 28. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 24 (2013), “Employee Benefits”, adopted from IAS 19. The amendments are expected to impact the Group’s consolidated financial position and performance mainly for the changes in: past service costs is  no longer deferred and recognized over the vesting period; actuarial gains or losses are recognized immediately; interest cost and expected return on plan assets are replaced with net interest cost which is calculated by applying the discount rate to the net defined benefit liability or asset at the beginning  of period.

•         PSAK 46 (2014), “Income Tax”, adopted from IAS 12. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 48 (2014), “Asset Impairment”, adopted from IAS 36. The amendments are not expected to impact the Group’s consolidated financial position and performance.

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•         PSAK 50 (2014), “Financial Instrument: Presentation”, adopted from IAS 32. The amendments are expected to only impact the presentation of the consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 55 (2014), “Financial Instrument: Measurement and Recognition”, adopted from IAS 39. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 60 (2014), “Financial Instrument: Disclosure” adopted from International Financial Reporting Standards (IFRS) 7”. The amendments are expected to impact the disclosure of consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 65, “Consolidated Financial Statements”, adopted from IFRS 10. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 66, “Joint Arrangements”, adopted from IFRS 11. The standards are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 67, “Disclosure of Interest in Other Entities”, adopted from IFRS 12. The standards are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 68, “Fair Value Measurement”, adopted from IFRS 13. The standards are not expected to impact the Group’s consolidated financial position and performance.

•         ISAK 26 (2014), “Revaluation of Embedded Derivatives”, adopted from IFRIC 9. The interpretations are not expected to impact the Group’s consolidated financial position and performance.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS

a.       Employee benefits

Under PSAK, the actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses at the end of the previous reporting period exceed 10% of the present value of the defined benefit obligation. These gains or losses are recognized on a straight-line basis over the expected average remaining service years of the employees. The change in the defined benefit obligation due to plan changes affecting vested benefits is recognized immediately in profit or loss, while the effect of plan changes affecting unvested benefits is amortized over future periods to the date the amended benefits vest. Interest income on plan assets is determined based on their long-term rate of expected return. PSAK does not specify which administration costs to include as part of the return on plan assets.

Under IFRS, remeasurements consist of actuarial gains or losses, including the difference between the actual return on plan assets (net of taxes and administration costs) with return implied by the discount rate, and changes in the asset ceiling are recognized directly to other comprehensive income. The entire change in the defined benefit obligation due to plan changes is to be recognized immediately through profit or loss. Net interest on the net deﬁned beneﬁt liability or asset comprises interest cost on the deﬁned beneﬁt obligation and interest income on plan assets that are measured using the discount rate at the beginning of the year. Only administration costs directly related to the management of plan assets are included as part of the return on plan assets.

b.       Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

c.        Related party transactions

Under Bapepam - LK (OJK) Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

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Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, government agencies and similar bodies whether local, national or international.

d.       Offsetting financial assets and liabilities

Under PSAK, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when currently there is a legally enforceable right to set-off the recognized amounts  and there is an intention to realize the assets and settle the liabilities simultaneously. PSAK does not specify the  circumstances in which the right of set-off must be legally enforceable in order to meet the criterion of the right of set-off.

Under IFRS, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when currently there is a legally enforceable right to set-off the recognized amounts  and there is an intention either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. The right of set-off  must be legally enforceable in all of the following circumstances: (a) the normal course of business, (b) the event of default,  and (c) the event of insolvency or bankruptcy of the entity and all of the counterparties.

Refer to Note 48 our Consolidate Financial Statement

TAXATION

The following summary contains a description of the principal Indonesian and US federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock.

Investors should consult their tax advisors about the Indonesian and US Federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

a.       Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). A “non-resident individual” is a foreign national individual who does not reside or intend to reside in Indonesia and is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-resident entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

1.       Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residency”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse the tax treaty. Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the US-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

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2.       Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an IDX may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on an IDX or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or our Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is completed by the recipient of the income and validated by the competent authority of the country where the recipients are resident to the buyer or our Company and to the Indonesian Tax Office that has jurisdiction over the buyer or our Company (if the buyer is a non-resident taxpayer).

In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for common stock or ADSs through the IDX, theoretically, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the US-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office through the IDX by making a specific application accompanied by a specific form set by the Indonesian Tax Office acting as a Certificate of Residency that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident.

3.       Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No. 24/2000 on the amendment and the amount of stamp duty rates Imposing Limits Imposed Price Nominal stamp duty, a transaction of up to Rp1,000,000 needs a stamp duty of Rp3,000, while any transaction of more than Rp1,000,000 needs a stamp duty of Rp6,000.

b.       Considerations Regarding Certain US Federal Income Tax

Pursuant to requirements relating to practice before the Internal Revenue Service, any tax advice in this communication (including any attachments) is not intended to be used and cannot be used, for the purpose of (i) avoiding penalties imposed under the US Internal Revenue Code, or (ii) promoting, marketing, or recommending to another person any tax-related matter.

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders (as defined below) that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code (the “Tax Code”). This summary is based upon existing US federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

This summary does not discuss all aspects of US federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not US Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for US federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any US federal estate and gift tax considerations, or state, local, or non-US tax considerations. Each holder is urged to consult their tax advisors regarding the US federal, state, local and non-US income, and other tax considerations of their investment in the ADSs or common stock.

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For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or common stock that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the US, (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created in, or organized under the laws of, the US or any state or the District of Columbia, (iii) any entity created or organized in or under the laws of any other jurisdiction if treated as a domestic corporation pursuant to the Tax Code, (iv) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (v) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a US person under the Tax Code.

If a partnership (or other entity treated as a “tax transparent” entity for US tax purposes) is the beneficial owner of ADSs or common stock, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend upon the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). For US federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.

1.       Threshold Passive Foreign Investment Company (“PFIC”) Classification Matters

A non-US corporation, such as our Company, will be treated as a PFIC, for US federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or common stock” is written on the basis that we will not be classified as a PFIC for US federal income tax purposes.

2.       Dividends

Any cash distributions paid by us out of earnings and profits, as determined under US federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum US federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation are treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010. A non-US corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the US which the Secretary of Treasury of the US determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the US. There is currently a tax treaty in effect between the US and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and we believe that we should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the NYSE, an established securities market in the US, they are considered readily tradable on that exchange.

The amount of any cash distribution paid in Rupiah should equal the US Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into US Dollar at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be US source ordinary income or loss. Dividends received on the ADSs or common stock will generally not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for US foreign tax credit purposes. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or common stock. A US Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for US federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

3.       Sale or Other Disposition of ADSs or Common Stock

A US holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be US source gain or loss for US foreign tax credit purposes. The deductibility of a capital loss is subject to limitations.

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4.       PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a US Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of US federal income tax that a US Holder could derive from investing in a non-US company that does not distribute all of its earnings on a current basis. In such event, a US Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or common stock and (ii) any “excess distribution” paid on ADSs or common stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a US Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if we become classified as a PFIC. Each US Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

5.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the US or by a US pay or US middleman to a holder of ordinary shares (other than an “exempt recipient,” including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 25% up to2014. The backup withholding tax is not an additional tax and may be credited against a US holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS. Copies of any information returns or tax returns for claims for refund filed by non-US Holders with the IRS may be made available by the IRS, under the provisions of a specific treaty or other agreement providing for information exchange, to the taxing authorities of the country in which a non-US Holder resides.

Impact of the Regulation Changes towards the Company

The framework for the telecommunications industry is comprised of specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999.

1.       Telecommunications Law

The telecommunications sector is primarily governed by Law No.36 of 1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities” thereby ending our and Indosat’s responsibility for coordinating domestic and international telecommunications services, respectively. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such  regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services.

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks.

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.8/2015  regarding the Fourth  Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services.

-          MoC Decree No.33/2004 regarding Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services.

-          MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development most recently amended by MoCI Regulation No.09/PER/M.KOMINFO/06/2010 dated June 9, 2010 regarding the sixth amendment of MoC Decree No.KM.4/2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development.

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2.       Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics Operations (“DGPIO”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances related to the postal  and telecommunications sectors  to the DGPIO including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by the Director General of Post and Informatics Operations and comprises of nine members, including six members of the public, and three members selected from Government institutions (DGRE and Director of DGPIO and a  government representative appointed by the Minister of Communication and Information).

3.       Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into following three categories: (i) provision of telecommunication networks, (ii) provision of telecommunication services,  and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services, as last amended by MoCI Regulation No.8/2015 regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Service, are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. MoC Decree No.KM.21/2001 categorized  the provision of services into basic telephony services, value-added telephony services, and multimedia services.

4.       Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights to provide domestic  fixed line telephone  and DLD services and Indosat’s  and Satelindo’s duopoly rights to provide basic international telephone  services. Instead, the Government adopted a duopoly policy to create competition between Indosat and us as comprehensive service and network providers.

5.       DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI there after amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

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Pursuant to MoCI Decree No.43/2007, we opened our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008. Since that  date, our customers are able to make DLD calls from Balikpapan by first dialing Indosat’s “011”. As stipulated in MoCI Regulation No.43/2007, we have provided a nation-wide network for three-digit access code for fixed and fixed wireless DLD with “01X” that can be used by Indosat or  other licensed operator starting September 27, 2011. To date, no other licensed operators have submitted a request to us to connect their networks and enable DLD access.

6.       IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. Our December 2005 interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

7.       Limited Mobility Wireless Services

MoC Decree No.KM.35/2004 dated March 11, 2004 regarding Implementation of Fixed Wireless Networks with Limited Mobility, as amended by MoCI Decree No.16/PER/M.KOMINFO/06/2011 dated June 27, 2011,  (“MoC Decree No.KM.35/2004”) provides that only local fixed network operators holding licenses issued by the MoC may offer limited mobility wireless (or fixed wireless) access services. In addition, MoC Decree No.35/2004 states that each limited mobility wireless access operator must provide basic telephone services. Under an automated migration feature, customers are able to make and receive calls on their fixed limited mobility wireless access phones using a different number with a different area code.

8.       Cellular

Cellular telephone service is provided in Indonesia on the radio frequency spectrum of 1.8 GHz (DCS technology), 2.1 GHz (UMTS technology) and 900 MHz (GSM and UMTS technology). The MoCI regulates the use and allocation of the radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 900 MHz, 1.8 GHz and 2.1 GHz frequency bands. For the allocation of radio frequency spectrum 2.1 GHz, in 2006 the government allocates a tender process for the allocation of 5 MHz, whereas for the allocation of additional radio spectrum allocated through an evaluation mechanism in 2009 and selection in 2013 where each is the addition of 5 MHz. The allocation of bandwidth in the 2.1 GHz frequency spectrum is regulated by:

-       MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 regarding the Determination of Winner of IMT-2000 Mobile Cellular Operator Selection at 2.1 GHz Radio Frequency Band.

-       MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Moble Cellular Operators at 2.1 GHz Radio Frequency Band.

-          MoCI Decree No.191 Year 2013 regarding the Determination of PT Telekomunikasi Selular as Winner in the Selection of Users of Additional Frequency Bandwidth at 2.1 GHz Radio Frequency Band for IMT-2000 Moble Cellular Operators.

9.       Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from  other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon  and fair.

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), mandated a cost-based interconnection tariff scheme for all network and services operators replacing the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula.

MoCI Regulation No.8/2006 requires  operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous  interconnection agreements between us and other network operators which also amended all interconnection agreements signed in December 2006.

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On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to Directorate General of Post and Telecommunication (“DGPT”)  Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This is the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our  and Telkomsel’s  RIOs which were approved on June 20, 2012. Until this report is published, no recalculation of interconnection fees for 2012 had been done as doing such should have been preceded by an evaluation on interconnection charges in 2011.

10.    VoIP

In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, as partly revoked by MoCI Regulation No. 11 of 2014, which imposed quality control standards in relation to VoIP services, which became effective three months thereafter, to which we and other operators must adhere the regulation.

11.    IPTV

Several provisions in the MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) regarding the Implementation of Internet Protocol Television (IPTV) Service has been amended by Regulation No.15/2014 regarding the Implementation of Internet Protocol Television (IPTV) Service that became the legal basis for the IPTV licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Berdasarkan Peraturan Menkominfo No.15 Tahun 2014, izin yang kami perlukan antara lain: (a) Izin Penyelenggaraan Jaringan Tetap Lokal, Jaringan Bergerak Seluler atau Izin Jaringan Tetap Tertutup; (b) Izin Penyelenggaraan Jasa Akses Internet / ISP; dan (c) Izin Penyelenggaraan Penyiaran Lembaga Penyiaran Berlangganan Jasa Penyiaran Televisi. Each consortium must together hold licenses  as a local fixed network provider, internet services provider and one broadcast services provider. Hal ini sejalan dengan dihapusnya ketentuan mengenai Izin Penyelenggaraan Penyiaran Lembaga Penyiaran Berlangganan melalui kabel, menjadi Izin Penyelenggaraan Penyiaran Lembaga Penyiaran Berlangganan Jasa Penyiaran Televisi.

Dalam Peraturan Pemerintah No.52 Tahun 2005 tentang Penyelenggaraan Penyiaran Lembaga Penyiaran Berlangganan (“LPB”) menyebutkan bahwa penyiaran dapat diselenggarakan melalui satelit, kabel dan terestrial. Penyiaran melalui satelit dapat menjangkau secara nasional, sedangkan kabel dan terestrial memiliki jangkauan wilayah tertentu. Izin LPB Penyiaran melalui satelit yang dimiliki PT Indonusa (Telkomvision) menjadi dasar hokum Telkom memberlakukan layanan IPTV secara nasional.

12.    Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies, our satellite operations also been the subject of Radio Communications Agency of the International Telecommunication Union.

Furthermore, MoCI Regulation No.37/2006 dated December 6, 2006 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires (i)  foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation,and (ii) the country of origin of the foreign satellite operators must also give permission to the Indonesian satellite operators to operate in that country.

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13.    Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights  in relation to, among others, quality of services, tariffs and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

14.    USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 1, 2008 regarding the USO (as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) provides that USO funds received will be used to fund telephone, SMS and internet access in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our unconsolidated gross revenues less uncollectable receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties. Pursuant to Government  Regulation No.7/2009 dated January 16, 2009 regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”), the current USO tariff rate is 1.25% of gross revenue.

15.    Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, from which uncollectible receivables from telecommunication operation (e.g., bad debt expense) interconnection payable, and/or connections utilized by other parties may be deducted.

Pursuant to Law No.28/2009 regarding Local Taxes and Local Fees, local governments are permitted to impose fees on the sites that we use for telecommunications towers. The fees may not exceed 2% of the site’s assessed tax value. Currently, there are some 525 local (provincial and regency level) governments through out Indonesia  that may be authorized to impose these fees to increase in the future.

16.    Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination, with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation is issued in the forms of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

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The Joint Decree regulates that license for telecommunication tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

PROPERTY, PLANT & EQUIPMENT

Our property and equipment is used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained elsewhere in Note 11  to our Consolidated Financial Statements.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Republic of Indonesia, pursuant to Agrarian Law No.5/1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2015  and 2053. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire.

We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20  years. We are not aware of any environmental issues that could affect the utilization of our property and equipment.

All assets owned by the Company have been pledged as collateral for bonds (Note 20a). Certain property and equipment of the Company’s subsidiaries have been pledged as collateral under lending agreements (Notes 17, Note 20a,  and 21 of our Consolidated Financial Statements).

As of December 31, 2014 the cost of fully depreciated property and equipment of the Company  that are still used in operations amounted to Rp47,910  billion. We are currently performing modernization of network assets to replace the fully depreciated property and equipment.

INSURANCE

As of December 31, 2014, property and equipment excluding  land rights, with net carrying amount of Rp85,352  billion were insured against fire, theft, earthquake and other specified risks, including business interuption, under blanket policies totalling of Rp15,244  billion, US$119 million, EURO133 thousand, SGD29 million and HKD19 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

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OPERATIONAL OVERVIEW

NETWORK INFRASTRUCTURE DEVELOPMENT

Our network infrastructure can be categorized into national and international network infrastructure. National network infrastructure was held to realize one of our major programs, namely Indonesia Digital Network ("IDN").

International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

After the Batam Singapore Cable System (BSCS), Asia America Gateway (AAG), and Singapore Japan Cable System (SJC) on March 7, 2014, our subsidiary TII or Telin,  in cooperation with other 17 global telecommunication providers signed MoU of submarine cable development project, South East Asia – Middle East -Western Europe 5 (SEA-ME-WE 5) in Kuala Lumpur, Malaysia. SEA-ME-WE5 is a submarine cable system with a length of approximatelly 20,000 km stretching from Dumai, Indonesia to several countries in Southeast Asia, France and Italy, with direct connection from Indonesia to Europe, SEA-ME-WE 5.

Development of submarine cable system infrastructure was also carried out by signing MoU of Southeast Asia – United States (SEA – USA) Cable System, where Telin is also joined as member on a consortium with other 6 global telecommunication companies. SEA – US connects Manado (Indonesia), Davao (Philippines), Piti (Guam), Oahu (Hawaii, United States), and Los Angeles (California, United States). In line with SEA-ME-WE5, the submarine cable system has a capacity to accommodate data and internet requirement from Indonesia directly to the owner of the majority of the world internet content, Silicon Valley.

To support the international services both voice and data, Telin  operates 16 points of presence (“POP”) in various parts of the world, including in Asia (Dubai, Singapore, Hong Kong, Malaysia and Tokyo), Europe (London , Frankfurt and Amsterdam) and the USA (Ashburn, New York, Los Angeles, San Jose and Palo Alto).

National Network

In the master plan and IDN infrastructure, our target was to modernize legacy network into a network that used a broadband access infrastructure. We have 13.3 million homepass of broadband access while Telkomsel digital network was strengthened by  85,420 base stations.

We continue to pursue development of our network infrastructure to offer a more efficient and cost-competitive service as part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our Indonesia Digital Network ("IDN") program. In the framework of developing high-quality, efficient and competitive infrastructure in terms of the costs in delivery services, we continue to pursue the development and improvement of the network infrastructure, known as Telkom One Network, which was built and operated by Telkom Group.

Our IDN program involves the following three program developments:

1.       id-Convergence  (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

2.       id-Ring: development of our transport network infrastructure into an IP-based and optical backbone network.

3.       id-Access: development of our customer access network infrastructure into a high speed broadband access through fiber optic and Wi-Fi networks.

Fixed Wireline Network

As of December 31, 2014, we managed  9.7  million fixed wireline connections. In the master plan and IDN infrastructure, our target was to modernize legacy network into a network that used a broadband access infrastructure.

Operating Statistics	As of and the year ended December 31,
	2014	2013	2012	2011	2010
Exchange capacity	13,946,801	13,918,369	13,908,003	12,180,214	11,237,229
Installed lines	10,341,807	10,650,652	11,109,156	11,005,208	10,510,048
Lines in service*	9,698,255	9,350,806	9,034,010	8,688,526	8,302,818

*  Lines in service are subscriber liner and public telephone lines, including the lines in services that we operated under revenue-sharing arrangement

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Fixed Wireless Network

Our fixed wireless infrastructure consists primarily of mobile switching centers (“MSC”) and base station sub systems (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). According to the Decree of the Minister of Communication and Information of the Republic of Indonesia  No. 934, dated September 26, 2014, approval has been given for the allocation of radio frequency 8 MHz in the range of 880-887.5 MHz paired with 925-932.5 MHz from our Company to Telkomsel. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our fixed wireless business and migrated  subscribers to Telkomsel. However, we plan to continue to operate the Flexi service till the end of 2015 or until our remaining Flexi customers have migrated to Telkomsel, if earlier.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE,3.5G  and 4G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of bandwidth on the 2.1 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In 2014, Telkomsel has added ##D<CYPYBTSTSel> unit of BTS. As of December 31, 2014, Telkomsel’s digital network was supported by  85,420 BTS.

Data and Internet Network

In 2014, we continued to improve the quality of our data network by providing additional capacity and coverage. We provided broadband access using MSAN technology with 13.3 million homes passed.  As of December 31, 2014, we have expanded our metro ethernet network by 874,450Mbps  which is able to provide broadband services throughout Indonesia. The Metro ethernet is also used as the main link for the IP DSLAM, MSAN for Speedy (which is in the process of being rebranded to IndiHome) broadband, softswitch, IP VPN and GPON broadband for mobile backhaul, corporate business solutions and triple pay services. As of December 31, 2014, we have added additional 11,802  BTS node B, bringing it to a total of 38,836  BTS node B.

As of December 31, 2014, we have extended the capacity of our internet gateway to reach an installed capacity of 390,2  Gbps. This ensures the adequacy of the capacity of the internet gateway so that it is able to anticipate the expected growth in broadband traffic for both fixed and mobile. In 2014, we also operated a content distribution network (“CDN”) with a capacity of 261Gbps in collaboration with Akamai, Google and Yahoo.

Throughout 2014, we continued to expand the scope of Indonesia’s Wi-Fi services by deploying additional network access points either through internal development programs and various forms of cooperation with third parties. As of December 2014, a total of    177,514 access points have been installed.

Data Center

Our subsidiary, Telkomsigma, manages our data center. With the support of Telkom Indonesia’s network across Indonesia, we expect Telkomsigma’s data center to reach a total building area of 100,000m2 by 2015. With the capabilities of this network, Telkomsigma will be able to provide integrated data storage solutions for many companies in Indonesia, including for those located far from the big cities.

Transmission Network

As of 2014, our broadband network serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, remote switching facilities and core routers, which connect a number of access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable networks, as well as satellite transmission networks and other transmission technologies.

Transmission Network	Capacity (number of Transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2012	131,546	720	92	55	260	3
2013	131,303	736	100	58	337	3
2014	129,557	708	108	63	398	2

Note:The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), STM64 (equivalent to 4 STM16), and STM256 (equivalent to 4 STM64). STM or Synchronous Transfer Mode ("STM") is the unit typically used in backbone transmission networks. Facilitating broadband services requires high capacity transmission networks using nxSTM-1 units. E1 units are used to support legacy services.

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We operate two satellites, namely Telkom-1 and Telkom-2. Telkom-1 has a capacity of 36 transponders consisting of 24 Standard C-Band transponders and 12 extended C-band transponders, while Telkom-2 has a capacity of 24 C-band transponders Standards. Both satellites are controlled from the main control station in Cibinong - Bogor, West Java, and to ensure the continuity of services since early 2014, we have had a backup control station in Banjamasin Borneo.

In addition to our  Telkom-1 and Telkom-2 satellites, we also lease transponder capacity for 35  TPE (transponder equivalent, @36 Mhz), comprising 9 TPE from the JSAT-5A (132 BT) satellite, 10 TPE from the Etuelsat 172A (172 BT) satellite, 8 TPE from the Chinasat-10 (110 BT) satellite, 6  TPE from the Intelsat-8 (169 BT) satellite, and 1 TPE from Koreasat (75 BT).

Besides operating the satellite, we also provides 161 link of  IP backhaul links for ourselves network or as well as 322 earth station with around 1.36 Gbps capacity. Transponder capacity for this link mostly through lease transponder capacity from Foreign.

To maintain the continuity and developing of this business, we conduct a construction of Telkom-3S (substitute) and prepare the procurement of Telkom-4 as a replacement for Telkom-1. Telkom-3S has a 49 TPE capacity that consists of 24 TPE standard C-band, 12 TPE Extended C-band and 13 TPE Ku-Band. Meanwhile, Telkom-4 as a replacement for Telkom-1 with the development of coverage to India has a capacity of 60 TPE which consists of 24 TPE standard C-band with coverage of Indonesia, 24 TPE standard C-band with India coverage and 12 TPE extended C-band with coverage of Indonesia. Telkom-3S which is currently under construction is planned to be rolled at the end of 2016, while Telkom-4 is planned to be rolled at the end of 2017.

In line with the construction of Telkom-3S and Telkom-4, we are currently planning the placement of Telkom-2  RFS post Telkom-3S and Telkom-1 RFS post Telkom-4. The placement of these two satellites, then in 2018, we will operate four satellites with a total capacity of 169 TPE.

We are also currently exploring the various alternatives for cooperation with operators for the provision of capacity for Telkom including cooperation through long-term leases, joint development of a satellite in an Indonesia orbital slot and acquisition of satellites in the orbit.

RESEARCH AND DEVELOPMENT

As a technology-based company, we continue to focus on product and service innovation through ongoing research and development programs. Our research and development activities  are under Innovation & Strategic Portfolio Directorate, Innovation & Design Center (“IDeC”) unit.

The following are main activity of IDeC:

•         Act as TIMES product development center, through innovation incubation management, either from internal or external parties.

Product/service innovation activity is carried out in a product incubation adopting Lean Startup method. Under  this method, customer’s admired product will be created to be the solution for the customer’s issue. Product innovation incubation phase in Telkom covers customer/problem validation, product validation, business model validation, and market validation. These phases are also applied for innovation driven from internal and external of the company’s proposed by the Startup through Indigo program.

•         New digital business ecosystem development.

Through a convergent perspective and coherent effort carried out, several new digital business ecosystem developments is performed through series of business analysis phase on current ecosystem and by giving new benefits acquired from digital technology implementation. In this digital business ecosystem, comprising of ready to be developed products.

•         Research on new technology, infrastructure, product and business.

Infrastructure research is a new technology implementation view activity starting with technology scanning to the determination of it system/equipment standardization, prove of concept practice and quality assurance activity performed through laboratory testing or sampling test activity on its implementation. The infrastructure developed is supporting factors and integrated part with the developed products and services. These infrastructure research activities refer to technology roadmap applied by NITS Directorate.

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•         Preparation of technology standard and implementation of product & infrastructure quality assurance.

As sequence of technology and product implementation preparation, a technology standard is prepared as a specification manual for infrastructure equipment. This technology standard will be further functioned as quality assurance testing reference for the infrastructure equipments to be implemented. Besides undertaking quality assurance on infrastructure equipment, a product quality assurance function is also developed before entering commercial phase. The execution of quality assurance product includes namely testing phase for application security, response time and user experience/user interface.

•         Provision of solutions and technical analysis on operational issues.

Besides developing new technology and conducting quality assurance, IDeC Unit supports problem solving for operational issue in form of technical analysis. To support this function implementation, an infrastructure test bed has been developed to simulate infrastructure behavior and provide solution of occurred problems.

According to our 2014 Core Program, to support Telkomsel Double Digit Growth, Indonesia Digital Network and International Expansion, the IDeC also covers 10  areas including: Creative Center & Indigo Incubator,  eTourism, Portal Hi Indonesia, Apps. Hi City, Mini Lab IDN, Radio 2.0, Smart Home Box, Smart Building, Upoint Phase 2, SDP & IMS Integration.

As part of our Indigo Incubator Program in 2014 for external innovations, there were 398 proposals submitted by startups of which we selected 17 product innovations to be incubated through Bandung Digital Valley (BDV) and Jogja Digital Valley (JDV) business incubators.

We routinely make investments to improve products and services. Total expenditure was approximately Rp13 billion, Rp14  billion and Rp4 billion (US$3 million), in 2012, 2013  and 2014,  respectively.

LICENSING

To provide national telecommunications services, we have a number of product and service licenses that are consistent with the applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services. We have secured new licenses that have been adjusted as required, of which are as follows:

Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of Domestic Long Distance and Basic Telephony of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk; and

-          MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Closed Fixed Network of PT Telekomunikasi Indonesia Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No.KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band, 22.5 MHz of radio frequency bandwidth in the 1.8 GHz band and 15 MHz of radio frequency bandwidth in the 2.1 GHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also holds licenses  from the Indonesian Investment Coordinating Board that permits Telkomsel to develop cellular services with national coverage, including the  expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

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In connection with the transfer of the Flexi business to Telkomsel, in September 2014, the MOCI, through Decree No. 934 of 2014, approved the reallocation of the 800 MHz frequency spectrum being used for our Flexi business to Telkomsel. The reallocation is expected to take place after we terminate our Flexi service on the earlier of December 31, 2015 or the migration of our Flexi customers to Telkomsel.

International Calls

We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

We have a license to operate a closed fixed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed closed fixed network to, among others,  telecommunication network and service operators, and to provide an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, Telin, a license to operate a closed fixed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

VoIP

We are licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on Voice over Internet Protocol ("VoIP")   services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.65 of 2015 dated February 3, 2015 regarding the provision of ITKP services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011, as amended by Director General of Post and Informatics Operations Decree No. 302 0f 2013. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services  with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPI Decree No.331/KEP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding the license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

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BWA

In July 2009, we won a tender for a wireless broadband access license and the right to provide BWA services in 12 zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services, as last amended by MoCI Decree No 325/KEP/M.KOMINFO/05/2012. Due to inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

MoCI Regulation No.19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency. Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No.19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology. Vendors instead preferred to support the mobile BWA technology selected by other operators. Mobile BWA technology competes with Telkomsel. We therefore returned 4 of the 5 zones, which we had received. We retained our BWA license for Maluku zone so we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a wireless broadband access operator is in line with the transformation of our business to TIMES, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

In July 2011, we are licensed to operate packet switched based on local fixed network by referring to MoCI Decree No.331/KEP/M.KOMINFO/07/2011 dated July 27, 2011 on the License of Operating Packet Switched Based Local Fixed Network of PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No. 169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

Payment Method Using e-Money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009. We operate our e-money business under the brand names “T-cash”.

With the issuance of Bank Indonesia Circular Letter No. 9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

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Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009 and No.12/48/DASP/13, we and Telkomsel may operate as a money transfer services provider.

IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through the MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. In accordance with Regulation 15 year 2014 on Amendment of MCIT Decree  No.11/PER/M.KOMINFO/07/2010 regarding the Implementation Services Internet Protocol Television ("IPTV"), that the IPTV service can be applied nationally.

Construction Services Business License (“IUJK”)

On June 6, 2012, the City Government of Bandung issued a construction services business license to us through IUJK No. 1-3273-858971-2-001772 for Telkom. The IUJK is valid for the execution of construction services throughout the domain of the Republic of Indonesia, comprising architecture, civil, mechanical and electrical works. The IUJK is valid until June 5, 2015. We are in the process of renewing this license.

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FUNCTIONAL OVERVIEW

HUMAN CAPITAL

In order to win the global competition, we continuously develop the professionalism of our Human Capital through global certification and global talent programs. This becomes our preparation in welcoming ASEAN Economic Community (“AEC”) in 2015. Telkom realizes that Human Capital plays a strategic position and role towards achieving our vision as a world-class company with global standards. Therefore, Telkom continues to develop existing Human Capital, while also enhancing industrial relations aspects with the employees.

GLOBAL TALENT PROGRAM (“GTP”)

As TIMES provider with vision to become global market player, human capital holdsvery important role. To win international level competition, strong leadership and excellent employees with global experience and internationally acknowledge certification are required.

Respective international-scale leadership and employees are prepared under Global Talent Program (GTP) by delegating particular assignment to chosen employee. GTP is performed by referring to Competency Development Policy pursuant to Decree No.PR.206.03/2013 dated April 12, 2013. The policy states that GTP is a special assignment for talented employee to be trained as Great People. The special assignment aims to win the competition and achieve corporate business targets throughout international assignment experience and certification.

GTP is part of Corporate University (CorpU). We have committed by implementing Center of Excellence as first and principal Strategic Initiative of the Company to develop learning organization. CorpU becomes a means of competency development by utilizing knowledge to support corporate business requirement to establish International Standard Center of Excellent Human Capital in TIMES industry. The effort is also carried out to support business performance enhancement as well as to implement new corporate culture under the tagline “From Competence to Commerce.” The tagline means that competent employee will create business.

EMPLOYEE PROFILE AND COMPOSITION

In 2014, our employees reached to 25,284  employees, comprised of 17,279  Telkom employees and 8,005  subsidiaries employees. Employees of Telkom recorded 3.4% decrease from position as of December 31, 2013 in line with continuation of multi exit program as part of our effort in undertaking HR revitalization and efficiency improvement since 2002.

Employee Profile and Composition

Composition	Employee Numbers	Composition changes to the previous year (%)
Telkom Employees as of December 31,
2012	19,185	-
2013	17,881	(6.8)
2014	17,279	(3.4)
Subsidiaries Employees as of December 31,
2012	6,498	-
2013	7,130	9.7
2014	8,005	12.3

Employee profile based on position was changed. In 2014, senior management were of 541  employees, increased from 2013  which was 441  employees. Total employees on middle management position grew from 3,987 employees in 2013  to 4,181 employees in 2014. Increase in total employees based on position was also recorded on supervisor level from 12,031 employees in 2013 to 12,031  employees in 2014. Meanwhile, on other positions, employees profile decreased from 8,552  employees in 2013 to 7,485  employees in 2014.

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Employee Profile by Position

Position	Telkom	Subsidiaries	Telkom Group	(%)
Position in 2014
Senior Management	151	390	541	2.1
Middle Management	2,939	1,242	4,181	16.5
Supervisors	10,233	2,844	13,077	51.7
Others	3,956	3,529	7,485	29.6
Total in 2014	17,279	8,005	25,284	100.0
Position in 2013
Senior Management	135	306	441	1.8
Middle Management	2,711	1,276	3,987	15.9
Supervisors	9,936	2,095	12,031	48.1
Others	5,099	3,453	8,552	34.2
Total in 2013	17,881	7,13	25,011	100.0

Our employee profile based on education level in 2014 was dominated by university graduate at 11,769 employees, while diploma graduate was 5,184 employees, 5,995 pre-college employees and 2,336 post-graduate employees.

Employee Profile by Educational Background

Level of Education	Telkom	Subsidiaries	Telkom Group	(%)
Level of Education in 2014
Pre University	5,289	706	5,995	23.7
Diploma Graduates	4,093	1,091	5,184	20.5
University Graduates	6,159	5,610	11,769	46.5
Post Graduates	1,738	598	2,336	9.2
Total in 2014	17,279	8,005	25,284	100.0
Level of Education in 2013
Pre University	5,632	665	6,297	25.2
Diploma Graduates	4,260	974	5,234	20.9
University Graduates	6,262	5,002	11,264	45.0
Post Graduates	1,727	489	2,216	8.9
Total in 2013	17,881	7,130	25,011	100.0

In 2014, employees profile based on age is as follows. Employees over 45 years old were 13,740 employees while the employees under 30 years were 2,643 employees and employees between 31-45 years were 8,901 employees.

Employee Profile by Age

Age Group	Telkom	Subsidiaries	Telkom Group	(%)
Age Group in 2014
<30	680	1,963	2,643	10.5
31 - 45	3,784	5,117	8,901	35.2
>45	12,815	925	13,740	54.3
Total in 2014	17,279	8,005	25,284	100.0
Age Group in 2013
<30	756	1,644	2,400	9.6
31 - 45	4,170	2,001	6,171	24.7
>45	12,955	3,485	16,440	65.7
Total in 2013	17,881	7,130	25,011	100.0

From gender group, employee profile was largely dominated by male employees at 78.8% in 2014 and 79.4% in 2013. The employee profile based on gender is comprehensively illustrated on following table.

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Employee Profile by Gender

Gender Group	Telkom	Subsidiaries	Telkom Group	(%)
Gender Group in 2014
Male	14,091	5,824	19,915	78.8
Female	3,188	2,181	5,369	21.2
Total in 2014	17,279	8,005	25,284	100.0
Gender Group in 2013
Male	14,662	5,204	19,866	79.4
Female	3,219	1,926	5,145	20.6
Total in 2013	17,881	7,130	25,011	100.0

HC MANAGEMENT

We have completed the formulation of a Human Capital Master Plan in order to optimize the potentials of human capital within the Telkom Group. The Human Capital Master Plan has been prepared as a comprehensive and integrated formulation with reference to our long term and annual strategic plan, as well as the business strategies of each company within the Telkom Group.  The formulation of the Human Capital Master Plan is also based on an accurate and measurable supply and demand analysis using relevant reference data, particularly on productivity ratios of a number of peer companies.

Information contained on Telkom Group Human Capital Master Plan was  as follows:

•         projections of Telkom Group human capital numbers, calculated on the basis of the business portfolios for the next five years;

•         projections of the composition of our human capital with reference to job stream, education, age and position; and

•         a workforce plan that contains annual human capital planning for each company in the Telkom Group

Formulation of an integrated Human Capital Master Plan helps the Company to accurately project the human capital needs, in terms of both numbers and competencies; develop staffing plan and employee career development plan; and measure the human capital productivity.

Fulfillment of HC requirement and related infrastructure is addressed with emphasis on the synergy and optimization of internal resources existing within the Telkom Group.

Our human capital management strategies emphasizes on the harmonization of the number and competencies of our workforce in line with our business portfolio that has already more focused on TIMES. We are also striving to improve synergy and efficiency among companies within Telkom Group and continuously enforce implementation of corporate values as implemented. The effort is implemented by preparing a five year employee allocation and workforce plan annually to provide more accurate information to support the company’s growth.

Recruitment

Our recruitment program has a strategic objective in capturing best talents on workforce market, aiming not only to prepare future Telkom leader succession but also to strengthen our excellence in the business. The program is prepared and carried out particularly throughout fresh graduate recruitment to hire future leader potential employee with international standard, as well as to recruit professional with deeper skill. Series of tight selection is performed to ensure suitability of the candidate’s competency with the Company’s needs.

We implemented recruitment program by optimizing internal resource through synergy between the Company and subsidiaries including carrier days event, campus recruitment event, sharing database management, sharing infrastructure & facilities as well as other synergies based on necessity.

As of December 31, 2014, we have hired 224 new employees.

HC  Competency Development

Competency Based Human Resources Management (”CBHRM”)

We implemented human capital competency development stated on Human Capital Human Capital Master Plan, which is in line with implemented corporate business strategy throughout CSS and Corporate Annual Message (“CAM”). Further, the competency development strategy is gradually translated by means of Learning Blueprint Development of Curriculum (DACUM), Learning Road Map, and Human Capital Development Plan (“HCD Plan”). The HCD Plan is continuously revised annually to align with our business dynamics.

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Being consistent with prior initiatives taken in previous years, we implement CBHRM approach on the management of entire human capital system including employee competency assessment. The assessment is performed by referring to several competencies  required on the job as stated under Distinct Job Manual (DJM) for each position. We also have competency list managed by the Company under Competency Directory which is prepared through competency model comprising of Mandatory Competency (values), Generic Competency (Personal Quality), and Specific Competency (Skill & Knowledge). All of these three models are developed, adjusted and refined to support fair and transparent employee performance assessment process.

The concept of Telkom Group management is grounded on 8S’s elements which are Spiritual, Style, Share values, Strategy, Staff, Skill, System, Structure. “Spiritual” will become a guidance for a “Leader” in exercising leadership, other cultures and elements in the Company.

Employee competency development program is focused on following aspects:

•         Culture  development, focusing on core values internalization and enforcement as the culture shaping basis which are Solid, Speed, Smart or Telkom 3S.

•         Role skill Development, focusing on personal quality development required by each  preferred/defined role category.

•         Competency  development based on job demand.

Following the corporate business transformation which focuses on TIMES business, HC competency development may be conducted through series of training and educational programs, either directly or indirectly related with business and operational strategies. In preparing 2015 competition, we set up competency and skill development programs toward digital company ear. Besides hard skill (Telco 1.0), related with infrastructure, soft skill (Telco 2.0) also needed which in relation with product innovation business (service development, partnership, software and design, customer experience management, customer data, financial model), big data related with utilization of data base linked to customer behavior (psychology, statistic, math), digital (user experience, user interface, design).

Employee Remuneration

Telkom offers competitive remuneration package based on prevailing law and periodically benchmarking the market price.

Objectives of Telkom Remuneration System comprises of 4 (four) main pillars are:

a.       To attract

Remuneration system of Telkom is designed and developed particularly to attract potential and highly qualified employee candidate, both fresh graduate and professional staff which will be directly placed on certain positions.

b.       To retain

Remuneration system of Telkom is designed as a tool to establish comfort working sphere that will retain and enhance loyalty of high quality professional employee.

c.        To motivate

Remuneration system of Telkom is designed as a mean to raise motivation of each employee to always improve personal quality and to become high performed employee.

d.       To support

Remuneration system of Telkom is designed to support the management in pursuing the objectives, performance target and corporate business strategy comprehensively.

Based on objectives of remuneration distribution, Remuneration system component in Telkom is divided into 3 (three) major parts known as 3P Remuneration System which are:

a.       Pay for Person

A remuneration component to appraise individual competency of each employee according to competency profile required on chaired position and working period. Pay for person shifting throughout Remuneration Adjustment is determined based on competency assessment result and also aligned with the remuneration comparation  condition.

b.       Pay for Position

A remuneration component provided to appraise policy, mastery and accountability required for certain position. Shifting on pay for position through the Remuneration Adjustment is determined by employee position class as well as Job Characteristics and Unit Function.

c.        Pay for Performance

A remuneration component provided to appraise employee performance in achieving target as implemented on certain period. Process in determining employee remuneration on pay for performance is carried out by considering Individual Performance Score and Unit Performance Score.

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Based on type and nature of remuneration components, Telkom Remuneration Structure comprises of 2 (two) major components which are:

a.       Compensation

The component consists of Monthly Salary, Holiday Feast Allowance, Leaves Allowance and Income Tax (PPh 21).

b.       Benefit

        The component consists of Fixed Benefit and Variable Benefit. These two sub-components are provided in form of Cash Benefit and Non Cash Benefit.

For incentive distribution, the Company budgeted on current year but the realization will be distributed on next years after the publication of audited Financial Statements and approved on the General Meetings of Shareholders (GMS). The incentive distribution will only be conducted if Net Income target is achieved.

Employee Reward

We annually grant several rewards to raise employee’s working spirit to support achievement of business target, corporate value, service quality to the customers and employee performance.

IT based HC Services

IT based HC services which have been developed since 2009 are continuously optimized such as E-Learning, Online Scholarship Registration, Online Individual Working Target,  Online Presence, Online  Official Travel Order Letter (SPPD), Online Leaves, Online Career, Competency Assessment, Online Distinct Job Manual, Online SPT, Retirement Application, Learning Card, ESOP Shares Trading Application, Knowledge Management Application (KAMPIUN) and Health Information Website.

Telkom also implements several IT applications such as corporate business automation both in form of electronic official note, virtual meeting, unified communication, shared files, online survey, personal workbook and intranet.

Moreover, to strengthen internal communication, which is mainly related with HC policy, Human Capital Management and employee helpdesk are provided and accessible for the employee who wishes to acknowledge other policies and information related with HC management and development.

We also optimize employee media relation and HC service center to ensure that several employee-related issues will be handled and communicated effectively. Besides, we also prepare phone line, personal service, email and website that will facilitate communication between the employees and HC Division.

Pension Program

We have two pension program, Defined Benefit Pension Plan (“PPMP”) and Defined Pension Premium (“PPIP”)

a.       Defined Benefit Pension Plan (PPMP)

Defined Benefit Pension Plan (“PPMP”) Pension calculation for PPMP participant is based on working period, salary level on the retirement period and is transferrable to insured parties if respective employee passed away. Telkom Pension Fund is in charge to manage this program and primary source of the Pension Fund is acquired form employees contribution and from the Company. Employees’ participation on this program is 18% from basic salary (before March 2003, level of the employees contribution is 8.4%) while the Company supports the rest of the contribution. Monthly pension benefit for retired employees are around Rp425,000 per months. Contribution of the Company to the Pension Fund reached to Rp187 billion, Rp186 billion and Rp nil billion each for years ended on December 31, 2011, 2012 and 2013.

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Telkomsel also held PPMP for its employees. Under this program, employee reserves the rights on pension benefit calculated based on latest basic or net salary received and employee working period on PT Asuransi Jiwasraya (Persero), which manages this program based on annual insurance contract. Up to 2004, employee’s contribution on this program was 5% from monthly paid salary while Telkomsel pays rest of implemented contribution. Since 2005, contribution for the program is fully paid by Telkomsel. Moreover, Telkomsel also provides reward program for the employees with long working period in form of cash reward or additional leaves. The reward is provided for the employees with certain working period or during the employment dismissal.

Infomedia also holds PPMP program for its employees.

b.       Defined Contribution Pension Program (PPIP)

Telkom holds Defined Contribution Pension Program for permanent employees recruited since July 1, 2002. The PPIP is managed by Financial Institution Pension Fund (DPLK), where the employees may choose over several DPLK to perform this program. Annual contribution of the Company on PPIP is determined based on certain percentage from basic salary of participated employee, which reached to Rp5 billion, Rp6 billion and Rp5 billion for years ended on December 31, 2011, 2012 and 2013.

To establish more effective and competitive business environment, we also have Advance Retirement Program (“Pendi”). The program is implemented align with Human Capital Master Plan implementation for 2014 – 2018 period which is estimated will reduce number of Telkom’s employee to improve employee’s composition. The program is offered voluntarily to the employee who is considered has fulfilled certain requirement related with education level, age, position and performance. Since 2002 to December 31, 2014, the Company has allocated Rp7.3 trillion fund as a compensation for 14,195 employees as the participation of this program

Health Service Program

Health service for employees and core families as dependents were managed by Yakes. The health service is expected to contribute in improving the Company’s productivity. We hold medical check-up annual for the employees with health status (stakes) as the result.

We have also issued healthy life perspective policy. The health facility is also available for retired employees including dependent family, through two following scheme:

•         Employee  was appointed as permanent employee before November 1, 1995 and has working period for more than 20 years is illegible to participate on health service facility managed by Yakes Telkom; and

•         All  other permanent employees are also illegible to get health facility in form of insurance allowance.

Employees of subsidiaries entitle to a government-sponsored health facility program, acknowledged as BPJK.

Total budget allocated for employee insurance program in recent 5 years is shown on below table:

Employee Health Service Budget	2010	2011	2012	2013	2014
Total (Rp billion)	136	121	150	162	153

Industrial Relation Management

Pursuant to Presidential Decree No. 83/1998 on Ratification of ILO Convention No.87 of 1948 on Freedom to Unite and Protection on Rights to Establish Organization, Telkom’s employee established “Telkom Workers Union” or known as “SEKAR.” As of August 2014, SEKAR has 15,526 members from employees or 89.9% from total Telkom’s employees.

In compliance with Law No.13/2003 on Employment and Joint Labor Agreement (“PKB”) and Regulation of Ministry of Workforce and Transmigration No.16/2011 on Company Establishment and Regulation Authorization as well as Preparation and Registration of Joint Labor Agreement, SEKAR is authorized to represent employees on PKB discussion with the Company’s management.

In 2014, PKB V is applied which had been authorized in 2014. The PKB is always be reviewed through Bipartite Cooperation Institution (LKS). Several communications conducted by the Company and workers union are as follows:

•         Evaluating PKB Agreement.

•         Incidental Meeting, to discuss technical aspects related with PKB realization.

•         Socialization in cooperation between management and SEKAR related with PKB and other corporate policies.

•         Industrial relation training for SEKAR’s committee.

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As of November 2014, there were seven meetings held between the Company and SEKAR to discuss various issues related with the Company’s policy.

Telkomsel and Infomedia also have a workers union. The workers union in Telkomsel, “SEPAKAT” or “Serikat Pekerja Karyawan Telkomsel” consists of 3,723  employees as members or 81,1% from total Telkomsel’s employees.

Extracurricular Activity

We provide an opportunity to entire employees to participate on extracurricular activity, mostly one which will support the employees’ productivity.

Employee’s extracurricular activity includes religious, cultural and sport aspects. On religious aspect, extracurricular activities held were namely Telkom Bandung Raya Christmas Celebration, Telkom Bandung Raya Easter Celebration, Book Review, Qoran Recital Competition, Utsawa Dharma Gita (Hindu), Musabaqoh Tilawatil Quran, Ramadhan Boarding School, and others. On cultural sector, activities held were namely Gamelan Art, Keroncong, Bakti Bagi Negeri, Photography (Photo – 135), Toastmaster Club (Public Speaking & Leadership), and others. For sport aspect, the activities held were namely Tennis, Basket Ball, Cycling, Motor Cycle, Table Tennis, Nature Adventure, Zumba, Yoga, Aerobic and others.

HC INVESTMENT

To implement training and education program in 2014, the Company spent  Rp195  billion or average of Rp7.7  million per employee. In 2013, we spent Rp265.3 billion, or average budget per employee of Rp10.6 million.

INFORMATION TECHNOLOGY

Information Technology has a vital role for the Company in supporting the business process, both in front office and back office. As an integrated part of all of organization function, information technology division is managed based on strategic plan translated into vision and mission.

Information technology management in Telkom is grounded by firm vision, “To become an excellent IT service & solution provider.” The vision illustrates that Information Technology of Telkom serves as IT service provider as core business of the Company towards a reliable and superior business with an excellent utilization through a structured and controlled process and innovation environment.

Further, the vision needs to be achieved by carrying mission of “Nurturing digital culture in providing integrated, effective, and efficient business solution as well as competitive IT service innovation.” The mission determined information technology management direction by growing and implementing digital culture under following principles:

•         Information system solution as business enabler for Telkom as an integrated solution.

•         Quality of Information Technology solution in Telkom has to be created from effectiveness and productivity of business process and the business supported.

•         Information technology management is directed towards efficient and cost-effective management to give optimum value to the Company.

•         Development of conducives  environment to encourage IT innovation to support Telkom business transformation.

•         Excellent IT solution creation to bring differentiation and competitive value for Telkom’s initiative in winning digital market competition.

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IT Governance Structure

Information Technology management in Telkom Group,  which way too complex,  requires a good and firm governance. Information Technology governance in Telkom Group is directed to provide operational and business support by providing IT Shared Service developed by optimizing existing resource. Below illustrated the governance structure scheme:

Information Technology in Telkom Group is managed by Personnel with competency and skill in line and according to the Company’s business planning, development, operation and support. Several knowledge has to be equipped by  IT Telkom personnel, among others:

•         TM Forum Framework overview knowledge including business process, application and information.

•         ITIL Foundation

•         COBIT Foundation

Having those three knowledge, Telkom IT Personnel will have understanding and providing solution on the Company’s business issue and demand.  Further personnel’s knowledge and competency development will be aligned with scope of duty and expertise hold. For the personnel certification requirement will be adjusted with Company/unit necessity with adequate quantity level including Expert/Master/Career Certification, Specialized Certification, and Fundamental/Basic Certification as illustrated on below scheme:

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BILLING, PAYMENT AND COLLECTION

We apply periodic billing system based on product characteristic and customers segment. We provide range of payment channels to support the telecommunication service customers by cooperating with Collecting Agents (“CA”), such as national commercial banks, regional commercial banks, PT Pos Indonesia, employee cooperatives, mini market and others. The payment can be done in cash and non-cash method. Cash payment can be performed through Telkom service payment locket such as Plasa Telkom, Cooperatives, bank, Post Office, Minimarket and other sub-CA lockets, meanwhile, for non-cash payment is done through auto debit, credit card, transfer to Telkom account (for corporate/OLO subscribers), Authorized Teller Machine (“ATM”), mobile banking, internet banking or source of fund (Mcash atau Tcash).

Particularly for mobile service users, Telkomsel as one of our subsidiaries has implemented collection system based on Online Charging System (“OCS”) applied for prepaid and postpaid products. This new system is expected to improve quality of service to the customers by giving an access to choose payment method and to give a flexibility to Telkomsel to take regional/cluster based pricing.

Previously, Telkomsel implemented periodic billing system with centralized, accurate and standardized system in each area. Subscribers of kartuHalo post-paid service will receive billing statement delivered to the subscriber’s domicile address every month with usage calculation based on: (i) total usage minutes for mobile service; (ii) value-added service charged by periodic usage cost; and (iii) subscription fee for  basic service and other services. In July 2013, Telkomsel provides a support for postpaid subscriber through e-billing statement where the billing notification is sent via email.

Telkomsel billing payment can be done through direct payment at GraPARI Plasa outlet or ATM, cash payment through bank teller, phone banking, internet banking, mobile banking, credit card and auto debit. Telkomsel also cooperates with CA, including National Commercial Banks, Regional Banks and PT Pos Indonesia, which are authorized to receive payment from KartuHalo subscribers. Hence, the subscribers are also able to pay through TCare web (https://my.telkomsel.com).

Customer Receivable Management

The Finance, Billing and Collection Center Unit (“FBCC”) manage billing and payment of receivables of customers who are grouped according to customer and product segments service management concept, by applying Telkom Revenue Management System (“TREMS”). The application of TREMS has features that it:

•         allows customers to pay bills throughout the service area.

•         receives both cash and non-cash payment.

•         receives Security Deposit (“SD”) from a customer who plans to unsubscribe which is estimated based on average, warm or pro-rata usages, the SD will be recalculated in the next bill.

•         receives an advance as down payment which will be stated in the next month’s billing statement.

•         facilitates partial payments from corporate customers.

•         facilitates payment by installments.

•         features Telkom Single Invoice (“TSI”) which combines multiple invoices from multiple services into a single billing statement, in addition to other various comfortable payment transactions.

In a case a customer has not made payment until the due date, the customer will be penalized according to the type of products and services he/she uses. Sanctions imposed may include the imposition of late fees, call limitation and line disconnection as set out in the Subscription Contract. We have applied Integrated Dunning Management System (“IDMS”) designed to provide initial billing information and reminding calls for current, 1-month and 2-month overdue bills. IDMS is also used for electronic billing statement (“eBS”) which is sent to subscribers’ e-mail accounts. Invoices for corporate and OLO customers are printed and sent by special couriers.

Telkomsel has its own mechanism for receivable collection. If a customer has not made payment until his/her bill’s due date, Telkomsel will suspend the customer outgoing calls. If such customer fails to make payments until the second month after the due date, Telkomsel will disconnect the customers’ line. In the mean time, Telkomsel will keep seeking payment from such customer, including in collaboration with debt-collecting agents.

A customer whose line has been disconnected, but intends to continue subscribing to Telkomsel services must first settle his/her overdue bill and fill out an application for new services. Telkomsel does not charge fees or impose interest on late payments.

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SERVICE OVERVIEW

As a realization of Good Corporate Governance (“GCG”) implementation for our customers and society, we  maintain communication with our  customers. We believe that efficient and proactive communication has an important role for the Company’s business continuity, and to assure above average quality standard.

Service to Customers

Service Level Guarantee (SLG) compliance survey is carried out in several processes of delivery, assurance & service billing. SLG which has been predetermined for each product and customer segment covers new installations service process, trouble handling and customer complaint handling. After delivery & assurance process done, a Post Delivery Survey (PDS) will be performed as customer satisfaction survey towards quality of service delivery.

Customer Protection

In 2014, we  seek to implement various initiatives and improvement in product safety management, complaint service and after sales assurance to provide comfort and consumer protection assurance, which covers following activities:

•         Ensuring a new developed product will become the right product as a well-received commercial product in the market. We have implemented a standard manual for innovation product incubation process trough several phases which includes idea submission, customer and idea validation, product validation, business model validation, and market validation.

•         Holding a principle to ensure product and service produced have high-quality and able to generate optimum benefit and contribute to economic growth.

•         Always preserve ethical code in product sales (direct sales), advertising and promotion activity.

•         Implementing ethical advertising practice by concerning with advertising ethical code in Indonesia.

•         Ensuring that after sales product and service are accessible by public.

•         Supporting fair competition principle and practice implementation.

•         Always oriented to customer’s satisfaction.

•         Strive to fulfill indicators required in several Ministerial Law regulating service quality standard which refers to Ministerial Law on Service Quality Standard for Local Fixed Network, SLJJ Fixed Network, International Call Fixed Network, Fixed Wireless Access (“FWA”) Fixed Network and Telephony Internet Service for Public Needs (“ITKP”).

•         Giving compensation if the service does not comply with required indicators.

Service Quality Assessment

Service quality assessment is performed through several stages based on service process. In the interaction process with distribution channel, mystery shopping and mystery calling are done to ensure service standard has been implemented consistently and with high quality. Indicators as the assessment result took form as Service Quality Index which is monthly monitored and evaluated.

By end-to-end, Customer Satisfaction and Loyalty Survey (CSLS) is conducted annually. The indicators assessed are Customer Satisfaction Index (CSI), Customer Dissatisfaction Index (CDI) and Customer Loyalty Index (CLI). These indicators are measured from customer satisfaction on four pillars including product, price, promotion and service.

Beside measurement on these indicators, an improvement priority of service attributes in the four pillars that effective evaluation and follow-up on service quality and customer satisfaction improvement will be able to be carried.

Service Quality Improvement Initiative

Service quality and customer satisfaction improvement program consist of following initiatives:

Higher Speed Same Price (“HSSP”)

HSSP program is a customer retention program, with the provision of a fixed price so that the customers gain better experience experience as part of appreciation to our loyal customers.

Indihome Suggested Package (ISP)

ISP Program is Indihome bundling package which offering to our existing customers using “suggested package,” which is Indihome package adjusted with each customers specifically.

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TAM – Tele Account Management

TAM is a customer management on retail segment. Number of customers are managed under one agent to deliver caring or selling for respective customers.

Telkom Membership

Telkom Membership is a membership card for our loyal customer with various benefit and advantages. The program is performed by inviting banking partner (Bank Mandiri). Benefit and advantages for our customers are including:

a.       Offering Telkom billing payment with Mandiri Credit Card.

b.       Offering promotion package for cross-sel and product upgrade.

c.        Special sales promotion offer for Mandiri Credit Card holder.

CORPORATE GOVERNANCE

The year 2014 was a momentous year in relation to the results of tests of the Company's Good Corporate Governance ("GCG") practices. In an annual evaluation by the Indonesian Institutes for Corporate Governance ("IICG"), an independent corporate governance rating agency in Indonesia, the Company was once again rated The Most Trusted Company in accordance with GCG assessment year 2013/2014 theme of "Corporate Governance in the Learning Organization Perspective".

In the "BUMN Bersih" evaluation programme conducted by the Development and Financial Supervisory Agency ("BPKP"), Telkom also received a declaration of very satisfactory. The criterion of "Bersih" which was used in the "BUMN Bersih" program includes the assessment of the good corporate governance principles, namely: transparency, accountability, responsibility, independence and fairness towards the Board of Directors and Board of Commissioners. Upon evaluation, Telkom received a value of 8.3 (on a scale from 0 to10). The "BUMN Bersih" programmed has been applied in the corporate governance of the Company.

The implementation of GCG will strengthen the corporate reputation as a healthy and competitive Company as well as provide added value creation to the company (sustainable value creation) by being sustainably ethically and dignified in the long term.

CONCEPT AND FOUNDATION

We apply the principles of good corporate governance to all organs and levels in a planned, targeted and measurable manner. This is aimed at ensuring that the GCG implementation runs consistently in conformity with the best practices of GCG implementation. As proof of our commitment in implementing GCG, the Integrity Pact statement has been signed by the entire Board of Commissioners and our Board of Directors.

As our shares are listed and traded on the Indonesia Stock Exchange ("BEI") and New York Stock Exchange ("NYSE"), apart from the implementation of the GCG, the Company also has to comply with Indonesian laws and regulations as well as the Code of Good Corporate Governance issued by the Indonesian National Committee on Governance (locally abbreviated as "KNKG"). In addition, the Company has to comply with Sarbanes Oxley Act ("SOA") in 2002 and other SEC regulations.

Currently, there are two SOA regulations and provisions that are relevant to the company. Firstly, section 404 of the SOA stipulates that the management is responsible for Internal Control Over Financial Reporting ("ICOFR") to ensure the reliability of financial reporting and the preparation of financial statements. Secondly, section 302 of the SOA  requires management to take responsibility over the manufacture, maintenance and evaluation of the effectiveness procedure to ensure that the information contained in the report has been in conformity with the provisions of the US Capital Market Law.

In 2014, the Company and the Group sharpened its GCG practice to steamline with business demands and the latest changes in the industries. Telkom Group GCG is strengthened to create an ethical and dignified business practices (GCG as ethics).

In implementing GCG, we seek to ensure that the company is well managed. Currently, in addition to being able to manage risk well, the Company is also able to respond to the latest changes and capitalize on the change to increase the Company’s capacity and value so as to achieve the Company’s objectives and the sustainability of the Company in the long term.

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CORPORATE GOVERNANCE AWARDS

In 2014, the Company has gained a number of awards in the field of Corporate Governance. It depicts that the implementation of corporate governance is heading towards Good Corporate Governance Excellence.

The list of awards received is as follow:

1. Indonesia Sustainability Reporting Awards (ISRA).

2. Finance Asia Best Managed Company in 2014, which consists of:

- Best Managed Companies,

- Best Corporate Governance,

- Best Investor Relations,

- Best CSR, and

- Most Committed to a Strong Dividend Company Policy.

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RATING AND ASSESSMENT OF CORPORATE GOVERNANCE

The Company's corporate governance performance is monitored through an annual evaluation by the Indonesian Institutes for Corporate Governance ("IICG"), an independent corporate governance rating agency in Indonesia. IICG routinely conducts research and rating of Corporate Governance Perception Index ("CGPI") of public companies, SOEs and other companies.

The process of assessment and ranking of CGPI consists of four stages with different weighting for each stage:

1.       Self-assessment stage, where the Company is asked to fill in a questionnaire based on the GCG assessment theme.

2.       Document observation stage, where the Company deliver policies, procedures and other evidence that depicts the implementation of GCG in the Company.

3.       Papers and presentations assessment stage, where the Company writes a paper explaining the company's activities in implementing GCG assessment in conformity with the assessment theme and presents the paper to the jury.

4.       Observation stage, where the board of Jury IICG visits the Company to perform question and answer session, observes and visits sites to review the implementation of GCG certainty referring to the self-assessment result, document observation and papers.

From the results of the assessment and the ratings, Telkom was once again accorded the best award as the Most Trusted Company in accordance with 2013/2014 GCG assessment theme of "Corporate Governance in Perspective Learning Organization".

ROAD MAP AND STRENGTHENING OF CORPORATE GOVERNANCE

We continue sharpening our GCG implementation primarily in relation to new initiatives to integrate the management of Governance Risk and Compliance (GRC) integrally through business performance management, corporate governance, risk management, legal compliance and social responsibility where they support each other for the realization of the Company’s business growth and sustainability.

The Company realizes that we must anticipate business dynamics, and therefore we continue to explore and design good governance initiatives to ensure the sustainability of the organization. This is because we believe that GCG is not a barrier but rather a way of sustaining the Company’s growth performance. Our GCG implementations have been recognized by both our external appraisers and investors. We continually strive to improve the policies and infrastructure that supports GCG through new initiatives to strengthen governance which we have grouped into three main pillars, namely:

1.       Strengthening Governance Structure

Building governance initiatives to further strengthen the effectiveness of the communication and relationships between the Company’s organs to avoid potential agency issues and to achieve effectiveness of the chemistry between the different elements within the organization of our Company, while observing checks and balances. This is characterized by the speed and accuracy of decision-making, through evaluation and strengthening of the BoD/BoC/Audit Charter, empowering committees, implementing "six eyes principles" to ensure the accountability of business initiatives, implementation notarized power and others initiatives.

2.       Strengthening Governance Process

Building governance initiatives to further strengthen corporate governance to be more effective and efficient through: implementing enterprise risk management and integrity pacts within the scope of the business group, strengthening the IT governance, and remediating internal controls to ensure the reliability of financial reports, strengthening leadership system, and others initiatives.

3.       Strengthening Culture

Instilling noble values through the implementation of our corporate culture and business ethics as a role model of doing business and having honorable employees with moral and integrity through the segregation of duties ("SOD") in business processes, role modeling leadership, ensuring business ethics and trustworthy business practices / running  prudential practices,  reinforcing the corporate values, and others initiatives.

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The road map for implementing and strengthening GCG from 2010 to 2016 is as follow:

PERIOD		ACTIVITY
2010	- -

Strengthening governance departments through a notarized power policy and strengthening the Company’s culture of The Telkom Way.

Strengthening governance processes through the management of risk as an inherent culture.

2011	- -

Strengthening governance organization through initiatives to build the Telkom Group GCG by determination of Guidance of Telkom Group as set out in the Company's policy No.PD.602 / 2011.

Strengthening the governance process to ensure that risk management and compliance runs effectively in the Company

2012	- -

Strengthening governance organs through empowering the Telkom Group GCG, designing checklists of GCG implementation and self assessment guidelines for GCG of its subsidiaries, and the determination of the Board of Directors of subsidiaries as members of executive board of Telkom Group and Vice President of Telkom in line with his/her tasks and responsibilities as Group Head of Telkom Group as set out in the Policy Office Organization No.PD.202 / 2012.

Strengthening the governance process to make sure that business processes is aligned with business and organizational transformations.

2013	- -

Strengthening governance departments through the development, implementation of GCG involving business group through the preparation of the Executive Board in framework of conditioning the company's ability to execute a strategic step in managing portfolios, which is supported by parenting mechanism that is more appropriate with the demands of the business ecosystem.

Continue strengthening the governance process to ensure that business processes are in conformity with business and organizational transformations of "New Telkom" in accordance with the Company's Office Organization Policy of the Telkom Group No.202.11 / 2013.

2014	- - -

Strengthening governance organs through GCG for implementation of a holding organization which includes subsidiaries through the implementation of the Executive Board mechanism and improved application.

Strengthening governance processes through the implementation of disciplined process based on ISO / ISO certification for new organization of "New Telkom".

Implementing COSO 2013 Framework  as the basis for the implementation of Internal Control and Integrated  Audit.

2015	- - - -

Sharpening of Business Ethics policies, including Telkom Group.

Launching of Cultural Year.

Strengthening governance organs through the GCG implementation assessment for subsidiaries.

Strengthening the governance process to ensure certification / surveillance of ISO.

2016	- -	Implementing "Governance Risk and Compliance (GRC)". Strengthening Mechanism for the Executive Board.

CORPORATE GOVERNANCE FRAMEWORK

The company's commitment to implementing GCG is based on the Decision of the Board of Directors on GCG guidance No.29/2007 and the Group GCG Guidance No.602/2011. The Board Directors decision contains several GCG implementation systems to ensure that GCG has been implemented both for internal and external transaction ethically and in accordance with sound and good corporate governance practices.

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The GCG implementation systems encompasses: business ethics, policies and procedures, risk management, internal control and supervision, leadership, management of tasks and responsibilities, management empowerment and employee’s competency, performance evaluation, and rewards as well as recognition.

Telkom developed the GCG framework and road map to ensure that the implementation of GCG is organized on the basis of mutual understanding between the management and all departments of the Company. The GCG framework also internalises four (4) main pillars which includes:

1.       Implementation of business ethics covering the Company’s cultural values, which is disseminated to employees each year, with surveys testing the employees’ understanding;

2.       Management of effective operational policies and procedures which are in conformity with the demands of the business, as guidelines in managing the Company and guidance for employees’ work;

3.       Implementation of an integrated risk management based on the COSO Enterprise Risk Management; and

4.       Internal controls and implementation of internal control based on the COSO Internal Control especially internal control over financial reporting.

To achieve these, Telkom has formulated the Telkom GCG system as follows:

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CORPORATE GOVERNANCE STRUCTURE

We continue improving the implementation of GCG in terms of its structure and procedure, and ensuring the application of the principles of transparency, accountability, responsibility, independence and fairness. This is aimed at mitigating the potential risk of conflict of interest at all levels including the Board of Commissioners, Board of Directors and management.

Internally, the GCG structure and procedure are set in the Decision of the Board of Directors on GCG Management Guidelines No.29/2007 and No.602/2011, which state that every transaction made both internally and externally has been in accordance with sound and good corporate governance practices.

Every year, we evaluate the effectiveness of any implementation of policies. At the same time, we monitor the implementation of the GCG to ensure they are conducted independently and thoroughly to achieve efficiency targets across organizational lines while at the same time maintaining the Company’s integrity in the eyes of the authorities and the public at large.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders, both the Annual General Meeting (AGM) and Extraordinary General Meeting (EGM), are institutions with highest authority in the organization of corporate governance. They are also major fora where shareholders exercise their rights and authorities toward the management of the company.

AGM shall be held once a year while the EGM can be held at any time deemed necessary. In exercising its authority, the AGM must consider the interests of the development and health of the Company, the interests of the stakeholders as well as the rights of the Company.

1.       Telkom’s Shareholders

Our shareholders can be classified into two (2) types, namely one share of Series A Dwiwarna (as the controlling shareholder) and 100,799,996,400 Shares Series B. For more details on the composition diagram of our shareholders, see "General Information on Telkom Indonesia – Securities Information - Composition Shareholders".

2.       Rights and Responsibilities of Shareholders at the General Meeting of Shareholders

In the AGM and EGM shareholders are entitled to receive the same treatment and balanced position, especially in voicing their opinions and contributing to important and strategic decision-making processes relating to the:

1.       Appointment and dismissal of the Board of Commissioners and Board of Directors of Telkom;

2.       Determination on the remuneration and allowances of the Board of Commissioners and Board of Directors of Telkom;

3.       Assessment the Company’s performance for the fiscal year reviewed;

4.       Determination and approval of the use of the Company's profits including dividends;

5.       Amendments to the Articles of Association; and

6.       Determination of entire corporate actions requiring the GMS decision as stated in the articles of association of the Company.

The AGM  also has the authority to certify the Financial Statements and the Annual Report of the Company. The Government of the Republic of Indonesia as a controlling shareholder, which is manifested in its possession of Series A Dwiwarna, must pay attention to their responsibilities when using their right to influence the company's management decisions, both when using the voting rights or in other matters. The government has special rights that can be used when giving approval to the plan of mergers, acquisitions, divestitures or liquidation through the AGM and EGM.

3.       Procedures for the Implementation of the Shareholders General Meeting

The mechanism of voting right by the shareholders in the AGM or EGM has been arranged in such away that shareholders can use their voting rights directly or through proxies. As stated in the Limited Liability Company Law and the Company’s Articles of Association, GMS consists of Annual General Meeting that must be held at the longest of six months after the end of the fiscal year.

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During the Annual General Meeting, the Board of Commissioners and members of the Board of Directors should present the following things:

1.       Annual Report Book.

2.       Recommendations on the utilization of net profit as long as the company netted a profit.

3.       Recommendations on public accounting firm to audit the Company’s financial statements for the current financial year, based on the advice of the Board of Commissioners, or transfer this authority to appoint the Board of Commissioners.

4.       Other matters that require shareholder approval at the Shareholders General Meeting in the interests of the Company without prejudice to the provisions of the Articles of Association.

As a State-Owned Enterprise, Telkom is subject to Article 23 of Law No.19/2003 on State Owned Enterprises and the Law No.40/2007 on Limited Liability Company, which requires Board of Commissioners to submit an annual report to shareholders in a general meeting  for approval at the latest of five months after the end of the recent fiscal year.

In general, the phases of the AGM are as follows:

ACTIVITIES	TIME
Sending announcement letter to Financial Services Authority	H - 44
Advertising the notification of the planned Shareholders General Meeting	H - 37
Deadline of filing proposed agenda of Shareholders General Meeting by holders of at least 5% share.	H - 29
Delivery of meeting materials and proxy to BNY Mellon	H – 24
Recording Date of those who are entitled to attend Shareholders General Meeting	H – 23
Advertisement of invitation of Shareholders General Meeting	H – 22
Shareholders General Meeting	H
Advertisement of the results of Shareholders General Meeting	H + 2

-       The Company shall make an announcement/notification 14 days prior to the invitation/call on the holding of the AGM.

-       The Company invites/calls on shareholders by registered letter or advertisement in newspapers published at least 21 days prior to the date of GMS, out of dates of spreading invitation and meeting.

-       As a public company, in order to ensure the coherence of the information about the plan or implementation of the GMS, and in accordance with the OJK Regulation No.32 / POJK.04 / 2014, the company must provide details of the plan to the OJK at least seven days before the invitations.

-       After holding the Shareholders General Meeting, the company must report to the OJK no later than two working days and announced the decision of the AGM in at least one nationally circulated Indonesian newspapers.

-       All issued shares have one vote unless stated otherwise in the Articles of Association of the Company.

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In 2014, we have both heldand Extraordinary General Meeting once with a detailed description as follows:

GMS	Schedule	Venues	Agenda	Newspapers
AGM	April 4, 2014	Ballroom 2 Hotel Mulia Senayan Jl. Asia Afrika Senayan South Jakarta 10270

1.       Approval of the Annual Report for Fiscal Year 2013, including the Report of Supervisory Board of Commissioners.

2.       Approval of the Financial Statements of the Company and the Annual Report of the Partnership and Community Development Program for Fiscal Year 2013, as well as the Responsibility Liberation of Board of Directors and Board of Commissioners.

3.       Determination on the utilization of Net Income for the Fiscal Year 2013.

4.       Determination of remuneration for the members of the Board of Directors and Board of Commissioners for Fiscal Year 2014.

5.       Appointment of public accounting firm to examine the Company's Financial Statements for Fiscal Year 2014, including Audit Internal Control over Financial

Reporting and the appointment of Public Accountant to examine the financial statements of the Partnership and Community Development for the Fiscal Year 2014.

6.       Changes in Composition of the Company’s Boards of Director.

Advertisement of Announcements in newspapers of Investor Daily, Indonesia Bisnis and The Jakarta Post dated March 5, 2014.

Advertisement of Invitation in Investor Daily newspaper, Binis Indonesia and The Jakarta Post on March 20, 2014.

Advertisement of result of AGM in Investor Daily, Bisnis Indonesia and The Jakarta Post on April 8, 2014.

EGM	December 19, 2014	Ballroom III, The Ritz Carlton Jakarta Pacific Place Lt. 4 Jl. Jenderal Sudirman Kav 52-53 Sudirman Central Business District South Jakarta 12190	Change of the Company’s management composition

Advertisement of Announcements in Investor Daily, Indonesia Bisnis and The Jakarta Post on November 19, 2014.

Advertisement of Invitation on Investor Daily, Binis Indonesia and The Jakarta Post dated December 4, 2014.

Advertisements of result of the EGM in Investor Daily, Bisnis Indonesia and The Jakarta Post on December 23, 2014.

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4.       Realization of  General Meeting of Shareholders (GMS)

AGMS Implementation in 2014

In 2014 we have held an Annual General Meeting on April 4, 2014, with the agendas and decisions as follows:

Agenda	Decision
Agenda 1

Approval of the Company's Annual Report with the content having been delivered at the Meeting by the Board of Directors on the situation and the Company’s course of the Financial Year 2013, including the Report of the Supervisory Board of Commissioners for the Financial Year 2013.

Agenda 2

1.     To ratify:

a.     The Company’s Consolidated Financial Statements for the Fiscal Year 2013, which has been audited by Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) in the report number: RPC- 4912 / PSS / 2014 dated February 28, 2014 stating that the financial statements are presented fairly, in all material respects, and that the consolidated financial position of the Company (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries dated December 31, 2013 and its financial performance and cash flows for the year then ended are in accordance with Accounting Standards Finance in Indonesia;

b.     Annual Report of the Partnership and Community Development Program for the Fiscal Year 2013, formulated on the base of the rules of Ministry of State Enterprises which is a comprehensive basis of accounting other than generally accepted accounting principles in Indonesia and has been audited by Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) in the report No. RPC-4744 / PSS / 2014 dated February 14, 2014 stating that the financial statements are presented fairly, in all material respects, the financial position of Centre Management Partnership Program and Community Development Program (Community Development Center ) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries dated December 31, 2013 as well as the activities and cash flows for the year then ended on that date are in accordance with Financial Accounting Standards of Entities Without Public Accountability.

2.     Subsequently, with the approval of the Company's Annual Report for Fiscal Year 2013 and the ratification of the Company's Financial Statements for Fiscal Year 2013 and the Annual Report of the Partnership and Community Development Program for the Fiscal Year 2013, the Meeting releases and fully discharges from any responsibility (volledig acquit et decharge) the members of the Company's Board of Directors on their management of the Company and members of the Board of Commissioners on their supervision of the Company, as well as on the management and overseeing of the Partnership and Community Development Program which has been implemented for FY 2013, as long as the actions are not a criminal act or have not violated the provisions and procedures of the existing law and is recorded in the Company's Financial Statements for Fiscal Year 2013 and the Annual Report of the Partnership and Community Development Program for the Fiscal Year 2013.

Agenda 3

1.     To approve the determination of using the Company's net profit for fiscal year 2013 totaling Rp14,204,705,801,896 to the following designations:

a.     Cash Dividend by 55% of the net profit or a total of Rp7,812,588,191,043, or a minimum of Rp80.458 per share, based on the number of issued shares (excluding shares bought back) by the Company as of the date of the Meeting;

b.     Special Cash Dividend by 15% of net income or a total of Rp2,130,705,870,284, or a minimum of Rp21.943 per share based on the number of issued shares (excluding shares bought back) by the Company as of the date of the Meeting;

c.     Recorded as retained earnings at the amount of Rp4,261,411,740,569, which will be used to finance the Company's business development.

2.     To approve the distribution of dividends and Special Cash Dividend for Fiscal Year 2013 which is carried out with the following conditions:

a.     Shareholders whose names are recorded in the Register of Shareholders of the Company as of May 2, 2014 until 16:00 pm are entitled to receive Cash Dividend and Special Cash Dividend;

b.     Dividend and Special Cash Dividend will be paid in a lump sum on May 19, 2014.

3. The Board of Directors is authorized to further regulate the procedure of the dividend distribution and to announce the above in accordance with the relevant regulations on the stock exchanges where the shares of the Company are listed.

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Agenda	Decision
Agenda 4

Delegating the authority and power to the Board of Commissioners with the prior approval of Shareholders of Series A Dwiwarna cq Deputy Strategic Industrial and Manufacturing, to determine the amount of the bonus given to members of the Board of Directors and Board of Commissioners for the Fiscal Year 2013 and salary/honorarium, facilities, and allowance and other benefits for members of the Board of Directors and Board of Commissioners for 2014.

Agenda 5

1.     Re-appointing Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to perform an integrated audit for Fiscal Year 2014, which covers the Company’s Consolidated Financial Statements and the Company's Audit and Audit of Internal Control over Financial Reporting and the use of the Fund and the Partnership Program Community Development Fiscal Year 2014.

2.     Delegating authority to the Board of Commissioners to determine the amount of audit fee and the terms of appointment of the Public Accounting Firm.

3.     Delegating authority to the Board of Commissioners with the prior approval of shareholders of Series A Dwiwarna to appoint the replacement for the Public Accounting Office and to establish the terms and conditions of the appointment, if the appointed Public Accounting Firm is unable to perform or continue his duties for any reason, including not being able to reach an agreement on the amount of audit fee.

Agenda 6

1.     To approve the resignation of Mr. Gatot Trihargo as the Company’s Commissioner since the end of the Meeting, with thanks for his contributions to the Company thus far.

2.     To approve the appointment of Mr. Imam Apriyanto Putro as Commissioner to replace Mr. Gatot Trihargo with the term of office commencing from the close of the meeting and ending at the close of the fifth Annual General Meeting after his appointment, namely at the close of the company’s Annual General Meeting to be held in 2019.

3.     The full composition of the Members of the Board of Commissioners since the close of the Meeting is as follow:

Board Of Commissioners

Mr. Jusman Syafii Djamal as the President Commissioner;

Mr. Parikshit Suprapto as Commissioner;

Mr. Hadiyanto as Commissioner;

Mr. Virano Nasution as Independent Commissioner;

Mr. Johnny Swandi Sjam as Independent Commissioner;

Mr. Imam Apriyanto Putro as Commissioner;

for the period until the close of the Company's Annual General Meeting to be held in 2017 except for Mr. Jusman Syafii Djamal and Mr. Johnny Swandi Sjam whose terms of office will end at the close of the Company's Annual General Meeting to be held in 2015; and for Mr. Imam Apriyanto Putro whose term of office will end at the close of the Company's Annual General Meeting to be held in 2019.

4.     Authorising the Board of Directors with a substitution right to restate the decision of the meeting unto Notarial Deed and subsequently notify any changes in the composition of the Board of Commissioners to the Minister of Justice and Human Rights and register the decision in the Company Register in accordance with the existing legislation.

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EGM Implementation in 2014

In 2014 held an EGM on December 19, 2014 with the following agendas and decisions:

Agenda	Decision
Agenda 1

We hereby notify the Company's shareholders of the Company (Persero) PT Telekomunikasi Indonesia Tbk., abbreviated Telkom (subsequently called the Company), that the Extraordinary General Meeting of Shareholders (or "Meeting") which was held on 19 December 2014 in Jakarta, with the sole agenda of changes to the Company's Management, has approved and decided:

Meeting with majority vote, or 71.865% of the total votes, cast at the Meeting has approved the following:

1.     Approves the resignation of Mr. Arief Yahya as the President Director of the Company who has served since October 27, 2014 with thanks for his contribution of service and thought given during his tenure as a Director.

2.     Dismiss with honor:

a.       Mr. Ririek Adriansyah as Director;

b.       Mr. Rizkan Chandra as Director;

c.        Mr. Sukardi Silalahi as Director

d.       Mr. Priyantono Rudito as Director;

e.        Jusman Syafii Djamal as Commissioner

which became effective as of the close of the meeting with thanks for their contribution of service and thought given during their tenures.

3.      a. To appoint:

                  i.           Mr. Alex J. Sinaga as the President Director;

                 ii.           Mr. Heri Sunaryadi as Director;

                iii.          Mr. Abdus Somad Arief as Director;

                iv.          Mr. Herdy Rosadi Harman as Director;

                 v.          Mr. Dian Rachmawan as Director;

                vi.          Mrs. Hendri Saparini as President;

          vii.          Mr. Dolfie Othniel Fredric Palit as Commissioner.

the tenure of Director, Director, Commissioner and the Commissioner effective from the close of the Meeting until the fifth Annual General Meeting since these appointments without prejudice in relation to the right of the GMS to dismiss at any time.

b.     Change of position of Mr. Parikesit Suprapto from Commissioner to Independent Commissioner with the term in office continuing from his previous remaining term.

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Agenda	Decision

Thus the structure of the Members of Directors and Board of Commissioners at the cloe of the Meeting is as follow:

BOARD OF DIRECTORS:

Mr. Alex J. Sinaga as the President Director;

Mr. Indra Utoyo as Director;

Mr. Muhammad Awaluddin as Director;

Mr. Honesti Basyir as Director;

Mr. Heri Sunaryadi as Director;

Mr. Abdus Somad Arief as Director;

Mr. Herdy Rosadi Harman as Director;

Mr. Dian Rachmawan as Director.

BOARD OF COMMISSIONERS:

Mrs. Hendri Saparini as President Commissioner;

Mr. Imam Apriyanto Putro as Commissioner;

Mr. Hadiyanto as Commissioner;

Mr. Parikesit Suprapto as Independent Commissioner;

Mr. Dolfie Othniel Fredric Palit as Commissioner

Mr. Johnny Swandi Sjam as Independent Commissioner;

Mr. Virano G. Nasution as Independent Commissioner;

with tenures:

DIRECTORS:

-        Mr. Indra Utoyo; Mr. Muhammad Awaluddin; Mr. Honesti Basyir until the close of the Company's Annual General Meeting to be held in 2017;

-        Mr. Alex J. Sinaga; Mr. Heri Sunaryadi; Mr. Abdus Somad Arief; Mr. Herdy Rosadi Harman; Mr. Dian Rachmawan until the close of the Company's Annual General Meeting to be held in 2019.

BOARD OF COMMISSIONERS:

-        Mr. Johnny Swandi Sjam until the close of the Company's Annual General Meeting to be held in 2015;

-        Mr. Hadiyanto; Mr. Parikesit Suprapto; Mr. Virano G Nasution until the close of the Company's Annual General Meeting to be held in 2017;

-        Mr. Imam Apriyanto Putro; Mrs. Hendri Saparini; Mr. Dolfie Othniel Fredric Palit until the close of the Company's Annual General Meeting to be held in 2019.

3.     Authorise the Board of Directors with the substitution right to restate the decision of the meeting unto the Notarial Deed and subsequently to notify the change of the Company's Board to the Minister of Justice and Human Rights and to register the decision in the Register of Companies as well as to perform other necessary actions in accordance with the existing laws and regulations.

Controlling Shareholder Information

The controlling shareholder of Telkom Indonesia is the government of Republic of Indonesia with a stake of 52.56%, while the remaining shares are owned by the public which amount to 47.44%.

BOARD OF COMMISSIONERS

To improve the effectiveness of the implementation of Board of Commissioners’ duties and functions and to ensure that the duties and functions of the Board of Commissioners is in line with the principles of good corporate governance, the Board considers it necessary to publish the Charter of the Board of Commissioners.

Criteria and Provision of Board of Commissioners

The criteria for the Board of Commissioners is determined by Series A Shareholder, specifically for Independent Commissioner which amounts to at least 30% of all the members of the Board Commissioners.

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The Board of Commissioners Charter (Board Manual)

According to the Charter of the Board of Commissioners No.16/KEP/DK/2013 on December 17, 2013, the Board of Commissioners adopts the following code of conduct

1.       The Board of Commissioners is an assembly and each member of the Board of Commissioners is not permitted to act alone except if it is based on the decision of the Board of Commissioners.

2.       Appointment as a member of the Board of Commissioners is open to any individual with Indonesian nationality who is legally competent, except individual who has, within five (5) years prior to the appointment (a) been declared bankrupt, (b) is a member of the board of directors or members of the Board of Commissioners, or supervisory board who is found guilty for causing a company or public Company to be declared bankrupt, and (c) is convicted of a criminal offense for causing financial losses to the country and/ or state-owned companies and/ or the financial sector.

3.       Members of the Board of Commissioners are appointed from Indonesian citizens who meet the requirements in accordance with the legislation.  The members of the Board of Commissioners and the relationship between the members of the Board of Commissioners andthe members of the Board of Directors should not be related by blood up to three degrees, either vertically or horizontally, or as a result of marriage (or by marriage).

4.       The term of office of the members of the Board of Commissioners is for a period of five (5) years from the date of his/ her appointment in an AGM until the close of the fifth AGM after their appointment.

5.       The provisions concerning the term of office of the members of the Board of Commissioners does not diminish the right of the AGMS to dismiss the members of the Board of Commissioners at any time before his term ends. Termination can be done if the members of the Board of Commissioners, among others: (a) can not perform their duties properly, (b) does not implement provisions of law or the Articles of Association, or (c) engaged in acts detrimental to the Company or the State.

6.       After the term of office expire, the member of the Board of Commissioners may be reappointed for only a further term of office in an AGM.

7.       Members of the Board of Commissioners may not hold another position as: (a) members of the Board of Directors on the state and regional enterprises and private enterprises, (b) other positions in accordance with the provisions of law, political party officials and / or candidates/ legislative and or candidates for regional head / deputy head of the region, and or (c) other positions that may give rise to a conflict of interest.

8.       A member of the Board of Commissioners is entitled to resign by giving written notification of the intention of the Company with a copy to the holders of Series A Dwiwarna, BOC and other members of the Board of Directors no later than sixty (60) days before the date of his resignation. If the request does not specify a resignation effective date of resignation and no decision on the resignation of the General Meeting, the members of the Board of Commissioners is effectively stopped since the passage of the sixty (60) days from the date of receiving the letter of resignation.

9.       Position of the Board of Commissioners shall terminate if: (a) the term of office expires, (b) resigns in accordance with the provisions of the Articles of Association, (c) no longer meets the requirements of laws and regulations, (d) died, and (e) dismissed by GMS.

Duties of the Board of Commissioners

1.       Oversee the Company’s policies made by the Board of Directors and provide the Board of Directors with advice on, among others, the Company's development plan, the Company’s annual budget and work plan, the implementation of the provisions of the Articles of Association of the Company and AGM decisions and legislation with regard to the interests of the Company.

2.       Performe duties, authorities and responsibilities in accordance with the Articles of Association of the Company and AGM decision.

3.       Research and review the Annual Report prepared by the Board of Directors as well as sign the Annual Report.

Authorities of Board of Commissioners

1.       Give opinion and suggestion to AGM regarding periodic reports and other reports of the Board of Directors.

2.       Oversee the implementation of the Company’s work plan and budget (including the investment budget) for the previous financial year and submit the results of the assessment and opinion to the AGM.

3.       Follow the Company’s development activities and in the event that the Company show withdrawal symptoms, immediately ask the Board of Directors to announce to shareholders and provide advice on corrective measures that should be taken.

4.       Provide opinion and suggestion to the AGM on any other issues deemed important to the management of the Company.

5.       Propose to the AGM, through the Board of Directors, on the appointment of a public accounting firm to audit the Company's Financial Statements, including the audit of internal control over financial reporting, according to existing regulations from the capital market authority in which the Company's shares are registered and / or recorded.

6.       Provide a report on the monitoring task has been carried out during the past financial year to the GMS.

7.       Perform other supervisory duties which is prescribed in the AGM.

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Board of Commissioners Composition and Term of Office

At the AGM held on April 4, 2014, shareholders approved the resignation of Gatot Trihargo from his position as commissioner which coincided with the end of this AGM. In the AGM, shareholders approved the appointment of Imam Apriyanto Putro as Commissioner to replace Gatot Trihargo with the term of office commencing from the end of this AGM until the end of the fifth AGM to be held in 2019. Thus, the new composition of the Board of Commissioners is as follow:

Board of Commissioners	Position	Term of Office Since
Jusman Syafii Djamal	President Commissioner	2011
Parikesit Suprapto	Commissioner	2012
Hadiyanto	Commissioner	2012
Imam Apriyanto Putro	Commissioner	2014
Johnny Swandi Sjam	Independen Commissioner	2011
Virano Gazi Nasution	Independent Commissioner	2012

The composition of the Board of Commissioners again experienced a change in accordance with the results of the EGM held on December 19, 2014. Thus, the composition of the Board of Commissioners is as follows:

Board of Commissioners	Position	Term of Office Since
Hendri Saparini	President Commissioner	2014
Dolfie Othniel Fredric Palit	Commissioner	2014
Imam Apriyanto Putro	Commissioner	2014
Hadiyanto	Commissioner	2012
Parikesit Suprapto	Independent Commissioner	2012
Johnny Swandi Sjam	Independent Commissioner	2011
Virano Gazi Nasution	Independent Commissioner	2012

The brief profiles of the members of the Board of Commissioner are presented in the section General Information Telkom Indonesia - Indonesian Telkom Management - Board of Commissioners.

The Board of Commissioners' Fit and Proper Test

The Fit and proper test ("UKK") of the Board of Commissioners is conducted based on the Minister of SOE Regulation No. PER-19/MBU/10/2014 concerning Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and the Board of Trustees of State Owned Enterprises and its amendment, Minister Regulation No.PER-21/MBU/11/2014 on the Amendment of Minister Regulation No.PER-19/MBU/10/2014, relating to the Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and Board of Trustees of State Owned Enterprises.

In conducting the assessment of the candidate Commissioner, the Minister establishes an assessment team comprising of:

1.      Deputy Technical (as the team chairman);

2.      Secretary of the Ministry of SOEs;

3.      Deputy of Business Infrastructure; and

4.      Two (2) Special Staff of the Minister of SOEs.

Independence, Dual Posts and Share Ownership

Independence of the Board of Commissioners

Membership of the Board of Commissioners has complied with the laws and legislation as well as regulations in the capital market that relate to the independence of members of the Board of Commissioners and the number of Independent Commissioner, to maintain the independence of the supervisory functions of the Board of Commissioners and ensure the implementation of the mechanism of checks and balances. There is a restriction on the relationship between members of the Board of Commissioners, and the relationship between the members of the Board of Commissioners and the Board of Directors members, whereby they must not be related by blood up to the third degree, either vertically or horizontally or relationship by marriage. The number of Independent Commissioner is three (3) people, or 43% of the total members of the Board of Commissioners.

This number has also exceeded the 30% minimum threshold of the number of independent directors established by the Indonesia Stock Exchange. The main task of the Independent Commissioner, in addition to supervising, is also to uphold the interests of minority shareholders.

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Dual Post Of Board of Commissioner

Name	Dual Posts in Board Of Commissioner	Position at Other Institution/Company	Name of Other Institution/Company
Hendri Saparini	President Commissioner	Executive Director	Center of Reform on Economics (CORE Indonesia)
Hadiyanto	Commissioner	Director General of State Wealth	Ministry of Finance
Dolfie Othniel Fredric Palit	Commissioner	Not Dual Posts	Nil
Imam Apriyanto Putro	Commissioner	Secretary	Ministry of SOE
Parikesit Suprapto	Independent Commissioner	Commissioner	Kliring Penjamin Efek Indonesia (KPEI)
Johnny Swandi Sjam	Independent Commissioner	Not Dual Posts	Nil
Virano Gazi Nasution	Independent Commissioner	Not Dual Post	Nil

Shareholdings of the Board of Commissioners

The entire members of the Board of Commissioners do not own shares of Telkom and other companies.

Report of the Board of Commissioners 2014

Throughout 2014, the Board of Commissioners has conducted a series of activities in the framework of supervisory tasks such as:

1.       Implementation of Corporate action.

2.       Implementation of organizational transformation.

3.       Determination of network modernization.

4.       Flexi migration.

5.       International business development.

6.       Mobile  performance.

In practice, the form of supervision of the Board of Commissioners is conducted through the following activities:

1.       The Board of Commissioners holds joint meeting with the Board of Directors at least once every month. In the meeting, the Company's Board of Directors delivers both the Company’s operational and financial performance and the Company’s stock prices in a report named the Management Report.

2.       Through other meetings with the management, which is coordinated by the Secretariat of the Board of Commissioner and committees within the Secretariat of the Board of Commissioner.

3.       Together with a team, the Board of Commissioner conducts field visits to monitor Telkom’s performance achievement in that field and to monitor the progress of the construction of the investment.

4.       Receiving reports on the processes considered strategic, which become mutual concerns.

From the series of supervision that the Board of Commissioners has undertaken throughout 2014, the Board of Commissioners believes that the implementation of the management in 2014 has been quite good. The Management has been able to create revenue growth by 20% above the industry average, achieve a positive growth in POTS businesses and a double digit growth in mobile revenue. As a whole, the financial performance has been reflected by the share price performance that has grown faster than that of the stock index.

Meetings of the Board of Commissioners

The Board of Commissioners held at least one meeting a month or at any time if deemed necessary by one or more members of the Board of Commissioners, or upon written request by one or more shareholders who own at least one-tenth of the outstanding shares. The quorum for all meetings of the Board of Commissioners is more than half of the members of the Board of Commissioners who are present or represented by proxy granted to one of the Commissioners who is present at the meeting.

The decision-making mechanism in the Board of Commissioners meeting is based on the discussion for consensus. If consensus cannot be reached, then the decision making is based on a majority of vote by the members of the Board of Commissioners who are present or represented at the meeting. If there is a tie in terms of the number of votes, then the decision is made in accordance with the opinion of the Chairman of the Meeting.

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Internal meeting of the Board of Commissioners

In 2014, the Board of Commissioner held fifteen (15)  internal meetings  of the Board of Commissioners.

Name	Position	Attended Meeting
Jusman Syafii Djamal(1)	President Commissioner	13 of 13
Johnny Swandi Sjam	Independen Commissioner	15 of 15
Virano Gazi Nasution	IndependenCommissioner	11 of 15
Hadiyanto	Commissioner	11 of 15
Parikesit Suprapto	Commissioner	14 of 15
Gatot Trihargo(2)	Commissioner	4 of 4
Imam Apriyanto Putro(3)	Commissioner	6 of 11
Hendri Saparini(4)	President Commissioner	2 of 2
Dolfie Othniel Fredric Palit(5)	Commissioner	2 of 2
(1) as of December 19, 2014	(2) as of April 4, 2014	(3) starting from April 4, 2014
(4) starting from December 19, 2014	(5) starting from December 19, 2014

Board of Commissioners and Board of Directors Joint Meeting

The Board of Commissioners has also held fifteen (15) joint meetings with the Board of Directors.

Name	Position	Attended Meeting
Jusman Syafii Djamal(1)	President Commissioner	14 of 14
Johnny Swandi Sjam	Independent Commissioner	13 of 15
Virano Gazi Nasution	Independent Commissioner	12 of 15
Hadiyanto	Commissioner	13 of 15
Parikesit Suprapto	Commissioner	15 of 15
Gatot Trihargo(2)	Commissioner	4 of 4
Imam Apriyanto Putro(3)	Commissioner	8 of 11
Hendri Saparini(4)	President Commissioner	1 of 1
Dolfie Othniel Fredric Palit(5)	Commissioner	1 of 1
Arief Yahya(6)	President Director /CEO	9 of 10
Muhammad Awaluddin	Enterprise & Business Service Director	12 of 15
Honesti Basyir	Finance Director	14 of 15
Priyantono Rudito(7)	Human Capital Management Director	14 of 14
Rizkan Chandra(8)	Network, IT & Solution Director	11 of 14
Sukardi Silalahi(9)	Consumer Service Director	13 of 14
Ririek Adriansyah(10)	Wholesale & International Service Director	14 of 14
Indra Utoyo	Innovation & Strategic Portfolio Director	14 of 15
Alex J. Sinaga(11)	President Director/CEO	1 of 1
Heri Sunaryadi(12)	Finance Director	1 of 1
Herdi Rosadi Harman(13)	Human Capital Management Director	1 of 1
Abdus Somad Arief(14)	Network, IT & Solution Director	1 of 1
Commissioner Dian Rachmawan(15)	Consumer Direktur	1 of 1
(1) as of December 19, 2014	(2) as of April 4, 2014	(3)starting from April 4, 2014
(4)starting from December 19, 2014	(5)starting from December 19, 2014	(6)as of October 27, 2014
(7)as of December 19, 2014	(8)as of December 19, 2014	(9)as of December 19, 2014
(10)as of Desember 19, 2014	(11) starting from December 19, 2014	(12) starting from December 19, 2014
(13) starting from December 19, 2014	(14) starting from December 19, 2014	(15) starting from December 19, 2014

Remuneration for the Board of Commissioners

Each member of the Board of Commissioners is entitled to a monthly remuneration and allowances. They are also eligible for bonuses based on the Company’s performance and achievements, in which the amount is determined by the shareholders at the AGM. Members of the Board of Commissioners are also entitled to benefits as a lump sum allowance upon resignation.

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Remuneration for the Board of Commissioners is calculated based on a formula prepared by the Nomination and Remuneration Committee and is also used for the determination of the Directors' salaries, and the amount refers to the percentage of Director salary approved in the AGM. In line with provisions of the Regulation of the Minister of SOEs PER-04 /MBU / 2014, GMS can specify the type of income and/ or specific amount that is different from the stipulation of the Ministerial Regulation. The procedure to determine the remuneration of the Board of Commissioners' is as follows:

-          The Board of Commissioners asked the Nomination and Remuneration Committee (NRC) to draft a proposal of remuneration for the Board of Commissioners.

-          The Nomination and Remuneration Committee then request the independent party to develop a framework for the remuneration of the Board of Commissioners.

-          The Nomination and Remuneration Committee proposes the framework to the Board of Commissioners.

-          The Board of Commissioners proposed remuneration of the members of the Board of Commissioners to the GMS.

-          The GMS delegates authority and power to the Board of Commissioners with the prior approval of Shareholders Series A Dwiwarna to set the remuneration for the members of the Board of Commissioners.

Number of Remuneration of Board of Commissioners in 2014

For 2014, the aggregate remuneration of the entire Board of Commissioners, including bonuses but excluding other benefits, was Rp25.3 billion.

The total accrued remuneration of the entire Board of Commissioners for 2014 was Rp37.1 billion, including longterm incentives and allowance upon resignation. In addition, the tax on the aggregate remuneration of the Board of Commisisoners, borne by Telkom, was Rp17.2 billion.The total remuneration of the boards of commissioners of Telkom’s subsidiaries in 2014 was Rp80.2 billion.

Board of Commissioners	Value (Rp million)
	Honorarium	Tantiem & THR	Allowance	Total
Hendri Saparini	-	-	-	-
Dolfie Othniel Fredric Palit	-	-	-	-
Imam Apriyanto Putro	577.5	72.3	477.2	1,127.0
Hadiyanto	868.1	2909.2	410.7	4,187.9
Parikesit Suprapto	868.1	2,909.2	420.7	4,198.0
Johnny Swandi Sjam	868.1	2,909.2	592.0	4,369.2
Virano Gazi Nasution	868.1	2,909.2	407.0	4,184.3
Jusman Syafii Djamal**	964.5	3,232.4	614.9	4,811.8
Gatot Trihargo*	289.4	1,969.2	229.4	2,487.9

Description: *) as of AGMS date of April 4, 2014

                    **) as of EGMs  date of December 19, 2014

Board of Commissioners Training and Competency Enhancement Programmes

In 2014, the members of the Board of Commissioners has participated in several training programmes to increase their competences such as:

Board of Commissioners Competence Improvement
Name	Program	Location	Date
Jusman Syafii Djamal	Group CEO SingTel	Singapore	January 29, 2014
Parikesit Suprapto	Group CEO SingTel	Singapore	January 29, 2014
Hadiyanto	Technology Development Update	Swedia	April 25 – 29, 2014
Johnny Swandi Sjam	- Indonesia Corporate Day - LTE Technology Development Update	- UK & US - US	- August 30 – September 6, 2014 - September 5 – 13, 2014
Imam Apriyanto Putro	European HR Summit	UK	September 22 – 24, 2014

Assessment of Members of the Board of Commissioners Performance

Overall, the GMS assesses the performance of the Board of Commissioners’,regarding the discharge of their duties and responsibilities in the respective year. Accountability for the implementation of the Board of Commissioners’ duties and responsibilities for the Fiscal Year 2014 will be made at the AGM to be held in 2015.

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GCG Assessment of BOC

We also assess the performance of GCG implementation conducted by the Board of Commissioners as one of the organs of GCG. The GCG ssessment process is performed out by IIGC, an independent party that performs a CGPI rating on Telkom. There are twelve aspects being assessed in the implementation of GCG, namely the aspect of commitment, transparency, accountability, responsibility, independence, fairness, competence, leadership, strategy, ethics, vision-mission-values, culture, and implementation of a learning organization.

In this GCG assessment, Telkom received the rating of “Indonesia Most Trusted Company”.

In addition to the assessment, we are also assessed by the BPKP in the program of "BUMN Bersih". The program was launched by the Minister of SOEs and is characterized by the signing of a commitment by the entire SOEs Managing Director.

The assessment of "BUMN Bersih" is aimed at directing the whole SOEs to implement good corporate governance (GCG) both administratively and substantively as well as to realize SOEs which are strong (professional), superior (priority system, quality, and innovation) and dignified (clean from all forms of irregularities and fraud, including corruption).

The assessment is conducted in stagesg and gradually. The first stage is the assessment to the Board of Directors and the Board of Commissioners in the third month since the signing of the Company's commitment "BUMN Bersih". The criteria of "Bersih" used in the program "BUMN Bersih”, is broadly defined. This includes assessment of the principles of good corporate governance, namely transparency, accountability, responsibility, independency and fairness. These five principles are the foundation for management systems ranging from planning to accountability, commitment not to do any form of fraud / cheating, including all forms of corruption, receiving and/ or giving gratification associated with his/ her position.

When BPKP assessed the entire ranks of Board of Directors and Commissioners, we should be grateful with the assessed value of the survey results. Telkom is the top ranks with a value of 8.3 (range 10). This means that the "BUMN Bersih" program has been implemented in the Good Corporate Governance.

The Board of Commissioners Secretariat

The Board of Commissioner is assisted by a Secretary of the Board of Commissioners, who is responsible for ensuring that the execution of the Board of Commissioners duties is in accordance with the Company's Articles of Association and existing legislation.

The Board of Commissioners Address

The official address of Telkom’s Board of Commissioners  is Graha Merah Putih, 5th Floor, Jl. Jend. Gatot Subroto, Kav.52, Jakarta 12710, Indonesia.

BOARD OF DIRECTORS

Directors are appointed and dismissed by the GMS. To be elected, candidates must be nominated by the Shareholder Series A Dwiwarna. Each Director of Telkom have tenure for five (5) years starting from the date of appointment, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday. Shareholder, through an AGM or EGM, are entitled to dismiss the members of the Board of Directors at any time before the expiration of his/ her term of office.

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Criteria of Board of Directors Members

Based on the Act 40 of 2007 on Limited Liability Company, Regulation of SOE Ministry No.1/MBU/2012 on Procedures for Appointment of Directors of SOEs and OJK Regulation No.33/ POJK.4/ 2014 on the Board of Directors and Board of Commissioners of the Public Company public or Issuer, an individual is eligible to be a member of the Board of Directors if he/ she is an individual who meets the following requirements upon appointment and during his/ her tenure:

1.       Has good character, morals, and integrity.

2.       Of legal age.

3.       In the five (5) years prior to the appointment and during his tenure:

a.       Has not been declared bankrupt;

b.       Has never been member of the Board of Directors and/ or members of the Board of Commissioners who was found guilty of causing a company to go bankrupt;

c.        Has never been convicted of a criminal offense that harms the country's financial and/ or relating to the financial sector; and

d.       Has never been a member of the Board of Directors and/ or members of the Board of Commissioners that during his tenure: (a) never held AGM, (b) His/her accountability as a member of the Board of Directors and/ or members of the Board of Commissioners have ever ‘not accepted’ by the GMS or ever not give an account as a member of the Board of Directors and/ or members of the Board of Commissioners to the General Meeting of Shareholders, and (c) ever led companies --that obtain a permit, approval, or registration of the OJK--, do not fulfill their obligation to submit annual reports and / or financial reports to the OJK.

4.       Is committed to comply with laws and regulations; and

5.       Has knowledge and/ or expertise in the field that is needed by the publicly listed company or entity.

Criteria of the directors will be adjusted based on the regulation of SOE Ministry No.PER.03/MBU/02/2015 on the requirements and proceddres for the appoinment and dismissal of SEOs

The Board of Directors Composition and Tenures

In accordance with the decision of the General Meeting of Shareholders (AGM) of Telkom on April 23, 2013, the composition of the Company’s Board of Directors is as follows:

Board of Directors	Position	Term of Office since
Arief Yahya	President Director	2005(1)
Honesti Basyir	Director	2012
Indra Utoyo	Director	2007(2)
Sukardi Silalahi	Director	2012
Muhammad Awaluddin	Director	2012
Rizkan Chandra	Director	2012
Priyantono Rudito	Director	2012
Ririek Adriansyah	Director	2012

(1) He served as Enterprise and Wholesale Director based on the resolutions in AGM 2005 and he was appointed the President Director in AGM 2012.

(2) He was appointed as Information Technology Solution and Supply Director in AGM 2007 and was appointed as Innovation & Strategic Portfolio Director in AGM 2012.

On October 27, 2014, Arief Yahya who was then the President Director of Telkom was appointed as Minister of Tourism, Republic of Indonesia. Therefore, in accordance with the Articles of Association and regulations, the Board of Directors meeting held on October 28, 2014 had elected Indra Utoyo, who was a Director of Innovation and Strategic Portfolio at that time, as Acting President Director.

In accordance with the results of the EGM held on December 19, 2014, the composition of the Board of Directors has been amended as follow:

Board of Directors	Position	Term Of Office Since
Alex J. Sinaga	President Director	2014
Heri Sunaryadi	Director	2014
Indra Utoyo	Director	2007**
Dian Rachmawan	Director	2014
Muhammad Awaluddin	Director	2012
Abdus Somad Arief	Director	2014
Herdy Rosadi Harman	Director	2014
Honesti Basyir	Director	2012

**    Based on the results of EGM 2007 he served as  Information Technology Solution & Supply Director through the realization of EGM 2012 where he was appointed Innovation & Strategic Portfolio Director.

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As the follow up on the implementation of the EGM on Friday, December 19, 2014, we held a Board of Directors meeting on the same date and assigned a nomenclature of Telkom's Board of Directors as follow:

1. Alex J. Sinaga as the President Director

2. Heri Sunaryadi as Director of Finance

3. Indra Utoyo as Director of Innovation and Strategic Portfolio (ISP)

4. Dian Rachmawan as Director of Consumer Service (CONS)

5. Muhammad Awaluddin as Director of Enterprise and Business Service (EBSI)

6. Abdus Somad Arief as Director of IT and Network Solution (NITS)

7. Herdy Rosadi Harman as Director of Human Capital Management (HCM)

8. Honesti Bashir as Director of Wholesale and International Service (WINS)

Scope and Main Duties of the Board of Directors

Pursuant to the Company's Articles of Association, the BoD is primarily responsible for leading and managing the Company's operations as well as controlling and managing its assets, under the supervision of the BoC. The BoD also has the right to act for and on behalf of the company, inside or outside the Court of Law, on any matters and for any events, with any other parties.

1. President Director as CEO of Telkom Group

-         To coordinate the process of structuring and/or reconstruction of the aspects of corporate philosophy, which includes but is not limited to vision, mission, objectives, corporate culture, and leadership architecture;

-         To formulate and to state the strategic direction for the conditioning of the Company’s capability in realizing sustainable  competitive growth across Telkom Group’s business portfolio and risk management as well as interfacing with external constituent;

-         To control the strategic planning function within the Telkom Group and to direct businesses development by focusing on new businesses portfolio;

-         To control corporate direction in driving new business, entering/ developing new markets and for internationalization/regionalization.

-         To control the management of strategic aspects and finance, human capital and innovation and strategic portfolio management on the entire businesses portfolio of Telkom's group;

-         In charge of leadership development program in Telkom Group, and to appoint and to dismiss certain official positions, in accordance with the established career management regulations, and leadership development program for the entire Telkom Group;

-         To submit reports on the Company’s performance as required for a public company on a regular basis.

2. Finance Director (“KEU”)

-         To determine the concept and the formula of the Company’s Long-Term Financial Planning for Telkom Group;

-         To facilitate the process of formulating the concept of corporate level strategy, particularly the financial perspective on, but is not limited to, strategic budgeting, business & investment, parenting strategy, subsidiary performance, and capital management;

-         To determine financial and logistic strategy and policies, which include, but is not limited to Financial Policy, Financial System Support Policy, Asset Management & Logistic Policy, Asset Management & Logistic;

-         To determine the governance policies and the financial accounting management, accounting management (budgeting), and corporate finance (treasury);

-         To determine the policies, governance, and mechanism of managing the Annual Work Plan Budget (RKAP);

-         To carry out the advisory role in determining corporate level strategy, particularly for matters related to Telkom Group’s financial resources.

3. Director of Innovation & Strategic Portfolio (“ISP”)

-          To determine the concept and formula of the Company's Long-Term Plan (corporate strategic scenario);

-          To determine the governance policies and the mechanisms of the management of corporate planning and strategy (policies on the level of planning and strategy - corporate level, business level and functional level);

-          To determine the strategy and the policy of the Telkom Group's business portfolio;

-          To determine the strategy, policy and recommendation for corporate action and strategic investment for the development of Telkom Group's business;

-          To determine the innovation strategy in order to explore new sources of growth for Telkom Group's business portfolio;

-          To determine the parenting strategy to harmonize and optimize the capability of the Telkom Group's business entities

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4. Director of Consumer Service (“CONS”)

-       To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantage to win the competition and long term growth of the consumer segment business portfolio (consumer home services and consumer personal services) within Telkom Group;

-       To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the consumer segment business within Telkom Group;

-        To determine the policy, governance, and mechanisms of the management of the consumer segment marketing functions;

-        To determine the policy, governance, and mechanisms of the management of the consumer segment sales and/ or partnership function;

-        To determine the policy, governance, and mechanism of the management of customer relationship management on the consumer segment;

-        Ensuring the effectiveness of business risk management in all units under the Directorate of Consumer Service.

5. Director of Enterprise Business Service (“EBIS”)

-         To define the business strategy and planning to leverage the Company's resources capability in creating a competitive advantage to win the competition and to achieve long term growth of the corporate segment business portfolio (enterprise and business) of Telkom Group;

-          To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entities managing the corporate segment business (enterprise and business) of Telkom Group;

-          To determine the policy, governance, and mechanisms of the management of corporate segment marketing function (enterprise and business);

-          To determine the policy, governance, and mechanisms of the management of the corporate segment sales and/or account management function (enterprise and business);

-          Determine the policy, governance, and mechanism of customer relationship management for corporate segment (enterprise and business);

-          Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Enterprise Service.

6. Director of Network, IT& Solution (“NITS”)

-         Determining the business plan and strategy in order to leverage the capability of company’s resources to develop/exploit the established business/ services by utilizing infrastructure, IT and solution to support Telkom Group business portfolio synergistically;

-          Determining the policy, governance, and mechanism for the utilization of infrastructure/ network to support the growth of Telkom Group business portfolio;

-          Determining the policy, governance, and mechanism for the utilization of IT to support the growth of Telkom Group business portfolio;

-          Determining the policy, governance, and mechanism for the conditioning of excellent performance of services/solutions to support sustainable competitive growth of Telkom Group;

-          To manage and to control the parenting mechanism in accordance with the parenting strategy on the entire units under the Directorate of NITS and/or other units directly involved in the process of managing the infrastructure utilization and operation;

-          Ensuring the effectiveness of risk management in all business processes in all units under the Directorate of NITS.

7. Director of Human Capital Management (“HCM”)

-          To determine the concept and formula for Human Capital Long Term Plan and Human Capital Master Plan in Group;

-          To facilitate the process of formulating corporate level strategy, particularly on aspects related to the development of center of excellent, organization behavior, corporate culture, and leadership architecture;

-          To determine the strategy and policies for human capital function, including but is not limited to human capital policy, organization development, and industrial relation;

-          To determine the governance policy and the management mechanism and planning of resources related to the development, utilization and management of human resource;

-          To determine the policy, governance, and mechanism for the development and interrelation of the entities/institutions related to human resources management, including but is not limited to the pension fund management institutions, employee and retire health care institutions, skill and competence development institution or educational institution, and labor union;

-          To conduct the advisory role in determining corporate level strategy, especially for matters related to Telkom Group’s human resources development.

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8. Director of Wholesale & International Service (“WINS”)

-     To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantages to win the competition and to achieve long term growth of the Wholesale & International segment business portfolio of Telkom Group;

-     Determining the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the business operations for the Wholesale & International segment of Telkom Group;

-     Determining the policy, governance, and mechanisms of the management of Wholesale & International segment  marketing functions;

-     Determine the policy, governance, and mechanisms of the management of the Wholesale & International segment sales and/or account management function;

-     Determining the policy, governance, and mechanisms of the management of customer relationship management for Wholesale & International segment;

-     Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Wholesale & International segment.

BoD Charter

In the case of activities and actions in the Company’s management that are not governed by our Articles of Association or the provisions of the law, procedures are followed that support the principle of accountability through consensus, agreement and/or rules between the members of the BoD.

The BOD charter is aimed at expediting the decision making process, reducing bureaucracy in the administration of the Company’s management, and supporting improvements in performance. This charter also governs the working relationship between the BoD and the BoC, which is an institutional relationship in that it is based on countable management and supervisory mechanisms in accordance with the prevailing provisions.

Feasibility and Proper Test of Board of Directors Member

The implementation of Fit and proper test (UKK) for members of the Board of Directors is conducted based on the SOE Ministerial Regulation No.Per 01/ MBU/ 2012 on Requirements and Procedures for Appointment and Dismissal of Directors of State-Owned Enterprises as well as several changes, among which are:

-          Regulation of SOE Ministry No.Per-06/ MBU/ 2012 on the Amendment of Regulation od SOE Ministry No.Per 01/ MBU/ 2012 on the Requirements and Procedures for Appointment and Dismissal of Board of Directors Members of State Owned Enterprises;

-          Regulation of SOE Ministry No.Per-16/ MBU/ 2012 on the Second Amendment Regulation of SOE Ministry No.Per 01/ MBU/ 2012 on the Requirements and Procedures for Appointment and Dismissal of Board of Directors Members of State Owned Enterprises;

-          Regulation of SOE Ministry No.-09/ MBU/ 2014 on Third Amendment of Regulation of SOE Ministry No.Per 01/ MBU/ 2012 on the Requirements and Procedures for Appointment and Dismissal of Directors Member State Owned Enterprises; and

-          Regulation of SOE Ministry No.Per-20/ MBU/ 2014 on the Fourth Amendment of Regulation of SOE Ministry No.Per 01/ MBU/ 2012 on the Requirements and Procedures for Appointment and Dismissal of Directors Member State Owned Enterprises.

In Article 8 of the Regulation of SOE Ministry No.PER-20/ MBU/ 2014 of the Fourth Amendment of Regulation of SOE Ministry No.Per 01/ MBU / 2012 on Requirements and Procedures for Appointment and Dismissal of Directors Member State-Owned Enterprises, UKK and evaluation are conducted by a Team consisting of:

a.       Technical Deputy (as the team leader);

b.       Secretary of the Ministry of SOEs;

c.        Business Infrastructure Deputy and

d.       Two (2) special staffs of the Minister of SOEs.

According to Regulation of SOE Ministry No.Per-01/ MBU/ 2012, UKK is conducted by the team as mentioned above and is assisted by the Professional Institute in accordance with Regulation of SOE Ministry No.Per SOE-01/ MBU/ 2012.

BoD Remuneration Policy

Each member of the Board of Director is entitled to a monthly remuneration consisting of a monthly salary and other allowances. They are also eligible for bonuses based on the Company’s performance and achiement, which amount is determined by the shareholders at the AGM. Members of the Board of Directors are also entitled to a lump sum allowance upon resignation.

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The remuneration for the members of the Board of Directors is calculated based on a formula prepared by the Nomination and Remuneration Committee (NRC), which is also used to determine the salary of the Board of Directors. The amount refers to the percentage of President Director’s salary approved in the AGM. In line with the Regulation of the Minister of SOEs No. PER-04/ MBU/ 2014, the GMS can specify the type of income and/ or a specific amount that is different from that which is stipulated in the Ministerial Regulation.

Procedures and Mechanisms of BOD Remuneration

The procedures to determine the remuneration for members of the Board of Directors are as follow:

1.       The Board of Commissioners asks the NRC to draft remuneration proposals for the Board of Commissioners.

2.       The Nomination and Remuneration Committee requests an independent party to develop a framework for the remuneration of the Board of Commissioners.

3.       The Nomination and Remuneration Committee proposes the framework to the Board of Commissioners.

4.       The Board of Commissioners proposes remuneration of the members of the Board of Commissioners to the General Meeting of Shareholders (GMS).

5.       The GMS delegates the authority and power to the Board of Commissioners with the prior approval of Shareholders of Series A Dwiwarna to set the remuneration for the members of the Board of Commissioners.

Total Board of Directors Remuneration in 2014

For 2014, the total remuneration of the entire Board of Directors, including bonuses but excluding other benefits, was Rp70.4 billion. The total accrued remuneration of Board of Directors for 2014 was Rp123.5 billion, including long-term incentives and allowance upon resignation. In addition, the tax on the aggregate remuneration of the Board of Directors, horne by Telkom, was Rp27.3 billion. The remuneration of the boards of directors of Telkom’s Subsidiaries in 2014 was Rp300.9 billion.

Board of Directors	Value (Rp billion)
	Honorarium	Tantiem & THR	Allowance	Total
Alex J. Sinaga	-	-	-	-
Heri Sunaryadi	-	-	-	-
Indra Utoyo	1,782.0	5,822.1	1,138.7	8,742.8
Dian Rachmawan	-	-	-	-
Muhammad Awaluddin	1,782.0	5,822.1	1,138.7	8,742.8
Abdus Somad Arief	-	-	-	-
Herdy Rosadi Harman	-	-	-	-
Honesti Basyir	1,782.0	5,822.1	1,138.7	8,742.8
Arief Yahya(1)	1,650.0	6,469.1	940.8	9,159.2
Sukardi Silalahi(2)	1,782.0	5,822.1	1,138.7	8,742.8
Rizkan Chandra(2)	1,782.0	5,882.1	1,138.7	8,742.8
Priyantono Rudito(2)	1,782.0	5,882.1	1,138.7	8,742.8
Ririek Adriansyah(2)	1,782.0	5,882.1	1,138.7	8,742.8

(1) until October 27,2014

(2) as of EGM of  December 19, 2014.

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The Board of Directors meeting

The meeting of the Board of Directors is chaired by the President Director. In the event that the President Director is unable to attend or is absent for a reason, the meeting will be chaired by a member of the BoD appointed in the meeting. The meeting of the Board of Directors may be held at any time deemed necessary at the request of one or more members of the Board of Directors or at the request of the Board of Commissioners or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding common shares.

The decisions of the BoD meeting shall be reached by consensus. If this method fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting.

A quorum is reached at a BoD meeting if more than half of the members of the Board of Directors are present or are legally represented at the meeting. Each member of the Board of Directors who is present at the meeting shall be entitled to cast one vote (and one vote for each other Director who that he/ she represents).

As of December  2014, the Board of Director meetings were conducted with the following agenda:

No	Month	Agenda
1	January

1.       Reports Discussion and Breakthrough Transformation Program (BTP) Discussion and Transformation of Corporate Holding, Global Human Capital Readiness Index (GMI) and Decision KM BOD 2014.

2.       Report of Development and Management of Indonesia’s Digital Creative Industries and Corporate Strategic Planning Approval System.

3.       Signing of Commitment Telin-Infomedia related Australia INEX program, Telin-Sigma related program INEX Jurong Data Center, Telkomsel Telin-Telkomsel related branding, Telin-Metra related Metra Group product and service portfolio development for overseas.

2	February	1. Reports & Breakthrough Transformation Program (BTP) Discussion.
3	March	1. Report of Handbook and Presentation Material of CRO, DPI (Interconnection Request Data), Dividend Effect on Stocks. 2. Discussion of Telkom Cloud: Telkom Group Synergy Commitment.
4	April	1. Approval Letter of Submission of Materials explaining on Telkom Vision for Board of Commissioners, Task Force of ROSE Program in 2014, PD Organization of Pro-business Network Application Services.
5	May

1.       Reports & Discussion of Breakthrough Transformation Program (BTP), Official Songs and Telkom Corporate Uniform, Entry Strategy and INEX business Plan, Follow up of IDSA (Digital City Development).

2.       BoD agenda Update, Progress on PT MD Network Establishment, Content Management Report April 2014, INEX Progress KSA, Project to-buy Telkom Australia (TAU)

6	June

1.       Approval of the resolution to prepare the internet gateway IP transit between Telkom and Telin. Approval for the injection of capital into Telkom Metra’s joint venture with Telstra Singapore.

2.       BoD Agenda Update, Social Security, Pension Fund Regulatory and Approval of KM VP and SGM 2014, PD Determination of Telkom’s Human Capital Management System.

7	July

1.       Approval of Task Force CSO Support, PD Organizational Change of IDEC-M2M Digital Ecosystem, SBR Justification Development Services Satellite Control PSN -VI.

2.       Reports of Sell First then Buy WiFi Business, Corporate Action UseeTV, CVC Formation Dico.

3.       Approval To Increase in Investment (Equity Call) to PT Sigma Cipta Caraka (Telkom Sigma) in order to Devekop Capacity Data Center 100 K m2 through Telkom Metra, Report of Procurement of Telkom Satellite 3-S In Orbit Slot 118 BT.

8	August

1.       Reports of IDN 2020 (Master Plan Telekomunikasi RI), BUMN Holding, Satelite Maritime Business, Personal Service for Telkom Group, Security Operations Center.

2.       BoD Agenda Update, JV NAS and Report of NKU TW 2 2014, Progress Report of TCUC utilization.

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No	Month	Agenda
9	September

1.       Reports & Discussion of Breakthrough Transformation Program (BTP) and PD Agreement on the Implementation Project Organization for Telkom 3S.

2.       Report: WiFi Business (Integrator and Benchmark System), NKU TW-2 2014 and Presentation Deloitte (Internationalization Observations).

3.       Evaluation Report and Roadmap of WiFi Business, Frequency Spectrum Strategy for Telkomsel, Telkom Satellite going Global, International Data Network Regional, Launching of Telkom Macau, Business Studies on the Establishment of GM Segment Maritime & Probis MILES.

10	October

1.       BoD Agenda Update, Executive Business, CSS, ReFlexi, PD Corporate Culture and Decision on Regional Division Resourses Allocation.

2.       Report of Telkom Evaluation System and Culture, Regional Division Resourses Allocation, TLT Progress, Launching InEx KSA, agreement on corporate regulation related to spirit-based Telkom Group Sinergy, Corporate regulation on “difficult people”.

11	November

1.       Decision of Tourism Segment Formation Studies at DES and the Implementation of e-tourism working Program in the Ministry of Tourism, approval of Regulations Related Spirit-based Telkom Group Synergy, Corporate Regulations regarding the handling of "difficult people”

12	December	1. Reports and discussion of Breakthrough Transformation Program (BTP). 2. Decision on the Telkom Group Integrated Supply Chain Management

Attendance of Directors Meeting

In 2014 the Company held 46 Board of Directors meetings with the level of director’s attendances as follow.

Director	Attended Meeting	Percentage (%)
Alex J. Sinaga	2 of 2	100
Heri Sunaryadi	2 of 2	100
Indra Utoyo	43 of 46	93.5
Dian Rachmawan	1of 2	50
Muhammad Awaluddin	40 of 46	87.0
Abdus Somad Arief	2 of 2	100
Herdy Rosadi Harman	1 of 2	50
Honesti Basyir	41 of 46	89.1
Arief Yahya(1)	36 of 36	100
Rizkan Chandra(1)	40 of 44	90.9
Sukardi Silalahi(1)	40 of 44	90.9
Ririek Adriansyah(1)	39 of 44	88.6
Priyantono Rudito(1)	41 of 44	93.2

(1) as of EGM of Desember 19, 2014

Directors Competency Enhancement Program

In 2014, the members of the Board of Directors have attended various training programs, workshops, conferences and seminars, both as participants and as a speaker, in order to increase of the competence of the Board of Directors.

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Table of Competence Enhancement Programmes for Directors:

Name	Programme	Venue	Date
Alex J. Sinaga	-	-	-
Heri Sunaryadi	-	-	-
Dian Rachmawan	-	-	-
Abdus Somad Arief	-	-	-
Herdy Rosadi Harman	-	-	-
Indra Utoyo	(Speaker) at the National Seminar and Workshop on Data Center and Disaster Recovery Plan best practices for Indonesia (Telkom PDC) / Theme: Indonesia Digital Cloud Through Always on Data Center	Hotel Shangri-La, Jln. Jend. Sudirman Kav.1, Jakarta	January 22, 2014
	(Speaker) on SOE TRACK: SOE Outlook 2014 - Welcoming the 2015 ASEAN Economic Community / Topic: SOE Strategic Agenda 2014 and the 2015 ASEAN Economic Community	Hotel Borobudur, Jln. Lap. Banteng Selatan, JakPus	January 29, 2014
	(Panelist) Technopreneurship in the 21st Century Critical Issues and Challenges / Theme: NTC-SBM Technopreneurship Forum: Driving Sustainable Economic Growth - Science, Innovation and Business.	Ballroom JS Luwansa Hotel, Rasuna Said, Jakarta	February 26, 2014
	(Speaker) CISCO Business Planning Workshop / Keynote Speech for Executives / Material: PINs in Telkom's Strategic Portfolio	JS Luwansa Hotel, Rasuna Said, Jakarta	March 5, 2014

(Sources) Consumer Protection in Financial Industry Seminar 2014 / Session: Innovation Towards Implementation of Marketing 3.0 in the Financial Services Industry / Topic: Educating Marketing and Consumer Products Based Technology.

		Ballroom The JS Luwansa Hotel & Convention Center, Jln. H.R. Rasuna Said Kav. C.22, JakSel	April 14, 2014
Honesti Basyir	(Participants) Forum Yakes Investment Management and Evaluation of Q4	Hotel Hyatt, Jl. Kaliurang Jogjakarta	January 18, 2014
	(Keynote Speaker) Workshop ISCM & Telkom Group Procurement Synergy	Ruang Rapat Delima, Jakarta	March 26, 2014
	(Speaker) Non-Deal Roadshow (NDR) with Bahana and Bahana's Clients	Financial Hall, 27th Floor, Grah Niaga, Jakarta	April 16, 2014
	(Speaker) seminar on national committee governance policy - GCG: Towards Well Governed Society/theme: Implementation of GCG to the Well-Governed Societe	Ball Room Dua Mutiara I, Hotel JW Marriot	May 6, 2014
	(Speaker) Workshop on Implementation of IFRS in SOEs	Hotel Aston Orimera Bandung	May 9, 2014
	(Participants, Speakers) 5th Annual DB Access Asia Conference	Marina Bay Sands Singapore	May 21, 2014
	(Keynote Speaker) Opening SUSPIM International	Corpu, Bandung	June 9, 2014
	(Keynote Speaker) Technical Cooperation Jointly held by Auditor Telkom Group and BPKP	Corpu Telkom Gerlong	June 9, 2014
	(Speaker, Participant) Meeting with Credit Suisse Analyst and Banker ECM Team	Credit Suisse Office, One Rafles Link, South Tower	June 18, 2014
	(Participants) Global Bond Update by Credit Suisse	Rr. Dirkeu Jkt	June 18, 2014
	(Participant) Global Bond Update by ANZ	Rr. Dirkeu Jkt	June 19, 2014
	(Speaker) Debriefing EGM Regional Division	Hotel Padma, Bandung	July 2, 2014

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Name	Programme	Venue	Date
	(Speaker) In the talk show "Inspiration Movement For Indonesia" OSKM ITB 2014	Gedung Sasana Budaya Ganesa (Sabuga) ITB, Bandung	August 22, 2014
	(Participant) CFO Forum, hosted by Singtel	Intercontinental Hotel Sydney, Australia	August 25-26 2014
	(Participant) Macquarie ASEAN Conference	Fullerton Hotel, Singapura	August 28-29, 2014
	(Speaker) In Andalas University Seminar theme "Participation of Industrial Engineering Program in Industrial Engineering Profession Forming In Anticipation to the Law of Engineering"	The Hills Bukit Tinggi, Padang	September 3, 2014
	(Participant) Presentation and Press Conference on Investors Investor Summit and Capital Market Expo 2014	Ritz Carlton, Pacific Place, Jakarta	September 17, 2014
	(Participant) Daiwa Capital Markets Conference 2014	The Imperial Hotel, Tokyo, Jepang	November 5-7, 2014
Muhammad Awaluddin	(Speaker) ISCLO 2014, "2nd International Seminar & Conference on Learning Organization"	Ritz Carlton PP, Jakarta	November 5, 2014
	(Participant) Business Leader Forum “Fewer, Bigger, Bolder”	Ritz Carlton PP, Jakarta	October 16, 2014
	(Speaker) CEO goes to Campus “Technopreneurship”	UNJ, Jakarta	October 1, 2014
	(Speaker) ICISS 2014, “2014 International Conference on ICT for Smart Society”	Grand Royal Panghegar Bandung,	September 25, 2014
	(Speakers) Briefing Participants SUSPIM 3 Regular Batch 5 "	GMP Jakarta – CorpU Gerlong (Vicon)	September 17, 2014
	(Speaker) Session BoD SUSPIM BOD-2 International Batch # 2 INSEAD	Fontainebleau, Perancis	September 9, 2014
	(Participant) FGD Global Leading Public Transport Practice - PwC	Belanda	September 8, 2014
	(Speaker) FTU Telematics Cluster "Improving Interwoven Partnership Cooperation Between Employers Large and Small Entrepreneurs"	Cimahi, Jawa Barat	September 4, 2014
	(Speaker) Indonesia’s Top 100 Most Valuable Brand	Shangri La, Jakarta	August 16, 2014
	(Speaker) Media Gathering STAR Data Center Services	Resto Nine, Surabaya	July 14, 2014
	(Speaker) Media Gathering IndiCampus	Amaroosa, Bandung	June 26, 2014
	(Speaker) Fire Briefing Suspim International NUS Batch #3	NUS, Singapore	June 20, 2014
	(Speaker) Conference e-Health 2014, “E-Indonesia Initiative Forum X”	Mega Kuningan, Jakarta	June 5, 2014
	(Speaker) International Seminar “The Role of Academia, Business Government and Community toward Sustainable City”	Universitas Padjadjaran, Bandung	June 4, 2014
	(Speaker) Conference: Corporate Secretary, the Secret Journey to Success	Merchantile, WTC, Jakata	4April 2, 2014
Arief Yahya	(Speaker) Stadium Generale (Telkom University)	Telkom University, Bandung	March 7, 2014
	(Speaker) Seminar MM UNPAD; Theme: "Collaboration with Industry in Supporting World Class University	Universitas Padjadjaran, Bandung	March 26, 2014
	(Speaker) Talkshow Indonesian Leaders Talk 2014	Jakarta Convention Center, Jakarta	September 3, 2014

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Name	Programme	Venue	Date
	(Speaker) Briefing Suspim International BOD-1	Telkom Corporate University, Bandung	September 22, 2014
	(Speaker) National Seminar / Theme: Building Indonesia Global Competitiveness through Digital Creative Industry Development with Triple Helix Concept	Aula Graha Sanusi Hardjadinata, Kampus UNPAD, Bandung	May 9, 2014
	(Participants) SOE Executive Club / Event: SOE Executive and Commissioner / Supervisory Workshop	Mutiara Ballroom Lower Ground Floor, The Ritz Carlton Jakarta, Jakarta	May 14, 2014
	(Speaker) Seminar: Indonesian Maritime Telecommunication	Ballroom Mutiara 1, Hotel Gran Melia, Jakarta	May 20, 2014
	(Speaker) Talk Show di MNC News TV / Topik: Pengembangan Bisnis Kreatif Digital di ICT for Indonesia	MNC News TV, Kebonsirih, Jakarta	May 22, 2014
	(Speaker) FUSECO Forum ASIA 2014 / Theme: Future Telco Ecosystems within the Smart Cities and Beyond / Topic: Enabling a Converged World Through Ecosystem Solution	Ayodia, Nusa Dua, Bali	June 9, 2014
	(Participants) Executive Programme INSEAD Business School / Theme: Merger & Acquisition and Coporate Strategy	INSEAD Business School Fountainebleu, Perancis	July 1, 2014
	(Panelist) Panel Discussion on RAPIMDIT EBIS / Theme: Winning the Future - Creating a Dominant Market Share in ICT Transportation & Logistic Ecosystem	JS Luwansa Hotel, Jln. HR Rasuna Said, JakSel	July 24, 2014
	(Sources) INDOTELKO / Theme: Encouraging ICT to Grow State Economy	Kembang Goela Resto, Plaza Sentral, Annex Building, Jakarta	September 10, 2014
	(Participants) IBM Leaders 'Dialogue / panelist in the "Client Speaker Panel: What Clients Value in a Partnership with IBM - Leaders' Dialogue	Tapis Room, The Four Seasons Hotel, Jakarta	September 11, 2014
	(Sources) National Seminar on "Indonesian Cyber Crime Summit 2014" / Topic: Indonesia Digital Network and Hubber as qn Alternative National Information Security Solutions	Aula Barat ITB, Jln. Ganesha No.10, Bandung	October 9, 2014
	(Participants) Committee on National Economy / Theme: Indonesian Economic Prospect 2015 - Opportunities and Challenges	Grand Ballroom Hotel Grand Hyatt, Jakarta	October 17, 2014
	(Speaker) National Broadband Symposium / Topic: Embracing the Roadmap Toward Broadband Implementation in Indonesia	Assembly Hall, JCC	November 5, 2014
Priyantono Rudito	(Speaker) Forum Human Capital Indonesia SOE	Pertamina, Palembang	March 5, 2014
	(Speaker) Sharing Session management of Human Capital	Ministry of SOE	April 25, 2014
	(Welcome Speech & Participants) Forum Human Capital Indonesia SOE	Jasa Tirta – Malang	May 14, 2014
	(Speaker) SUSPIM International at INSEAD & Orange Campus	Perancis	May 27, 2014
	(Participants) Q-Journal paper award (TESCA) 2014	Hotel JW Luwansa	June 17, 2014
	(Welcome Speech & Participant) Forum Human Capital Indonesia BUMN	Headquarter of BNI	June 23, 2014
	(Participant) Aerotropolis Seminar with John Kasarda	SBM ITB	June 25, 2014

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Name	Programme	Venue	Date
	(Participants) Workshop B20 focus on Human Capital	Sydney	July 16-17, 2014
	(Speaker) Public Lecture on the topic of Leadership & Human Resources	UNPAD	August 27, 2014
	(Speaker) One day seminar on TPCC - Role of Certification Bodies in improving the competitiveness of Indonesian workers	Telkom CorpU	August 28, 2014
	(Speaker) Indonesia Leadership and Human Capital Summit 2014	Hotel Pullman Jakarta	October 16, 2014
	(Speaker) Indonesia Leadership and Human Capital Summit 2014	Hotel Pullman Jakarta	October 16, 2014
	(Speaker) International Conference on Management, Hospitality & Tourism Accounting (IMHA)	Hotel Grand Royal Panghegar	September 3, 2014
	(Speaker) Co-Teach with Professor Mathew Hayward in the course on Strategy Management	Monash University	September 18, 2014
	(Speaker) National Business Case Competition (NBCC)	Universitas Padjadaran	September 22, 2014
	(Speaker) 1st Indonesia Digital & Social Learning Conference (IDSL)	Hotel Ritz Carlton SCBD Jakarta	September 24, 2014
	(Speaker dan Participant ) “2nd International Seminar Conference Learning Organization (ISCLO)”	Hotel Ritz Carlton Mega Kuningan Jakarta	November 5, 2014
	(Speaker) Winning best talent through greta human capital system alignment	Balai Kartini, Jakarta	November 27, 2014
	(Speaker) Talent Management world class SOE	Hotel Haris Bali	November 28, 2014
Sukardi Silalahi	(Speaker) Speedy Instant Malaysia	Kuala Lumpur Malaysia	January 18, 2014
	(Participant) SOE Marketeer Club in Semen Indonesia	The East Tower Lt.18, Jl Dr Ide AA Gde Agung Jakarta	February 27, 2014
	(Speaker) Chief Editor Meeting.	Ritz Carlton Jakarta	March 18, 2014
	(Participant) Seminar on "Malaysia - Indonesia: Past, Now and Forever" together with Dr.Mahathir Mohamad	Auditorium Menara Bank Mega Lt.3 Jl. Kapten Tendean Jakarta	April 14, 2014
	(Speaker) INDIHome Woman Award 2014	Metro TV Jakarta	April 25, 2014
	(Participant) Jakarta Marketing Week 2014	Grand Atrium Kota Casablanca Jakarta	May 7, 2014
	(Participant) Benchmark on Best Practise Telco Consumer Business at Detecon and British Telecom	Germany	May 11-17, 2014
	(Speaker) IDSA program at Metro with Aceh Mayor.	Metro TV Jakarta	May 22, 2014
	(Speaker) Indonesia Digital Learning	Novotel Jogjakarta	May 30, 2014
	(Speaker) UseeTV Brasil	Pacific Place Jakarta	June 5, 2014
	(Speaker) International Leadership Program (ILP) BoD-3 Batch#2	Orange, France	June 16, 2014
	(Participant) Benchmark Broadband Business in ORANGE	Paris France	June 17-18, 2014
	(Speaker) Kick Off the Implementation of 100 Mbps WiFi.id Corner	STIMIK Jayakarta, Jakarta	July 16, 2014
	(Speaker) MURI record breaking 1000 100 Mbps WiFi.id Corners	GMP Telkom Jakarta	August 17, 2014

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Name	Programme	Venue	Date
	(Speaker) Industrial Understanding of Financial Aspects for Non-Financial Senior Leaders	CorPU Bandung	August 18, 2014
	(Speaker) Public Lecture at the Institute of Technology DEL.	IT DEL Pematang Siantar Sumut	August 30, 2014
	(Speaker) Student Public Lecture on the theme of “Building Broadband, Advancing the Nation”	Uninversitas Santo Thomas Medan	September 25, 2014
	(Speaker) International Leadership Program (ILP) BoD-3	MBS Melbourne Australia	October 27, 2014
	(Participant) Benchmark Broadband Business at Telstra Australia.	Melbourne Australia	October 28-29, 2014
	(Speaker) Press Conference Mark Plus Conference 2014	MarkPlus Main Campus, Casablanca Jakarta	November 10, 2014
Ririek Adriansyah	(Speaker) Pacific Telecomunication Conference – 2014	Honolulu, Hawaii	January 17–23, 2014
	(Participant) BUMN Marketer	Graha Merah Putih Jakarta	January 29, 2014
	(Speaker) Open Senate on Corporate University & SUSPIM	Telkom Corporate University, Bandung	February 5, 2014
	(Speaker) Workshop For Possible Acquisition of 2Degrees Share	Graha Merah Putih Jakarta	February 7, 2014
	(Participant) Chief Editor Meeting Summit	The Ritz Carlton Pacific Place Jakarta	March 18, 2014
	(Speaker) Public Lecture Malaysia-Indonesia: Past, Present And Forever Together Dr.Mahathir Tun Mohamad	Auditorium Menara Bank Mega, Jakarta	April 14, 2014
	(Participant) Program Exevutive Education For BOD: Building The Business: Strategies For Asia Pacific	INSEAD, Singapore	May 5-9, 2014
	(Participant) SOE Marketing Day	MarkPlus & Kementrian BUMN, JS Luwansa Hotel Jl. Rasuna Said Kav.C-22 JKT	August 21, 2014
	(Speaker) Telkom International Leadership Program, National University of Singapore (NUS)	Graha Merah Putih, Jakarta	August 22, 2014
	(Participant) South-East Asia Summit 2014: From Neighborhood to Community	The Ritz - Carlton Jakarta	August 27, 2014
	(Speaker) Leader as a Father "Merger & Acquisition Strategy & Planning for Global Telco Business Development"	Hotel Salak, Bogor	September 1, 2014
	(Speaker) Opening Workshop Updating Valution with Deloitte	Sigma Room Graha Merah Putih, Jakarta	September 25, 2014
	(Speaker) Berita Satu TV	Graha Merah Putih, Jakarta	September 29, 2014
	(Participant) MarkPlus Business Leader Forum	The Ritz Carlton Hotel, Jakarta	October 16, 2014
	(Speaker) Firebriefing Telkom International Leadership Program, National University of Singapore (NUS)	NUS, Singapore	October 17, 2014
Rizkan Chandra	(Courtesy visit) Juniper Exe Brief Center	Melbourne	February 17–20, 2014
	(Speaker) YLi satellite “Lead Change in Indonesia”	Lt 6 Graha Merah Putih Jakarta	January 13, 2014
	(Participant) Talent review (career day)	IDeC Bandung	February 13, 2014

Table of Content

Name	Programme	Venue	Date
	(Participant) National Discussion ASTI	Melbourne	February 17–20, 2014
	(Participant ) CTO Council	Kampus ITB Bandung	March 8, 2014
	(Speaker) Indo Telco Forums "Sharing infrastructure to reduce the trade balance deficit"	Hotel Pullman d/a Niko Hotel Thamrin	March 13, 2014
	(Interviewer) for IT & Operations award team	Balai Kartini Jakarta	March 18, 2014
	(Participant ) NBN Co Australia Sharing Session	Hotel Santika Jakarta	March 19, 2014
	(Participant) Technical Workshop Telstra	WTC Jend Sudirman Jakarta	May 5, 2014
	(Speaker) Seminar on Indonesia WiFI	Sydney	May 14–15, 2014
	(Participant) Seminar FUSECO	Melbourne	May 16, 2014
	(Speaker) Seminar on Satellite APSAT	CorpU Bandung	May 19, 2014
	(Speaker) Closure SUSPIM Int'l MBS Australia	Ayodia Bali	May 22, 2014
	(Speaker) Lemhanas Discussion “Anticipating the World Cyber Crime"	Grand Hyatt Jakarta	June 11, 2014
	(Participant) Workshop on JV NAS coordination	Melbourne	June 19–20, 2014
	(Speaker) Telkom Sigma Training	Hotel Padma Bandung	July 2, 2014
	(Speaker) Telkom University “Toward Asean Economy Community 2015”	Gedung Astragatra, Jl. Merdeka Selatan Jakarta	July 23, 2014
	(Participant) Signing Ceremony SEA-US C&MA dan Supply Contract	Graha Merah Putih Jakarta	August 7, 2014
	(Speaker) SL Forum ITSS	Mojopia, CorpU, Gerlong, Bandung	August 28, 2014
	(Speaker) Closure of Wifi Forums	Hotel Kempinski Jakarta	August 28, 2014
	(Participant) Exe Education The University Melbourne	CorpU Bandung	August 29, 2014
	(Participant) Seminar on 2nd Indonesia Wifi	Hotel Mercure Jakarta	September 4, 2014
	(Speaker) Connect Expo Comm Indonesia 2014 ag. Realizing the Nusantara Super Highway/TelkomTrue Broadband	Hotel Inna Yogyakarta	September 5, 2014
	(Participant) National Conference ASTI (award recipient) IDC - Asia Pacific Telecom Summit	Melbourne	October 5-10, 2014
	(Participant )seminar 2nd Indonesia Wifi	Menara IDeC Bandung	October 16, 2014
	(Speaker) Connect Expo Comm Indonesia 2014 ag. Realizing the Nusantara Super Highway/TelkomTrue Broadband	JCC Jakarta	November 5, 2014
	(Participant) National Conference ASTI (award recipient) IDC - Asia Pacific Telecom Summit	Amara Sanctuary Resort, Sentosa, Singapore	November 11, 2014

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Assessment on the Performance of the Board of Directors

Process for the Assessment on the Performance of the Board of Directors

The assessment on the performance of the members of BoD is performed by the BoC as well as by GMS, which makes reference to the achievement of key performance indicator (“KPI”) of the BoD in the discharge of its duties and responsibilities as stipulated by the Articles of Association, and the achievement of RKAP.

The achievement of the directors' KPI as a basis for the evaluation by the BoC is determined through internal processes. The assessment process is initiated by filing the realization of Management Contract ("KM") online which is followed up by a face to face meeting for clarification and the determination of the final performance scores. This will then be presented to the Performance Committee and the President Director for final determination which will be subsequently submitted to the Board of Commissioners.

In 2014, the Board of Directors' performance was also evaluated by a team designated by the State Ministry of SOEs to assess the company’s superior performance on the basis of the Superior Performance Assessment Criteria (“KPKU") of SOEs. The KPKU is an adaptation from the Malcom Baldrige Criteria for Performance Excellence (MBCFPE).

Criteria Used in the Assessment on the Performance of the Board of Directors

The criteria used in the assessment of  the performance of the Board of Directors is based on the balanced scorecard method to measure four main aspects, namely financial, customer, internal business process and learning and growth. This method is translated into three types of KPIs, namely shared KPI, common KPI and specific KPI.

Shared KPI refers to KPI with the nomination, target, realization and achievement of the same for the entire Board of Directors. Common KPI refers to KPI with the same nomination and target, but the realization and achievement are different for each member of Board of Directors. Specific KPI refers to KPI used differently for each of the Directors with specific program that focuses on the main duties and priorities for the respective Director and Directorate.

Parties Performing the Assessment

The internal parties performing the assessment of Director Management Contract is the Performance Committee and the President Director. Overall, assessment of the performance of the Board of Directors is conducted by the Board of Commissioners through the GMS mechanism in accordance with established regulations.

GCG Assessment for the Board of Directors

We also conduct an assessment on the Board of Director as well as the Board of Director's implementation of GCG. The assessment process was conducted by IICG as an independent party who perform a CGPI rating on Telkom. There are 12 aspects being assessed in the implementation of GCG towards an ethical, honourable and responsible and fair business, namely the aspects of commitment, transparency, accountability, responsibility, independence, fairness, competence, leadership, strategy, ethics, vision, mission, values, culture and implementation of a learning organization.

In this GCG assessment, Telkom was rated “Indonesia Most Trusted Company”.

In addition to the above-mentioned assessment, we are also assessed by BPKP in the programme "BUMN Bersih". The programme is launched by the Minister of State-owned Enterprises (SOE), marked by the signing of a commitment by the entire President Director of SOEs.

The assessment of "SOE Clean is intended to ensure all SOEs implement the GCG both administratively and in substance as well as to make state-owned enterprises formidable (professional), superior (prioritizing systems, quality and innovation) and honourable (no irregularities and fraud, including corruption).

The assessment is done in stages and gradually. The first stage is the assessment to theBoard of Directors and the Board of Commissioners on the third month of the signing of commitment "BUMN Bersih". The criteria "Bersih", which is used in the program "BUMN Bersih", includes the principles of good corporate governance, namely transparency, accountability, responsibility, independence and fairness. These five principles are the cornerstone of management systems ranging from planning to accountability, a commitment not to take any action that is fraudulent/ cheating, including all forms of corruption, receiving and/ or providing gratuities associated with the position.

After BPKP conducted an assessment of the entire Board of Directors and Commissioners,  the survey results show that Telkom is given a rating of 8.3 (range 10). This rating means that the program of "BUMN Bersih" has been implemented in the Good Corporate Governance (GCG).

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Table of Affiliated Relationships between the Members of of the Board Of Commissioners, the Board of Directors And Major And/ Or Controlling Shareholders.

The affiliateed relationships between the members of the Board of Commissioners, the Board of Directors and Major Shareholders and/ or controlling shareholder is shown in the following table.

COMMITTEE UNDER THE BOARD OF COMMISSIONERS

In performing their duties the Board of Commissioners is assisted by three committees under its supervision, namely Nomination and Remuneration Committee, Audit Committee, and Evaluation and Monitoring Committee Planning & Risk ("KEMPR").

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Profiles of Committee under the Board of Commissioners

1.       Nomination and Remuneration Committee

The composition of the Nomination and Remuneration Committee based on the decision of the Board of Commissioners No.13/ KEP/ DK/ 2014 dated August 19, 2014 is as follow:

Chairman/Member	:	Jusman Syafii Djamal / President Commissioner
Secretary	:	Ario Guntoro / Secretary of Board of Commissioners
Members	:	Hadiyanto / Commissioner
Parikesit Suprapto / Commissioner
Imam Apriyanto Putro / Commissioner
Johnny Swandi Sjam / Independent Commissioner
Virano Gazi Nasution / Independent Commissioner

On February 2, 2015, the composition of the Nomination and Remuneration Committee was amended in accordance with the decision of the Board of Commissioners 1/ KEP/ DK/ 2015 as follow:

Chairman/Member	:	Hendri Saparini / Komisaris Utama
Secretary	:	Ario Guntoro / Sekretaris Dewan Komisaris
Members	:	Hadiyanto / Komisaris
Imam Apriyanto Putro / Komisaris
Dolfie Othniel Fredric Palit / Komisaris
Parikesit Suprapto / Komisaris Independen
Johnny Swandi Sjam / Komisaris Independen
Virano Gazi Nasution / Komisaris Independen

Hendri Saparini – Chairman / Commissioner

Hendri Saparini is the chairman of Nomination and Remuneration Committee. He is responsible for giving the direction and coordination of the implementation of the Committee's tasks.

Hadiyanto, Imam Apriyanto Putro, Dolfie Othniel Fredric Palit  - Komisaris

Parikesit Suprapto, Johnny Swandi Sjam, dan Virano Gazi Nasution – Independent Commissioners

are members of the Committee and are responsible for coordinating input from parties related to the controlling shareholder concerning nomination and remuneration issues.

Ario Guntoro – Secretary of the Board of Commissioners

Ario Guntoro is the secretary of the Committee who is not a member of the Committee. He is responsible for preparing and managing the Committee’s administration and documentation.

2.       Audit Committee

The composition of the Audit Committee as determined by the Board of Commissioners decision No. 05/KEP/DK/2014 dated March 25, 2014 is as follow.

Chairman	:	Johnny Swandi Sjam
Secretary	:	Tjatur Purwadi
Members	:	Virano Gazi Nasution
Parikesit Suprapto
AgusYulianto

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On February 2015, Telkom has changed the composition of the Audit Committee. The new composition of the Audit Committee as determined by the Board of Commissioners No. 02/ KEP/ DK/ 2015 dated February 2, 2015 is as follow:

Chairman	:	Johnny Swandi Sjam
Secretary	:	Tjatur Purwadi
Members	:	Parikesit Suprapto
Dolfie Othniel Fredic Palit
Virano Gazi Nasution
AgusYulianto

In accordance with the applicable regulations concerning independence in the capital market, Mr. Othniel Dolfie Palit Fredric is appointed as a non-voting member.

Johnny Swandi Sjam- Independent Commissioner

As Chairman of the Audit Committee, Johnny Swandi Sjam is responsible for directing, coordinating and monitoring the implementation of the duties of each member of the Audit Committee.

Tjatur Purwadi - Secretary / Member

Tjatur Purwadi became a member of the Audit Committee since 1 March 2014 and was tasked to facilitate the operations of the Audit Committee, take charge of correspondence, prepare documents, report changes in the Audit Committee Charter, as well as coordinate the independent auditor selection process.

Before becoming secretary of the Telkom Audit Committee, Tjatur Purwadi worked at Telkom from 1979 to 2012. During his time at Telkom Tjatur Purwadi held several strategic positions such as Vice  President ("VP") - Financial and Logistic Policy and Head of Internal Audit. After retiring from Telkom, he served as Director - Assurance Team Tanudiredja, Wibisana & Partners / PwC. He holds a degree in accounting from the University of Gadjah Mada University and holds a Master degree in Management from Padjadjaran University.

Parikesit Suprapto and Virano Gazi Nasution – Independent Commissioner

Dolfie Othniel Fredric Palit – Commissioner

In charge of supervising and monitoring corporate governance, capital market regulations and other laws relating to the Company's operations, supervising  and monitoring  the Company's information technology.

Agus Yulianto-Member

AgusYulianto’s duty is to supervise and monitor the integrated audit process, the consolidated financial statements, the application of accounting standards, and the effectiveness of internal control over financial reporting ("ICOFR") as well as the effectiveness of risk management (especially financial reporting risks) implemented by the Board of Directors.

Agus is a certified accountant and has experience in auditing, accounting and finance. Between the years of 1983 and 1999, he was an officer of the Agency for Financial Supervision and Development. He also worked as a senior consultant in Jakarta Initiative Task Force as an audit procurement specialist for projects funded by the World Bank. Before he was appointed as a member of the Audit Committee, he worked in the Office of the Public Accountant HLB Hadori Keswick Adiand Partners as Chairman of the Financial Management Specialist for a project in Aceh, which is managed and funded by the World Bank Multi Donor Fund. He holds a bachelor's degree in accounting from the State College of Accountancy, Jakarta and holds a Master in Accountancy from Case Western Reserve University, Cleveland, Ohio, United States.

Fit and proper test for Committees under the Board of Commissioners

Based on the Audit Committee Charter, the requirements for a member of the Audit Committee are as follow:

Independent Commissioner

1.       Not a person who works or has the authority and responsibility for planning, directing, controlling or supervising the activities of the Company within the last six (6) months;

2.       Does not have stock, either directly or indirectly to the Company

3.       Is not affiliated with the Company, the Board of Commissioners, members of the Board of Directors, or the Shareholders of the Company

4.       Does not have a business relationship that is directly or indirectly related to the Company's business activities.

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Independence Requirements

1.       Not a person in a public accounting firm, law firm, Office Services Public appraiser, or other parties who give assurance services, non-assurance services, appraisal services and / or other consulting services to the Company for a minimum of six (6) months before being appointed by the Board of Commissioners;

2.       Not a person who works or has the authority and responsibility for planning, directing, controlling or supervising the activities of the Company within the six (6) months prior to appointment by the Board of Commissioners;

3.       Does not have stock, either directly or indirectly to the Company. In the case of members of the Audit Committee acquire the Company's shares either directly or indirectly as a result of a legal event, the shares shall be transferred to the other party within a maximum period of 6 (six) months after the shares acquired.

4.       Does not have a business relationship, directly or indirectly related to the use within the Company's business activities;

5.       Is not affiliated with members of the Board of Commissioners, members of the Board of Directors or main Shareholders of the Company.

Integrity and Competence Requirements

1.       Has high integrity, ability, knowledge, experience according to the field of work and be able to communicate well;

2.       Complies with the code of conduct established by the Company;

3.       At least one member of the Audit Committee shall have the educational background and experience in finance, accounting and auditing in which the concerned or one of them is declared as a financial expert and accounting (finance and accounting expert).

4.       Must have the knowledge to read and understand financial statements and the audit process;

5.       Mandatory to understand the company's business, especially related to the services or business activities of the issuer or Public Company, auditing process, risk management and regulations in the capital market as well as legislation related;

6.       Improves continuous competence through education and training;

7.       Knows and understands the function of the Audit Committee.

Financial and Accounting Expert Requirement

1.       Understands Financial Accounting Standards in Indonesia and in the US;

2.       Has experience in applying accounting standards primarily that relates with judgments and accounting estimates, Accrued and establishment of reserves;

3.       Has experience in preparing and implementing a general audit of the financial statements;

4.       Knows and understands internal control over financial reporting, including the audit process.

Independence of the Audit Committee

OJK Regulations on Audit Committee require that the Audit Committee consists of at least three members, one of whom must be an independent commissioner who acts as chairman, while the other two members must be independent. At least one of these two members must have the expertise (in the context of Item 16A of Form 20 F) in the field of accountancy and/ or finance. To be considered independent under the prevailing applicable regulations in Indonesia, an external member of the Audit Committee:

1.       May not be an executive officer of a public accounting firm that has provided audit services and/ or non-audit services to the Company within six months prior to his appointment as a member of the Audit Committee;

2.       May not have been our Telkom executive officer within six months prior to his appointment as a member of the Audit Committee;

3.       May not to be affiliated with our majority shareholder;

4.       May not be a family member of the Board of Commissioners or Board of Directors;

5.       May not own, directly or indirectly, shares of the Company; and

6.       May not have any business relationship that relates to the Company's business.

Excemption from the Registration Standard in The United States

Regulation No. 40 Year 2007 on Limited Liability Company does not make it compulsory for a public companies to form an audit committee as required under the Standard Recording of the New York Stock Exchange (“NYSE”). However, regulation of the Financial Services Authority (“OJK”) No. IX.I.5 and Regulation of Indonesia Stock Exchange (“IDX”) No. 1-A requires the Board of Commissioners of public companies listed on the Stock Exchange to establish an Audit Committee consisting of at least three members. One of these three members must be an independent commissioner who acts as chairman of the Audit Committee while the other two members must be independent and a minimum of one of the members must have expertise in accounting and/ or finance.

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NYSE Listing Standards established under Rule 10A-3 of the Exchange Act requires foreign private issuers whose shares are listed on the NYSE to have an audit committee which consists of independent directors. However, pursuant to Rule 10A-3 (c) (3), foreign private issuers may be exempt from the independence requirements if (i) the Government or the home country stock exchanges requires public companies to have an audit committee; (ii) a separate Audit Committee of the Board of Directors, which has members from both inside and outside the Board of Commissioners; (iii) the Audit Committee members are not elected by the management and no executive officer of the company who are members of the audit committee; (iv) the Government or the home country stock exchanges requires that the audit committee must be independent of the management company; and (v) the Audit Committee is responsible for the appointment, retention and oversight of the work of the external auditors.

Telkom has an Audit Committee consisting of six (6)  members: three (3)  Independent Commissioners, one Commissioner, and two (2) independent external members who are not affiliated with Telkom.

Not all members of Telkom Audit Committee are independent directors as required in Rule 10A-3 of the Exchange Act. Telkom refers to the general exemption under Rule 10A-3 (c) (3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption will not materially adversely affect the ability of the Audit Committee to act independently. We also believe that the intent of the restriction that each member of the Audit Committee are independent directors is to ensure that the Audit Committee is independent from the influence of management and provides a forum separate from management in which auditors and other interested parties can perform a straightforward discussion of the problem. Regulations issued by the Audit Committee of the OJK require that each member of the Audit Committee must be independent. Regulations issued by the OJK Audit Committee also require that at least two members of the Audit Committee are external independent members who are not only independent of the management but also independent of the Board of Commissioners and Board of Directors and the Company as a whole. Therefore, we believe that the standards set out in the regulations issued by the Audit Committee of the OJK is effective in ensuring the ability of the Audit Committee to act independently.

Aside from the above matters, unlike the requirements set forth in the NYSE listing standards, based on the provisions applicable to the Audit Committee in Indonesia, Telkom Audit Committee does not have direct responsibility for the appointment, compensation and retention of the external auditors. Telkom Audit Committee can only recommend the appointment of external auditors to the Board of Commissioners and Board of Commissioner's decision must be approved by shareholders.

Audit Committee Financial Expert

The Board of Commissioners has determined that Agus Yulianto, as a member of the Audit Committee, qualifies as an Audit Committee Financial Expert as described in Item 16A of Form 20-F, and as an "independent" member in accordance with Rule 10A-3 of the Exchange Act. Agus Yulianto has been a member of the Audit Committee since November 2010.

Audit Committee Pre-Approval Policies and Procedures

Telkom adopted pre-approval policies and procedures which requires that all non-audit services provided by the public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee Charter. Pursuant to the charter, permissible non-audit services may be carried out by our independent auditors provided that: (i) the Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of non-audit services that is to be performed by the independent public accounting firm; and (ii) the Audit Committee shall determinewhether the proposed non-audit servicewill affect the independence of the independent public accounting firm or would give rise to any conflict of interest.

Pursuant to Section 10 (i) (1) (B) of the Exchange Act paragraph (c) (7) (i) (C) of Regulation S-X Rule 2-01 issued pursuant to the Act, the Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where (i) the total cost of the non-audit services constitutes no more than five per cent of the total amount of audit fees paid by Telkom to the independent auditors for the fiscal year in which the services are provided or (ii )the proposed services are not regarded as non-audit services at the time the agreement was signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

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3.       The Planning and Risk Evaluation and Monitoring Committee (“KEMPR”)

In 2014, the Company amended  the membership composition KEMPR through BoC Decree No.02/ KEP/ DK/ 2014, so that the membership PREMC as of January 10, 2014 is  as follow:

Chairman	:	Parikesit Suprapto
Secretary	:	Widuri Meintari Kusumawati
Members	:	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Gatot Trihargo
Adam Wirahadi
Agus Yulianto
Rustanto Hadimartono

On April 30, 2014, the Company amended the composition of KEMPR in accordance with the Decision of Board of Commissioners No.09/KEP/DK/2014, so that the composition of KEMPR is as follow:

Chairman	:	Parikesit Suprapto
Secretary	:	Widuri Meintari Kusumawati
Members	:	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Imam Apriyanto Putro
Rustanto Hadimartono

On February 2, 2015, the company amended the composition of KEMPR again in accordance with BoC Decree No.03/KEP/DK/2015, so that the membership KEMPR is as follows:

Chairman	:	Hadiyanto
Members	:	Dolfie Othniel Fredric Palit
Imam Apriyanto Putro
Parikesit Suprapto
Johnny Swandi Sjam
Virano Gazi Nasution
Rustanto Hadimartono

All members of KEMPR (except Hadiyanto,  Dolfie Othniel Fredic Palit, dan Imam Apriyanto Putro) are external and independent members.

Hadiyanto - Commissioner

Hadiyanto is the chairman of KEMPR and is responsible for directing, coordinating and monitoring the implementation of the duties of all members of the Committee.

Dolfie Othniel Fredric Palit - Commissioner

Commissioner Dolfie Othniel Fredic Palit was appointed as a member of the Board of Commissioners KEMPR by Decree No. 03/ KEP/ DK/ 2014 dated February 2, 2015 regarding the composition of the Membership of the Committee of Evaluation and Monitoring of Planning and Risk. As a member of KEMPR, Gatot Trihargo is responsible for the supervision and monitoring of the implementation RJPP/ CSS, CBP implementation and implementation of enterprise risk management and implementation of business initiatives of non-organic growth.

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Imam Apriyanto Putro - Commissioner

Commissioner Imam Apriyanto Putro was appointed as a member of the Board of Commissioners PREMC by Decree No. 09/ KEP/ DK/ 2014 dated April 30, 2014 regarding the composition of the Telkom's Membership Committee of Evaluation and Monitoring of Planning and Risk. As a member of PREMC, Imam Apriyanto Putro is responsible for the supervision and monitoring the implementation of RJPP/ CSS, the implementation of CBP and the implementation of enterprise risk management and the implementation of inorganic business initiative development.

Parikesit Suprapto - Commissioner

As a member of KEMPR, Parikesit Suprapto is responsible for the supervision and monitoring of the implementation of RJPP / CSS, the implementation of RKAP and the implementation of enterprise risk management and the implementation of inorganic business initiative development.

Johnny Swandi Sjam - Commissioner

As a member of KEMPR, Johnny Swandi Sjam is responsible for the supervision and monitoring the implementation of RJPP/ CSS, the implementation of CBP and the implementation of enterprise risk management and implementation of inorganic business initiative development.

Virano Gazi Nasution - Commissioner

As a member of KEMPR, Virano Gazi Nasution is responsible for the supervision and monitoring the implementation RJPP/ CSS, the implementation of CBP and the implementation of enterprise risk management and the implementation of inorganic business initiative development.

Rustanto Hadimartono - Member

The main task of Rustanto Hadimartono is to monitor the implementation of the Company's risk management, monitor the implementation of the Company's compliance with regulatory legislation and legal aspects of the evaluation of certain actions that require the approval of the Board of Directors Board of Commissioners.

Prior to joining KEMPR in early 2014, Rustanto Hadimartono worked as a civil servant in the Investment Coordinating Board (1983-1992). He then moved to private sector tot Marathon Petroleum Indonesia, Ltd. (1992), PT Rothmans of Pall Mall Indonesia (1992-1994), PT Anwar Sierad, Tbk (1994-1997), PT Drassindo Persada Utama (1997-1998), PT Satellite Palapa Indonesia (Satelindo 1998-2003) and PT Indosat , Tbk (2003-2009). He taught at several private universities for law and public policy courses since 1984. Rustanto Hadimartono earned his law degree from the University of Diponegoro (1982), Master of Laws in International Legal Studies (LL.M.) from the Washington College of Law - American University (1987) and Doctor of Law from Parahyangan Catholic University (2011).

Duties and Responsibilities of the Committees under the Board of Commissioners

1.   Nomination and Remuneration Committee

Duties and responsibilities of the Nomination and Remuneration Committee are as follows:

Nomination:

-            Formulate policies, criteria and selection required for strategic positions within the Company, namely positions that is one level below the office of the Director and the Board (the Board of Directors and the Board of Commissioners) of consolidated subsidiaries referring to the principles of good corporate governance;

-            Assist the Board of Commissioners who jointly or in consultation with the Board of Directors to select candidates for strategic positions in the Company's consolidated subsidiaries (the Board of Directors and the Board of Commissioners);

-            Provide recommendations to the Board of Commissioners to be submitted to the shareholders of series A Dwiwarna on:

a.       Composition of position of the Board of Directors.

b.       Succession planning of the members of the Board.

c.        Assessment is based on a benchmark that has been prepared as an evaluation material for the purposes of developing the skills of th members of the Board of Directors.

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Remuneration:

-          Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of shareholders through shareholder of series A Dwiwarna regarding policies, the amount and / or the structure of the remuneration of Directors and Board of Commissioners;

-          Remuneration of Board of Directors and the Board of Commissioners in the form of fixed salary or honorarium, allowances and facilities and variable incentive.

2.       The Audit Committee

Based on the Audit Committee Charter, in general, the Audit Committee is responsible for the following:

-       Oversee the process of auditing and financial reporting process;

-       Provide recommendations to the Board of Commissioners on the appointment of the external auditor;

-       Discuss with internal and external auditors all scopes of work, either audit and non-audit jobs as well as their audit plan;

-       Review the Company's consolidated financial statements and the effectiveness of internal control over financial reporting ("ICOFR");

-       Hold regular meetings with internal and external auditors, without management present, each to discuss the results of the evaluation and the results of their audit and quality of Telkom's financial statements as a whole;

-       Receive and handle complaints; and

-       Carry out other tasks given by the Board of Commissioners, especially in financial and accounting-related matters, as well as other obligations required under the capital markets regulation.

To help his duties, if necessary, the Audit Committee may appoint an independent consultant or professional adviser.

3.       The Planning and Risk Evaluation and Monitoring Committee (KEMPR)

The scope of duties of KEMPR involves the following:

-          Conduct a comprehensive evaluation on the proposed Long Term Plan of the Company ("RJPP") or CSS and Budget Action Plan proposed by the Company's Board of Directors;

-          Evaluate the implementation RJPP and CBP to fit the target RJPP and CBP adopted by the Board of Commissioners; and

-          To monitor the implementation of enterprise risk management in the Company.

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REPORTS OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

1.  Report of the Nomination and Remuneration Committee in 2014

This report is a report on tasks that have been performed by the Nomination and Remuneration Committee in 2014. This report consists of the composition of membership, reports on nomination and report on remuneration matters that are the responsibility and under the authority of the Nomination and Remuneration Committee of the Board of Commissioners of PT Telkom Tbk.

a.       Membership Composition of the Committee

The composition of the Nomination and Remuneration Committee based on the Charter of the Board of Commissioners is chaired by the President Commissioner. The Secretary of the Committee is held by the Secretary of the Board of Commissioners and members of the committee, which consists of all Members of the Board of Commissioners. To date, there has been no member from outside the Board of Commissioners.

OJK has issued regulations Number 34/POJK.04/2014  dated December 8, 2014 regarding  the Nomination and Remuneration Committee of a public company. Telkomplans to adopt the OJK regulation at the Annual General Meeting of Telkom in 2015, subsequent to which the BOC will observe these rules.

During 2014, the number of nominations and Remuneration Committee meetings held was as many as 50 meeting, of which 15 were part of the Internal Meeting of the Board of Commissioners and 32 were held in the form of circulation of minutes for approval.

b.       Nomination Report

In 2014, the Nomination and Renumeration Commitrtee completed four (4)  processes of granting the proposed name (nomination) for each of the following:

•         Proposed Acting officers of President Director of PT Telkom Indonesia Tbk (Persero).

This is in accordance with the letter of  The  Board of Commissioners to the Minister of SOE No. 201/ SRT/ DK/ 2014 dated October 31, 2014 regarding Progress Report of PT Telkom Indonesia, Tbk. The position of Commissioner of PT Telkomsel is the ex-officio President Director of PT Telkom Indonesia Tbk (Persero).

•         Proposed name of candidate Director of PT Telkom Indonesia Tbk (Persero).

BOC after meeting of the Nomination and Remuneration Committee  dated December 1, 2014 has issued a letter to the minister SOE  No. 218/ SRT/ DK/ 2014 dated Desember 1, 2014 regarding: Proposed Candidate Director of  PT Telkom Indonesia Tbk (Persero).

•         Proposed name a replacement candidate of Director Director of PT Telkom Indonesia Tbk (Persero).

BOC after Nomination and Remuneration Committee Meeting dated December 4, 2014 has issued a letter to the Minister of SOE No. 221/ SRT/ DK/ 2014 dated December 4, 2014 regarding the Proposed Candidate of President Director of PT Telkom Indonesia Tbk (Persero).

•         Approval for the composition of the Board of Directors and Board of Commissioners of PT Telkomsel. After a meeting of the Nomination and Remuneration Committee on December 24, 2014, the Board of Commissioners issued a letter to the Board of Directors of Telkom through a letter No. 234/ SRT/ DK/ 2014 dated December 24, 2014 regarding the approval of the composition of the Board of Commissioners of PT Telkomsel.

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c.        Remuneration Report

In 2014, the Nomination and Remuneration  Committee has conducted as many as six (6) activities of remuneration processes, namely:

1.                The proposed remuneration for the Company’s management  to the Shareholders of Series A for the year 2014 based on the letter of Board of Commissioners No.057/ SRT/ DK/ 2014 dated April 8, 2014 regarding the Proposed Remuneration for Board of Directors and Commissioners 2014 (for AGM) and number 075/ SRT/ DK/ 2014 dated April 8, 2014 regarding the remuneration for the Board of  Directors and the Board of Commissioners for the Fiscal Year 2014 and Fiscal Year 2013. The Proposals have been studied by an independent consultant.

2.                Compliance with the remuneration for the Board of Commissioners is proof that Telkom, as a state-owned enterprise, has adopted Regulation of SOE Minister No.04/2014. The adjustment is based on the result of the Nomination and Remuneration Committee meeting on April 22, 2014 and May 20, 2014. The adjustment resulted in a decline in the remuneration received by the Board of Commissioners, a condition which was also experienced by the Board of Directors. Previously, adjustment has also been made to the BOC supporting organ in a bid to follow the Regulation of the Minister of SOEs No. 12/2012.

3.                The provision of operational costs to the Board of Directors and the Board of Commissioners is in accordance with the decision of the Board of Commissioners No.15/ KEP/ DK/ 2014 dated September 29, 2014.

4.                The proposal of demand for Long Term Incentive for the management of Telkom. The Nomination and Remuneration Committee, assisted by an Independent Consultant, has submitted a request of Long Term Incentive to the Shareholders Serie A after, according to the Minister of SOEs number 04/2014, considering it possible to get it. The proposal was contained in a letter of the Board of Commissioners to the minister of SOE No.176/ SRT/ DK/ 2014 dated October 6, 2014 regarding LTI proposal for PT Telkom. This proposal was approved by the Shareholders of Series A through a letter to Telkom No. S-698/ MBU/ 10/2014 dated October 21, 2014 regarding the approval of Remuneration in the form of LTI (Long Term Incentive). Thus, Telkom is the first SOE to be approved to obtain long-term incentive (LTI) from holder of Series A Shares.

5.                The approval of disbursement of post-job compensation to former President Director of PT Telkom. Following a circular meeting of the Nomination and Remuneration Committee, the Board of Commissioners has issued a letter of approval No.203/ SRT/ DK/ 2014 dated November 5, 2014, while for the long-term incentive (LTI) can not be processed because the Board of Commissioners have not met the requirements.

6.                Approval disbursement of long-term incentive (Long Term Incentive) to former Board of Commissioners and Board of Directors of PT Telkom. As a follow up of the results of the Extraordinary General Meeting on 19 December 2014, it has issued approval of the Board of Commissioners through letter No. 286/ SRT/ DK/ 2014 dated December 31, 2014 regarding the execution of the LTI program in 2014.

Jakarta, March 26, 2015 /s/ Hendri Saparini (Chairman of Nomination and Remuneration Committee)

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2.    Report of the Audit Committee in 2014

The activities that have been performed the audit committee in 2014, are as follow:

Independent Auditor

In 2014, Telkom has reappointed Purwantono, Suherman & Surja, a member firm of Ernst & Young Global Limited ("EY") as an independent auditor to conduct an integrated audit for Fiscal Year 2014. The reappointment of EY as an independent auditor has been approved by the Annual General Meeting of Shareholders on April 4, 2014.

The Audit Committee, jointly with EY, has reviewed the quality and acceptability of the financial accounting standards adopted by the Company. Based on the results of the integrated audit, EY is responsible to give an opinion on the fairness of the presentation of the consolidated financial statements in accordance with financial accounting standards in Indonesia and International Financial Reporting Standards (IFRS) and the opinion on the effectiveness of internal control over financial reporting (internal control over financial reporting) in accordance with criteria of the Committee of Sponsoring Organizations of Treadway Commission (COSO).

The review and discussion of the Audit Committee with E&A also cover matters in accordance with auditing standards on communication with the Audit Committee, the standards of the Public Company Accounting Oversight Board ("PCAOB"), the OJK and SEC Regulations and other applicable regulations.

In accordance with PCAOB rules 3526 - Communication with Audit Committees Concerning Independence, EY has submitted a letter to Audit Committee that provides explanation about the relationships between EY and Company would be regarded to bear on independence. The Audit Committee has discussed with EY about this independence and has received confirmation that EY professional consideration that Public Accounting Office are independent, considering the influence of of non-audit services from public accounting firm.

Integrated Audit

1.       The Audit Committee has reviewed management's report on its  evaluation of the effectiveness of the Company's internal control over financial reporting and EY's  report on the effectiveness of internal control over financial reporting. The Audit Committee had also discussed the significant deficiencies ("SD") identified during the evaluation process and the audit process with management and EY as well as the management plans to remediate weaknesses of internal control over financial reporting.

2.       The Audit Committee had discussed with the Company's internal auditors and EY about the overall scopes and plans for their audits. The Audit Committee has held meetings with the internal auditors and EY, without management present, to discuss the results of the examination and the results of their evaluation of internal control over financial reporting of the Company as a whole.

The Audit Committee has reviewed and discussed the audited consolidated financial statements and notes to the consolidated financial statements in the Annual Report (Form 20F) with the Company's management. This discussion includes the quality and acceptability of financial accounting standards applied by Company, the feasibility of accounting estimation  and judgement and the adequacy of disclosures in the consolidated financial statements. The management has confirmed to the Audit Committee that the consolidated financial statements: (i) are the responsibility of management and have been prepared with integrity and objective; and (ii) have been presented in accordance with financial accounting standards in Indonesia and IFRS.

Based on the result of the discussions, the Audit Committee had recommended to the Board of Commissioners, and subsequently the Board of Commissioners has approved that the audited consolidated financial statements and notes on the consolidated financial statements and management's evaluation of the effectiveness of internal control over financial reporting to be included in the Annual Report which will be be reported by the Company to OJK and the Annual Report on Form 20F which will be reported by the Company to the US SEC.

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Internal Auditor

1.       The Audit Committee reviewed Annual Audit Work Program of Internal Audit (“IA”) in 2014 which is based on Risk Based Approach Audit before set by Management.

2.       The Audit Committee reviewed and discussed the findings or internal consultations including its recommendation on the implementation of Annual Audit Work Program of IA in 2014 and monitor the follow up IA recommendation about management on a quarterly basis. During 2014, IA has given 424 recommendations to Management consist of 347 has completed and 67 recommendations still in process because they were given in fourth quarter of 2014.

3.       The Audit Committee monitors  the findings of the Audit Board of the Republic of Indonesia (“BPK”) in 2014 and follow-up that has been done by the Management. During 2014, BPK has given 41 recommendations to Management, out of which 38 recommendations has completed and 3 recommendations could not be followed.

4.       Based on limited review from IA, the Audit Committee supervise and monitor the risk of fraud and financial reporting risk that may have a material effect on the Financial Statement.

Partnership and Community Development Programs

The Audit Committee reviewed and discussed with management and EY on PKBL Financial Statement Fiscal Year 2014 and CSR Implementation Compliance Report with regulations.

Whistleblower

1.       The Audit Committee has developed procedures for receiving and handling complaints regarding accounting problem, internal controls and auditing, including procedures to keep secrecy of the informan, dan anonymous accusation submitted by employees in accordance with the OJK Regulations No.IX.1.5 and Sarbanes-Oxley Act of 2002 section 301 of the Public Company Audit Committees.

2.       With regard to enterprise risk management, the Audit Committee also oversees and monitors the risk of fraud and financial reporting risks that may have a material effect on the financial statements.

Jakarta, March 26, 2015 /s/ Johnny Swandi Sjam (Chairman of Audit Committee)

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3.    Report of the KEMPR in 2014

Throughout 2014, KEMPR has conducted surveillance and monitoring the implementation of the current CSS, the implementation of RKAP in 2014, the implementation of the capital expenditure (capex) in RKAP 2014, the analysis of investments in subsidiaries and the implementation of enterprise risk management. In addition, KEMPR has also conducted an evaluation of the proposed CSS 2015-2019, the proposed RKAP 2015, as well as other tasks assigned by the Board of Commissioners.

Activities of Planning Committee and Risk Evaluation and Monitoring in 2014:

1)       Corporate Strategic Scenario ("CSS")

KEMPR has monitored the implementation of RJPP/ CSS for the period from 2014 to 2018, especially that relates to the current year and conduct evaluation of the proposed CSS for the period from 2015 to 2019 which became the basis for the development of Corporate Annual Message ("CAM") in 2015 and RKAP in 2015. In accordance updates of RKAP strategy RJPP periodic, then the CSS period from 2015 to 2019 is an update to the CSS period from 2014 to 2018.

2)       Annual Business Budget Plan

In carrying RKAP 2014, the Board of Commissioners has instructed the Board of Directors to seek timely implementation of capital expenditure, particularly in supporting the achievement of the Company's revenues. As for the RKAP 2015, the Board of Commissioners has also provided strategic directions, including:

a.          Synchronization of potential retail consumer demand of Telkom and its subsidiaries that cover the same service segment;

b.          The need for concrete steps to encourage the growth of earnings;

c.           Implementation of integration in the establishment, monitoring and coaching subsidiaries;

d.          Increased capacity of subsidiaries to explore external market in order to achieve the proportion of revenue from external market which is higher than the achievement in 2014.

KEMPR focus in monitoring the implementation of RKAP in 2014 which includes monitoring the realization of RKAP in 2014 both in the achievement of revenue, expenses, and profits, as well as capital expenditures. In order to obtain more optimal monitoring results, KEMPR had performed several field visits to monitor the progress of the implementation of capital expenditure and progress towards CBP.

KEMPR has conducted field visits in 2014 to the regional unit in Central Java and Yogyakarta, Sulawesi, and Surabaya. In addition, KEMPR has also conducted field visits to project sea cables Manado Sulawesi Papua Cable System ("SMPCS") segment-Ambon-Makassar Jayapura, optical deployment by Telkom access in several locations like Aceh, Manado and the construction of hotels by Telkom Property in Makassar.

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3)       Enterprise Risk Management ("Enterprise Risk Management")

KEMPR is tasked to monitor the implementation of ERM in 2014, which include the handling of risks that have a significant impact on the RKAP 2014. For the first half of 2014, there were some significant issues of risk, ie the risk of the cellular business, fixed broadband, Wi-Fi, and outsourcing. As for the second half of 2014, KEMPR noted some risks that KEMPR namely, the risk impact of changes in technology and regulation, increased levels of competence in mobile and fixed broadband business, as well as the risks of mergers, acquisitions and partnerships. KEMPR specifically monitor efforts to mitigate the risks that can be classified as significant risk.

4)       Measures of Directors that require approval from the Board of Commissioners

In 2014, KEMPR has reviewed the following actions by the Board of Directors members which require the approval of the Board of Commissioners:

a.       Permits release of the capital expenditure for the first and second quarter of 2014;

b.       Additional capital investment in Telkom Metra for funding the joint venture (JV) Network Application Service, which is a collaboration Telkom Metra and Telstra;

c.        Transfer of treasury stock, the result of the share buyback II;

d.       Approval of the corporate strategic scenario 2015-2019 period;

e.        Additional investment in Telkom Indonesia International (Telin) for some strategic projects;

In carrying out their duties during 2014 PREMC generate various reports and studies (evaluation). Details are:

	CSS	RKAP	Capex	Risk/Legal	Certain Measure
Output	2	12	4	4	17

Jakarta, March 26, 2015 (Signature) Hadiyanto (Chairman of KEMPR)

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WORK MEETING OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

1.    Work Meeting of the Nomination and Remuneration Committee

During 2014, the Nomination and Remuneration Committee has held 50 meeting, including 32 circulation of minutes for approval

Name	Meeting Number	Attendance Number	Attendance Percentage (%)
Jusman Syafii Djamal	46	46	100
Johnny Swandi Sjam	50	50	100
Virano Gazi Nasution	50	44	88
Parikesit Suprapto	50	49	98
Hadiyanto	50	45	90
Gatot Trihargo (1)	16	16	100
Imam Apriyanto Putro	34	27	79
Hendri Saparini(2)	4	4	100
Dolfie Othaniel Fredric Palit(2)	4	4	100
Ario Guntoro	50	50	100
          (1)  Until April 4, 2014
     (2)  Starting from Desember 19, 2014

2.    Work Meetings of the Audit Committee

Throughout 2014, the Audit Committee met 38 times. This meeting was held in accordance with the requirements of the Audit Committee Charter and aims to facilitate the implementation of tasks and responsibilities for each member of the Audit Committee. The number of meetings and the attendance of the Audit Committee members are as follows.

Table of Numbers of Audit Committee Meeting

Name	Attendance Number	Attendance Percentage (%)
Johnny SwandiSjam	29	76
TjaturPurwadi (1)	22	58
ParikesitSuprapto	28	72
Virano Gazi Nasution	27	68
SahatPardede (2)	16	42
AgusYulianto	34	89

Description :

(1) Starting from March 2014

(2) Until March 2014

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3.    Work Meeting KEMPR

In 2014 KEMPR held 10 committee meetings.

Table of Number of Risk Planning, Evaluation and Monitoring Meetings

Name	Number of Meeting			Attendance Number	Attendance Percentage (%)
	CSS	RKAP/Capex	Certain Action
Parikesit Suprapto	2	1	7	10	100
Hadiyanto	2	1	3	6	60
Gatot Trihargo(1)	-	-	-	0	0
Imam Apriyanto (2)	-	1	3	4	57
Johnny Swandi Sjam	2	1	7	10	100
Virano Gazi Nasution	1	1	4	6	60
Rustanto Hadimartono	2	1	7	10	100
Widuri Meintari (1)	2	1	7	9	100

      Description :

(1) Ending since April  4, 2014

(2) Starting from April 30,  2014

(3) Ending since April 30,  2014

CORPORATE SECRETARY / INVESTOR RELATIONS ("IR")

Telkom has appointed a Vice President ("VP") of Investor Relations under the Director of Finance who was previously under the Head of Corporate Communications and Affairs to perform the functions as Corporate Secretary in accordance with OJK Regulation Number 35/POJK.04/2014 regarding Company Secretary of Public Company. Investor Relations is responsible for preparing the provision of information on the process of interrelations between the Company and the Shareholder as well as maintaining a systematic feedback mechanism to the management to be able to respond to shareholder and capital market dynamics appropriately and effectively.

Profile Corporate Secretary

Andi Setiawan, 36 year-old, is the Company’sVP Investor Relation. He joined with Telkom Group since January 2014 as GM Investor Relations at PT Telekomunikasi Selular. On March 4, 2015, he was appointed as Vice President, Investor Relations (Corporate Secretary) of our Company. He previously worked at PT Pemeringkat Efek Indonesia (Indonesia Credit Rating Agency) as Corporate Ratings Analyst (2004). In 2007, he joined PT Bakrieland Development Tbk., as Corporate Secretary Manager. In 2010, he joined PT Summarecon Agung Tbk, where he was responsible for leading the role of Investor Relations (IR) function, as Investor Relations Manager. He holds a Bachelor degree in Financial Management, Faculty of Economics from University of Indonesia.

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Duties and Roles of Corporate Secretary

The duties and responsibilities of the Corporate Secretary are conducted by several units, namely:

No	Duties and Roles of Corporate Secretary	People in Charge
1

Corporate Governance

a.       Communication, coordination with the other divisions/ units/ subsidiaries related to the implementation, monitoring, assessment and review of corporate governance in the company.

b.       Build trust towards the management ability to manage the company and build long-term value for stakeholders.

c.        Facilitate and build effective relationships between the Board of Commissioners and the Board of Directors with a focus on (agency problems and continue to promote checks and balances.

d.       Ensure the management of contractual relationship between the owners and managers and the Board of Commissioners and the Board of Directors charters to ensure effective control measures on decisions that are not explicitly stated in the contract and under certain conditions as necessary to ensure the continuity of the company.

e.        Balancing competence and adequacy of information to the Board of Commissioners and Board of Directors to prevent the occurrence of competency gaps and asymmetric information between the Board of Commissioners and Board of Directors.

f.        Manage and ensure that the Company's Annual Report (Annual Report) have included the implementation of GCG in a corporate environment.

Head of Corporate Communication & Affair Investor Relations Sub Directorate – Head of Corporate Communication & Affair
	CSR a. Coordinate the implementation of the company's activities related to social responsibility (CSR).	Public Relation Unit -CDC
	Corporate philosophy b. Socialize and monitor the implementation of the Corporate Philosophy, Corporate Value, System, Business Ethics and Corporate Culture	Organizational Development Sub Directorate – DIT HCM
	GCG Policy a. Develop policy and GCG management framework including policies of GCG within the scope of the Business Group (subsidiary governance).	Subdit Risk Process Management – Head of CRMGA
2

BOD Administration & Corporate Office

Assist the Board of Directors with various activities, information and documentation, among others:

a.       Set up a Special Register, relating to Directors and their families as well as the Board of Commissioners and their families both in the Company and its affiliates which include stock ownership, business relations and other roles that give rise to a conflict of interest.

b.       Create Shareholder Register.

c.        Attend Meeting of the Board of Directors and make the minutes of meetings

d.       Hold General Meeting of Shareholders.

Corporate Office Support Administrations – Sub Unit, Corporate Communications & Affair Unit
3

Synergies and Coordination

a. Communicate and build synergy with the Group's Company Secretary to adress information and matters relating to the vision, mission, governance and management of the Telkom Group.

b. Communication and synergy programmes within the scope of the Telkom Group.

Subdit Innovation Strategy & Synergy Subdit War Room

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No	Duties and Roles of Corporate Secretary		People in Charge
4

Legal / Regulatory Compliance

a.       Compliance with the financial and capital markets provisions:

- Remind and provide input to the Board of Directors to ensure that the company always adhere to and execute capital market regulations and adhere to the Business Ethics and Corporate Work Ethics.

- Keep updated with the development of capital markets, particularly capital market regulations as well as international practices relating to corporate governance.

- As a liaison or contact person that facilitates communication between the Company and the Stock Exchange OJK, where the shares of the Company are listed and stakeholders.

b. Compliance with the provisions of the regulation:

- Remind and provide input to the Board of Directors that the company always adhere to and comply with the appropriate regulatory provisions.

- Following the development of the industry, especially the regulations in force and future regulations that shall apply to the company.

c. Compliance with legal provisions and the company.

Following the development of regulations and ensure that the company always adhere to laws and regulations.

Investor Relations Sub Directorate – Head ofCorporate Communication & Affair and Legal & Compliance Sub Directorate- Head of CRMGA

Subdit Regulatory Management –Head of Corporate Communication & Affair

Subdit Legal & Compliance Dept. of CRMGA

5

Communication/Disclosure (Liaison Officer)

a.       Communication with the Monetary Authority, investors and capital markets:

-        Manage two-way communications and maintain good relations with the OJK and IDX.

-        Prepare and communicate information that is accurate, complete and timely about the performance and prospects of the Company to the public capital markets, as well as stakeholders, in collaboration with the concerned division.

-        Provideng services to shareholders in terms of information relating to the condition of the company (eg information to investors, journalist gatherings, media and regular analysis of the impact of macro economy on the performance of the company).

-        Publicize the company's corporate action in a tactical, strategic and timely manner.

b. Communication with the public, customers and internal:

-          Determine the criteria regarding the type and content of information that can be disclosed to stakeholders, including information that can be delivered as a public document.

-          Revise the display and governance of internal media and establish good relationships with stakeholders through the organization of important events.

-          Maintain and update information about the Company submitted to stakeholders, both in the website, newsletter or other information media.

		-	Subdit Investor Relations – Dept. Corporate Communication & Affair Subdit Public Relations – Dept. of Corporate Communication & Affai

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Competence Enhancement of Corporate Secretary

In order to develop the competence of the Corporate Secretary, we have participated in various training and socialization which are organized by various institutions

Training Name	Venue	Organizer	Time
Executive Telecommunication MBA Program	Jakarta	Truscell	May 6-9, 2014
Accounting for Finance	Jakarta	Truscell	May 21-23, 2014
2014 NIRI Annual Conference	NIRI	Las Vegas, US	June 8-11, 2014
Advanced Corporate Finance & Financial Analysis	Jakarta	Truscell	June 9-12, 2014
Socialization of PSAK and FGD POJK Corporate Secretary	Jakarta	OJK	June 17, 2014
Broadband Passport	Singapore	Communic Asia 2014	June 17-20, 2014
Digital 7 Social Media passport	Singapore	Communic Asia 2014	June 17-20, 2014
Management's Discussion & Analysis Workshop	London	IAS Seminars	June 19-20, 2014
Management's Discussion & Analysis Workshop	London, England	IAS Seminars	June 19-20, 2014
Certified Management Accountant	Jakarta	ICMA	July 1, 2014
7th Annual Depository Receipts Issuers Conference	Sapporo, Japan	BNY Mellon	July 10-13, 2014
Finance Essentials for IR & Think Like an Analyst	San Fransisco, US	NIRI	August 12-14, 2014

INTERNAL CONTROL SYSTEM, INTERNAL AUDIT AND EXTERNAL AUDIT

INTERNAL CONTROL SYSTEM

Financial and Operational Control

In order to control the financial and operational, management has evaluated the effectiveness of the controls and procedures of disclosure of the company. This activities have been conducted under the supervision and participation of the management, including the Company’s President or, those that is equivalent to the Chief Executive Officer / CEO) and Finance Director, which is equivalent with Chief Financial Officer (CFO), as defined in Rules 13a-15 (e) and 15 ( d) - 15 (e) of the Exchange Act. Based on this evaluation, the CEO and CFO have concluded that on December 31, 2014, the company’s controls and disclosure procedures have been effective.

Management has conducted an evaluation on the effectiveness of the Company's controls and disclosure procedures to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time prescribed in accordance with the terms and format of the SEC.

The Information is collected and communicated to the management, including the President Director and the Finance Director, so that decisions making can be timely and in accordance with required disclosure.

Compliance

Our corporate compliance is managed by the Legal & Compliance unit under the Department of Compliance, Risk Management and General Affairs (CRMGA). This unit seeks to ensure that the policies, decisions of companies and all business activities are conducted in accordance with the provisions of applicable laws and regulations, both internal and external. Proactively, we run a compliance policy at the business unit and transactional levels. Some compliance activities carried out in 2014 include:

a.       Supporting business activities by providing legal advice through the delivery of legal opinion on the management action plans and problems related to conformity with applicable laws or regulations (legal advisory).

b.       Supports business activity / enterprise transactional by conducting review of any draft agreements / contracts (procurement and non-procurement) to ensure in advance that the procurement or partnerships procedure hascomplied with the procurement procedures/ partnership established by the company and external regulations.

c.        Conducting legal review of business and policy initiatives.

d.       Settlement of litigation and non-litigation cases.

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Evaluation on the Effectiveness of Internal Control

1.    Management Report On Internal Control Over Financial Reporting

The Company’s Management is responsible for implementing and enforcing internal control over financial reporting adequately. It is as defined in Exchange Act Rules13a-15 (f) and 15d-15 (f). The internal control over financial reporting is a process designed by, or under the supervision of Chief Executive Officer and Chief Financial Officer, and carried out by the Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures which, (1) pertain to the maintenance of records in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial report in accordance with generally accepted accounting principles, and that the Company's revenues and expenses received and spent only based on the  authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection in terms of unauthorized acquisition, use or disposition of the Company’s assets which could have a material effect on the consolidated financial statements.

With the existing limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. In making this assessment, the management used the criteria established by the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Tradeway Commission (COSO). Based on this assessment, management has concluded that as of December 31, 2014, our internal control over financial reporting was effective.

2.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of the date of December 31, 2014  has been audited by Purwantono, Suherman & Surja, an independent and registered public accountants, as stated in their report which appears in the Consolidated Financial Statements.

3.    Changes in Internal Control over Financial Reporting

There were no significant changes in internal control over financial reporting throughout the most recently completed fiscal year that would greatly affect or reasonably have effect materially on the internal control over financial reporting.

We are committed to continuously improving internal control processes and will continue to review and monitor the financial reporting controls and procedures to ensure compliance with the requirements of the Sarbanes-Oxley Act and related rules defined by COSO. We also will continue to devote significant resources to improve our internal control over financial reporting from time to time.

INTERNAL AUDIT UNIT

Unit of Internal Audit (IA) plays an active role in exercising control over the Company's business activities. Head of Internal Audit Unit The Internal Audit Unit is led by a Head of Internal Audit, who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. As of December 31, 2014, the Head of Internal Audit is Mohammad Nuhin.

A brief profile of Mohammad Nuhin

Served as Head of Internal Audit since 1 May 2014 and appointed to the position based on a decree signed by the President Director. Since 1989, he has worked with Telkom and its subsidiaries and has had over 19 years of professional experience in various positions at the management level. He previously served as SVP of Internal Audit in Telkomsel from July 1, 2012 to April 30, 2014 and as VP of Internal Audit at Telkom from February 1, 2007 to June 30, 2012.

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Total Number of Personnel of the Internal Audit Unit

At the end of 2014, the number of personnel in Internal Audit unit was 48 people. The details of the internal audit personnels which are categorized according to their education level are as follow:

Latest Education	Total	Percentage
SMU	1	2,0%
D2	5	10,4%
D3	2	4,2%
S1	26	54,2%
S2	14	29,2%
Total	48	100%

Structure and Status of Internal Audit Unit

As stipulated in the applicable capital market regulations, Internal Audit is an independent unit to other units and reports directly to the President Director.

Telkom's Internal Audit organizational chart is presented below.

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Internal Audit Charter

Telkom’s Internal Audit unit is equipped with the Internal Audit Charter as a corporate formal document, which contains a description of the vision, mission, structure, status, duties, responsibilities and authority of the Internal Unit, including personnel requirements of Internal Auditors. The preparation of Internal Audit Charter is based on the international standards for professional practice of internal auditing issued by the Institute of Internal Auditors ("IIA") and has been approved by the President Director and Audit Committee based on the Board of Directors Decision 711 / PW000 / UTA-00/2008 regarding Internal Audit Charter of the Company.

Vision, Mission, Duties and Responsibilities of the Internal Audit

Vision

As an integral part of the Company, IA has a vision to be a "Smart Partner" to the Management, Business Unit and Subsidiaries to achieve the objectives of the Company and to be a driving force in the creation of a disciplined cultureat all levels of the organization through the implementation of all of laws / policy / regulations / procedures/business process.

Mission

1.       Providing professional internal audit services and consultation, objective also independent for management, business unit and subsidiary.

2.       Providing assurance of appropriate financial reporting.

3.       Guarding internal control implementing actively, supporting the enhancement of GCG Implementation and evaluating risk management.

The Internal Audit’s vision and mission are implemented through systematic and measurable activities in line with prevailing  standards in each phase of the audit process ranging from the preparation, implementation and monitoring of follow-up actions. For this purpose, a risk-based audit methodology is used during the preparation phase of an audit as the primary guideline to determine the auditability of units based on the level of risk, that is, the higher the risk, the higher is the need for an audit. The risk levels of an audit are based on risks that have been mapped and defined by the Company as well as the professional assessment by the Internal Audit itself.

Duties and Responsibilities

Telkom’s Internal Audit unit has an Internal Audit Charter as a corporate formal document, which contains a broad description of the vision, mission, structure, status, duties, responsibilities and authority of the Internal Unit, including competence requirements for its Internal Auditors. Preparation of the Internal Audit Charter is based on the international standards for professional practice of internal auditing issued by the Institute of Internal Auditors ("IIA"), and has been approved by the President Director and Audit Committee based on the Board of Directors Decision 711 / PW000 / UTA-00/2008 regarding Internal Audit Charter of the Company.

The independence

As set forth in the existing capital market regulations, namely Regulation No. XI.2.7, Internal Audit is an independent unit to other work units and reports directly to the President Director. The Head of Telkom’s Internal Audit is appointed and dismissed by the President Director upon the approval of the Board of Commissioners. One of the implementations of the independence of the Internal Audit Unit in Telkom is reports sent to the President Director and the Audit Committee (Member of the Board of Commissioners).

Professional Qualifications/Certification

To maintain and enhance the competence of auditors in order to be adequate both in quality and quantity and to be able to act in accordance with the scope of the Internal Audit in guarding the Company’s business development, the Internal Audit continues to make efforts to:

1.       enroll Internal Audit’s auditors in training, seminars and workshops of a technical nature; and

2.       enroll Internal Audit’s auditors in continuous learning certified, both locally and internationally.

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Currently the Company’s Internal Auditor Unit has nine auditors with national certification of Qualified Internal Auditor (QIA) and six auditors with international certification, consisting of one Certified Fraud Examiner, two Certified Information Systems Audit (CISA), and one Certified Management Audit (CMA).

Currently the number of auditors that already have certification both nationally and internationally are as follows:

Type of Certification	Total
Qualified Internal Auditor (QIA)	8
Certified Fraud Examiner (CFE)	1
Certified Information System Audit (CISA)	2
Certified Risk Management Audit (CRMA)	1
Certified Management Audit (CMA)	1

In 2014, the Internal Audit has actively enrolled its auditors in preparation for international certification such as certified Information System Auditor ("CISA") and Certified Internal Auditor ("CIA").

Telkom Internal Audit's Active Involvement in Professional Organization

Telkom’s Internal Audit has been actively involved in the activities of the Forum Communication of Internal Control Unit ("FKSPI") Indonesia. This forum was established to be a vehicle to improve the quality of supervision and to establish international standard professional auditors. FKSPI members consist of the Internal Audit Unit of state enterprises, universities and private companies. FKSPI regularly organizes seminars and workshops to improve the competency of its members.

There are nine personal of Telkom’s Internal Audit who are members of the Institute of Internal Auditors (IIA). These memberships are as part of the efforts by Telkom’s Internal Audit to be continuously updated with scientific developments in the field of audit and assurance in the world.

Audit and Consultation Implementation in 2014

In accordance with the Internal Audit Annual Work Plan, the Internal Audit Unit has conducted 47 object auditing and consulting for 2014.

Sub Unit	Q-I	Q-II	Q-III	Q-IV	Year-2014
Enterprise Management Audit	4	6	7	6	23
Infrastructure & Operation Audit	3	3	3	3	12
Support & Subsidiary Audit	2	4	3	3	12
Total IA	9	13	12	12	47

Up to December 31, 2014, the Internal Audit has completed 47 audits/ consulting and has produced 312 recommendations as follow:

Sub Unit	Total Recommendation	Follow-Up Status
		Closed	Open
Enterprise Management Audit	118	96	22
Infrastructure & Operation Audit	218	193	25
Support & Subsidiary Audit	88	68	20
Total IA	424	357	67

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Internal Audit Training

The details of the training which Internal Audit participated in 2014 are as follow:

Programmes	Location and Date	Number of Participants	Number of Days
Advance Certified Behavioral Consultant (CBC)	National / 25-26 March	5	2
Guidance and Exam of CFE Certification	National / 10-14 February	2	5
Bootcamp Financial Risk Management (FRM) Certification	National / 24-25 and 28-30 April	2	5
Bootcamp Financial Risk Management (FRM) Certification - PART 2	National / 13-14 May	2	2
CBC Advanced	National / 21-23 April	1	3
Company Strategic Planning	National / 24-26 Sep	2	3
COSO 2013 Implementing the Framework	International / 7-8 Oct	1	2
Digital Forensic	National / 25 June	1	1
Exam CFE	National / 24-25 Sep	1	2
Finnon 1 - Understanding Finalcial Statement	National / 1-3 July	1	3
Lead Auditor BCMS (ISO 22301) and PAS 99 (Batch-1)	National / 16-20 Juny	2	5
Lead Auditor Course (LAC) ISO 20000	National / 15-19 Dec	1	5

Programmes	Location and Date	Number of Participants	Number of Days
Training & Workshop Evaluasi Organisasi	National / 19-21 May	3	3
ISO 22301 Workshop	National / 23-27 June	1	5
ISO 27001 Workshop	National / 21-25 April	3	5
ISO 27001 & ISO 22301 Workshop	National / 14-26 April	2	10
Psycologic and Communication Audit Training	National / 11- 13 June	7	3
Seminar of Business Valuation Conference	National / 30 Sep - 1 Oct	4	2
Seminar and Musyawarah Kerja National FKSPI 2014	National / 17-19 Sep	5	3
Seminar National of Internal Audit 2014	National / 15-17 April	3	3
ISO BCMS Certification	National / 16-20 Juny	1	5
QIA Level of Manager Certification	National / 1-11 August	5	12
Sharing Session Psycology and Communicatio Audit	National / 09 Juny	12	1
Spirituality in Work for Managers (Islam) Batch-35	National / 17-21 Nov	1	5
Spriritual Capital Management	National / 11-14 March	1	4

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Programmes	Location and Date	Number of Participants	Number of Days
Suspim International Thunder-Bird, Arizone	International / 8-25 May	1	18
Technic and Methods of Supply	National / 22-23 May	1	2
The European & UK Anti Corruption & Compliance Congress	International / 5-6 Juny	1	2
Workshop Negotiation Skill & Simulation	National / 19-21 March	1	3
Workshop Goods and Services Supply	National / 11-12 Sep	2	2
Workshop Drafting UBIS Profile	National / 12-14 May	1	3

EXTERNAL AUDIT

In line with the existing procedures and taking into consideration the independence and qualifications of the independent auditors, our AGM dated 4 April 2014 has appointed Public Accountant Office ("KAP") Purwantono, Suherman & Surja (in collaboration with Ernst & Young Global Limited), which is registered KAP with the OJK, to conduct an audit of the Consolidated Financial Statements for the year ended December 31, 2014. The fee for the audit on the Consolidated Financial Statements for the Fiscal Year 2014 amounted to Rp31.5 billion, excluding VAT.

Purwantono, Suherman & Surja became our public accountant since 2012. The accountant who signed the Independent Auditors' Report for Fiscal Year 2014 is Hari Purwantono. Purwantono, Suherman & Surjawas also appointed to audit the Effectiveness of Internal Control over Financial Reporting for the Fiscal Year 2014 as well as to audit the use of funds for the Partnership and Community Development ("CSR") in the Fiscal Year 2014.

The public accounting firms that has audited the Financial Statements of the Company for the last five years are listed below.

Year	Public Accountant Office	Public Accountant	Fee (Rp million)
2014	Purwantono, Suherman & Surja	Drs.Hari Purwantono	31,500
2013	Purwantono, Suherman & Surja	Drs.Hari Purwantono	28,240
2012	Purwantono, Suherman & Surja	Drs.Hari Purwantono	26,619
2011	Tanudiredja, Wibisana & Rekan	Chrisna A.Wardhana, CPA	40,503
2010	Tanudiredja, Wibisana & Rekan	Chrisna A.Wardhana, CPA	41,872

External Auditor Fees and Services

The following table presents a summary of the relevant bill audit services for the years 2012, 2013, 2014.

	Years that ended on Desember 31
	2012	2013	2014
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	26,619	28,240	31,500
Tax Service Fee	-	-
Other Fees	326	-

Audit by Other External Audit Institutions

In addition to being audited by Public Accounting Firm (KAP), the Auditor of the Supreme Audit Agency (BPK) conducted an audit of the procurement activities in Telkom in 2014. This audit further enhanced "control awareness" of Telkom's management in the process of the procurement of goods and services.

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RISK MANAGEMENT

Risk management is important in the business of communication because these businesses covers a wide areawhich requires a large investment with a high level of competition. The implementation of the risk management system is strengthened with SOEs Minister Regulation No.1/2011 which requires Telkom tol apply risk management.

The implementation of risk management is carried out systematically and structurally. The Company's risk management is applied to minimize any possible risks that could negatively impact the achievement of Company goals.

Development of Risk Management Milestone

Since 2006, we have a risk management framework with reference to the COSO Enterprise Risk Management (ERM) as stipulated in the Board of Directors’s Decree No.16 of 2006 on Corporate Risk Management (Telkom Risk Management).

Telkom's risk management in 2006 began with the establishment of the Legal Unit of Risk Management & Compliance (RMLC) under the coordination of the Executive Vice President (EVP). Subsequently, in 2007 the Company established the Directorate of Compliance and Risk Management (CRM) under the control of the Director of CRM.

In 2013, with the improving level of awareness on risk management and greater business challenges, the functions of Directorate of CRM was changed to the Directorate of Wholesale & International, while the Company formed the Compliance Department, Risk Management and General Affairs (CRMGA) under the responsibility of the Head of CRMGA to run the management of Governance, Risk & Compliance.

The long journey in managing Risk Management from  2006 to 2014 has led the company to a stage where risk are taken into consideration in strategic decision making, operational implementation, while  overseeing  compliance and in guarding the financial reporting process through the Internal Control Processes and Procedures Disclosure Controls.

Looking ahead, we continue to strive to maintain and improve the maturity of the implementation of risk management (ERM Maturity Level) with some emphasis as follows:

2015: Enhancement of the mature  implementation of Business Continuity Management System (BCMS)

2016: Enhancement of the the mature implementation Revenue Assurance & Fraud implementation Management System

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Organization of business risk management at the corporate level

With reference to the Board of Directors Regulation of No.202.11 / 2013 dated June 25, 2013 on Office organization of Telkom Group, the organizational structure of the Sub-Department of Risk and Process Management is under the coordination of the Department of Compliance, Risk Management and General Affairs (CRMGA). The diagram is as follow:

Risk Management Policy and Framework

Risk Management Policy in Telkom refers to the Board of Directors Decision No. KD.16/ PW000/ PRO-IIC/ 2006 dated February 3, 2006 on Enterprise Risk Management (Telkom Risk Management)

Objective:

-          Ensure that all risks that may interfere the Company in achieving goals can be anticipated.

-          Create  Standard Corporate Risk Management application framework that the management is more coordinated and integrated.

Scope:

Enterprise Risk Management is implemented at all levels of the organization, including:

1.       Work Unit in Corporate Office.

2.       Business Unit (Division / Center)

3.       Subsidiaries

The main framework used in the implementation of risk management at Telkom (COSO ERM Framework) includes three main components:

-          The application of corporate risk management to support the company's goals: strategic, operational, and compliance reporting.

-          Enterprise risk management is applied at all levels of the organization within the company including  Enterprise-level, Division, Business unit and the Subsidiary.

-          The  process of implementation of enterprise risk management consists of eight components, namely:

a.       Development of the internal environment process

b.       Objectives setting process

c.        Events Identification  process

d.       Risk assessment process

e.        Risk response process

f.        Control activities process

g.        Information and communication process

h.       Monitoring process

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However, in implementation, Telkom also considers and integrates the framework with references to other relevant guidelines including:

1.       ISO 31000 - Enterprise Risk Management as a comparison and complementary implementation

2.       ISO 27001 - Information Security Management System (ISMS) as a reference in the development of risk management to ensure information security in terms of the Confidentiality, Integrity and Availability

3.       ISO 22301 - Business Continuity Management System (BCMS) as a reference in ensuring business sustainability

4.       ISO 20000 - Information Technology Service Management (ITSM) as a reference in ensuring IT services

5.       Safety and Health Management System (SMK3) based on Government Regulation No. 50 of 2012 on the application of SMK3

6.       ISO 18001 - Occupational Health and Safety Assessment System (OHSAS) as a reference to support the implementation SMK3.

Implementation of Risk Management Policy and Framework

1.       Efforts to provide value added to the management of the company

With regard to basic framework (COSO ERM Framework), the implementation of risk management at Telkom is expected to provide added value to the achievement of the Company’s  objectives, especially in certain aspects  namely Strategic, Operation, Reporting and Compliance.

       Strategic Aspect:

       Risk management strives to provide added value through the implementation of risk management in the corporate planning process such as during the preparation of Corporate Strategic Scenario (CSS) and in the strategic decision making process.

       Operational aspect:

        Risk management strives to provide value added through:

        a. The implementation of Risk Management to protect assets, among others through:

a)    The Management of Physical Security for securing infrastructure

b)    The Management of Information Systems Security (IT Security Management System) includes the Confidentiality, Integrity and Availability

c)    The Management of Health and Occupational Safety Management System (K3)

d)    The Management of Business Continuity Management, Disaster Recovery Plan and Crisis Management Team

        b. The management of Revenue Assurance and Anti-Fraud Program

      Compliance Aspect

      Risk management strives to provide added value through:

a.     Management of compliance over Regulations on External and Internal Regulations

b.     Management of compliance on SOX provisions through the design and implementation of adequate internal control

       Reporting Aspects:

Risk management strives to provide added value by setting the process of controlling disclosure of financial reporting through Disclosure Control Procedure (DCP).

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2.    Enterprise Risk Management (ERM)

Telkom realizes that risk management is an integral part of the management of Good Corporate Governance (GCG) to ensure business continuity. Governance of risk management basically refers to the concept of 3 Lines of Defense, including:

a.    First Line: The entire Organization Unit in the Office of the Company, Divisions and Subsidiaries as Risk Owners, are responsible for risk management in the unit works ranging from the process of risk identification, risk assessment, mitigation, monitoring and continuous improvement.

b.    Second Line: The function of Risk Management business unit, which is under the coordination of the CRMGA department,  is to ensure the effectiveness of risk management through the provision of policies, frameworks, procedures and guidelines.

c.     Third Line: The function of the Internal Auditor is to carry out the audit of the effectiveness of the implementation of risk management and internal control independently.

3.    Process of Constructing and Maintaining the Enterprise Risk Management

To be able to run the eight components of the COSO Framework process well, we build and maintain the Enterprise Risk Management through:

1.    Structural aspects by buildings supporting internal environments through:

1.       Building Commitment and Tone at the Top

2.       Laying the foundation of risk management within the framework of GCG

3.       Establishing a Risk Management Unit Management Organization,

4.       Developing Policies, Guidelines for Risk Acceptance Criteria (RAC), Guidelines for Risk Assessment (Risk & Control Self Assessment / RCSA) and Governance,

5.       Developing Competence in Risk Management,

6.       Providing adequate tools and system

2.       Operational Aspect that focuses on:

1.       Guarding the implementation of the risk assessment at the Corporate, Business Unit and Subsidiary as well as the preparation of adequate mitigation plan.

2.       Developing risk assessment methodologies for specific functions by combining the implementation of the COSO ERM Framework with reference standards or other guidelines

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3.       Treatment aspect, which is focused on aspects of information processing, communicating, reviewing and continuous improvement include:

- Guarding the implementation of the review, monitoring and reporting system risk

- Coordinating the implementation of Risk Management Audit Implementation Enteprise

- Maintaining Continuity Competency Development

- Maintaining Consistency Communication and Dissemination

- Developing effective implementation of the assessment mechanism Risk Management.

4.  Risk Management Competency Development

In 2014, we carried out the development of risk management competencies, including:

No.	Type of Training	Time
1	Governance, Risk & Compliance Conference	January 2014
2	SOA of Division PO-DC	January 2014
3	Portofolio & Investment Evaluation	February2014
4	Business Process Management (BPM) for Division	February2014
5	Business Continuity Management System (BCMS) ISO 22301 integrated with ISMS ISO 27001	February2014
6	Enterprise Risk Management & Aplikasi ERM Online	February2014
7	Revenue Assurance & Anti Fraud Management Collaboration	March 2014
8	SOA dan Aplikasi ICCA untuk Divisi PO-DC	April 2014
9	Creation of Implementation Documentation of BCMS - ISMS (ISO 22301 & ISO 27001)	April 2014
10	Business Financial Analysis	April 2014
11	SOA for Manager Unit of Supply Management	June2014
12	Lead Auditor ISO 22301 Business Continuity Management System	June2014
13	Business Process Management (BPM) for Wholesale & International Business	September 2014
14	Revenue Assurance & Anti Fraud Management Collaboration	September 2014
15	Catastrope Insurance in Asia Conference	September 2014
16	New COSO Framework 2013 Internal Control	October 2014
17	Expert of Occupational Health and Safety (AK3) electricity	October 2014
18	Expert of Occupational Health and Safety (AK3) Firefighter	October 2014
19	Flood Emergency Evacuation Simulation	October 2014
20	Financial Modelling	November 2014
21	Lead Auditor ISO 20000 IT Service Management	December 2014

In addition to undergoing Classical Training, competency development is also achieved through socialization and related workshop on Risk Management in the Office of the Division and its subsidiaries.

5. The Use of Tools / Information System

To perform the function of Risk Management, Telkom has equipped the supporting infrastructure by using applications (tools) / information systems, among others:

a.             Generic Tools  Enterprise Risk Management Online  (ERM Online) used by all the units for the management of Risk Assessment

b.             Specific Tools for managing specific risk, example:

1.          Application Fraud Management System (FRAMES) for the early detection of potential Customer Fraud.

2.          i-Library applications which are managed by the Division of Broadband Network and used for an Integrated Management System documentation.

3.          SMK 3 Online Application managed by the Security and Safety Unit for the management of Occupational Health and Safety documentation.

4.          Security & Safety Application is managed by the Security & Safety Unit to monitor the management of Physical Security.

5.          Telkomcare Application for coordinating the Crisis Management Team.

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6.       Effectiveness Assessment of Risk Management Implementation

The assessment of the effectiveness of the Risk Management Implementation is performed through the evaluation process that includes:

-          one-on-one discussion/ evaluation with business units as needed.

-          ERM implementation and development workshop sharing with subsidiaries as needed.

-          the Implementation of Risk Management Audit program as needed.

-          the evaluation with  Risk, Compliance and Revenue Assurance Committee at BoD level as needed.

-          the evaluation with Planning and Risk Evaluation and Monitoring (KEMPR) as needed.

7.       Sharing Session and recognition from External Parties

In 2014, Telkom was visited by external parties for a sharing  session on the implementation of Risk Management, Internal Control, Process Management, Good Corporate Governance and Management of insurance from  Alfamart, PT. Tin Indonesia, PT. Pertamina, PT. PLN, BPK and PT. Wijaya Karya.

In addition, Telkom has received recognition or awards from external parties in relation its implementation of Risk Management in 2014, such as:

No	External Institution	Type of Award
1	PT. SGS Indonesia

Integrated Management System to manage Infrastructure, including:

•         ISO 9001:2008 Certificate  - Quality Management System

•         ISO 27001:2013 Certificate  - Information Security Management System

•         ISO 22301:2012 Certificate  - Business Continuity Management System

2	The Indonesia Institute for Corporate Governance	The Most Trusted Company

A.      Risks Related to Indonesia

1.       Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for parliament and president. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and former President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly in 2014. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as in Papua, where there have been clashes between supporters of those separatist movements and the Indonesian military.  There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

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Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009. Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

2.       Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the US did not affect Indonesia's economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of the downgrade of US sovereign debt in 2012 and concerns over the debt crisis in the Eurozone. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, or extends to Asia and Indonesia, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

Adverse economic conditions could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2010  to 2014, the Indonesian Rupiah per US Dollar exchange rate ranged from a high  of Rp8,508  per US Dollar to a low  of Rp12,440  per US Dollar. As a result, we recorded foreign exchange losses of Rp210  billion in 2012, Rp189 billion in 2013 and Rp14 billion in 2014. As of December 31, 2014, the Indonesian Rupiah per US Dollar exchange rate stood at Rp 12,440 per US Dollar compared to Rp##D<BIPY> per US Dollar as of December 31, 2013.

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To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2014, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to  time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

We can give no assurances that Moody’s, Standard & Poor’s or Fitch Ratings, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations prospects and/or the market price of our securities.

3.       Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and occasionally, fatalities.  Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets.

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Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

We cannot assure you that future natural disaster will not have a significant impact on us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of an infectious disease, such as avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of an infectious disease such as avian influenza, Influenza A (H1N1) or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

4.       Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX, NYSE and LSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported to OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of OJK and the IDX, we are required to report our financial results to OJK in conformity with IFAS. We have provided to OJK our financial result for the financial year ended December 31, 2014, and  to the SEC on a Form 6-K, which contains our audited Consolidated Financial Statements as of December 31, 2014 and for the year then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp14,205  billion and Rp14,638 billion for 2013 and 2014, respectively and our net income per share would be Rp147.42 and Rp149.83 for 2013 and 2014, respectively. Dividends declared per share were Rp102.40 for fiscal year 2013. The dividends declare per share for the year 2014 will be decided at the 2015 AGMS, scheduled for April 17, 2015.

We are incorporated in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

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We have been advised by Hadiputranto, Hadinoto & Partners,  our Indonesian legal advisor,  that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.56% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2013, the Government had a 14.3% equity stake in PT Indosat Tbk. ("Indosat"), which compete with us, in fixed IDD telecommunications services, and competes in cellular services of our majority owned subsidiary, Telkomsel. The Government's stake includes the Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

B.      Risks Related to Our Business

1.       Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (“PSTN”) for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive business continuity plan and disaster recovery plan which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

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Our networks, face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and our website are frequently targeted by cyber attacks. A successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened,  it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control functions in all of our existing business process, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we cannot guarantee that we will be able to effectively integrate new technologies into our existing business model.

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For example, due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU has been declining in recent years. Our fixed wireless business was transferred to our subsidiary Telkomsel, and the business transferred to Telkomsel with effect from October 1, 2014. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer the Flexi business and migrated  Flexi subscribers to Telkomsel. We plan to continue to operate the Flexi service until the end of 2015 or until our remaining Flexi customers have migrated to Telkomsel, if earlier. In the meantime, we continue to encourage our fixed wireless customers to enter into plans operated by Telkomsel. We cannot assure you that we will be successful in migrating our fixed wireless subscribers onto Telkomsel's mobile cellular platform, as competition from other mobile cellular providers is intense.

As part of our continuing development of our TIMES business, we continue to seek to develop businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider therefore we cannot assure you that we will be able to effectively manage the growth of this business.

We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have a limited operational life, currently estimated to end approximately in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a thirdparty provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We have entered into a contract for the construction of a replacement satellite, the Telkom-3S, which is currently planned for launch in late 2016.  Although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S  is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a thirdparty provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

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2.       Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

Changes in the economic situation in the United States, including improvement or expectations of improvement in the U.S. economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies including the Rupiah since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate has risen six  times between June 2013 and November 2014  to 7.75%  before decreasing to 7.50% on February 2015. The increases  of Bank Indonesia reference rate in 2013 and 2014 were  followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. There can be no assurance that the Bank Indonesia reference rate, JIBOR or SBI rate will not rise again in the future.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the US Dollars, to finance further capital expenditures.

Overall, our financial risk management program aims to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates. We have a written policy for foreign currency risk management, which mainly covers time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three to twelve months.

The exchange rate of Indonesian Rupiah relatively fluctuative to the US Dollar and in the future, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31,  2012, 2013  and 2014, our actual consolidated capital expenditures totaling Rp17,272  billion, Rp24,898  billion, and Rp24,661 billion (US$1,991 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies  to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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3.       Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subjected to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On June 17, 2008, the Indonesian Supervising Committee for Business Competition ("KPPU") determined that our Company, Telkomsel, PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk. (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk. (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”  now “Smartfren”) had jointly breached Article 5 of Law No.5/1999 and charge  our Company and Telkomsel a penalty amount Rp18 billion and Rp25 billion, respectively.We and Telkomsel filled on appealed with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively. On April 12, 2011, the Supreme Court appointed the Central Jakarta District Court to handle the appeals. Neither we nor Telkomsel has received any notification from the court with respect to the resolution of this case. As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the courtamount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs. In the event the Company loses the case, the Company will pay compensation to the plaintiffs amounting to Rp57.6 billion.

On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the Supreme Court. On January 9, 2015, the Company received the SC Notice regarding the case in which rejected the Company’s appeal.

On January 9, 2015, the Company received a Notice from the SC of the Republic of Indonesia, on its Decision Letter No. 226/Pdt.G/2012/PN.Mks and the SC has rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

There can be no assurance that other subscribers, people, or partners will not file similar cases in the future, or that we would be subject to adverse verdicts which could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subjected to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

4.       Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us.

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

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We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, interconnection rates have decreased in recent years. The current interconnection rates, effective from April 24, 2015, rose rates from Rp23 to Rp24 compared to the previous rates effective in 2011. There is no significant impact to our interconnection business.

The termination of Telkomsel’s premium SMS services from October 2011 as a result of MoCI Regulation No.1/PER/M.KOMINFO/01/2009 resulted in a substantial reduction in our revenues from these services. These  services were resumed by Telkomsel from August 6, 2013 as allowed under MoCI Regulation No.21 year of 2013 dated July 26, 2013, regarding the Operation of Content Provider Services on Mobile Cellular Network and Local Fixed Wireless Network with Limited Mobility, as last amended by MoCI Regulation No.6 of 2015, which replaced MoCI Regulation No.1/PER/M.KOMINFO/01/2009. However, pursuant to the new decree, premium SMS service providers are required to meet stricter requirements that are more difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business and operating results.

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004 and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that a three-digit access code for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011, by which date our network was ready to be opened up to the three-digit DLD access code in all coded areas throughout Indonesia.

However, we believe that the cost for operators who have not upgraded their network infrastructure to open their networks to the three-digit access code to do so is significant. To date, other than for Balikpapan, neither of the OLOs have made a request to us to connect their networks to enable their DLD access codes to be accessible. As such, we believe that other than Balikpapan, none of the DLD access codes for any of the licensed operators are usable by customers of other operators. However, if they do so in the future, the implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us.

Regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

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In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also oblige us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

These regulations may adversely affect us in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments require any changes in the placement of the existing towers.

The requirement that we share space on our telecommunications towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although we do not expect the amount of these fees to be material in 2014, there can be no assurance that they will not be substantial in the future.

5.       Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 4.5% in 2013  and increased by 3.7% at the end of 2014, revenues from our wireline voice services decreased by 8.3% in 2013  and by 4.8% in 2014. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 10.4% in 2013  to ##D<PCYFW>% in 2014.

We have been taking various measures in order to stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators. The number of mobile broadband subscribers have increased with the increasing  popularity of smart phones in Indonesia, which adversely affects our market share and revenues from our fixed line  data and internet services.

In 2013, the regulator permitted the Wi-Max operators to deploy the long term evolution (“LTE”) technology which will further intensify competition in the broadband internet space.

We have been taking various measures in order to mitigate the impact of intense competition in our data and internet businesses. However, we cannot assure you that we will be successful in mitigating such adverse impact. Competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

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6.       Competition Risks Related to Our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison CP Telecommunications (“Hutchison”), Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

A number of consolidations among Indonesian operators have taken place in recent years. In March 2010, Smart Telecom and Mobile-8 announced the signing of a cooperation agreement to use the same logo and brand under the brand name "smartfren". On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom Tbk. changed its name to PT Smartfren Telecom Tbk. XL-Axiata completed the acquisition of a majority interest in PT Axis Telekom in March 2014 and merged in April 2014. The merger resulted in XL-Axiata becoming one of the three largest operators and also acquiring additional frequency allocations to facilitate its plans to implement LTE (4G) technology. Further operator consolidation is likely in order to ensure that each operator can remain competitive, reduce operational costs and also to “rebalance”  the broadband mobile frequency spectrum that require wider frequency bandwidth. The MoCI also supports operator consolidation, as it has been reluctant to issue new licenses for cellular players in recent years.While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

7.       Risks Related to Development of New Businesses

We believe that efforts to develop new businesses other than the telecommunication business as well as international expansion are necessary to ensure continuing business growth. This is undertaken through the activities of our subsidiaries, primarily Metra and Telin. Risks related to new business development include competition from  established players, suitability of business model, the need to acquire new expertise in the new areas of operation, and  risks related to online media which include intellectual property, consumer protectionand confidentiality of customer data.

Focusing on international expansion is  one of our strategic business intiatives. In particular, we have started expansion into seven countries, namely Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and the United States of America. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be in operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in exchange rates, interest rates, credit risk and liquidity risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2014, assets in foreign currencies reached 83% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2012, 2013 and 2014 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2014 or thereafter.

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Exchange Rate Information

The following table shows the exchange rate of Indonesia Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End	Average	Low	High
	(Rp/US$1)
2010 (1)	8,991	9,078	9,365	8,924
2011 (1)	9,068	8,773	9,170	8,508
2012 (1)	9,670	9,419	9,670	9,000
2013 (1)	12,189	10,563	12,189	9,667
2014 (1)	12,440	11,880	12,440	11,404
September(2)	12,212	11,891	12,212	11,710
October(2)	12,082	12,145	12,241	11,993
November(2)	12,196	12,156	12,206	12,092
December(2)	12,440	12,438	12,900	12,264
2015 (1)	12,932	12,807	12,932	12,625
January(2)	12,625	12,578	12,732	12,444
February(2)	12,863	12,750	12,887	12,609
March (25)(2)	12,932	13,069	13,237	12,932

Source: Bank Indonesia

(1)     Determined based upon the last day middle exchange rate of each month announced by Bank Indonesia applicable for the period.

(2)     Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2014, the average rate of Rupiah to the US Dollar was Rp11,885, with the lowest and highest rates being Rp12,440 and Rp 11,404, respectively.

The exchange rates used for conversion of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2012, 2013 and 2014. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were, Rp9,630 and Rp9,645 to US$1.00 as of December 28, 2012, Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013 and Rp12,380 and Rp12,390 to US$1.00 as of December 31, 2014.

The Consolidated Financial Statements are stated in Rupiah. The conversion of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp12,385 to US$1.00 published by Reuters on December 31, 2014.

On March 25, 2015, the Reuters bid and ask rates were Rp12,982 and Rp12,990 to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of Pinjaman Komersial Luar Negeri (“PKLN”), we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. dollar and Japanese yen. Our exposures to other foreign exchange rates are not material. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

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The information presented in the following table is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2014 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2014 were Rp12,380 and Rp12,390 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2014		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equiv. (Rp million)	2015	2016	2017	2018	2019	There After
			(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	364	4,526,837.78	4,526,837.78	-	-	-	-	-	4,526,838
Japanese Yen	8	875.02	875.02	-	-	-	-	-	875
Other(1)	16	193,242.43	193,242.43	-	-	-	-	-	193,242
Other Current Financial Assets
US Dollar	16	191,606.85	191,606.85	-	-	-	-	-	191,607
Trade Receivables
Related Parties
US Dollar	2	25,919.05	25,919.05	-	-	-	-	-	25,919
Third Parties
US Dollar	85	1,053,084.86	1,053,084.86	-	-	-	-	-	1,053,085
Other(1)	3	35,399.76	35,399.76	-	-	-	-	-	35,400
Other Receivables
US Dollar	-	4,875.98	4,875.98	-	-	-	-	-	4,876
Other(1)	-	1,381.06	1,381.06	-	-	-	-	-	1,381
Advances and Other Non-Current Assets
US Dollar	4	50,534.56	49,654.13	880	-	-	-	-	50,535
Other(1)	-	610.03	610.03	-	-	-	-	-	610
LIABILITIES
Trade Payables
Related Parties
US Dollar	-	2,763.37	2,763.37	-	-	-	-	-	2,763
Other(1)	-	2,001.14	2,001.14	-	-	-	-	-	2,001
Third Parties
US Dollar	228	2,833,792.11	2,833,792.11	-	-	-	-	-	2,833,792
Other(1)	19	2,161.71	2,161.71	-	-	-	-	-	2,162
Other Payables
US Dollar	-	-	-	-	-	-	-	-	-
Other(1)	3	42,547.82	42,547.82	-	-	-	-	-	42,548
Accrued Expenses
US Dollar	66	819,711.17	819,711.17	-	-	-	-	-	819,711
Japanese Yen	27	2,838.89	2,838.89	-	-	-	-	-	2,839
Other(1)	1	12,665.80	12,665.80	-	-	-	-	-	12,666
Advances from Customers and Suppliers
US Dollar	2	29,883.55	29,883.55	-	-	-	-	-	29,884
Other(1)	-	824.66	824.66	-	-	-	-	-	825
Short term bank loan
US Dollar	100	1,244,000	1,244,000	-	-	-	-	-	1,244,000
Current Maturities of Long-term Liabilities
US Dollar	35	429,510	429,510	-	-	-	-	-	451,194
Japanese Yen	768	79,585	79,585	-	-	-	-	-	102,045
Promissory Notes
US Dollar	7	88,665	64,008	23,371	1,286	-	-	-	88,191
Long-term Liabilities(2)
US Dollar	71	880,772	-	317,305	231,678	131,237	93,559	106,993	868,178
Japanese Yen	6,911	716,264	-	79,585	79,585	79,585	79,585	397,925	727,034
(1) Assets and liabilities denominated in other foreign currencies are presented as US Dollars equivalents using the Reuter buy and sell rates prevailing at end of the reporting period.

(2) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans, obligation under finance leases and long-term bank loans, which in each case include their current maturities.

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Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our  Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our  Company and our subsidiaries primarily use interest margin  and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2014  by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2014  and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2014  and (iv) the value of marketable securities is based on the value of such securities on December 31, 2014. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

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	Outstanding Balance as of December 31, 2014			Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2015	2016	2017	2018	2019	There after	Fair Value
				(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah	11,531,450	11,531,450	4-11.5	11,531,450	-	-	-	-	-	11,531,450
US Dollar	279	3,460,434	0.03-3	3,460,434	-	-	-	-	-	3,460,434
Other Current Financial Assets
Rupiah	9	110,472	0.85-1.00	110,472	-	-	-	-	-	110,472
Available-for-Sale Financial Assets
Rupiah	120,359.59	120,360.00	6.88-7.25	120,360.00	-	-	-	-	-	120,360.00
US Dollar	6.63	82,135.00	10.4-11.80	82,135.00	-	-	-	-	-	82,135.00
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	480,983	480,983	-	480,983	-	-	-	-	-	480,983
Interest	-	-	-	-	-	-	-	-	-	-
US Dollar
Principal	100.00	1244000.00	-	1244000.00	-	-	-	-	-	1244000.00
Interest	-	-	-	-	-	-	-	-	-	-
Long-term Liabilities
Variable Rate
Rupiah
Principal	10,921,317	10,921,317	-	3,751,311	2,281,449	1,962,849	1,759,891	610,134	555,683	10,770,905
Interest	2,316,162	2,316,162	8-15	905,120	624,331	413,806	236,611	85,450	50,843	-
US Dollar
Principal	56	692,552	-	299,676	219,813	127,168	30,407	15,488	-	687,484
Interest	1	13,495	1.14-6	6,441	4,382	1,946	604	122	-	-
Fixed Rate
Rupiah
Principal	3,789,068	3,789,068	-	1,026,059	44,034	44,225	43,678	261,042	2,370,030	3,836,942
Interest	1,821,871	1,821,871	5-11	357,768	282,238	277,654	273,217	268,862	362,132	-
US Dollar
Principal	53	653,820	-	170,866	98,192	99,282	100,417	78,070	106,993	667,505
Interest	6	71,266	2-5	20,999	16,076	12,780	9,526	6,271	5,613	-
Japanese Yen
Principal	7,679	795,849	-	79,585	79,585	79,585	79,585	79,585	397,925	829,079
Interest	1,250	129,575	3	24,049	21,643	19,115	16,648	14,181	33,938	-
Finance Leases
Rupiah
Principal	4,736,901	4,736,901	-	548,582	551,500	594,832	591,140	571,047	1,879,800	4,736,901
Interest	1,739,038	1,739,038	2.75-11.76	400,739	349,747	295,854	238,693	186,713	267,292	-
US Dollar
Principal	4	52,574	-	22,977	22,671	6,514	413	-	-	52,574
Interest	1	6,453	4-5.8	2,832	2,757	819	44	-	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, obligation under finance leases and long-term bank loans, which in each case include their maturities.

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LEGAL MATTERS

In the ordinary course of business, we continuously pay attention to compliance aspects with capital markets regulations, as well as regulations that are relevant to the scope of our business. Nevertheless, there are certain differences in the interpretation and implications in operations and our business and subsidiaries, especially on legal issues relating to land disputes, monopolistic practices and unfair business competition and SMS cartel practices. With regard to the legal proceedings described below, we do not believe that subsequent investigations or court decisions regarding those cases will have a significant financial impact on us or our subsidiariesBased on management's estimate on the probable outcomes of these cases, we have made provisions of Rp25  billion at December 31, 2014.

The following described ceretain current significant legal proceedings involving us, our Board of Commissioners, Board of Directors and subsidiaries.

Legal Matters Faced by the Board of Commissioners and Board of Directors

In 2014, there were no legal issues faced by the Members of the Board of Commissioners and Board of Directors.

Legal Proceedings that involve Members of Board of Commissioners and Board of Directors
Year	Name of Case	Status	Case brief Summary	Number of Suits	Impact of Company
2014	Nil	Nil	Nil	Nil	Nil
2013	Nil	Nil	Nil	Nil	Nil
2012	Nil	Nil	Nil	Nil	Nil

Legal Matters Faced By the Company

Out of the legal issues faced by Company and subsidiaries in 2014, there were two(2) cases and  one (1)  case has final judgement (in-kracht van gewijsde). Details are as below:

Telkom Legal Issues
Status	2012		2013		2014
	Criminal Law	Civil Law	Criminal Law	Civil Law	Criminal Law	Civil Law
In Progress	-	1	1	4	-	2
Final Judgement (in-kracht van gewijsde)	-	-	-	-	1	-
Sub Total	-	1	1	4	1	2
Total	1		5		3

As a form of disclosure of information, a summary of thelegal problems faced by the Company in 2014, are as follow:

Principal lawsuit	Type of Court	Suit Status	Financial Impact
We are the defendant with KPPU as plaintiff in the case of allegation of violation of Article 5 of Law No.5 of 1999 on Prohibition of Monopolistic and Unfair Business Competition Practices.	The Commission for the Supervision of Business Competition (KPPU)	The Company is currently waiting for a call from the Central Jakarta District Court in relation to the commencement of the merged trial.	Rp18 billion

Telkom, the Provincial Government of South Sulawesi, the Regional Government of Gowa Regency, the National Land Agency collectively as Defendants with Andi Jindar Pakki et al. as Plaintiff in the land right dispute at Telkom Makassar’s land

	General Court	Judicial Review to the Supreme Court	Rp57.6 billion

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Legal Matters Faced By Subsidiary

There was only one legal issues faced by the subsidiaries in 2014.

Lawsuit	Type of Court	Suit Status	Financial Impact

Telkomsel and certain other operators were were investigated by KPPU in relation to the allegation of SMS cartel practices by the said Operators. KPPU has issued a decision which sentenced Telkomsel to pay a fine of Rp25 billion, for which Telkomsel has appealed to the District Court.

	Commission for the Supervision of Business Competition (“KPPU”)	Telkomsel is currently waiting for the notification from the Central Jakarta District Court regarding the start of the Joint Proceedings at the court.	Rp25 million

ACCESS AND TRANSPARENCY INFORMATION

We regularly disseminate material information about the activities and performance of the Company. Disclosure of such information meets the provisions of the mandate and authority to financial institutions.

Telkom disseminated information throughout 2014 which included activities where the Company issued press releases, published the Company’s performance and operating results regularly every quarter in the national mass media and held a press conference.

Telkom also publishes the Annual Report which is distributed to shareholders and other stakeholders. Submission of periodic reports and publication of information materials and the timeliness and accuracy of the financial statements, and various other information disclosures have been our primary concern. Based on regulation of Bapepam-LK No.X.K.1 and regulations of BEI No IDX No. 1-E VI as well as to increase transparency, Telkom is trying to ensure that material information is always published and reported to Bapepam-LK and IDX. In line with the disclosure obligations set by the regulator, our information disclosures  are as follow.

Development of Information Disclosure

Forms of Disclosure	2014
Advertising Publication Announcements	7
Advertising Publications Quarterly Financial Statements	1
Annual Report	1
Exposure Telkom Performance	4
Press Release	87
Pers Conference	3
Media Visit	5
Media Gathering	5

Advertising Announcements

In 2014, Telkom advertised 9 (nine) announcements in the print media. Below is a list of advertising publications through the mass media in 2014:

No	Description	Newspaper	Date of View
1	Notice Annual General Meeting of Shareholders 2014	Investor Daily Bisnis Indonesia Jakarta Post	March 5, 2014
2	Audited Financial Statements for Fiscal Year 2013	Investor Daily Bisnis Indonesia	March 7, 2014
3	Invitation Annual General Meeting 2014	Investor Daily Bisnis Indonesia Jakarta Post	March 20, 2014
4	Announcement Resolutions of Annual General Meeting of Shareholders and Schedules and rules for the Distribution of 2013 Financial Year Dividend	Investor Daily Bisnis Indonesia Jakarta Post	April 8, 2014
5	Consolidated Financial Statements (unaudited) Quarter II of Fiscal Year 2014	Investor Daily Bisnis Indonesia	July 24, 2014

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No	Description	Newspaper	Date of View
6	Notice Extraordinary General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	November 19, 2014
7	Invitation Extraordinary General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	December 4, 2014
8	Announcement Resolutions of Extraordinary General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	December 23, 2014
9	Correction for Announcement of Resolutions of Extraordinary General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	December 29, 2014

Press Release

As a form of disclosure, Telkom continues to provide information through the mass media, one of them through the form of press releases. In 2014, Telkom published 87 press releases as a form of transparency to the public. Below is a list of press releases submitted by Telkom to the media throughout 2014:

List of Telkom Press Release 2014
No	Date	Title
1	6-Jan-14	Telkom Launches INDONESIA BISA, Realizing Modernization of Indonesian SMEs
2	10-Jan-14	Telkom Enhances ICT Services at the Halim Perdanakusuma
3	10-Jan-14	Speedy NBL Supports Basketball Performance, Telkom Speedy card present NBL Instant Edition
4	10-Jan-14	Builds Data Center, Telkom Cooperates with IBM
5	13-Jan-14	Telkom Generates Innovation and Entrepreneurial Spirit through SME Indonesia Bisa
6	16-Jan-14	Telkom Restores Telecommunications Services in Manado
7	17-Jan-14	Telkom To Monetize Tower Business in 2015
8	19-Jan-14	Telkom Speedy Card Instant Starts Selling Malaysia
9	21-Jan-14	Telkom Group Establishes Command Post for victims of Jakarta Flood Disaster
10	22-Jan-14	Prepare 11 Point of Command Centre and Five Tankers Water
11	23-Jan-14	Telkom Succeeds Selection of Higher Education in 2014
12	29-Jan-14	UseeTV Presents Exclusive Concert Serving 40 Years Erros Djarot work
13	5-Feb-14	Strengthening International Business, Telkom International Shaping Capability Center
14	14-Feb-14	Concert Erros Djarot: UseeTV Delivers Outstanding Serving in the Special Day
15	6-Mar-14	Smart step in creating efficiencies through Smart Building Management System
16	11-Mar-14	Telin Builds Mega Project of Submarine Cable Network, Connecting Southeast Asia - Europe through SEA-ME-WE 5Consortium
17	19-Mar-14	Ventura PBMT cooperation with PT. Finnet Indonesia Working on e-Payment
18	20-Mar-14	Telkom Generates Innovation and Entrepreneurial Spirit Through SMEs Indonesia Bisa
19	21-Mar-14	Telkom Participates to Succeed the SBMPTN 2014
20	26-Mar-14	Telkom Strengthens the Support To Digital Creative Industry
21	27-Mar-14	Telkom Smart Campus Announces Award Winners (TeSCA 2014)
22	1-Apr-14	Telkom Launching IndiHome Movie Mania Card
23	2-Apr-14	Telkom Achieves 3 Awards of Fortune Indonesia's Most Admired Companies 2014
24	4-Apr-14	Telkom shares the Rp 9,9 Trillions Dividends Up19Percents
25	16-Apr-14	Telkom gets rank "idAAA" back for Company and Obligations

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List of Telkom Press Release 2014
No	Date	Title
26	25-Apr-14	Telkom IndiHome Woman Award 2014
27	30-Apr-14	Indonesia Most Admired CEO dan Companies 2014
28	30-Apr-14	Telkom Successfully Achieved Kartini SOE Award 2014
29	8-May-14	Telkom Held Delima International and Domestic Remittance in Hong Kong, Pekalongan and Malang
30	11-May-14	Telkom Improving Speedy Instan Services
31	14-May-14	IT Utilizations Successfully of Implementations, Telkom Group Achieves TOP IT & TOP Telco Award 2014
32	14-May-14	Capital Market Award 2014 Work Well, Telkom as The Best Share Emiten 2014
33	20-May-14	Telkom and Thamrin City Prepares Developments & Services Center of SMEs Based on Information and Communication Technology
34	22-May-14	Telkom Indonesia Achives ICP International Technology Certification (Interroperability Compliance Program)
35	23-May-14	World Cup on Your Hand with Speedy Instan and UseeTV
36	28-May-14	Indonesia Creative Digital of CSR Program
37	30-May-14	Telkom achieves "The grand Stevie Awards" on 1st Asia-Pacific Stevie Award in Seoul, South Korea
38	5-Jun-14	UseeTV presents Layanan Streaming Services of World Cup 2014 with Car Prize
39	5-Jun-14	Telkom achieves More Awards back
40	13-Jun-14	Director of Telkom, Arief Yahya, Earn Doctoral degree at the University of Padjadjaran
41	17-Jun-14	Telkom Announces the Winner of Telkom Smart Campus Award (TeSCA 2014)
42	20-Jun-14	Telkom Achieves International Awards back
43	2-Jul-14	Telkom cooparates with Bank Sumut on CO- Branding Elektronik Money of T-Money Services
44	14-Jul-14	Present World Cup, UseeTV get 1Million Active Users
45	14-Jul-14	Gas Explotions in Jalan Sudirman Culvert was not caused by Telkom’s Project
46	18-Jul-14	Telkom get into Indonesia's Top 100 Most Valuable Brands
47	23-Jul-14	Telkom Enters into Remittance Business in Taiwan
48	24-Jul-14	Telkom Performance First Quarter 2014 Records Positive Growth
49	3-Aug-14	Telkom Wins 4 International Award at the event CMO Asia Awards for Excellence in Branding & Marketing 2014
50	13-Aug-14	Telkom expands to Silicon Valley: Accelerating Creative Digital Industry Growth with Silicon Valley Partner
51	17-Aug-14	To Realize Golden Generation Indonesian Gold Generation, Telkom Held CSR "IndiLearning Bagimu Guru Kupersembahkan”
52	17-Aug-14	Liven Independence Day of the Republic of Indonesia, Telkom Held WiFi.ID Corner One Day Free
53	28-Aug-14	Telkom Ready to Achieve "Indonesia Global Networks"
54	4-Sep-14	At the National Customer Day, Telkom Held One Day Service Fulfillment
55	30-Aug-14	Telkom and Telstra Australia join business on Network & Application Services
56	17-Sep-14	To Realize Golden Generation Indonesian Gold Generation, Telkom Held CSR "IndiLearning Bagimu Guru Kupersembahkan”
57	17-Sep-14	Investor Summit 2014
58	20-Sep-14	Expansion to the United States of America, Telkom Open Telkom USA Office

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List of Telkom Press Release 2014
No	Date	Title
59	24-Sep-14	Telkom Group achieved 8 Frost & Sullivan Indonesian Excellence Awards 2014
60	29-Sep-14	Telkom Increase Cooperation with Alfamart, Alfamidi, AND + AND
61	2-Oct-14	BUMN Synergy: Telkom and BTN are Ready develop Integrated Banking Services
62	8-Oct-14	Telkom Ready to Support Jatim Bumi Broadband through Digital Innovation Lounge (Dilo) ITS
63	13-Oct-14	Telkom Launches Kartu As 2in1 Macau
64	10-Oct-14	Telkom and Tower Bersama Deal on Strategic Partnership
65	22-Oct-14	Telkom Achieves International Business Award 2014 The International Stevies
66	26-Oct-14	Telkom Proud of Appointment Arief Yahya As Minister of Tourism
67	28-Oct-14	Telkom Performance Growth Positive on Third Quarter 2014
68	29-Oct-14	Indra Utoyo Appointed as Acting President Director of Telkom
69	31-Oct-14	Telkom Remittance Delima Services Now Available in Malaysia
70	3-Nov-14	Realizing 1 million SMEs Hebat, Telkom Launches ZAPA
71	5-Nov-14	The Strategies to not left behind in the ASEAN Free Market
72	10-Nov-14	Supporting 1000 Kampung Nelayan Programs : Telkom Integrate Digital Ecosystems at Kampung Nelayan Muara Angke
73	10-Nov-14	Kick Off Broadband Port and Launching Inaportnet Digital Lounge, Telkom Support Indonesian Maritime Sector
74	10-Nov-14	Telkom and Telstra Earn IDC Telecom Service Provider Innovation (TSPI) Award 2014 on Innovative Partnership Category
75	19-Nov-14	Telkom Penetrating Remittance Services in Japan
76	25-Nov-14	Developing Creative Industries, Telkom Launches Jakarta Digital Valley
77	29-Nov-14	Telkom Indonesian Held Event BestAppsID As The Largest Hackathon Event in Indonesian
78	29-Nov-14	Synergy between Telkom and Indonesian Navy within preparing telecommunications facilities in the outer islands
79	1-Dec-14	Telkom Support Jokowi E-blusukan with TKIs in 8 countries
80	1-Dec-14	Hundreds Apps "Made in Indonesian" Ready to Launched After Indigo BestAppsID Event
81	12-Dec-14	Speedy Instan 2nd Anniversary: Telkom Launching The New Products of Speedy Instan
82	12-Dec-14	"New Digital Experience with Speedy Instan Exciting Features"
83	16-Dec-14	Launching SHOPBOX, Telkom Simplify SME Develop Business
84	17-Dec-14	Telkom Launch 10 Fisherman Villages
85	19-Dec-14	Telkom Announces the Nomenclature of Board of Directors
86	29-Dec-14	Telkom Group Support the Media Center and Search Command Center of Air Asia QZ 8501 Aircraft
87	29-Dec-14	"Dream Team" The New Board Directors and Commissioners of Telkomsel

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Website

Telkom continuously ensures compliance with the provisions of disclosure of information to external audiences. This is especially in the delivery of a number of reports and other important information that are published on the company’s website. Telkom manages a website with the address: www.telkom.co.id

The reports and other information that must be submitted on the website, are as follows:

1.             Quarterly Financial Report

2.             Annual Financial Report

3.             Annual Report

4.             Report on Corporate Governance

5.             Publication of products and services

Telkom continues to develop and to add features on our website. Providing updated information is a priority for Telkom's website. Telkom also has sufficient intranet network so that it is able to communicate more actively.

The number of visitors to the website of Telkom in 2014 are as follow:

Number of Visitors to Telkom Website in 2014
Month	Unique Visitor	Number of Visit	Hits
January	619,356	1,281,987	1,613,031
February	567,791	1,165,441	1,494,906
March	614,100	1,251,366	1,628,448
April	581,038	1,194,118	1,562,995
May	576,553	1,172,908	1,534,853
June	566,876	1,135,310	1,467,090
July	476,345	939,510	1,217,752
August	518,051	994,132	1,321,653
September	486,610	911,115	1,221,654
October	470,527	878,140	1,186,413
November	463,078	884,849	1,187,448
December	442,793	844,674	1,147,389
Total	6,383,118	12,653,550	16,583,632
Average/month	531,927	1,054,463	1,381,969

Telkom Social Media

Along with the development of communication technology through social networking media, Telkom has also penetrated the media like Facebook and Twitter. Telkom expects to improve two-way communication to the customers and the public in general. Since 6 October 2009, Telkom has a twitter account @TelkomIndonesia with 39,700 followers and has launched a Facebook account Telkom Indonesia since 20 August 2014 with  48 friends and 81,250 likes.

Telkom views the media as not only a campaign media, but also an opportunity to obtain feedback and suggestions from consumers both for the development of product features and services needed by Telkom customers and the community at large as well as to improve the quality of Telkom’s service to customers.

Exposure of Telkom Performance

As a form of disclosure, particularly regarding financial performance and other important performance, as well as the latest information, Telkom continuously deliver performance report to regulators, government agencies, as well as to its stakeholders, as well as others to those who want to do a comparative study against Telkom. Some exposure to the performance of Telkom conducted in 2014, are as follow:

Performance Exposure in 2014
No	Subjects of Performance Exposure	Date	Institution
1	Performance exposure in 2013	March 14	Analysts, Investor, Media
2	Performance exposure Quarter I 2014	April 29	Analyst, Investor, Media
3	Performance exposure Quarter II 2014	July 24	Analyst, Investor, Media
4	Investor Summit 2014	September 17	Bursa Efek Indonesia, Analyst, Investor, Media
5	Performance exposure Quarter III 2014	October 28	Analyst, Investor, Media

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In addition to routinely delivering performance exposure, we also present our material performance in conference and non-deal road shows as many as eight times and four times respectively throughout2014 as seen in the table below.

No	Conference	Date	Location	Institution
1	5th Annual Hong Kong Investor Summit	March 14	Hong Kong	Morgan Stanley
2	Asia Telecom Conference	April 29	Hong Kong	UBS
3	5th Annual DB Access Conference	July 24	Singapore	Deutsche Bank
4	Macquarie Asean Conference	August 28	Singapore	Macquarie
5	Indonesia / London Corporate Day	September 2	London	Mandiri Sekuritas & Barclays
6	New York Corporate Day	September 4-5	New York	Mandiri Sekuritas & Barclays
7	Real Indonesia Conference	November 10-11	Makassar	Macquarie
8	DB Access Indonesia Conference 2014	November 19	Jakarta	Deutsche Bank

No	Non Deal Roadshow	Date	Location	Institution
1	Non Deal Roadshow with BAML	August 24	Singapore	Bank of America Merril Lynch
2	Non Deal Roadshow with BAML	September 1	London	Bank of America Merril Lynch
3	Non Deal Roadshow with Deutsche Bank	July 24	Boston & Chicago	Deutsche Bank
4	Non Deal Roadshow with BNY Mellon	October 28	San Francisco	Bank of New York Mellon

Disclosure in Internal Communications

In order to create a conducive climate  for internal communications to support the achievement of greater performance, Telkom continuously create a two-way communication through a variety of communication media, which are as follows: portal.telkom.co.id and kampiun.

Management face to face meeting with employees

To develop a positive communication climate between management and employees, a number of face to face activities between the management and employees are implemented through various visits to the office by the Division Directors and Regional Telecommunications on various occasions internal events.

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RELATIONSHIP WITH STAKEHOLDERS

Comprehending and understanding the needs and expectations of stakeholders are important parts of the GCG management.

Through our corporate culture of "The Telkom Way", the management strives to foster the Company’s values and culture by leading all employees to a shared understanding of values that should always be informed to all stakeholders to ensure such values including inherent norms and principles of governance are at the center of their inspiration.

The following are some of the identified stakeholders’ values:

Stakeholders Interest	Stakeholders Value
Customer	Satisfaction levels of products and services
Accuracy and transparency of billing and operations
Guarantee continuity of products and services
Shareholders	Continuously provide dividends to shareholders
The trend of stock prices continue to rise
Always adapt to the new environment
Win the market and are ready to compete
Continuous growth of financial performance
Guarantee of business governance expansion
World-class management practices
Employees	Employee Welfare
Good career place
Government	Compliance with government regulations
Transparency and tax compliance
An example for SOEs
Participate and increase GDP
Competitor	Fair business competition
Build mutual business partnership
Sharing of resources to reduce costs
Investor & Financial Community	Transparency Reporting Company
Company's financial statements are reliable
Public	Community Employment
Economic Multiplier effect
A positive impact on society at large

BUSINESS ETHICS AND CORPORATE CULTURE

We continuously adhere to morals and ethics which are the Company’s foundation for the implementation of GCG. Over time in managing GCG, we learn that the implementation of GCG implementation has nourished law awareness and has produced employees who have a sense of social responsibility to the community and win customers love.

Code of Conduct

As a Code of Conduct for the entire Company, we have published the Decision Direction No. KD.201.01/2014 concerning Business Ethics within the scope of the Telkom Group.

We own tools of business ethic, which concerns the standard of employees behavior in dealing with customers, suppliers, contractors, co-workers and other parties that relate to the Company.

Implementation of the Code of Ethic For the Board of Commissioners, Directors and Employees

According to section 406 of the Sarbanes Oxley Act ("SOA") 2002, we implement the code of ethics which is applicable to all levels of the organization, the Board of Commissioners, Directors and other key officers and employees that can be found on our website: http: //www.telkom .co.id/ hubungan-investor/tata-kelola-perusahaan/kode-etik/

We will inform any changes in the code of ethics and waiver towards our ethic code via our website.

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Socialization And Business Ethics Enforcement Efforts

Enabling employees to understand and remember the values and ethics of business are done through the dissemination of material and an assessment every year. The materials relate to the understanding of corporate governance, business ethics, integrity pact, fraud, risk management, internal control ("SOA"), whistleblowing, banning gratuities, IT governance, ensuring the security of information and other matters relating to the Company’s integrated governance practices. The efforts are done through a survey of the business ethics program involving all employees. The survey was conducted online, through the media portal/ intranet, which concluded with a question on the willingness of employees to run the business ethics. The understanding and application of business ethics together with the results of the survey annually audited internally and externally through the SOA 404 audit process is associated with the application of appropriate control environment COSO internal control framework at the level of the entity's internal control audit.

Corporate Culture

The Company has continued developing systems and culture in accordance with the demands and changes in the business to realize our aspirations to continue developing, be loved by customers, be competitive in this industry and be a role model for the Company. Since 2009, a new cultural transformation company called "The New Telkom Way". Further cultural development, conducted in 2013 with the enactment of Architecture Leadership and Corporate Culture ("AKBP") Telkom Group.

A complete Corporate Culture is described as follows:

Philosophy to be the Best: Always The Best

'Always the Best' is the basic belief to always provide the best in every job. 'Always the Best' conceptualizes the essence of "Ihsan" which can be translated into "the best". Employees who embody this Ihsan essence will always deliver better work than normal until a charitable attitude will be automatically guided by a sincere heart, and when each activity is conducted as a form of worship to God Almighty.

Philosophy to Be the Best: Integrity, Enthusiasm, Totality

'Always the Best' requires every member of Telkom to have integrity, enthusiasm, and totality.

Principles to be the Star: Solid, Speed, Smart

The 'Principles to be the Star' from The Telkom Way is 3S, namely Solid, Speed, Smart which also became our core values or great spirits. Explanation of 'Solid, Speed Smart' can be described as follow:

Practices to be the Winner: Imagine - Focus - Action

The practices to be the Winner of The New Telkom Way is IFA, namely 'Imagine, Focus, Action' as well as the Key Behaviors.

Evaluation of Business Ethics and Corporate Culture Implementation

Every year we conduct an internal survey to determine the effectiveness of our corporate culture and business ethics. We label this survey the Family Business Ethics Survey. Some of the questions addressed to employees were conducted online so that the survey can reach all employees quickly including: GCG, Business Ethics, Value of The New Telkom Way, anti-fraud, internal controls, integrity pact, whistleblowing systems, and others. The results of the survey in 2011, 2012, 2013 and 2014 is 74.87 points, 79.07 points, 75.80 and 89.35 points out of a scale of 100 points. The results of the survey for 2014 increased 13.55 points from the previous year. This illustrates that the level of understanding of employees concerning business ethics is increasing from year to year.

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WHISTLEBLOWING SYSTEM

Since 2006, as part of the entity level controls, we have implemented a whistleblowing  program that is designed to receive, review and follow up on complaints from Telkom Group employees and from third parties. The application of whistleblower program which is managed by the Audit Committee is established by the decision of the Board of Commissioners and ratified by the Decree of the Board of Directors.

Submission and Violations Reporting

Telkom Group employees or third parties may submit complaints regarding accounting and auditing issues, policy violations, suspected fraud and / or corruption, and violations of the code of conduct directly to the President Commissioner or to the Chairman of the Audit Committee of Telkom by email, fax or mail to the address:

Email	ka301@telkom.co.id
Fax	(62-21) 527 1800
Website	www.whistleblower.telkom.co.id
Letter	Audit Committee PT Telkom Indonesia Tbk (Persero) Graha Merah Putih, 5th Floor Jl. Jenderal Gatot Subroto Kav.52, Jakarta 12710

To get immediate response, complaints must meet the following requirements:

-       Delivered via website, email, fax or letter.

-       Provide information on issues of internal control, accounting, auditing, regulatory violations, suspected fraud and/ or corruption, and violations of the code of ethics.

-       The information reported must be supported by sufficient and reliable evidence as a baseline for further examination.

Protection for Reporter

We stipulate in Decree No.KD.48/2009 to ensure the confidentiality of the complaint, whether they are employees or third parties who submit complaints or reports of alleged violations.

Whistleblower Protection Officer

Whistleblower Protection Officer (WPO) is a member of the Audit Committee who received an assignment to handle complaints by:

-       Receiving complaints.

-       Administering complaints.

-       Verifying whether the complaint is in accordance with the criteria.

-       Monitoring the follow up of the complaints.

Through meetings, the Audit Committee makes determination by:

-       providing approval on whether the incoming complaint will be followed up.

-       providing approval on whether the complaint will be brought to the Internal or External parties.

-       providing a follow-up assessment on whether the complaint is sufficient

The Internal Auditor plays a role in:

-       performing preliminary investigation upon receiving the complaints.

-       making Preliminary Examination Report and submit it to the President Director and the Audit Committee.

An investigation committee is instrumental in:

-       conducting an investigation of the complaints that have been received

-       creating reports of the results of investigation and delivering it to the President Director and to the Audit Committee.

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Number of Violations Complaints and Follow-up

In 2014, the Audit Committee has followed up on eight (8)  complaints that were received and met the requirements to be included in the category of complaints relating to accounting, internal control, regulatory violations, suspected fraud and violations of the code of ethics.

The use and results of the whistleblowing system:

Description	Total	Description
Number of Complaint	8	Complaints that were received
Qualified Complaint	8	Complaints which qualified to be followed up
Category of Complaint	8	Other Complaints
Progress of Complaint	5	Complaints after being followed up
	3	In the process of following up

Complaint Handling

The process of handling complaints to meet the requirements of the OJK Rules No.IX.1.5 and Sarbanes-Oxley Act of 2002 Section 301 of the Public Company Audit Committees are undertaken within the framework of improving our corporate governance. Therefore, the requirements for a complaint is designed to ensure that  the complainant filed his/ her complaints responsibly and does not defame someone's reputation.

The Audit Committee will follow up on complaints of third parties including and especially those from Telkom Group employees that relates to:

a.       Accounting and Auditing

Issues of accounting and internal control over financial reporting which could potentially result in material misstatements in the financial statements and audit issues, especially those concerning the independence of Public Accountants.

b.       Regulation Violation

Violation of capital market regulation and legislation related to Companyoperations as well as violations of internal rules that potentially result in losses.

c.        Cheating and/or allegations of corruption

Cheating and/or allegations of corruption by officials and/or our employees.

d.       Code of Conduct

The behavior of the Board of Directors and Management which are not commendable and could potentially tarnish the reputation of Telkom or result in losses for the Company. Examples of the behavior of the Board of Directors and Management which are not commendable include, among others, dishonesty, conflict of interest with Telkom, or providing misleading information to the public.

We have also built a working mechanism between the Internal Audit and Committee Audit and Investigation Committee, including its Subsidiaries to follow up on complaints that were received. In addition, the whistleblower program has also been disseminated and understood by our employees.

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Telkom Subsidiaries Whistleblowing System and Procedures

CORPORATE GOVERNANCE SOCIALIZATION

On an ongoing basis, the company has always stressed the importance of implementation of good corporate governance across all levels in the Company. Several activities as a form of actualization are:

a.       The implementation of e-learning  and assessment  of Business Ethics are conducted online  and followed by all employees of Telkom Group, which focuses on corporate governance, business ethics, culture, SOA, and Spiritual Capital Managemet, Fraud Management, Control Gratification and others.

b.       Spiritual Capital Management

In an effort to increase the culture  of clean, honesty at work and transparency in the Company, Telkom management has implemented Spiritual Capital Management (SCM) for all employees and officials of the Telkom Group, so that each work activity is based on the principle of charity as a manifestation of the work is worship.

c.        Gratuity Control

To demonstrate the seriousness of Telkom's commitment to control gratuities, all leaders of Telkoom Group signed the Commitment Control Application Gratification (PPG) at a meeting of Telkom Group  which was attended by Vice-Chairman of the Commission,  Zulkarnaen. The entire Board of Directors, accompanied by their  wives,  also signed  the Integrity Pact as an  embodiment of good governance. This signing is a testament to the Telkom's commitment to control gratification.

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 .

The Vice Chairman of the Commission,  Zulkarnaen, voiced his appreciatiation for Telkom and expressed his hopes that Telkom can be an inspiration for other companies, especially for state-owned enterprises. The company and its employees are required to manage gratification which tends to be in the form of a bribe. If the employees have already received the gratuities, they  must immediately report it within a maximum of 30 days from they received the gratuities.

The Director of Gratuities of KPK Giri Suprapdiono was also present to provide insights of gratification to Telkom's Board of Directors, directors of subsidiary companies, as well as senior leaders Telkom Group. In his presentation entitled Gratification Roots of Corruption, he explained how corruption, and in this case graft, can be detrimental to the company and to the nation of Indonesia.

d.       Internal Control

The implementation of Internal Control to fulfil SOX compliance have strict requirements to ensure and support good corporate governance. The purpose SOX is to be in line with the implementation of GCG and ethics, namely:

1) To improve the effectiveness and efficiency of the management of the Company

2) To improve the quality of corporate financial reporting

3) To ensure compliance with laws and or regulations which must be met by the Company

4) To grow investor confidence and in the long term to  ensure the survival of the company.

e.        External Sharing

In addition to socialization within the internal scope, the Company is often invited as a guest speaker in a capacity relating  to the implementation of GCG externally. For example, there is a sharing of GCG in the presence of the Company, the issuer, and other institutions as a venue for sharing, for example, presentation by the Acting Managing Director in the GCG award.

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CONSISTENCY IN IMPLEMENTING GCG

Our understanding of good corporate governance is improving in line with our  experience and lessons learnt  for managing GCG. We believe that good corporate governance is a dynamic system and should be strengthened from time to time and updated in line with the business and changes to the business environment. With continuously being updated, the GCG implementation is expected to contribute significantly to support the growth of the business and not otherwise considered to hinder organizational agility.

The implementation of GCG is integrated with compliance management, risk management and internal control. This practice requires us to be able to manage corporate governance in line with business performance management. The application of risk management is not easy and takes time to be able to master the competencies, gain accuracy in recognizing industrial and organizational risks, and be able to incorporate risk culture as part of the employee culture. Finally, thanks to the commitment, consistency and patience of the management, our results has positively contributed  to the process of planning, decision-making and strengthening the implementation of GCG in the Telkom Group.

Some of our  key activities to maintain our consistency  in supporting the  GCG practices are in line with business management,  including:

Performance Management System

To embody the principles of GCG particularly the principle of accountability, we place the accountability employee’s performance in an Employee Performance Management System based on the Company’s policies No.PD.208.00/ 2011. According to this policy, the principle of fair and transparent refers to the guidelines measurement and the evaluation of performance in the mechanism of contract management through the establishment of performance indicators according to the scope of duties and role of the units and individuals in the organization as well as the establishment of agreed targets referring to the Company's performance targets set out in the Company's annual plan. Performance target is gradually lowered in lower level units and sub-units for employees concerning the principle Specific, Measurable, Achievable, Realistic, and Time Related ("SMART"). Meanwhile, the evaluation is performance on a regular basis (daily, weekly, monthly, quarterly, yearly) in accordance with the performance indicators measured in the management's evaluation mechanism, which is supported by several applications of online information systems.

Implementation of the Integrity Pact and Stronger Anti Gratification

The implementation of the Integrity Pact has started since the publication of the policy in 2009. The Integrity Pact has sharpened the implementation of GCG, especially in areas concerning the implementation of the code of integrity, business ethics, avoiding conflict of interest, gratuities ban, ban on transactions with insiders, maintenance of the confidentiality of information, prevention of actions that enrich themselves or others but which adversely affect the Company's financials in the field of procurement and partnership, service integrity and integrity in the Company’s financial reporting.

Initiatives to sharpen/ strengthen corporate governance through the policy Integrity Pact are deemed necessary to give special attention to the specific areas relating to the prevention of potential financial loss and for the establishment of "island of integrity" as one instrument of bureaucratic reform and prevention of corruption, collusion and Nepotism ("KKN") with the concentration of efforts on the creation of transparency, accountability and participation.

In a general sense, integrity is consistency and unwavering firmness in upholding the noble values and beliefs. A leader who has integrity will gain confidence (trust) from its ranks. According to some references, integrity can be simply interpreted as the faith (belief) to values adopted by the mind and action. People with integrity would have beliefs, thoughts and actions which are intact and have compatibility with each other.

Telkom's Corporate Philosophy explains that to achieve 'Always The Best' in the essence of Ihsan, we should have three main elements, namely integrity, enthusiasm and totality. Integrity is the realization of one heart (pure heart), one mind and one action that can lead to true friends who love each other, protect each other, and defend each other. Three things are needed to build cohesion and trust between employees, namely the shared vision (same goal), the shared values (consistently referring to the values as a guide in decision making), and the culture of trust (which would speed up the decision making processes and adapting to change easily).

BUMN Bersih

The movement of BUMN Bersih was declared by the Minister of State-owned Company on September 25, 2013, a moment marked by the signing of a commitment by the whole Director of SOEs.

Assessment "BUMN Bersih" is done with the aim to ensure the whole SOEs implement good corporate governance (GCG) both administratively and substantively as well as to realize a SOE which is robust (professional), superior (priority system, quality, and innovation) and dignified (net of all forms of irregularities and fraud, including corruption).

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In order to realize the "BUMN Bersih", the Ministry of SOEs through BPK has conducted an assessment of all SOEs. The assessment conducted in stages and gradually. At first, BPK assessed the board of directors and commissioners in the third month since the signing of the commitment of "BUMN Bersih". "BUMN Bersih" is closely related to integrity. This emphasizes that a great leader must meet the basic requirements,  namely having high integrity and enthusiasm.

"BUMN Bersih" is determined by the Minister of SOEs in an effort to turn all SOEs to become enterprises that are not only able to implement good corporate governance administratively, but also to be "BUMN Bersih" in substance. The criteria of "BUMN Bersih" that is used in the program "BUMN Bersih" essentially meant that SOE must implement the principles of good corporate governance of transparency, accountability, responsibility, independence and fairness. These five principles are the foundation for management systems ranging from planning to accountability, commitment not to commit any fraud/ cheating, including all forms of corruption, receiving and/ or giving gratification associated with his/ her position.

Below are several factors which indicate that the "BUMN Bersih" is a planned program and the full commitment  of the Ministry of SOEs:

a.       First, to run this program, the Ministry of SOEs have recourse to the Financial and Development Supervisory Agency (BPK) to periodically conduct an assessment "BUMN Bersih" through a survey of the perception of all stakeholders (stakeholders) consisting of employees, customers, partners (suppliers and contractors) and the relevant community.

b.       Secondly, the assessment is carried out in stages. In the first stage, an assessment of the Board of Directors and Board of Trustees/ Board of Commissioners is carried out as detailed below.

c.        Thirdly, there are 13 criteria assessed which include:

1)       A commitment to implement the Board Manual for the Board of Commissioners/ Board of Directors and the Board of Trustees as well as the Code of Conduct for all persons in SOEs to be BUMN Bersih and free of graft, fraud and KKN.

2)       A commitment to provide exemplary and create a conducives working environment for the implementation of "BUMN Bersih".

3)       A commitment to control of gratification effectively.

4)       A commitment to carry out transactions based on the principles of good corporate governance without gratuities.

5)       A commitment to carry out the recruitment, placement, promotion and transfers  of employees fairly.

6)       A commitment to implement a system of remuneration based on and objective and measurable assessment of performance.

7)       A commitment to carry out procurement fairly, efficiently  and without gratuities.

8)       A commitment to implement the transparency and accuracy of financial statements and management reports as well as other transparency obligations in accordance with the legislation.

9)       A  commitment to apply strict sanctions against any infringement.

10)   A commitment to implement minimum standards for state-owned public service obligations (public service obligation) and state-owned company that manage infrastructure business.

11)   A commitment to streamline the reporting system on the alleged violation (whistle blowing system).

12)   A commitment to perform compliance monitoring of SOE ranks in three (3) hierarchies in submitting LHKPN to the KPK.

13)   Other commitmentst to realize the BUMN Bersih (example: a policy not to support political parties).

For Telkom, the declaration of "BUMN Bersih" program increased our confidence to continue improving the quality of the implementation of Good Corporate Governance (GCG) consistently in which all levels of the Company have committed to.

This commitment has been done structurally and systematically, namely by using the method of ADLI, which stands for Approach, Deployment, Learning and Integration, which is similar to the assessment process in the Malcolm Baldrige Approach that  refers to the approach, methods and ways in which to respond to the requirements of the criteria. Deployment  (D) refers to the extent to which the approach, methods, and how they are applied consistently. Learning  (L) refers to the extent to which the benefits of the method used, and Integration  (I) refers to the use of the method in all organizational units.

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For example, we already have a policy of integrity pact (2009) and business ethics (updated in 2014) and consistently utilize them every year. Since 2013, the CEO has requested that every submission of SK Band Position 1 (BP.1) must be immediately followed by the signing of the Integrity Pact by the employees concerned. This is also a reminder to the employees concerned that she/he is a role model for the implementation of GCG in the company.

When BPKP assessed the entire Board of Directors and Commissioners, the results of the survey showed that Telkom received a value of 8.3 (range 10). This means that the program of "BUMN Bersih" has been implemented in the Good Corporate Governance (GCG)

ISO Standardized Management Process

Since 1996, we have been consistently implementing an ISO based quality management system and in 2001, its application was integrated with the criteria of excellent performance based on Malcolm Baldrige. The application of both quality management systems (ISO and Malcolm Baldrige) were to establish the governance and performance accountability processes through the implementation of ISO based discipline process and document's process and improved the company’s superior performance in accordance with the Malcolm Baldrige's performance excellence assessment. In 2013, the Company’s performance was assessed by KPKU assessment team from the Ministry of SOEs and the internal assessment (self-assessment) was conducted at Business Unit/ Division level.

Corporate Planning Governance Implementation

The consistency in executing proper planning is one of the main concerns of the management in implementing GCG. At the discretion of the Company, the management seeks to ensure that the Company’s planning is carried out  more systematically, uncomplicated, organized, integrated, aligned with the vision and mission of the Company, and may be compatible with previous plans which also makes it easy to evaluate and control during the later execution.

Model of corporate planning generally consists of three stages. They are:

1. Aligning stakeholder expectations.

2. The Company’s strategic formulation.

3. The implementation of business strategy.

The role of GCG is to guarantee and ensure that the whole process and planning activities may take place soundly, with accountability, transparency and able to add sustainable value to the Company, and not in conflict with the interests of all stakeholders. To consistently update the development and business dynamics and operational, the Company updates its planning policy in line with the Corporate Strategic Planning System No.PD.105.00/r.00/HK.200/COP-D0030000/2014 dated January 28, 2014.

IT Governance

As a company engaged in the business of distributing information and data/ customer information that must be secured, we constantly seek to take advantage of the widest possible use of technology in managing the company because this directly improves the quality of the implementation of corporate governance. Almost all of the points in the value chain of the company, which includes the operation of the entire network of production infrastructure, all important aspects of management such as finance, logistics, human resources as well as services to employees, customers, suppliers and other stakeholders,  have been integrated into our IT network.

Framework for the management of IT governance refers to Control Objectives for Information and related Technology ("COBIT") set forth as the Information Systems Security Policy (No.KD.57 / 2007) including:

1.       Information, data / information processing system, networking and supporting infrastructure are very important asset for the company.

2.       The application of  information security systems to ensure the integrity of assets and information, so as to maintain the competitive value, cash flow, profitability, legal compliance and commercial image of the company.

3.       Implementation of information security systems includes risk assessment, security assessment, compliance with laws and regulations, and business needs.

4.       The success in implementing information security systems can be achieved by applying the same understanding, controlling, monitoring and evaluation of policy implementation.

Some examples of IT governance practices w the Company's operates is the management of user access review, password management, management of audit log/ audit trail, and management of end user computing.

To consistently update the development, business dynamics and operations, the Company updates its planning policy through PD.  404.00/r.00/HK-200/COP-C0300000/2014 dated July 15, 2014 on Public Policy Guidelines and Information Technology Governance Telkom Group.

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One of goals of this decision is to provide clear direction that the governance of Information Technology (IT) is solely based on the formation of values (value creation) which is based on the needs of the Company’s stakeholders (stakeholder needs) by way of realizing the business benefits (benefits realization), optimizing the risk management (risk optimization) and optimizing the management of resources (resource optimization).

The other purpose of this decision is to increase the effectiveness and efficiency process of IT business, IT productivity, availability of complete, comprehensive, accurate and timely information to support decision making for management, in order to meet business needs, improve the sustainable performance and growth of the Company.

The strategy unit and IT Governance Units are the Company’s structural work unit which are responsible for formulating the Company's IT strategy and the plans and establishment of the Company's  IT Corporate Governance, starting from the policies, standards, along with the socialization process and implementation in the field and mechanisms for monitoring and evaluating the effectiveness of its implementations.

Implementation of E-Procurement

As a manifestation of commitment to implement good corporate governance and the Integrity Pact, we have consistently managed the procurement process and partnership with the use of e-auction system applications that minimize physical contact between the supplier/ partner because the tender and negotiations processes are computer-based that are conducted fairly and transparently.

We conduct our selection of supplier through three main stages, namely the Supplier Registration where suppliers register online through the Supply Management and Logistics Enhancement ("SMILE") application, followed by the Supplier Selection in which we conduct an assessment of the suppliers in accordance with the classification of business and several other criteria from which we short-list to determine the Eligible Bidder, which is the entitled bidder who will be involved to follow the procurement process.

Some of the benefits that have been obtained, among others, are the speed of the tender process, the determination of the would-be Participant tenders electronically according to the specified requirements, electronically selection of the winner, and other benefits associated with the improved quality of the process, reasonable prices, fairness, transparency and prevention of any interruption.

HR Competency Development

Changes in the business portfolio of Infocom to TIMES have given rise to an implication to shift the required competence. The competence and the ability of human resources is one of the important elements that must be considered to achieve good corporate governance practices.

In its implementation, knowledge management is focused on creating business value that generates sustainable competitive advantage by optimizing the process of creation (acquisition), sharing  and utilization  of knowledge needed by the company.

In order to support the knowledge management process, we have provided a Knowledge Management System, named KAMPIUN, which is a data bank (repository) as a means for every employee to improve his/ her knowledge by uploading or downloading through the system, which is expected to be a solution to the diverse work problems faced by them, which in turn encourages the growth of productivity and improvement of the quality of work.

The ultimate goal of knowledge management is the creation of a learning organization, which is a condition in which the organization will be able to move forward without being dependent on certain employees by projecting itself into a knowledge-based enterprise through transforming Learning Center as a unit of learning with conventional methods into a Corporate University ("CorpU" ) which is a vehicle for improving the competence that can support the business needs of the Company in order to form a center of excellence in international human capital in TIMES industry that can support the improvement of the business performance and the implementation of a new culture with the tagline "from competence to commerce" which has the meaning that a competent employee would be to create a business.

See Management's Discussion and Analysis section "Telkom Top Performance - Functional Overview - Human Resources" for more detailed information on the development of HR competencies.

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Management of Information and Intangible Asset Ownership

The information and all intangible assets, including the results of research, technology, and intellectual property rights acquired on assignment and/ or at the expense of the company is to be owned by the Company. We have the Regulation on the Management of Intellectual Knowledge and Intellectual Property Rights in the form of No.PD.605/ 2011. In protecting intellectual property, we expect to increase the income generated and to maintain our competitive advantage. Creativity and innovation on new products and services or existing products are the Company’s asset. We manage a database which includes creations, trademark, industrial designs, inventions, trade secrets, copyrights, trademark rights, industrial design rights, patents, and trade secret rights. Companies routinely manage various activities which then become intangible assets such as innovation through http://inovasi.telkom.co.id portal which may be accessed by all employees.

Following up on complaints from the customer and community

In conditions where the telecommunications business has reached a saturated point, the expectations of various stakeholders presents a challenge in implementing GCG. From time to time, customers and the general public have expressed their criticisms or complaints regarding industrial and telecommunication services, among others, the tariff war which contributed to the decline in ARPU and the decrease in the quality of service, complaints in invoice and billing services, the phenomenon of pulses suction and others. We use this feedback to evaluate and improve the quality of our services and immediately respond to and follow up on any complaints of the customers and the public because we commit to consistently prioritize ethical business practices and provide customer service satisfaction to our customers and other stakeholders.

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SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN CORPORATE GOVERNANCE PRACTICES AND THE NYSE’S CORPORATE GOVERNANCE STANDARDS

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.

A.      Overview of Indonesian Law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No.40/2007 on Limited Liability Companies (“Indonesian Company Law”),  Law No.8/1995 on Capital Markets (“Capital Markets Law”),  Law No.19/2003 on State-Owned Enterprises,  Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; regulation  of OJK  (“OJK Regulations”) and the rules issued by the IDX. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004 (“KEP.49”), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.

The NCG formulated the Code for Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent audit committee and nomination and remuneration committees by the Board of Commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.

B.      Composition of Independent Board of Directors and Board of Commissioners

The NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of Independent Directors and that certain committees must consist solely of Independent Directors.

Unlike companies incorporated in the US, the management of an Indonesian company consists of two organs of equal stature, the Board of Directors and the Board of Commissioners. Generally, the Board of Directors is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the Board of Commissioners has the authority and responsibility to supervise the Board of Directors and is statutorily mandated to provide advice to the Board of Directors by Indonesian Company Law.

With regard to the Board of Commissioners, the Indonesia Company Law requires a public company Board of Commissioners to have at least two members. Although the Indonesian Company Law is silent as to the composition of the Board of Commissioners,  Listing Regulation No.I-A in KEP.305/BEJ/07-2004 issued by the IDX (“IDX Regulation I-A”) states that at least 30% of the members of the Board of Commissioners of a public company (such as our Company) must be independent.

The Indonesian Company Law states that the Board of Directors has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. In addition, based on IDX Regulation I-A, the Board of Directors of the listed company must consist of at least one unaffiliated director.

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C.      Committees

NYSE listing standards require that a US listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of Independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, OJK Rule No.IX.1.5 and the IDX Regulation I-A require the Board of Commissioners of an IDX- listed company (such as our Company) to establish an Audit Committee, which must consist of at least three members, one of whom must be an Independent Commissioner and serve as chair of the Audit Committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

The NYSE Listing Standards as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an Audit Committee comprised of Independent Directors. However, such foreign private issuers may be exempted from the independence requirement if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the Board of Directors and includes non-board members as in our case, members from the Board of Commissioners; (iii) the Audit Committee members are not selected by management and no executive officers of the company is a member of the Audit Committee; (iv) the home country government or stock exchange requires the Audit Committee to be independent of the company’s management and (v) the Audit Committee is responsible for appointment, retention and oversight the work of the external auditor.

Not all members of our Audit Committee are Independent Directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption pursuant to Rule 10A-3(c)(3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of the Audit Committee to act independently.

D.      Disclosure Regarding Corporate Governance

The NYSE listing standards require US companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a US company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to OJK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

E.       Code of Business Conduct and Ethics

NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its Directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

TELKOM COMMITMENT TO SOCIAL RESPONSIBILITY

Companies with legal status of Limited Liability company, according to the rules, are required to implement Corporate Social Responsibility. As a corporate citizen , we can not be separated from that obligation. And to implement these obligations we have formulate a policy and operational guidelines, namely the Board of Directors regulation No.PD.701.00 / 2014 on the Management of Telkom Corporate Social Responsibility (CSR Telkom).

According to the Board of Directors Regulations, Telkom CSR program consists of a Partnership Program (PK), Community Development (BL) and CSR Public Relations (PR CSR), or activities beside partnerships and community development programs. Telkom CSR are based on GCG and GCC (Good Corporate Citizenship) and have principle of what is generally known as TARIF, standing for Transparency, Accountability, responsibility, independence, and Fairness. In addition, we also have principle on the ISO 26000 principles, namely accountability, transparency, ethical behavior, respect for the interests of shareholders, legal compliance, salute to the norms of international behavior and enforcement of human rights.

One of our commitments to implementing CSR is participating in developing the quality of community life sustainably. Therefore, we consider it necessary to create a good and harmonious relationship with the community.

Our efforts to continuously meet our CSR commitments prove to have acknowledge from various parties. One of acnowledgement from independent parties is the Grand Platinum award in the event of Indonesian Corporate Social Responsibility Award (ICA) in 2014. This award is not only a proof of acnowledge from independent parties but it is also evidence that our CSR performance achievement accordance with CSR based on ISO 26000.

VISION AND MISSION

In CSR we have developed a vision, which is to be the leader in implementing CSR programs in Asia. To achieve this vision, we have developed several strategic concepts as follows:

•         Cause promotion. Increasing public awareness and concern to donate time, money or material for a particular social purpose.

•         Cause related marketing. Inviting the public to use Telkom products, and eventually the company’s profits will be donated to help overcome or prevent a particular social problems.

•         Corporate social marketing. Changing the people's behavior in certain issues, such as health, safety and the environment.

•         Corporate philanthropy. Contributing / donating directly to the needy.

•         Community volunteering. Encouraging and supporting employees to contribute their time and energy to engage in CSR activities, and

•         Socially responsible business practice. Accepting and abiding the social norms in doing business.

TELKOM CSR PURPOSE

The purpose of Telkom CSR is to support the Company's business continuity by implementing sustainable development in the economic, social, and environmental involving Telkom Group employees and society on the base of three main pillars (triple bottom lines), namely the planet, the people and the profit.

Planet. Companies take into account and preserve the nature and the environment in each activity of operating company.

People. The company creates reliable human resources in empowering the community through community development,

Profit. The company is not only pursuing profit, but is expected to also empower the local community economies.

Overall, the three main pillars of our CSR is then realized in various program activities in seven areas, namely: (i) the partnership, (ii) public service, (iii) education, (iv) health, (v) culture and civilization, (vi ) environmental conservation, and (vii) natural disaster relief/humanitarian.

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STRATEGY TELKOM CSR

We align our CSR strategies with our vision and mission as well as business portfolio. In conducting CSR we take the theme of "Telkom Indonesia for Indonesian", in which we seek to achieve an "Enlightening Society", namely people who obtains welfare through acting based on three main pillars of CSR. And to achieve enlightening the society we developed the following three things, namely:

Digital Environment

We realize the concern for the environment by providing and managing telecommunications infrastructure and various Information and Communication Technology ("ICT") facilities to support and connect all the activities of society, including in the context of environmental conservation in the area concerned or emergency care during natural disasters.

Digital Society

We also empower the community in accordance with the current global trends in line with the progress in the ICT field, i.e. by educating on optimal use of ICT to facilitate the activities in the daily life.

Digital Economy

We actively synergize with other parties to provide ICT facilities in various public services, and to support micro, small and medium enterprises, especially in the creative industries sector, which is associated with the optimization of the ICT use.

LEGAL BASIS AND POLICY OF TELKOM CSR

In Indonesia, the Corporate Social Responsibility implementation is regulated by Government Regulation  (PP) No.47/2012 on Social and Environmental Responsibility Company Limited, which is the implementing regulation of the provision of Article 74 of Law No.40/2007 on Limited Liability Company. Thus, PP 47/2012 is the legal basis for us in the development and implementation of CSR programs, both inside and outside of the Company.

Besides being a State Owned Enterprises (SOE), we are also obliged to implement the Partnership and Community Development Programs, as set out in the Regulation of the Minister of SOEs No.Per-05/MBU/2007 dated April 27, 2007 on the Partnership Program between SOEs and Small Business and Community Development Program, as amended last time by the Regulation of Minister of SOEs No.Per-08 / MBU / 2013 dated September 10, 2013. We interpret these rules in the Policy of Board of Directors on the management of partnerships and community development programs (CSR) through Regulation of the Board of Directors No.KD.21/2014 dated October 14, 2014.

SCOPE OF TELKOM CSR

Telkom CSR activities are prioritized in three scopes, namely social, environmental, and economic.

a.        The scope of activities in the field of social

•         Improving the quality of public education and providing educational facilities.

•         Preserving and fostering religion, culture, art, and sports.

•         Supporting the preservation of national culture and civilization.

•         Supporting the improvement of public health degree.

b.        The Scope of Activities in the Field of Environment

•         Active in the humanitarian assistance and natural disaster programs.

•         Active in environmental conservation activities.

c.        The Scope of Activities in the field of Economy

•         Empowering Communities; increasing their skills, knowledge, attitude  that brings impacts on the Company’s Business.

•         Providing value added for stakeholders (customers, suppliers, shareholders, government, employees and family, community or society) that aligned with the Company’s programs.

•         Active in providing facilities and infrastructure of information and communication (ICT) for general public; providing facilities and infrastructures for easy access to Information and Communication.

•         Active in improving the ability of SMEs to become strong and independent.

•         Active in supporting the development of digital creative industries.

The scope of activities of Telkom CSR programs is not limited to the activities referred to in the letters, a, b, and c but can also be used for other activities that support the Company’s business by remaining referring to the laws and regulations in force.

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ORGANIZING GOVERNANCE

Telkom CSR governance is classified into two categories, namely Partnership program, Community Development and CSR PR. CSR PR strategies and policies are under the authority of the Sub Department of Corporate Communications . While strategy and policy of Community Development programs are under the authority of unit of Community Development Center (“CDC”). Sub Department of Corporate Communication  along with CDC unit at beginning of each year can coordinate to prepare Telkom CSR program, in order to create a synergy between Telkom CSR and a business unit or subsidiary.

Furthermore, we organize the implementation of policy and operational functions Telkom CSR as follows:

Determination of Telkom CSR policy is the responsibility of incumbent Telkom President Director, while execution of the police is undertaken by the CDC Unit and the Sub Department of Corporate Communication.

In implementing the Telkom CSR, the CDC Unit and sub Department of Corporate Communication can be coordinated with the Unit of Work and related subsidiaries.

As the implementers of Telkom CSR policy, Sub Department of Corporate Communication and CDC Unit have their own duties and power. Duties and authority of Sub Department of Corporate Communication and the CDC Unit in the Management of CSR are as follows:

Duties and authority of Sub Department of Corporate Communication

•         Formulating and proposing Telkom CSR’s grand strategy policies, Annual Themes and evaluation of work program.

•         Communicated entire Telkom CSR programs, both the Partnership, Community Development, and CSR PR.

•         Aligning CSR Telkom program with Corporate Image Campaign, sponsorship activities, and Community Development.

•         Controlling and evaluating the implementation of Telkom CSR program conducted by the Unit of Work.

•         Reporting the results of controlling and evaluating of the Telkom CSR program implementation to the President Director.

•         Receiving report from Working Unit, Subsidiary, and or those who execute Telkom CSR program.

•         Reporting control and evaluation the  implementation of telkom CSR Program to President Director.

•         Receiving  report from work unit of the Working Unit, Subsidiary, and or the executor of, Telkom CSR Program

Duties and Authorities of CDC Unit

•         Designing Partnership and Community Development Program referring to Government Regulation, grand strategy and annual theme set by the President Director.

•         Managing activities related to the environment and social empowerment of the community conducted by the Company.

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TELKOM CSR BUDGET ALLOCATION

According to the Board of Directors Regulations No.PD.701.00 / 2014 dated October 14, 2014, the funding for Telkom CSR comes from two categories, namely:

•         Funding for the Partnership and Community Development Program is budgeted from the Company’s operating expenses or other sources listed as PK and B budget sources in line with the laws and regulations.

•         Funding for CSR PR derives from the company’s operating expenses written down as CSR budget.

Budget for PK and BL is wholy used for all PK and BL activities and, is managed and under the responsibility of the CDC Unit as required by the existing regulations. While CSR PR budget is entirely used for program activities of CSR PR, and Telkom CSR’s communications programs (PK, BL and CSR PR) are under the responsibility of the CCA Department.

Budget Allocation	Source of Fund (Rp billion)
	2014	2013	2012
Partnership Program
Loan for Partnership	396.42	118.19	343.87
Fostering	15.30	6.25	9.99
Community Development	82.80	55.76	94.31
Telkom CSR (PR)	23.31	38.24	32.7

In line with our vision and mission to become a TIMES major player regionally and globally, we recognize the importance of promoting the ICT use for the advancement and improvement of people's welfare. These commitments underlie CSR policies and programs that we perform. Utilization of our competence can bring Indonesia towards better direction. Our products and services should be able to push the lofty ideals of the nation in educating our nation life. As a corporation serving millions of customers, with the services touching throughout Indonesia, we participate actively in corporate social responsibility program.

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CSR AWARDS 2014

In 2014, we had conducted a number of appreciation-winning CSR activities, which provided us with awards for nine areas and programs of the Corporate Forum for Community Development in the Indonesian CSR Award 2014. The details of the award are shown in the following table.

No	Field/Program Category	Program Title/Level	Unit/Name	Position	Award
1	Human Rights	Freedom of Association and Gathering	Human Capital Center	SGM HC Center	Platinum
2	Environmental Conservation	Telkom Go Green Action: Mitigating carbon dioxide emissions & Stimulating environtmentally friendly business activities	Risk & Process Management	VP Risk & Process Management	Gold
3	Consumer Protection	Customer Satisfaction Based Global Customer Satisfaction Standard (GCSS)	Enterprise Service Sub-Directorate	VP Enterprise Service	Platinum
4	Education and Culture	Broadband Learning Center (BLC) Telkom Go Go ONLINE	Kandatel Klaten/ CDSA Solo	Kakandatel Klaten/SGM Solo	Platinum
5	Job Creation and Skills Improvement Program	Empowerment of Telkom Partnership Program with Small and Medium Enterprises through "Raising Catfish Boyolali"	CDSA Solo	SGM CDC	Gold
6	Income and Wealth Improvement Program	Telkom Partnership Improvement Program In Increasing Sustainable Community Income "Batik Ozzy" Typical Pekalongan	CDSA Pekalongan	SGM CDC	Platinum
7	Development and Access Program to Technology i	Digital School Telkom Indonesia through the provision of low-cost Internet access to the school community	Trading & Business Service (TBS)	GM Trading & Business Service (TBS)	Platinum
8	Health Program	Infokes Telkom Through "ePuskesmas" in Information Technology solutions provider Online and Integrated Health in Indonesia	Operation Acceleration	Off 1 MVP Management	Platinum
9	Social Investment Program (Infrastructure)	Indigo (Indonesian Digital Community) – BDV	Innovation & Design Center	SGM Innovation & Design Center	Platinum

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ACHIEVEMENT OF PERFORMANCE BASED ISO 26000 CSR

Our continuous effort to fulfill our commitment to conducting CSR has gained recognition from various parties. This shows that our CSR performance has run in line with the concepts and strategies that we have set. Among the recognitions from independent parties of our CSR performance is a Grand Platinum award in the event of Indonesian Corporate Social Responsibility Award ("ICA") in 2014. This award is not only a proof of recognition from the outside but it is also evidence of the achievement of our performance in line with the foundation of ISO 26000-driven CSR.

Telkom Wins Grand Award Platinum in Indonesia CSR Award

Corporate Forum for Community Development (CFCD) for the fourth time has held its Three-Year Event Awards (Triennial Awards) with the title "Indonesian CSR Award 2014 (ICA 2014)". This event was about Corporate Social Responsibility (CSR) based on ISO 26000 Social Responsibility in cooperation the National Standardization Agency (BSN) and supported by the Coordinating Ministry for People's Welfare and other Ministries on Friday (28/11) at Balai Kartini.

The Indonesian CSR Awards 2014 was opened by the Vice President of the Republic of Indonesia, represented by the Minister of Social Affairs of the Republic of Indonesia Dra. Khofifah Indar Parawansa. Seven Platinum awards and two Gold awards were achieved by PT Telkom Indonesia, Tbk. for Telematics company category.

This award was given directly by the Deputy VII Poverty Eradication Wahnarno. He said the awards have put PT Telkom as the company that won the largest number platinum awards so that PT Telkom was confirmed to get the Grand Platinum Award, which was received by Indra Utoyo as Acting CEO of PT Telkom.

PT Telkom received nine awards for its participations in several Sectors or Programs, namely "Freedom of Association and Gathering" (human rights category), "Telkom GO GREEN ACTION: Mitigating carbon dioxide emissions and stimulating activities in Environmentally Friendly Business" (Environment category), "Telkom customer Satisfaction-Based on Global Customer Satisfacftion Standard (GCSS) in the form of CSI and CLI Measurement" (Consumer category). Telkom has also won six program in the category of Community Involvement and Development (CID), namely "Broadband Learning Center (BLC) Telkom towards Klaten GO ONLINE", "Telkom partnership program of empowerment of Small and Medium Enterprises through 'catfish Aquaculture Boyolali'", "Telkom partnership Program in Sustainable Community Income Generation 'Batik OZZY' Typical Pekalongan", "Digital school Telkom Indonesia through the provision of low-cost Internet access to the school community", "INFOKES Telkom through ePuskesmas in Information Technology solutions provider Online and Integrated Health in Indonesia", "INDIGO (Indonesian Digital Community)".

On the occasion, Innovation & Design Center (IDEC) contributed two Platinum awards in the category of Community Involvement and Development (CID) namely program INFOKES Telkom through ePuskesmas and INDIGO. (Source: www.telkomsolution.com).

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CSR ACTIVITIES AND PROGRAMS

We implement our CSR program by relying on our corporate responsibility in four areas, namely: (1) social responsibility towards the environment; (2) responsibility for employment, work safety, and health; (3) social responsibility towards social development; and (4) responsibility toward customers.

TELKOM RESPONSIBILITY TOWARD THE ENVIRONMENT

We are aware of the importance of maintaining environmental sustainability. Therefore, we constantly strive to minimize the negative impact on the environment caused by our operational activities and the activities of the community and society at large. We also actively support national programs related to environmental conservation.

POLICY

Our commitment to taking responsibilities on environment is outlined in Circular No.ED.130 / PS000 / HR-20/2008 concerning efficiency measures in the framework of savings in PT Telekomunikasi Indonesia Tbk, which is implemented through a variety of programs, both in internal environment and in the society. Environmental impacts arising from the company's operations must be reduced as low as possible and we are responsible for this effect.

TYPE OF PROGRAM

We try to conduct a variety of programs related to environmental preservation, which are summarized in Telkom Go Green Action program. This includes efforts to minimize carbon emissions, improve energy efficiency of office buildings, optimize energy efficiency of BTS, increase use of renewable energy, encourage the concept of a paperless office, implement waste management and, water management and recycling, encourage cycling to work, and increase observance of earth hour.

Carbon Emissions Mitigation Efforts

We have not specifically performed the calculation of carbon footprint from our operations. However, since 2009 we have conducted a series of consistent and targeted initiatives to reduce electrical energy consumption in our operations. Thus, we have contributed to mitigate carbon dioxide (CO2) emissions, considering the electricity is generated by power plants using conventional fossil fuels (coal and oil), which is a source of carbon emissions into the atmosphere.

In practice, these efforts are realized through the implementation of the strategy of using high efficiency equipment and new technologies that are more environmentally friendly, among others:

•         Using AC inverter technology, retrofit system  fluid and thermodynamic air-conditioning system with Articmaster, and replacing the use of Freon in AC with a hydrocarbon refrigerant.

•         Replacing fluorescent lights with LED lights with high levels of electrical efficiency of up to 90%.

•         Installing capacitor bank at our STOs to reduce energy waste due to reactive power.

•         Changing the switching  device from the TDM switch to a soft-switch  device that consume less electricity, less dissipate heat, and occupies less physical space.

•         Replacing the rectifier device of the linear-mode  type to the switch-mode  type that requires less energy and higher conversion efficiency level.

•         Constructing and operating green data center that puts ahead zero depletion refrigrant (no-CFC), zero depletion FAP (N2 100% natural gas), environmental friendly material (unleaded), and energy efficient LED lamp and cooling system management.

In addition to supporting efforts to mitigate carbon emissions, various initiatives to conserve electrical energy consumption has also impacts on the operating cost and maintenance expenses savings, and reduce down time due to failure of the air conditioning system

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Office Building Energy Efficiency

We have made energy systems in our office buildings become more efficient. Various strategic steps that we have implemented include:

•         Using capacitor banks to improve power factor, to comply with PLN stipulation about the KVAR limitations, and reduce wasteful use of electricity due to the magnitude of the pseudo power of load capacity. In 2014, we have carried out a series of try outs in collaboration with PT Excelindo Chandra Mulia (brand holder of Top Saver 2000), and have implemented the use of top-saver on non-inverter device to suppress the loss of the use of electric current, and this will continue in the years to come.

•         Installing a 6 mm reflective glass reduce heat input, so that the use of air conditioning will be more economical and efficient. A series of tests have been carried out in collaboration with PT Sadean Energi Indonesia as the brand  holder of Reflecto Coating for Building regarding the use of coatings, namely coatings outer glass wall/window of the building, which serves to pass on the light, but no/very little heat.

•         Replacing conventional lighting with LED lighting that can save energy and environmentally friendly, because it no longer uses mercury.

•         Replacing retrofit AC chiller with modern technology and energy saving based on building automation system (BAS), so the operator find it efficient operationally and also using environmentally friendly refrigerants. Implementation of this program commenced in mid-2013.

•         Applying strictly and precisely, without disturbing the comfort and safety of building occupants, the schedule of lighting and tools operation in order to reduce wastage of electricity consumption.

•         Providing all building occupants with continuity and sustainable socialization on energy savings, including the placement of warning signs and stickers in various strategic locations to remind employees to save electricity and water.

•         Utilizing scheme zoning of lighting to improve the utilization of energy efficient, namely by differentiating the lighting areas in needs, so as to save energy.

•         Installing timer  on the lighting outside the building.

BTS Energy Efficiency

Significant energy savings also derives from the use of outdoor BTS at all locations of Telkom Flexi and Telkomsel BTS. Outdoor BTSs are than indoor BTSs, which do not require housing and cooling.

Use of Renewable Energy

Significant carbon emission mitigation has been done through changing patterns of energy consumption of non-renewable energy to renewable energy, among others, the use of solar, water and wind energies. Alhough in small scale, we have started implementing the concept of "carbon free" for some operating activities. By using solar cells as energy for BTS, we can reduce carbon emissions by 961.39 tons of CO2 annually. Telkomsel became a pioneer in the use of renewable energy from solar energy, microhidro, and low power consumption for BTS. Telkom has operated thousands environmentally friendly BTSs.

Renewable energy is also implemented for locations in remote islands and other urban areas, which are still using generator power source 7x24 hours, among others through the use of a hybrid  power plant that combines solar cells and wind power. The use of renewable energy in the form of a hybrid  power plant is expected to save electricity usage charges, maintenance expenses and burden of fuel consumption up to 98%, while 2% of fuel is still required for generator maintaining purpose.

Paperless Office Concept

Other effort in mitigating carbon emission is by applying the concept of the paperless office. We have applied this concept through applying online  memos since 1998 in some units and now have been implemented nationally. Since the implementation of this concept, management has a policy of cutting budget of paper purchasing significantly. With the use of paper as a minimum as possible, we have reduced the amount of paper waste.

Currently, all of our working units have used the applications of online memos for delivering our internal memos. During 2014, the number of letter memos made by the whole unit through online  application is 294.563 memos. Assuming that an average of memos composed of 2 (two) pages and addressed to three (3) receivers and then each memo is forwarded to 3 (three) people, then by using online memos we have saved as many paper as 10.604  reams or equivalent to Rp424.170.720 (based on the average price of a paper in 2014).

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We have also educated our employees and customers to apply this concept, among others, in the case of the issuance of electronic invoice, bill payments centrally through teller, Automated Teller Machine ("ATM"), phone banking, internet banking, mobile banking, and  auto debit.

Garbage and Hazardous/Toxic Waste Management

Garbage management is carried out jointly with the local Health Department. Routine surveillance is applied in order to reduce the amount of scattered garbages. We also conduct waste management and disposal responsibly in all of our operational offices.

Management and Use of Recycled Water

Water is vital for human life and plays an important role in the preservation of the ecosystem. In this regard, we have a strong commitment to be responsible for the management and use of water.

Our water consumption is relatively low. We use water, which is supplied by the Regional Water Company (PDAM), for building operations and drinking purposes of majority of our employees. We have carried out a strategic step in the management of water by installing biopori and reservoir around the office building to collect rain water and recycle the water and the simple way by using a charcoal filtration. We use the recycled water for washing operational vehicles and watering plants in the office yard.

Bike to Work

In order to live a healthy life and simultaneously mitigate carbon emissions, we urge our employees to cycle to work every Friday. This appeal was issued in 2009 and its implementation responded well by most of the employees until 2014. We expect this will become a habit that is part of a national movement "Bike to Work" and entrenched among employees.

Earth Hour

Regularly every year we participate in the "Earth Hour" which is promoted by WWF that aims to preserve the environment by reducing consumption of electricity energy. This activity is carried out by a power outage during one hour on Saturday, the fourth week of March each year at 20:30 to 21:30.

Jakarta River Fest

Telkom participate in the event of Jakarta River Fest in river clean action in Jakarta with a total contribution of Rp50 million.

CERTIFICATION IN ENVIRONMENT

By carrying out the mission to be the provider of high-quality TIMES services at competitive prices as well as becoming a model of the best corporate management, we must also consider the environmental control, and good work safety and health. To meet government regulations in terms of applying SMK3, in 2013 Telkom and its property subsidiary have obtained certification of SMK3.

TELKOM RESPONSIBILITY TOWARD LABOR, WORK HEALTH AND SAFETY EMPLOYMENT

LABOR

POLICY

Policy in human resource management is aimed at achieving the vision, mission and goals of the company (sustainable competitive growth) as well as human resource management objectives. The objective of HR management is forming great leaders and great people with employee productivity being above the standard of productivity in the telecommunications industry and the high level of engagement in running our business portfolio, which is increasingly focused on TIMES. We also seek to improve the synergy and efficiency among companies in the Telkom Group by continuously emphasizing on the application of previously-set corporate values.

The Law No.13 of 2003 on Employment and Joint Labor Agreement (PKB) between management and employees union becomes a reference throughout the employment policies to ensure compliance with applicable legislation and minimize the occurrence of violations of human rights in the employment relationship.

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TYPE OF PROGRAM

Management of Industrial Relations

Referring to the Presidential Decree No.83 of 1998 on the Ratification of ILO Convention No.87 of 1948 concerning Freedom of Association and Protection of the Rights to form Organization, some employees of Telkom have established "Telkom Employees Union" or "Sekar". Until December 31, 2013, Sekar has had 16.283 members or 91.1% of the total employees working with Telkom and employed by the JVC. To avoid potential conflicts that occur in the next PKB negotiation, management have improved the LKS Bipartite role held once a month.

HR Recruitment

Our HR Recruitment is conducted internally and externally. Internal recruitment is done by optimizing the existing employees  through synergy in the Telkom Group ranks in order to achieve efficiency in employee turnover costs and obtained the best candidates as needed and at the same time facilitating career development for existing employees. External recruitment is focused on hiring professionals to fill positions in which  existing employees lack competence, as well as recruiting fresh graduates to fill positions left by employees due to retirement, improve the employee composition in terms of education, age and streams (corporate functions).

HR Recruitment	2014	2013	2012	2011	2010
Number (person)	224	206	30	53	127

Competence Development

HR competency development is conducted through training and education, which is a change of competence and competence development in nature, both directly and indirectly related to the Company’s business strategy and operations. In addition, we have also organized various training programs and competency enhancement for our employees, which are currently managed through the establishment of CorpU. One of Telkom CorpU programs is the international certification and GTP which provide the company’s best talent with an opportunity to have global exposure and global experience by sending them to various countries. Here is the amount of training conducted in the last five years. In 2014, Telkom CorpU has graduated 539 person for international certification and 2,468 person for the National Certification. To develop the competence of employees, SUSPIM Program dan Predeparture Program, GTP program preparation, has been implemented through 19 and 11 batches. Telkomsel 2.0 Program, as Telkom main program, has graduated 539 agents in 22 batches. TICC program has graduated 411 people in 16 batches. Meanwhile regular training programs have been conducted in 1,123 program with 23,750 participants.

Competence development	2014	2013	2012	2011	2010
Total Training	1.191	1.261	774	650	826

Employee Remuneration

We provide our employees with competitive remuneration packages consisting of a monthly salary, various allowances and facilities such as housing, health and pension according to the existing law and are routinely evaluated the employee’s salaries in order to keep pace with the movement of the market. The amount of remuneration that we spend in the last five years is as follows:

Remuneration of Employees	2014	2013	2012	2011	2010
Amount Paid (Rp billion)	9,616	9,733	9,786	8,555	7,516

Health Services

We cover health services managed by Yakes for employees and his/her nuclear families’ dependents. This health services is expected to have an impact on improving the productivity of the company. To determine the health of employees, each year we organize medical check-up, which results in health statuses (stakes). In addition we have also issued a policy paradigm of healthy living. Health insurance is also provided to all employees who have retired, including their dependent relatives. There are two types of funding, namely:  employees who are appointed as an employee prior to November 1, 1995 and have a service life of more than 20 years are eligible to enjoy health care services managed by Yakes Telkom; and for all other permanent employees, they obtain health services in the form of insurance benefits. While employees of subsidiaries are given health benefits through a health insurance program sponsored by the government, known as BPJS Kesehatan dan BPJS Ketenagakerjaan.

Total expenses we spend on health insurance program for employees in the last five years can be seen in the following table.

Employee Health Care Expenses	2014	2013	2012	2011	2010
Amount (Rp billion)	153	162	150	121	136

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Pension Plan

We had two pension schemes, namely the Defined Benefit Pension Plan ("PPMP"), which are intended for permanent employees hired before July 1, 2002 and Defined Contribution Pension Plan ("PPIP") that apply to other employees. Here is the amount of expenditure for pension programs in the past five years:

Pension Plan	2014	2013	2012	2011	2010
PPMP (Rp billion)	Nil	182	180	187	485
PPIP (Rp billion)	6	6	5	5	4

Employee Appreciation

Routinely, we give appreciation to employees and units with certain accomplishments in supporting the achievement of the company's business. The award is to motivate employees to contribute more in the coming period.

The following table contains best-performing employees who receive appreciation in 2014.

Type of Reward	Number of Employees	Description
Religious (Umroh, Ziarah, Tirtayatra)	64 employees	Individual reward
The Healthiest Family	2 employees	Individual reward
Best Staff	12 employees	Individual reward
Kampiun Award	6 employees	Individual reward
Best Innovator	44 employees	Group
Special Innovation	5 employees	Individual reward
Digital E-Learning	5 employees	Individual reward
Best Witel	4 Witel	Reward Unit
Best Rose	18 Witel dan Datel	Reward Unit
Prime-Character Fostering	6 Witel	Reward Unit
Satyalancana Presiden RI	9 employees	External Reward

Employees Turnover

The level of employees Turnover represents the number of employees who left the company for various reasons, among others, voluntary resignation,  appointment as officials within the company, its subsidiaries or the government, death, normal retirement and early retirement, which is a program that is offered openly and voluntarily for employees that meet certain criteria.

	2014	2013	2012	2011	2010
Number of Telkom Employees	17,279	17,881	19,185	19,780	21,138
Number of Employees Turnover	20	14	22	12	10
On Their Request	17	14	10	12	10
Becoming staff of political party	-	-	-	-	-
Becoming SOE’s Director/Government Officer	-	-	12	-	-
Violating Discipline	1	-	-	-	-
Marrying to Telkom Employees	2	-	-	-	-
Percentage	0.12%	0.08%	0.11%	0.06%	0.05%

Gender Equality and Employment

We do not have internal policies regarding labor that distinguishes its application by gender. All regulations are applied consistently and equally to all employees regardless of gender. Similarly, the employment opportunities offered applies to all employees, where the existing positions do not specify qualifications that differentiate by gender. Position requirements) only requires education and competencies (soft skills and hard skills). Rights (compensation, benefits, career development opportunities and competence, working time, working facilities) and all obligations apply to all employees regardless of gender.

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WORK HEALTH AND SAFETY (K3)

POLICY

Since 2009, the K3 management is focused on achieving a zero accident rate. This program is organized on the base of the labor laws and rules of K3 by local Department of Labor and evaluated and assessed each year. Our commitment to realize the security and safety in the work environment is manifested in the company's policy set out in the Directors' Decision on the Establishment of Enterprise Security Management Policy and Safety Governance No.KD.37 / 2010 dated October 26, 2010.

TYPE OF PROGRAM

Various activities carried out related to the K3 program for 2013-2014 include:

Training on Work Safety:

•         Fire Disaster Emergency Response Simulation in Witel North Jakarta, Bogor, Palembang, Medan, GMP Building Gatot Subroto, Jakarta.

•         Seminar Jointly held with Jaring K3 Telco

•         Training in Basic Life Support (BLS)

•         Training in K3 Electrical Expert

•         Training K3 Type C Fire Expert

•         First Aid Training (P3K)

•         Training and Simulation of Flood Evacuation Telkom Group Jabodetabek in Sunter, North Jakarta in cooperation with the Marines.

•         Socialization of Occupational Safety and Health Management System (SMK3)

Zero Accident Programs

Zero accident programs are organized on the base of labor laws and rules of K3 local Department of Labor and evaluated and assessed each year. Our commitment to realize the security and safety in the work environment is manifested in the company's policy set out in the Directors' Decision on Establishment of Security and Safety Management Company.

Location	Safe Working Hour
	2014	2013	2012
Telkom Area Bekasi	3,148,888	1,638,569	1,639,416
Telkom Area Bogor	2,181,146	2,143,736	3,617,629
Telkom Area Jakarta Barat	2,458,200	2,503,164	1,940,008
Telkom Area Jakarta Selatan	1,704,260	1,592,892	3,650,688
Telkom Area Jakarta Timur	1,738,720	4,077,024	3,650,688
Telkom Area Jakarta Utara	2,207,095	2,269,530	2,087,478
Telkom Area Tangerang	2,683,906	3,834,832	3,763,452
Telkom Regional Sumatera	8,884,232	2,012,569	9,939,368
Telkom Regional Jawa Barat	5,160,189	2,094,151	3,624,569
Telkom Regional Jawa Tengah	1,589,177	2,044,573	7,759,884
Telkom Regional Jawa Timur	9,152,000	2,041,061	6,365,912
Telkom Regional Kalimantan	4,471,856	5,092,684	4,745,153
Telkom Regional KTI	8,186,134	8,671,826	10,273,934
Telkom GMP Bandung	3,740,736	2,025,063	4,050,202
Telkom GMP Jakarta	3,679,508	3,404,798	3,566,679
Telkom Area Jakarta Pusat	3,809,288	4,086,952	2,502,112

Online SMK3 Application and Safety Care

The development of online  SMK3 application, which according to Government Regulation 50 of 2012 can be accessed by all employees, contains SMK3 measurement criteria. This application can be used for online monitoring, evaluating, and analyzing so as to simplify and expedite the process of implementing and updating information nationally.

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Online safety care applications is a means to raise employee awareness on K3 aspects related to their work place, for example, to inform working conditions with potential risk for K3 continuity so that solution can be immediately found. The solution is the performance in the number of findings and close  mitigation.

SAS portal application is aimed at publishing activities of K3 that can be accessed nationally by contributors, consisting of the person in charge in SAS nationally.

Awards Received in the field of K3 (Zero accident)

•         Awards in the field K3 (Zero Accident) from the Ministry of Labor and Transmigration since January 1, 2009 through December 31, 2013 for 13 of our office locations.

•         Awards in the field K3 (Zero Accident) from Banten Governor since 1 January 2009 through December 31, 2013 for Telkom Tangerang area.

•         Award from Manpower Directorate General of Labor Inspection on K3 management system audit results, which is recommended for Telkom to get a "Level Assessment Satisfactory" for the Advanced category.

Internal and External Audit SMK3

To ensure that the company has set goals, objectives and programs K3 to fulfill the K3 policy that has been set, the SMK3 Internal Audit has been done internally one in a year. This internal audit have been conducted on the entire area of the West Jakarta, South Jakarta, Central Jakarta, East Jakarta, North Jakarta, Bekasi, Bogor, Tangerang and regionally through sampling in West Java / Lembang, East Java / Malang, Central Java / Semarang, Sumatra / Medan, KTI / Bali.

To ensure that the criteria in SMK3 have been implemented in the field and gained recognition from relevant external agencies, then the external audit SMK3 has been conducted in five locations, namely Witel Southern East Java (Malang), North Sumatra (Medan), South Sumatra (Palembang), North Jakarta and Bogor.

Extracurricular Activities Grant

We provide grant of Rp5 billion to support extracurricular activities related to sport, art, freedom of association and assembly.

FINANCIAL IMPACT OF ACTIVITIES

In the last three years, the costs we spent on activities related to K3 were as follows:

	2014	2013	2012
Cost of K3 Activities (Rp billion)	8	2	0.9

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TELKOM RESPONSIBILITY FOR SOCIAL AND COMMUNITY DEVELOPMENT

As one of the largest state-owned enterprises in Indonesia, we have two big responsibilities. The first is to increase profits in order to improve the welfare of the State. The second is carrying out the responsibility of social and community development. We embody our role and social responsibility through the Partnership Program and Community Development Program, known as PKBL. The program is set forth in the Regulation of the Minister of State Enterprises No.PER-05/MBU/2007, which is updated by PER-08/MBU/2013 regarding the Fourth Amendment of the SOE Partnership Program with Small Business and Community Development Program.

Our spirit in implementing PKBL is a form of commitment to conduct corporate social responsibility to the community. We have conducted PKBL since 2001, and the number of funds spent for this program had increased every year. Many of our fostered partners have become independent and resilient. This can be evidenced by the rapid growth of their businesses. Currently the fostered partners have done a lot of marketing activities not only in the domestic, but also overseas markets.

The success of PKBL in managing fostered partners is also seen from a variety of awards that the Company has earned. The awards have shown that the seriousness and the existence of our PKBL have been widely recognized. By utilizing the entire sectors, PKBL has attracted many excellent and successful partners so as to provide maximum results and make people become more creative in meeting their needs. More than that, they are also able to produce products or services that benefit the wider community.

POLICY

Referring to the decision of the Directors No.KD.21/PR000/COP-B0030000/2010, we implement the Partnership Program and Community Development Program and various CSR initiatives related to the development of social life (community development). The objective of these programs is the communities’ economic activities, either directly or indirectly related to our core business, with the aim of building harmonious relationship with the community and at the same time making a real contribution to a prosperous society.

TYPE OF PROGRAM

Telkom’s Social and community development programs consist of the Partnership and Community Development Program.

Partnership program

Partnership Program is a program to empower and improve the community economy, through the provision of partnership loans for working capital and investment. In addition, through the Partnership Program, the Company also provides development grant in the form of training activities with a hope of improving the ability of the partners in various aspects, promotional activities and exhibitions to introduce the partners’ products in order to be more known by general public, as well as apprenticeship activities to provide our partners with opportunities to exchange information and experiences with other partners who have similar business.

Partnership Program aims to improve the competence of micro and small enterprises (MSEs) so that they can be strong and independent businesses. Through this program, each of established SME is expected to absorb labor from the local community, so that the labors can earn incomes. Thus the surrounding community who can not work in the company is remain get the benefit from the presence of the Company.

Community Development Program

Community Development Program is a grant empowerment program of social conditions in the area around the company's operations. The company's commitment to fulfill the social aspects related to the implementation of social responsibility is involved in efforts to improve the welfare of society, especially who live around the offices of the Company. It is manifested in the form of implementation of Corporate Community Development Program, namely program to empower social conditions and to improve quality of life.

Telkom has implemented Community Development Program since 2003. This program is intended to provide assistance to communities around the operation areas of the Company. The scope of the Community Development Program includes the provision of assistances to victims of natural disasters, education and training, public health, public infrastructures, religious facilities, nature conservation and poverty reduction. Activities that we do during those periods cover activities which can be categorized in initiative program and responsive program in the form of provision of incidental grant to meet immediate need and emergency response.

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Community Development assistance has contributed greatly to the improvement of people's lives as well as advances in the field of education. In addition, the Community Development program has also shown its presence in the areas of health, religious, public infrastructure and environmental conservation, disaster relief and poverty reduction.

Currently Telkom has allocated 50% of the Community Development budget to support activities related to ICT, which includes training assistance programs and bolster internet facilities for schools, particularly in disadvantaged and remote areas.

REALIZATION OF PARTNERSHIP PROGRAM

Telkom partnership program realization in the form of partnership loans that have been disbursed until 2014 was Rp2.4 billion, which was given to 105 thousand of fostered partners. The partnership loan disbursement activities have been running since 2001. The mechanism of distribution is based on evaluation of the requirements and installments which fit to their business ability.

The number of Telkom’s fostered partners until the end of 2014 was amounted to 12,163 enterprises of various business sectors, including: manufacture, trade, agriculture, animal husbandry, agriculture, fisheries, services, and others. Total of funds which has been distributed in 2014 was amounted to Rp396,42 billion. The number of fostered partners and distributed funds has increased from year to year, as outlined in the table below:

Number of Fostered Partners and Fund Distribution by Business Sector in 2014

No.	Business Sector	Number of Fostered Partner			Total Distribution (Rp Billion)
		2014	2013	2012	2014	2013	2012
1	Manufacture	2,183	694	1,602	70.50	20.99	52.56
2	Trade	6,675	2,140	4,972	206.22	62.85	148.85
3	Agriculture	222	96	171	6.72	2.43	58.41
4	Livestock	428	153	366	14.83	4.90	12.11
5	Plantation	203	81	212	6.36	2.05	4.97
6	Fishery	296	112	295	9.75	3.48	8.61
7	Services	2,116	688	1,690	70.27	20.99	55.77
8	Others	40	11	38	11.77	0.52	2.59
	Total	12,163	3,975	9,346	396.42	118.19	343.87

The number of Telkom’s fostered partners is spread in 34 provinces in Indonesia with the largest number in the Province of West Java, given that the province is the closest region with the center of Telkom operations. The next sequence is East Java, Central Java and Jakarta. Below are the number of the fostered partners and the actual distribution of funds by region.

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Number of Fostered Partners and Realization of Fund Distribution by Region

No	Region	Total	Actual Distribution
		Fostered Partners	(Rp Thousand)
1	Aceh	267	5,777
2	North Sumatera	545	15,874
3	West Sumatera	259	5,463
4	Mainland Riau	302	9,678
5	Riau Islands	270	8,734
6	South Sumatera	405	10,891
7	Jambi	222	8,264
8	Bengkulu	187	6,351
9	Lampung	191	5,548
10	Bangka Belitung	181	6,692
11	DKI Jakarta	678	25,663
12	Banten	300	10,331
13	West Java	2.810	74,013
14	Central Java	914	34,244
15	Special Region Yogyakarta	191	7,029
16	East Java/Madura	1.734	70,872
17	East Kalimantan	563	17,879
18	West Kalimantan	387	11,582
19	Central Kalimantan	281	8,532
20	South Kalimantan	228	7,479
21	North Kalimantan	44	1,565
22	Bali	183	8,375
23	West Nusa Tenggara	115	4,648
24	East Nusa Tenggara	87	3,319
25	South Sulawesi	199	4,379
26	Central Sulawesi	111	4,050
27	Southeast Sulawesi	80	3,290
28	North Sulawesi	123	4,837
29	West Sulawesi	8	275
30	Gorontalo	97	3,804
31	Maluku	26	857
32	North Maluku	93	3,278
33	West Papua	0	0
34	East Papua	82	2,852
Total Number		12,163	396,423

In 2014 a series of activities have been carried out in the framework of the Partnership Program implementation such as training, promotion and marketing assistance, as well as apprenticeship and comparative study, as described below:

Mentoring activities

Fostering partners is done in the form of grant assistance (knowledge capital). Education and training programs provided to the fostered partners are carried out in collaboration with universities and other institutions that have competence in developing the science of entrepreneurship and entrepreneurship motivation.

Mentoring funds disbursed to fostering activities as of 2014 amounted Rp7.45 billion. Whereas in 2013 the amount of funds disbursed was Rp6.25 billion and in 2012 was as much as Rp9.99 billion.

Promotion and Marketing Activities

The company has also provided assistance in the form of promotion and marketing guidance, by enrolling fostered partners in various exhibitions at home and abroad. In addition to participating in exhibitions, we also help promote the fostered partners’ product by holding exhibition held at our potential offices, such as in Graha Merah Putih, our head office in Bandung.

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Development activities

Development activities of the fostered partners include various efforts to improve the productivity of the partners as well as for studies/research related to the partnership program.

REALIZATION OF COMMUNITY DEVELOPMENT PROGRAM

Especially for 2014, all of grants for the Community Development Program, the Company has prioritized the provision of assistance in the areas of education and health and creative camp development to cultivate the digital creative industries. However, Company does not rule out environmental development programs in other fields.

Total disbursements of fund for Community Development Program in 2014 was amounted to Rp82.8 billion, which represented a significant increased compared to that of Rp55.8 billion in 2013. The following data shows the total funds disbursed for the Community Development Program in the past three years.

Distribution of funds for Community Development Program During 2012 - 2014 (Rp Million)

No.	Type of Grant	2014	2013	2012
1	Victims of Natural Disasters	4,367.9	1,466.2	1,406.5
2	Development of Education and Training	40,826.9	20,957.6	19,962.8
3	Development of public health facilities	8,488.05	5,371.8	7,797.9
4	Development of Public Facilities	9,432.3	5,544.1	6,194.4
5	Construction & Repair of Worship Facilities	16,232.1	13,282.1	7,206.6
6	Environmental Conservation	795.9	498.4	956.7
7	Aid of SOEs Care	-	-	48,620
8	Poverty Eradication	1,043.7	6,631.3	-
	Sub Total	81,186.8	53,751.5	92,144.9
Operating Costs		1,618	2,013	2,169.4
Community Development Total Distribution		82,804.8	55,764.5	94,314.2

In 2014 a series of activities have been carried out in the framework of the implementation of the Community Development Program such as grant for the victim of natural disasters, grant for education and training, grant for public health, grant for public facilities, grant for worship facilities, grant for environmental concervation and poverty eradication.

Relief of Natural Disasters Victims

Assistance to victims of natural disasters is intended to ease the burden of the victims. In 2014, the Company provides relief to victims of natural disasters, among others hazardous smoke in the province of Mainland Riau and Mount Kelud. Total relief for natural disaster in 2014 was Rp4,367.9 million.

In addition to fund aid in the location of a natural disaster, Telkom has also provided in nature aid of telecommunications prime card, reload (MKIOS), mobile phone charger, internet access via Wi-Fi or modem, and voice communications services (telephone), where one can come directly to the command post to obtain free telecommunications services.

Education and Training Support

The improvement in the quality of public education is the Company’s major concern in the implementation of the Community Development Program. This is based on the consideration that education is one of the foundations for improving the welfare of society. Throughout 2014, the Company has distributed funds for education and training of Rp40.8 billion.

Grant is provided, among others, in the form of the establishment of the Digital Valley in Bandung, Yogyakarta and Jakarta; Broadband Learning Center in several cities, and Programs of "Certification for the Nation" for graduates of senior vocational school and Teacher Training "To you I dedicate".

Grant for Public Health

Aid in the health sector during 2014 is prioritized on activities that could support the improvement of the quality of public health. Assistance provision is embodied in the form of free medical, mass circumcision, health facilities, improvement of physical building of health institution, improvement of public facilities for health, and so on. In 2014, the realization of the health sector program was Rp8.5 billion.

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Grant for Public Facilities

Other direct benefits that can be felt by the public from the existence of the Company is the implementation of infrastructure and facilities development that is intended for the public. In practice, these activities are run through the Community Development Program.

In 2014 the activities of the development of infrastructure and public facilities have consumed a total fund of Rp9.4 billion. Aid is available in the form of the provision of tourist buses Bandung Tour on the Bus (Bandros), and Semarang, as well as the provision of wifi.id corner in various cities.

Grant for Worship Facilities

In addition to the construction of public facilities and infrastructure, the Company has also provided assistance for the development and improvement of existing religious facilities. The total allocation for this activity reached Rp16.2 billion and was used for various forms of repair and construction of places of worship in the working area of the company.

Grant for environment conservation

In an effort to realize eco-friendly environment, we have also carried out tree planting activities, especially in critical and barren land. The amount of aid disbursed was as much as Rp795.9 million. These efforts not only make the environment around the Company’s working area greener, but the existence of trees can also provide the existing capacity of the soil around the working area of the Company and increase the ability of the land as water catchment areas.

Poverty Alleviation

In 2014, we have been delivering a total grant of Rp1 billion to alleviate poverty. This assistance is expected to raise the welfare of the poor in both urban and rural. Assistance is distributed to poor people in Bandung and Malang Regency, and to empower women in South Jakarta.

PKBL MANAGEMENT INFORMATION SYSTEM DEVELOPMENT

In 2014, we have developed a Management Information System (MIS) version 2.0-based on information technology and integrated with other Telkom Management Information System. This Program is intended to help process of administration, evaluation and reporting of PKBL and presenting PKBL data accurately.

On the application side, we have implemented two applications that will ensure certainty of business process that have been made previously. Both of these applications are:

•         SIM PKBL is a standard operating tool of PKBL management according to common business processes. Utilization of this application provides the user with real-time information so as to increase the speed of the information flow for decision making. Besides SIM PKBL also has a data control system to maintain the accuracy of management report, plan and control based on accurate and comprehensive information.

•         SAP Finance is an application with best practice in managing CDC's financial business in accordance with world standards. Telkom CDC has used SAP as an application for managing finances. Data integration of both applications is the most important thing in the use of management information systems.

FINANCIAL IMPACT OF ACTIVITIES

The financial impact of the activities of the Company's responsibility towards the social and community development that we implemented in 2014 amounted to Rp513 billion. The funds will be realized in the field of Rp412 billion worth Partnership Program, Community Development Program worth Rp83 billion and CSR programs outside the Partnership and Community Development Program worth Rp18 billion. The CSR is implemented by considering the principle of utility, fairness, efficiency, and effectiveness as well as the source of the funds available.

Telkom’s initiatives in Developing Digital Creative Industry

We have declared 2014 as the year for creative industries development. This step deems necessary because the potential of the digital creative industry in Indonesia is very large. As a company with a portfolio of TIMES (Telecommunication, Information, Edutainment & Services), we are in the forefront in the development of the digital creative industries. This effort is part of our commitment to fulfill our social responsibility in the areas of social and economic development of society.

In order to accelerate the realization of the strong, creative and innovative digital creative industries, we, through CDC unit, incorporate digital creative industry development in the Community Development Program. In order to sharpen the Company's assistance and to ensure that the company’s participation in the development of the digital creative industries is right on tracks, we have set up four groups of programs, namely the Creative Center, Creative Camp, Digital Valley and Digital Innovation Lounge (DiLo).

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Creative Center

Creative Center is a forum for the development/incubation process for the talents or the talent pool in the form of start-ups digital creative with a variety of product creativity to be developed in such a way that in the future they can be tough entrepreneurs. Its weight is 50% Creativity and Commerce 50%. Incubation facilities provided at the Creative Center include Working Facility, Funding, Mentoring, and Market Access.

Creative Camp

Creative Camp is a facility that was built as centers of interaction for young people who have interests to enter into areas of digital creative and grow more digitalpreneur seeds in Indonesia. Creative Camps are built in various cities in Indonesia as an early knot to nurture digital creative seeds throughout Indonesia. Its weight is creativity 80% and Commerce 20%. Facilities provided at Creative Camps include Working Facility, and Mentoring Program as a preparation for entry into the incubation process.

Digital Valley

Digital Valley: is the name of the place where Creative Centers are built. Currently there are 3 Creative Centers: Bandung Digital Valley, Jogja Digital Valley, and Jakarta Digital Valley.

DiLo

DiLo (Digital Innovation Lounge) is the name of the place where Creative Camps are built. Currently there are 10 DiLo, namely Jakarta, Surabaya, Solo, Malang, Balikpapan, Medan, Makassar, Bogor, Tangerang, and Bandung.

TELKOM RESPONSIBILITY TO CUSTOMERS

In line with our mission to provide products and services with the best quality at competitive prices, as well as part of the practice of good corporate governance (GCG) related to our responsibility towards our customers and communities as stakeholders, we continue to maintain communication with the customer. The implementation of efficient and proactive communication is a prerequisite for ensuring the rights of consumers and customers, which will eventually play an important role for the survival and growth of our business in a sustainable manner.

POLICY

We are committed to always safeguarding the interests of consumers and customers of our products and services. The commitment is tailored to the needs and demands of the market, as set out in a series of management policies related aspects of product development, product safety, after-sales warranty and consumer complaint service.

TYPE OF PROGRAM

Throughout 2014, we continued carrying out various initiatives in order to ensure the protection of the interests of consumers in obtaining quality products and convenient services.

Product/Service Development

To make sure that a newly developed product can be the right product as a commercial product which is well received in the market, we apply a standard guideline for the implementation of the incubation process of innovation product. The incubation process is needed to support the creation of innovative new products through the stages of idea submission, customer and idea validation, product validation, business model validation, and market validation. Thus, we can ensure that the development of new product/service with the best results and optimal effort, while customers will benefit from the quality, reliability, availability, billing and payment, service area, compatibility, product features, and readiness of product supporting factors .

Telkom Integrated Quality Assurance Program (TIQA)

Orientation on customer service satisfaction through TIQA in the framework of ROSE (Raise on Service Excellence), includes:

•         Holding the principle to ensure that the resulting products and services have high value and are able to create benefits as greatest as possible and able to stimulate the economy of the community and the state.

•         Always complying with the code of conduct in the products sale (direct sales), promotion and advertising.

•         Applying ethical advertising practices with regard to the provisions of code of ethics of advertising in Indonesia.

•         Ensuring that the after-sales products and services are easily available to the public.

•         Supporting the implementation of the principles and practice of healthy competition.

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After Sales Warranty

In order to ensure compliance with after-sale service standard, we apply fair compensation through the implementation of after-sales warranty (service level guarantee/SLG).

Center Services and Consumer Complaints Mechanism

We provide customer service centers that can be directly approached in each regional office and our branch offices. We also provide online complaint center on our website (www.telkom.co.id) and 147 contact center services for retail customers and "500 250" for business customers.

Telkom Indonesia offerings for Intelligent

To improve the convenience, Telkom build thousands Wifi.id point Corner super fast Internet at strategic locations, such as campuses, parks, airports, and café. Wi-Fi is expected to provide ease of people who want to use the internet service. Moreover, the ease of access is still a problem for Internet users.

The existence Wifi.id Corner is expected also adds to the ease communities to broadband Internet access. In addition to the Warung Park, thousands of points Wifi.id Corner also deployed in various major cities of Pontianak, Papua, Banjarmasin, and Pekanbaru.

Up to 2015, we are targeting no less than 1 million Wi-Fi will be installed in Indonesia. With the super-speed Internet service, the public will be satisfied to surf in cyberspace and perform a variety of productive activities.

FINANCIAL IMPACT PROGRAM

Throughout 2014 we incurred a total of Rp370 million for programs related to education customers.

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DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a US securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares.

ADSL

Asymmetric Digital Subscriber Line, a type of digital subscriber line technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voice band modem can provide.

APMK

Alat Pembayaran Menggunakan Kartu or card-based payment instruments, a payment instrument in the form of credit cards, Automated Teller Machine (“ATM”) and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Surpervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSC

Base Station Controller, an equipment responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

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BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

BWA

Broadband Wireless Access, a technology that provides high speed wireless internet access or computer networking access over a wide area.

CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1.8 GHz frequency band.

Defined Benefit Pension Plan

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

DLD
Domestic Long Distance, a long distance call service designed for customers who live in different areas but still within one country. These areas normally have different area codes.

DSL
Digital Subscriber Line, a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

e-Business
Electronic Business solutions, including electronic payment services, internet data centers and content and application solutions. Refer to “New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio” under Business Overview.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

e-Payment

Also known as electronic funds transfer, the electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institutions, through computer-based systems.

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E1

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTH

Fiber To The Home  are the implementation of fiber optic network that reaches up to customer point or known as customer premise.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

Gigabyte, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz. The hertz (symbol Hz), the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that brings optical fiber cabling and signals all or most of the way to end users.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

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Homepass

A connection with access to fixed line voice, IPTV and broadband services.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IME

Information, Media and Edutainment.

IMT-2000

International Mobile Telecommunications-2000, a body of specifications provided by the International Telecommunication Union. Application services include wide area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Intelligent Network

A service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Core

A block of logic data that is used in making a field programmable gate array or application-specific integrated circuit for a product.

IP DSLAM

Internet Protocol-Digital Subscriber Line Access Multiplexer, a network device located near the customer’s location that allows telephone lines to make faster connections to the internet by connecting multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IPO

Initial Public Offering, the first sale of stock by a company to the public.

IP VPN

A data communication service using IP Multi Protocol Label Switching (“MPLS”) and based on any to any connection. This service is connected to the data security systems, L2TP and IPSec. The speed depends on the customer’s needs and ranges from 64 Kbps to 2 Mbps.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider,  an organization that provides access to the internet.

Kbps

Kilobyte per second, a measure of speed for digital signal transmission expressed in thousands of bits per second.

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KSO

Kerjasama Operasi, a form of joint operation agreement that includes build, operate and transfer that previously used by Telkom, in which the consortium partners to invest and operate facilities owned by Telkom in regional divisions. The consortium partners are owned by international operators and national private companies or Telkom.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoCI

The Ministry of Communication and Information, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication (“MoC”) in February 2005.

MSAN

Multi Service Access Node, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packets are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

Node B

A BTS for a 3G W-CDMA/UMTS network.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

OLO

Other Licensed Operators, i.e. operators other than our Company.

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Optical Fiber

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Outside Plant

The equipment and facilities used to connect subscriber premises to the local exchange.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PDN

Packet Data Network, a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

PKLN

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian State-Owned Enterprises such as us for consent to obtain foreign commercial loans.

POWL

Public Offering Without Listing.

Premium SMS

Premium Short Message Service, a text messaging service component of phone, web, or mobile communication systems, using standardized communications protocols that allow the exchange of short text messages between fixed line or mobile phone devices.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

RIO

Reference Interconnection Offer, a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

RUIM card

Removable User Identity Module, a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

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SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SIM card

Subscriber Identity Module, a “smart” card designed to be inserted into cellular phone that uniquely identifies a GSM network subscription and contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOE

State-Owned Enterprise, a Government-owned corporation, state-owned company, state-owned entity, state enterprise, publicly owned corporation, Government business enterprise, or parastatal, a legal entity created by a Government to undertake commercial activities on behalf of an owner Government.

Softswitch

A central device in a telephone network that connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

STM-1

Synchronous Transport Module level-1, the SDH ITU-T fiber optic network transmission standard with a bit rate of 155.52 Mbps. The other standards are STM-4, STM-16 and STM-64.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

Terra Router

Terra Router or terabit router on the theory allows the network capacity on a scale of terabits (1 terabit = 1 million gigabits).

TIMES

Telecommunication, Information, Media,  Edutainment and Service.

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. These provide connectivity to many machines behind a gateway or firewall.

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VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

WiMAX

Worldwide Interoperability for Microwave Access, a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

Wireless Access Network

Any type of computer network that is not connected by cables of any kind. It is a method by which homes, telecommunications networks and enterprise (business) installations avoid the costly process of introducing cables into a building, or as a connection between various equipment locations.

Wireless Broadband

Technology that provides high speed wireless internet access or computer networking access over a wide area.

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Statement of the Member of Board of Commissioners and Directors

Regarding

Responsibility for Annual Reporting 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We hereby state that all information has been fully disclosed in Annual Report 2014 Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and we are solely responsible for the accuracy of the content.

This statement is considered to be true and correct.

Jakarta, March 26th, 2015

Board of Commissioners
/s/Hendri Saparini President Commissioner
/s/Imam Apriyanto Putro Commissioner	/s/Hadiyanto Commissioner	/s/Dolfie Othniel Fredric Palit Commissioner
/s/Parikesit Suprapto Independent Commissioner	/s/Johnny Swandi Sjam Independent Commissioner	/s/Virano G. Nasution Independent Commissioner

Directors
/s/Alex J. Sinaga President Director
/s/Heri Sunaryadi Director of Finance	/s/Muhammad Awaluddin Director of Enterprise & Business Service	/s/Indra Utoyo Director of Innovation & Strategic Portfolio
/s/Dian Rachmawan Director of Consumer	/s/Abdus Somad Arief Director of Network IT & Solution	/s/Herdy Rosadi Harman Director of Human Capital Management	/s/Honesti Basyir Director of Wholesale & International Service